SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED May 17, 2002

COMMISSION FILE NUMBER: 01-16778

STOCKSCAPE.COM TECHNOLOGIES INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - .

Stockscape.com Technologies Inc.

May 17, 2002

Dear Shareholder:

This letter, a notice of meeting (the "Notice"), a proxy, a summary (the "Summary") of a joint information circular (the "Information Circular"), audited annual financial statements and an annual return card are being sent to you as one of the shareholders of Stockscape.com Technologies Inc. ("Stockscape"). The purpose of this letter is to invite you and the other shareholders of Stockscape to attend the annual and extraordinary general meeting of shareholders as described in the Notice.

As described in the Notice and Summary, the purpose of the extraordinary general meeting is to consider a special resolution to approve an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia) pursuant to which Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian Gold Limited ("Peruvian"), Glenex Industries Inc. ("Glenex") and Stockscape will be amalgamated to form a new company, ("Amalco") with the name, "Bradstone Equity Partners, Inc.", or such other name as the directors may approve. The Summary provides a summary of the proposed Arrangement and describes how you can obtain a copy of the full Information Circular. It also describes the particulars of the approvals required, including the application to be made to the British Columbia Supreme Court for its approval of the Arrangement. Please give this information your careful attention.

The managements of Bradstone, Peruvian, Glenex and Stockscape believe that the proposed Arrangement will create a significantly stronger company with approximately $28 million in net assets and significant potential tax losses available to it on completion of the Arrangement, experienced management and will provide the best opportunity for increasing shareholder value. The board of directors of Stockscape believe that the Arrangement is desirable and in the best interests of Stockscape and its shareholders and recommends that you vote FOR approval of the Arrangement.

It is important that your shares be represented at the annual and extraordinary general meeting regardless of the number of shares you hold. Whether or not you plan to attend the meeting, please complete, date, sign and return your proxy as soon as possible so that your shares will be represented. You may, of course, attend the meeting and vote in person, even if you have previously returned the proxy.

We look forward to seeing you at the annual and extraordinary general meeting.

Yours truly,
Stockscape.com Technologies Inc. (signed) "Andrew F. B. Milligan" Andrew F. B. Milligan President & Chief Executive Officer

STOCKSCAPE.COM TECHNOLOGIES INC.

Suite 300, 570 Granville Street

Vancouver, British Columbia

V6C 3P1

Telephone: (604) 687-0616

Facsimile: (604) 681-4692

E-mail: amilligan@stockscape.com

May 17, 2002

To the Shareholders:

At the time of the publication of your Company's Annual Report for 2000, the Directors had announced that the Company was seeking a buyer for its Stockscape.com website and business. This decision had been reached after several months of operations during which it had become apparent that the Company's goal of achieving profitability by the end of 2001 would not be reached.

The business and operations of the Company's wholly-owned subsidiary Stockscape Canada were therefore sold effective June 29, 2001 to Nikolas Capital Corp. of Vancouver, B.C. in consideration of the assumption by Nikolas of all the leases for the premises, servers, computers and equipment used by Stockscape Canada in the conduct of its business. Although this transaction resulted in a loss on disposal of discontinued operations of $583,164 it was more than offset by the termination of the heavy losses, amounting to approximately $200,000 per month, which would have been incurred had the Internet services been maintained at their then current level.

From July 2001 onward, the Company's activity has been confined to the management of its cash and investments, the administration necessary to maintain good standing with the SEC and other regulatory bodies, as well as reviewing and negotiating arrangements to employ the residual assets effectively. During the second half of 2001 General and Administrative expenses were progressively reduced and, by the end of the year, this "burn rate" had been reduced to less than $20,000 per month.

At year-end, the Company's current assets totaled $3,031,612 comprised almost entirely of cash, short-term investments and marketable securities. It was evident that these assets could be employed more effectively and, consequently, on February 1st 2002 the Company subscribed for 20 million units of Vista Gold Corp. priced at US $0.0513 per unit for a total of US $1,026,000 (approximately $1,650,000 in Canadian currency). Each unit consisted of one common share and one share purchase warrant to acquire one common share exercisable within five years at a price of US $0.075.

Your Directors believe that this investment represents a logical step forward in the Company's development. The transaction had the additional advantage of effecting dismissal of the outstanding lawsuit initiated by United States Fidelity and Guarantee Company in which both the Company and Vista were named defendants. Vista has applied approximately US $800,000 of the private placement to settle the lawsuit and relieve the Company and Vista of outstanding liabilities in connection with the reclamation of the Mineral Ridge Mine.

The other principal asset of the Company is its investment in Great Basin Gold Ltd. which at year end stood at 2,175,000 shares. This investment, in conjunction with the 17% ownership in the capital of Vista Gold Corp., has indirectly re-established the Company as a participant in the gold exploration and mining industry. This in turn has led to the proposal for the Company to merge with Bradstone Equity Partners, Inc., Peruvian Gold Ltd., and Glenex Industries Inc., all companies with strong asset bases and some mining interests. The merger of these companies is designed to create a new corporation having substantial capital, a background in both the merchant banking and mining industries, as well as having a pool of seasoned management.

ON BEHALF OF THE BOARD

"Andrew Milligan"

Andrew F.B. Milligan

President and Chief Executive Officer

STOCKSCAPE.COM TECHNOLOGIES INC.
Suite 300, 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting (the "Stockscape Meeting") of members (also referred to as "shareholders") of Stockscape.com Technologies Inc.. ("Stockscape") will be held at Suite 2800, 666 Burrard Street, Vancouver, British Columbia, on Tuesday, June 25, 2002 at the hour of 9:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the report of the Directors;

2. To receive and consider the audited financial statements of Stockscape for the year ended December 31, 2001 together with the report of the Auditors thereon;

3. To elect Directors;

4. To appoint Auditors and to authorize the Directors to fix their remuneration;

5. To consider and, if thought fit, to approve by special resolution (the "Stockscape Arrangement Resolution") an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia) pursuant to which Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian Gold Limited ("Peruvian"), Glenex Industries Inc. ("Glenex") and Stockscape will be amalgamated to form an amalgamated company, ("Amalco"), under the name, "Bradstone Equity Partners, Inc." or such other name as the directors may approve, and the securityholders of Bradstone, Peruvian, Glenex and Stockscape will receive securities of Bradstone on the terms more fully set forth in the Information Circular in respect of the Stockscape Meeting;

6. To consider and, if thought fit, to approve by special resolution (the "Stockscape Name Change Resolution"), to be effective if the Stockscape Arrangement Resolution is not passed, the change of Stockscape's name to "Cornucopia Capital, Inc." and authorizing the Board of Directors, in its sole discretion, to choose such other name is acceptable to the securities and corporate regulatory authorities, as more fully set forth in the Information Circular in respect of the Stockscape Meeting; and

7. To transact such further or other business as may properly come before the Stockscape Meeting and any adjournment thereof.

TAKE NOTICE that pursuant to the Company Act (British Columbia), holders of common shares of Stockscape may until 11:00 a.m. (Vancouver time) on June 24, 2002 give Stockscape a notice of dissent by registered mail addressed to Stockscape at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5 with respect to the Stockscape Arrangement Resolution. As a result of giving a notice of dissent a shareholder may, on receiving a notice of intention to act under Section 207 of the Company Act (British Columbia) require Stockscape to purchase all of the common shares held by such shareholder in respect of which the notice of dissent was given. This right is described in the Information Circular in respect of the Stockscape Meeting.

Accompanying this Notice are the 2001 Annual Report, Audited Financial Statements, a summary of the Information Circular in respect of the Stockscape Meeting (which includes the full text of the above resolutions), a form of Proxy and an Annual Return Card Form. See Summary for information to access complete Information Circular. Shareholders unable to attend the Stockscape Meeting in person should read the notes to the Proxy and complete and return the Proxy to Stockscape's Transfer Agent, CIBC Mellon Trust Company, by mail or delivery to Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1 or by facsimile to (416) 368-2502 no later than 48 hours prior to the commencement of the Stockscape Meeting.

If you are a non-registered holder of Stockscape shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The enclosed Proxy is solicited by management of Stockscape and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Stockscape Meeting.

DATED this 17th day of May, 2002. (signed) Andrew F.B. Milligan, President

Shareholders unable to attend the Stockscape Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

Neither The Toronto Stock Exchange nor the TSX Venture Exchange has in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.

SUMMARY OF
JOINT INFORMATION CIRCULAR

Annual, Special or Extraordinary General Meetings

of

Shareholders

of

BRADSTONE EQUITY PARTNERS, INC.

PERUVIAN GOLD LIMITED

GLENEX INDUSTRIES INC.

STOCKSCAPE.COM TECHNOLOGIES INC.

May 17, 2002

SUMMARY

The following is a summary of certain information contained elsewhere in the Joint Information Circular (the "Information Circular") of Bradstone, Peruvian, Glenex and Stockscape dated May 17, 2002 including the schedules thereto. Capitalized terms used in this Summary are defined in the Glossary of Terms. This Summary is qualified in its entirety by the more detailed information appearing or referred to in the Information Circular.

This summary is provided pursuant to the terms of one or more of the Exemption Orders. See "Exemption Orders" below. In accordance with the terms of the Exemption Orders, Shareholders may receive a copy of the complete Information Circular by:

(1) accessing the Information Circular on the Internet at www.bradstoneequity.com;

(2) accessing the Information Circular on the Internet at www.sedar.com. On the SEDAR website, select your language of choice, select "Company Profiles", select the letter of the alphabet for the particular Company (i.e. "B" for Bradstone, "G" for Glenex, "P" for Peruvian or "S" for Stockscape), select the respective Company name, choose "View This Public Company's Documents", and then select "Management Proxy/Information Circular" for the filing date May 21, 2002; or

(3) requesting by facsimile, telephone, email or other form of communication that a printed copy of the Information Circular be mailed to you which will be done free of charge. A request for a printed copy should be directed by all Shareholders as follows:

Toll-free number: 1-800-318-3094
(Canada and United States)
Fax: (604) 681-4692
Email: odutra@quest-mail.com

The Meetings

Times, Dates, and Places of Meetings

The Bradstone Meeting will be held on June 25, 2002 at 11:00 a.m. (Vancouver time) in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Peruvian Meeting will be held on June 25, 2002 at 10:00 a.m. (Vancouver time) in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Glenex Meeting will be held on June 25, 2002 at 8:30 a.m. (Vancouver time) at Suite 2800, 666 Burrard Street, Vancouver, British Columbia.

The Stockscape Meeting will be held on June 25, 2002 at 9:00 a.m. (Vancouver time) at Suite 2800, 666 Burrard Street, Vancouver, British Columbia.

The Record Date

The Record Date for determining the registered shareholders for each of the Meetings is May 13, 2002.

Purposes of the Meetings

This Summary and the Information Circular are furnished in connection with the solicitation of proxies by management of Bradstone, Peruvian, Glenex and Stockscape for use at the Meetings.

Bradstone Meeting

At the Bradstone Meeting, Bradstone Shareholders will be asked to consider the Bradstone Annual General Meeting Matters and to pass the Bradstone Continuance Resolution approving the Continuance, the Bradstone Arrangement Resolution approving the Arrangement and the

GLOSSARY OF TERMS

In this Summary of the Information Circular, the following capitalized words and terms shall have the following meanings:
Accumulated Deficit of Amalco	The amount of the deficit of Amalco as determined in accordance with applicable Canadian GAAP.
Alberta Act	The Business Corporations Act (Alberta).
Amalco [or Bradstone (Post Arrangement)]	The amalgamated company, to be named "Bradstone Equity Partners, Inc." or such other name as approved, resulting from the amalgamation of the Companies pursuant to the Plan of Arrangement.
Amalco Class A Shares	Class A subordinate voting common shares in the capital of Amalco, each Amalco Class A Share entitling the holder to one vote per Amalco Class A Share held.
Amalco Class B Shares	Class B multiple voting common shares in the capital of Amalco, each Amalco Class B Share entitling the holder to five votes per Amalco Class B Share held.
Amalco Options	Options for the purchase of Amalco Class A Shares.
Amalco Securities	Collectively, Amalco Class A Shares, Amalco Class B Shares, Amalco Warrants and Amalco Options.
Amalco Securityholders	At the relevant time, holders of Amalco Shares, Amalco Warrants and Amalco Options.
Amalco Shares	Collectively, Amalco Class A Shares and Amalco Class B Shares.
Amalco Warrants	Warrants for the purchase of Amalco Class A Shares.
Arrangement	The Arrangement to be completed pursuant to the provisions of Section 252 of the Company Act, involving the amalgamation of Bradstone, Peruvian, Glenex and Stockscape to form Amalco as described in the Plan of Arrangement and the elimination of the Accumulated Deficit of Amalco.
Arrangement Agreement	The Arrangement Agreement dated as of April 5, 2002 among Bradstone, Peruvian, Glenex and Stockscape.
Arrangement Resolutions	Collectively, the Bradstone Arrangement Resolution, Peruvian Arrangement Resolution, Glenex Arrangement Resolution and Stockscape Arrangement Resolution.
ASC	Alberta Securities Commission
BCSC	British Columbia Securities Commission
Bradstone	Bradstone Equity Partners, Inc., a company incorporated under the Alberta Act.
Bradstone 2002 Stock Option Plan	Bradstone's proposed 2002 stock option plan authorizing the issuance of options to purchase up to 4,872,290 Bradstone Class A Shares in respect of which the Option Resolution is being placed before the Bradstone Meeting.
Bradstone Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out in Bradstone's Notice of Meeting.
Bradstone Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by Bradstone Shareholders at the Bradstone Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Bradstone Class A Shares	Class A subordinate voting common shares in the capital of Bradstone, each Bradstone Class A Share entitling the holder to one vote per Bradstone Class A Share held.
Bradstone Class B Shares	Class B multiple voting common shares in the capital of Bradstone, each Bradstone Class B Share entitling the holder to five votes per Bradstone Class B Share held.
Bradstone Continuance Resolution	The Special Resolution of Bradstone Shareholders approving the Continuance to be voted on, with or without variation, by the Bradstone Shareholders at the Bradstone Meeting, the full text of which is attached as Schedule "A" to this Information Circular.
Bradstone Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the special and extraordinary general meeting of shareholders of Bradstone to be held at 11:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Bradstone Continuance Resolution, the Bradstone Arrangement Resolution, the Option Resolution and the other matters proposed by management at the Bradstone Meeting.
Bradstone (Post Arrangement) [or Amalco]	The amalgamated company, to be named "Bradstone Equity Partners, Inc." or such other name as approved, resulting from the amalgamation of Bradstone, Peruvian, Glenex and Stockscape pursuant to the Plan of Arrangement.
Bradstone Securityholders	At the relevant time, holders of Bradstone Shares and Bradstone Options.
Bradstone Shareholders	At any time, the holders at that time of Bradstone Class A or Bradstone Class B Shares.
Bradstone Shares	Collectively, Bradstone Class A Shares and Bradstone Class B Shares.
Break Fee	$100,000 payable pursuant to the Arrangement Agreement to each other party thereto by a party who accepts an unsolicited superior proposal or who breaches a material obligation under the Arrangement Agreement.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
Companies	Collectively, Bradstone, Peruvian, Glenex and Stockscape.
Company Act	The Company Act (British Columbia), as amended.
Continuance	The proposed continuance of Bradstone from the Province of Alberta under section 182 of the Alberta Act to the Province of British Columbia under section 36 of the Company Act.
Court	The Supreme Court of British Columbia.
Depository	Computershare Trust Company of Canada
Effective Date	The date on which the Final Order and such other documents as are required by the Registrar are accepted for filing under the Company Act.
Exchange Act	United States Securities Exchange Act of 1934, as amended.
Exemption Orders	The orders issued by the British Columbia Securities Commission and the Alberta Securities Commission under the Company Act and the Alberta Act respectively, and the decision issued by the local securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick, on May 16 and 17, 2002 in the forms as attached to the Information Circular as Schedules "N1", "N2" and "N3".
Final Order	The final order made by the Court approving the Arrangement.
Financial Advisors	Stephen W. Semeniuk, B. Com., MBA, CFA, in respect of Bradstone, Glenex and Stockscape and Ross Glanville, B.A. Sc., P. Eng., MBA, CGA, CAMV, in respect of Peruvian.
GAAP	Generally Accepted Accounting Principles.
Glenex	Glenex Industries Inc., a company amalgamated under the Company Act.
Glenex Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Glenex Common Shareholders at the Glenex Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Glenex Common Shareholders	At any time, the holders at that time of Glenex Common Shares.
Glenex Common Shares	Voting common shares in the capital of Glenex.
Glenex Meeting	The extraordinary general meeting of shareholders of Glenex to be held at 8:30 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Glenex Arrangement Resolution and the other matters proposed by management at the Glenex Meeting.
Glenex Optionholders	At the relevant time, holders of Glenex Options.
Glenex Options	Existing options granted by Glenex for the purchase of up to 225,000 Glenex Common Shares at an exercise price of $0.25 per share with expiry dates ranging from July 13, 2002 to September 2007.
Glenex Securityholders	At the relevant time, holders of Glenex Common Shares and Glenex Options.
Information Circular	This Information Circular to be sent to the Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders in connection with the Meetings.
Interim Order	The interim order of the Court dated May 17, 2002 pursuant to Section 252 of the Company Act, approving the calling of the Meetings.
Meetings	Collectively, the Bradstone Meeting, Peruvian Meeting, Glenex Meeting and Stockscape Meeting.
NASD	National Association of Securities Dealers.
NASDAQ	The NASD Automated Quotation System, commonly known as the "NASDAQ Stock Market".
Option Resolution	The Ordinary Resolution approving the Bradstone 2002 Stock Option Plan, to be voted on, with or without variation, at the Bradstone Meeting, the full text of which is attached as Schedule "D" to the Information Circular.
Ordinary Resolution	In the case of the Company Act and the Alberta Act, a resolution required to be approved by greater than one half (1/2) of the votes cast by those shareholders who (being entitled to do so) vote in person or by proxy at the shareholders' meeting for which the appropriate notice has been given.
OTCBB	The Over the Counter Bulletin Board operated by the NASD.
Peruvian	Peruvian Gold Limited, a company incorporated under the Company Act.
Peruvian Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out in Peruvian's Notice of Meeting.
Peruvian Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Peruvian Common Shareholders at the Peruvian Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Peruvian Common Shareholders	At any time, the holders at that time of Peruvian Common Shares.
Peruvian Common Shares	Voting common shares in the capital of Peruvian.
Peruvian Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the extraordinary general meeting of shareholders of Peruvian to be held at 10:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Peruvian Arrangement Resolution, and the other matters proposed by management at the Peruvian Meeting.
Peruvian Optionholders	At the relevant time, holders of Peruvian Options.
Peruvian Options	Existing options granted by Peruvian for the purchase of up to 991,500 Peruvian Common Shares at exercise prices ranging from $0.45 to $0.70 per share with expiry dates ranging from April 14, 2002 to March 4, 2007.
Peruvian Securityholders	At the relevant time, holders of Peruvian Common Shares and Peruvian Options.
Plan of Arrangement	The plan of arrangement set out as Schedule "J" hereto and any amendment thereto agreed to by the directors of each of Bradstone, Peruvian, Glenex and Stockscape.
Record Date	May 13, 2002, being the date determined by each of Bradstone, Peruvian, Glenex and Stockscape for determining Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders entitled to receive notice of and vote at the Meetings.
Registered Holder	A shareholder of record of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, as the case may be.
Registrar	The British Columbia Registrar of Companies appointed under Section 320 of the Company Act.
Reporting Jurisdictions	The Canadian jurisdictions where Bradstone, Peruvian, Glenex and Stockscape are currently reporting issuers under Securities Legislation and the United States where Peruvian and Stockscape file reports and other information with the SEC.
Reporting Jurisdictions (New)	The Canadian jurisdictions where Bradstone will be a reporting issuer (being British Columbia, Alberta, Ontario, Saskatchewan, Manitoba, Quebec, and New Brunswick), and the United States where Bradstone will be required to file reports and other information with the SEC on completion of the Arrangement.
SEC	United States Securities and Exchange Commission.
Securities Acts	The Securities Act (Alberta), Securities Act (British Columbia), Securities Act (Ontario), Securities Act (Saskatchewan), Securities Act (Manitoba), Securities Act (Quebec), and Securities Act (New Brunswick), as amended.
Securities Legislation	The Company Act, the Alberta Act, the Securities Acts and the equivalent securities legislation of the territories of Canada, and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX and the TSX Venture.
SEDAR	System for Electronic Document Analysis and Retrieval.
Shareholder	A member of a company incorporated under the Company Act or, in the case of Bradstone prior to the Continuance, a shareholder under the Alberta Act.
Special Resolution	A resolution required to be approved by not less than three quarters (3/4), in the case of the Company Act, or two thirds (2/3), in the case of the Alberta Act, of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Shareholders' Meeting for which the appropriate notice has been given.
Stockscape	Stockscape.com Technologies Inc., a company incorporated under the Company Act.
Stockscape Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out Stockscape's Notice of Meeting.
Stockscape Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Stockscape Common Shareholders at the Stockscape Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Stockscape Common Shareholders	At any time, the holders at that time of Stockscape Common Shares.
Stockscape Common Shares	Voting common shares in the capital of Stockscape.
Stockscape Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the extraordinary general meeting of shareholders of Stockscape to be held at 9:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Stockscape Arrangement Resolution, the Stockscape's Name Change Resolution and the other matters proposed by management at the Stockscape Meeting.
Stockscape Name Change	The proposed change of name of Stockscape to Cornucopia Capital Inc.
Stockscape Name Change Resolution	The Special Resolution approving the Stockscape Name Change to be voted on, with or without variation, by the Stockscape Common Shareholders at the Stockscape Meeting, the full text of which is attached as Schedule "C" to this Information Circular.
Stockscape Optionholders	At the relevant time, holders of Stockscape Options.
Stockscape Options	Existing options granted by Stockscape for the purchase of up to 1,037,500 Stockscape Common Shares at exercise prices ranging from CDN$0.50 to U.S.$0.50 per share with expiry dates ranging from October 31, 2002 to January 9, 2005.
Stockscape Securityholders	At the relevant time, holders of Stockscape Common Shares, Stockscape Warrants and Stockscape Options.
Stockscape Warrantholders	At the relevant time, holders of Stockscape Warrants.
Stockscape Warrants	Up to 400,000 Warrants issued under Stockscape private placements, each Warrant entitling the holder to purchase one Stockscape Common Share at an exercise price of $0.50 per share until June 30, 2003.
Superior Proposal	An unsolicited bona fide offer regarding a merger, takeover bid, sale of substantially all assets or similar fundamental transaction involving a party which the board of directors of that party considers, in good faith, to be clearly superior to the terms of the Arrangement and must be recommended to the party's shareholders in order that the board of directors may discharge its fiduciary obligations. Any good faith determination by the board of directors of a Superior Proposal shall only be made after consultation with qualified financial advisors and receipt by the board of directors of the party of an opinion of outside counsel or advice of outside counsel that is reflected in the minutes of the board of directors of the party to the effect that the failure to entertain and negotiate such a Superior Proposal or to furnish information concerning the party to a third party in connection therewith would be likely, in the particular circumstances, to result in a finding that the directors had breached their fiduciary duties under applicable law.
Termination Date	July 15, 2002, unless extended by agreement of the parties to the Arrangement Agreement.
TSX	The Toronto Stock Exchange.
TSX Venture	TSX Venture Exchange.
U.S. Securities Act	The United States Securities Act of 1933, as amended.

SCHEDULE "A"

Bradstone Continuance Resolution

Bradstone's shareholders will be asked to approve, as a special resolution approved by not less than 66 2/3% of the Bradstone Shares cast by persons voting in person or by proxy at the Meeting, the following resolution approving the transfer of Bradstone's jurisdiction of incorporation from Alberta to British Columbia and the alteration of Bradstone's authorized share capital in substantially the terms set out below (the "Continuance Resolution"). Management of Bradstone may elect not to carry out the Continuance if the Arrangement Resolution is not approved.

"WHEREAS Bradstone proposes to transfer out of the Province of Alberta under the jurisdiction of the Business Corporations Act (Alberta) (the "Alberta Act") and to continue into the Province of British Columbia (the "Continuance") under the jurisdiction of the Company Act (British Columbia) (the "Company Act");

AND WHEREAS management of Bradstone proposes to present a special resolution to the shareholders at the Meeting with respect to the Continuance and may subsequently decide that it is not in the best interests of Bradstone to proceed with such matters;

IT IS HEREBY RESOLVED, as a special resolution, that:

4. Bradstone be authorized to undertake and complete the Continuance and any one director or officer of Bradstone be authorized to determine the form of documents required in respect thereof, including any supplements or amendments thereto and including, without limitation, the documents referred to below;

5. the Continuance of Bradstone's jurisdiction of incorporation from Alberta to the Province of British Columbia, pursuant to Section 189 of the Alberta Act and Section 36 of Company Act, be approved;

6. Bradstone's application pursuant to Section 189 of the Alberta Act for authorization to be continued as a "company" in the Province of British Columbia be approved and ratified;

7. Bradstone make application to the Registrar of Companies in the Province of British Columbia for consent to be continued into and registered as a "company" pursuant to the Company Act;

8. effective on the date of such Continuance into British Columbia, Bradstone adopt the Memorandum substantially in the form attached as Schedule "O" to the circular prepared for the purpose of this Meeting and Articles substantially in the form attached as Schedule "P", in substitution for the existing Articles and Bylaws of Bradstone;

9. effective on the date of such Continuance under the Company Act, the authorized share capital of Bradstone be altered from an unlimited number of Subordinate Voting Shares to 100,000,000 Class "A" Subordinate Voting Shares, from an unlimited number of Multiple Voting Shares to 100,000,000 Class "B" Multiple Voting Shares and from an unlimited number of both First Preferred Shares and Second Preferred Shares to 100,000,000 of each of First Preferred Shares and Second Preferred Shares, in all cases without nominal or par value;

10. effective on the date of such Continuance as a corporation under the Company Act, the following persons shall be the directors of Bradstone as a British Columbia corporation:
Robert G. Atkinson	Andrew F. B. Milligan
Gordon D. Ewart	John J. Fleming
A. Murray Sinclair	Edward L. Mercaldo
Brian E. Bayley

11. notwithstanding the passage of this special resolution by the members of Bradstone, the board of directors of Bradstone, without further notice to or approval of the members of Bradstone, may decide not to proceed with the Continuance or otherwise give effect to this special resolution, at any time prior to the Continuance becoming effective; and

12. any one or more of the directors and officers of Bradstone be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Bradstone or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

SCHEDULE "B"

Arrangement Resolutions

Shareholders of each of the Companies will be asked to approve by special resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

IT IS HEREBY RESOLVED, as a special resolution, that:

1. the Arrangement under section 252 of the Company Act (British Columbia) set forth in the Plan of Arrangement attached as Schedule "J" to the Joint Information Circular dated May 17, 2002 (the "Circular") of Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. (collectively, the "Companies") is authorized and approved, provided that if any one or more of the parties other than Bradstone Equity Partners, Inc. determines or is determined by any one of the other parties including Bradstone by resolution of the board of directors thereof that it is not appropriate for such party or parties to participate in and complete the Arrangement, the remaining parties may proceed with the completion of the Arrangement without such party or parties provided that all other conditions, terms, covenants, representations and warranties relevant to the remaining parties can be complied with and this Agreement will be deemed to be amended to delete all references to the party or parties which is or are not participating;

2. effective on the date of such Arrangement, the amalgamated company to be formed pursuant to the Arrangement adopt the Memorandum and the Articles substantially in the terms set out as Appendix "A" and Appendix "B" to Plan of Arrangement attached as Exhibit 1 to the Arrangement Agreement made as of April 5, 2002 among the Companies;

3. any one director or officer of the Company be authorized and empowered, acting for, in the name of and on behalf of the Company, to execute and to deliver such documents as are necessary or desirable, and to deliver the final order of the Court approving the Plan of Arrangement to the Registrar appointed under Section 230 of the Company Act for filing; and

4. notwithstanding the passage of this special resolution by the Shareholders of the Company or the approval of the Court, the board of directors of the Company, without further notice to or approval of the Shareholders of the Company or the Court, may decide not to proceed with the Arrangement or to otherwise give effect to this special resolution at any time prior to the Plan of Arrangement becoming effective.

SCHEDULE "C"

STOCKSCAPE NAME CHANGE RESOLUTION

Stockscape Shareholders will be asked to approve by special resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

IT IS HEREBY RESOLVED, as a special resolution, that:

1. the name of the Company be changed to "Cornucopia Capital, Inc.";

2. paragraph 1 of the Memorandum of the Company be altered to read:

"1. The name of the Company is "Cornucopia Capital, Inc.".

3. the Board of Directors be authorized to choose, without further approval of the members, such other name as may be acceptable to the TSX Venture Exchange and the Registrar of Companies and to amend this special resolution as may be necessary to comply with any applicable legislation or the policies or rules of such regulatory authorities.

SCHEDULE "D"

Option Resolution

"IT IS HEREBY RESOLVED (with all insiders and their associates abstaining from voting), as an ordinary resolution that, upon the Effective Date of the Arrangement, Bradstone is authorized to adopt the Bradstone 2002 Stock Option Plan, pursuant to which the directors may, from time to time subject to any required regulatory approval, authorize the issuance of options to directors, officers and service providers of Bradstone and its subsidiaries for a maximum of 4,872,920 Bradstone Class A Shares (or such greater number which is not more than 20% of the then issued Bradstone Class A Shares) for issuance pursuant to Bradstone's Stock Option Plan."

SCHEDULE "E"

NOTICE OF APPLICATION FOR FINAL ORDER

No. L021548

VANCOUVER Registry

In the Supreme Court of British Columbia

in the matter of a plan of arrangement of
BRADSTONE EQUITY partners, inc., peruvian gold limited,
GLENEX INDUSTRIES INC. AND STOCKSCAPE.COM TECHNOLOGIES INC.

BRADSTONE EQUITY partners, inc., peruvian gold limited,
GLENEX INDUSTRIES INC., STOCKSCAPE.COM
TECHNOLOGIES INC. and their members

Petitioners

NOTICE OF APPLICATION FOR FINAL ORDER

TO: No Party Served

NOTICE IS HEREBY GIVEN that a Petition has been filed by Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. (the "Petitioners") in the Supreme Court of British Columbia for sanction and approval of an Arrangement contained in a Arrangement Agreement dated for reference the 5th day of April, 2002, pursuant to Section 252(2) of the Company Act, R.S.B.C. 1979, c. 59 and amendments thereto;

AND NOTICE IS FURTHER GIVEN that by an Order of the Supreme Court of British Columbia, dated the 17th day of May, 2002, the Court has given directions by means of an Interim Order as to the calling of meetings of the respective members of the Petitioners for the purpose of considering and voting upon the Arrangement;

AND NOTICE IS FURTHER GIVEN that pursuant to the Order aforesaid, the Petition is directed to be heard before a Justice of the Supreme Court of British Columbia, at the Courthouse, 800 Smithe Street, in the City of Vancouver, on Wednesday, the 26th day of June, 2002, at the hour of 9:45 o'clock in the forenoon, or so soon thereafter as counsel may be heard.

Any member of the Petitioners desiring to support or oppose the making of an Order on the said Petition may file an Appearance at any time prior to the time of such hearing, in person or by counsel.

IF YOU WISH TO BE HEARD at the hearing of the petition or wish to be notified of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" at the Vancouver registry of the Supreme Court of British Columbia (the Registry) prior to the date of hearing and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioner's address for delivery, which is set out below.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

The address of the Registry is: 800 Smith Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to your. If the Arrangement is approved it will significantly affect the rights of the members of the Petitioner.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at their address for delivery set out below. Further to the Order of the Supreme Court of British Columbia, any member of the Petitioners may appear and make representations at the Final Application, provided such member shall file an Appearance as aforesaid, and deliver a copy of the filed Appearance, together with a copy of all materials on which the said member intends to rely upon at the Final Application, including a written outline of such member's proposed submissions, to the solicitors for the Petitioners as the address for delivery set out in the Petition on or before 12:00 o'clock noon on Thursday, June 20, 2002 in Vancouver, B.C.

The Petitioners' address for delivery is: c/o DuMoulin Black, Barristers & Solicitors, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Attention: Kenneth W. Ball.

Dated at Vancouver, British Columbia, this 17th day of May, 2002.

______Kenneth W. Ball____________________
Solicitor for the Petitioners

Neither The Toronto Stock Exchange nor the TSX Venture Exchange has in any way passed upon the merits of the transaction described herein and any representation to the contrary is an offence.

NOTICES AND JOINT INFORMATION CIRCULAR

for

Annual, Special or Extraordinary General Meetings

of

Shareholders

of

BRADSTONE EQUITY PARTNERS, INC.

PERUVIAN GOLD LIMITED

GLENEX INDUSTRIES INC.

STOCKSCAPE.COM TECHNOLOGIES INC.

May 17, 2002

BRADSTONE EQUITY PARTNERS, INC.
1103 - 1166 Alberni Street
Vancouver, British Columbia V6E 3Z3

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special general meeting (the "Bradstone Meeting") of shareholders of Bradstone Equity Partners, Inc. ("Bradstone") will be held in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Tuesday, June 25, 2002 at the hour of 11:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the report of the Directors;

2. To receive and consider the audited financial statements of Bradstone for the year ended December 31, 2001 together with the report of the Auditors thereon;

3. To determine the number of Directors at seven and to elect Directors;

4. To appoint Auditors and to authorize the Directors to fix their remuneration;

5. To consider and, if thought fit, to approve by special resolution (the "Bradstone Continuance Resolution") the continuance of Bradstone's jurisdiction of incorporation from the Province of Alberta to the Province of British Columbia (the "Continuance");

6. To consider and, if thought fit, to approve by special resolution (the "Bradstone Arrangement Resolution") an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia) pursuant to which Bradstone, Peruvian Gold Limited ("Peruvian"), Glenex Industries Inc. ("Glenex") and Stockscape.com Technologies Inc. ("Stockscape") will be amalgamated to form an amalgamated company, ("Amalco"), under the name, "Bradstone Equity Partners, Inc." or such other name as the directors may approve, and the securityholders of Bradstone, Peruvian, Glenex and Stockscape will receive securities of Amalco as more fully set forth in the Information Circular in respect of the Bradstone Meeting;

7. To consider and, if thought fit, to approve by ordinary resolution (the "Option Resolution") effective as of the closing of the Arrangement, the Bradstone 2002 Stock Option Plan, subject to regulatory acceptances, as more fully set forth in the Information Circular in respect of the Bradstone Meeting; and

8. To transact such further or other business as may properly come before the Bradstone Meeting and any adjournment thereof.

TAKE NOTICE that holders of Class A subordinate voting common shares and Class B multiple voting shares of Bradstone (the "Bradstone Shares") may give Bradstone by registered mail addressed to Bradstone at (1) 3300, 421 - 7th Avenue S.W., Calgary, Alberta T2P 4K9 at or before the Bradstone Meeting, a notice of dissent with respect to the Continuance pursuant to the Business Corporations Act (Alberta), and, (2) 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5 pursuant to the Company Act (British Columbia) until 11:00 a.m. (Vancouver time) on June 24, 2002, a notice of dissent with respect to the Bradstone Arrangement Resolution pursuant to the Company Act (British Columbia). As a result of giving a notice of dissent a shareholder may, on receiving a notice of intention to act under Section 191 of the Business Corporations Act (Alberta) with respect to the Continuance and under Section 207 of the Company Act (British Columbia) with respect to the Arrangement, require Bradstone to purchase all of the Bradstone Shares held by such shareholder in respect of which the notice of dissent was given. These dissent rights are described in the Information Circular in respect of the Bradstone Meeting.

Already distributed to shareholders or accompanying this Notice are the 2001 Annual Report, Audited Financial Statements, a summary of, and the complete text of, the Information Circular in respect of the Bradstone Meeting (which includes the full text of the above resolutions), a form of Proxy and an Annual Return Card Form. If you are a registered holder of Bradstone shares, whether or not you are able to attend the Bradstone Meeting in person, the form of proxy in respect of the Bradstone Meeting should be completed, signed, dated and returned at your earliest convenience in the envelope provided. To be effective, the proxy must be returned to Bradstone's transfer agent, Computershare Trust Company of Canada, Stock Transfer Department, by mail or delivery to 4th Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 or by facsimile to (604) 683-3694 no later than 48 hours prior to the commencement of the Bradstone Meeting. If you are able to attend the Bradstone Meeting, sending your proxy will not prevent you from voting in person.

If you are a non-registered holder of Bradstone shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

DATED this 17th day of May, 2002 (signed) Robert g. atkinson, President and Chief Executive Officer

Shareholders unable to attend the Bradstone Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

PERUVIAN GOLD LIMITED
Suite 1105 - 1166 Alberni Street
Vancouver, British Columbia, V6E 2Z3

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting (the "Peruvian Meeting") of members (also referred to as "shareholders") of Peruvian Gold Limited ("Peruvian") will be held in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Tuesday, June 25, 2002 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the report of the Directors;

2. To receive and consider the audited financial statements of Peruvian for the year ended December 31, 2001 together with the report of the Auditors thereon;

3. To elect Directors;

4. To appoint Auditors and to authorize the Directors to fix their remuneration;

5. To consider and, if thought fit, to approve by special resolution (the "Peruvian Arrangement Resolution") an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia) pursuant to which Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian, Glenex Industries Inc. ("Glenex") and Stockscape.com Technologies Inc. ("Stockscape") will be amalgamated to form an amalgamated company, ("Amalco"), under the name, "Bradstone Equity Partners, Inc." or such other name as the directors may approve, and the securityholders of Bradstone, Peruvian, Glenex and Stockscape will receive securities of Amalco on the terms more fully set forth in the Information Circular in respect of the Peruvian Meeting; and

6. To transact such further or other business as may properly come before the Peruvian Meeting and any adjournment thereof.

TAKE NOTICE that pursuant to the Company Act (British Columbia), holders of common shares of Peruvian may until 11:00 a.m. (Vancouver time) on June 24, 2002 give Peruvian a notice of dissent by registered mail addressed to Peruvian at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5 with respect to the Peruvian Arrangement Resolution. As a result of giving a notice of dissent a shareholder may, on receiving a notice of intention to act under Section 207 of the Company Act (British Columbia) require Peruvian to purchase all of the common shares held by such shareholder in respect of which the notice of dissent was given. This right is described in the Information Circular in respect of the Peruvian Meeting.

Already distributed to shareholders or accompanying this Notice are the 2001 Annual Report, Audited Financial Statements, a summary of, and the complete text of, the Information Circular in respect of the Peruvian Meeting (which includes the full text of the above resolutions), a form of Proxy and an Annual Return Card Form. Shareholders unable to attend the Peruvian Meeting in person should read the notes to the Proxy and complete and return the Proxy to Peruvian's Transfer Agent, Computershare Trust Company of Canada, by mail or delivery to 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 or by facsimile to (604) 683-3694 no later than 48 hours prior to the commencement of the Peruvian Meeting.

If you are a non-registered holder of Peruvian shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The Proxy is solicited by management of Peruvian and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Peruvian Meeting.

DATED this 17th day of May, 2002. (signed) Robert G. Atkinson, President and Chief Executive Officer

Shareholders unable to attend the Peruvian Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

GLENEX INDUSTRIES INC.
Suite 300, 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the "Glenex Meeting") of members (also referred to as "shareholders") of Glenex Industries Inc. ("Glenex") will be held at Suite 2800, 666 Burrard Street, Vancouver, British Columbia, on Tuesday, June 25, 2002 at the hour of 8:30 a.m. (Vancouver time) for the following purposes:

1. To consider and, if thought fit, to approve by special resolution (the "Glenex Arrangement Resolution") an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia) pursuant to which Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian Gold Limited ("Peruvian"), Glenex and Stockscape.com Technologies Inc. ("Stockscape") will be amalgamated to form an amalgamated company, ("Amalco"), under the name, "Bradstone Equity Partners Inc." or such other name as the directors may approve, and the securityholders of Bradstone, Peruvian, Glenex and Stockscape will receive securities of Amalco on the terms more fully set forth in the Information Circular in respect of the Glenex Meeting; and

2. To transact such further or other business as may properly come before the Glenex Meeting and any adjournment thereof.

TAKE NOTICE that pursuant to the Company Act (British Columbia), holders of common shares of Glenex may until 11:00 a.m. (Vancouver time) on June 24, 2002 give Glenex a notice of dissent by registered mail addressed to Glenex at Suite 2800, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7 with respect to the Glenex Arrangement Resolution. As a result of giving a notice of dissent a shareholder may, on receiving a notice of intention to act under Section 207 of the Company Act (British Columbia) require Glenex to purchase all of the common shares held by such shareholder in respect of which the notice of dissent was given. This right is described in the Information Circular in respect of the Glenex Meeting.

Already distributed to shareholders or accompanying this Notice is a summary of the Information Circular in respect of the Glenex Meeting (which includes the full text of the above resolutions) and a form of Proxy. Shareholders unable to attend the Glenex Meeting in person should read the notes to the Proxy and complete and return the Proxy to Glenex's Transfer Agent, Computershare Trust Company of Canada, by mail or delivery to 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 or by facsimile to (604) 683-3694 no later than 48 hours prior to the commencement of the Glenex Meeting.

If you are a non-registered holder of Glenex shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The Proxy is solicited by management of Glenex and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Glenex Meeting.

DATED this 17th day of May, 2002. (signed) A. Murray Sinclair, President and Chief Executive Officer

Shareholders unable to attend the Glenex Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

STOCKSCAPE.COM TECHNOLOGIES INC.
Suite 300, 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting (the "Stockscape Meeting") of members (also referred to as "shareholders") of Stockscape.com Technologies Inc.. ("Stockscape") will be held at Suite 2800, 666 Burrard Street, Vancouver, British Columbia, on Tuesday, June 25, 2002 at the hour of 9:00 a.m. (Vancouver time) for the following purposes:

7. To receive and consider the report of the Directors;

2. To receive and consider the audited financial statements of Stockscape for the year ended December 31, 2001 together with the report of the Auditors thereon;

3. To elect Directors;

4. To appoint Auditors and to authorize the Directors to fix their remuneration;

5. To consider and, if thought fit, to approve by special resolution (the "Stockscape Arrangement Resolution") an arrangement (the "Arrangement") under Section 252 of the Company Act (British Columbia) pursuant to which Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian Gold Limited ("Peruvian"), Glenex Industries Inc. ("Glenex") and Stockscape will be amalgamated to form an amalgamated company, ("Amalco"), under the name, "Bradstone Equity Partners, Inc." or such other name as the directors may approve, and the securityholders of Bradstone, Peruvian, Glenex and Stockscape will receive securities of Bradstone on the terms more fully set forth in the Information Circular in respect of the Stockscape Meeting;

6. To consider and, if thought fit, to approve by special resolution (the "Stockscape Name Change Resolution"), to be effective if the Stockscape Arrangement Resolution is not passed, the change of Stockscape's name to "Cornucopia Capital, Inc." and authorizing the Board of Directors, in its sole discretion, to choose such other name is acceptable to the securities and corporate regulatory authorities, as more fully set forth in the Information Circular in respect of the Stockscape Meeting; and

7. To transact such further or other business as may properly come before the Stockscape Meeting and any adjournment thereof.

TAKE NOTICE that pursuant to the Company Act (British Columbia), holders of common shares of Stockscape may until 11:00 a.m. (Vancouver time) on June 24, 2002 give Stockscape a notice of dissent by registered mail addressed to Stockscape at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5 with respect to the Stockscape Arrangement Resolution. As a result of giving a notice of dissent a shareholder may, on receiving a notice of intention to act under Section 207 of the Company Act (British Columbia) require Stockscape to purchase all of the common shares held by such shareholder in respect of which the notice of dissent was given. This right is described in the Information Circular in respect of the Stockscape Meeting.

Already distributed to shareholders or accompanying this Notice are the 2001 Annual Report, Audited Financial Statements, a summary of, and the complete text of, the Information Circular in respect of the Stockscape Meeting (which includes the full text of the above resolutions), a form of Proxy and an Annual Return Card Form. Shareholders unable to attend the Stockscape Meeting in person should read the notes to the Proxy and complete and return the Proxy to Stockscape's Transfer Agent, CIBC Mellon Trust Company, by mail or delivery to Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1 or by facsimile to (416) 368-2502 no later than 48 hours prior to the commencement of the Stockscape Meeting.

If you are a non-registered holder of Stockscape shares and received these materials through your broker or another intermediary, please complete and return the form of proxy in accordance with instructions provided to you by your broker or such other intermediary.

The Proxy is solicited by management of Stockscape and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Stockscape Meeting.

DATED this 17th day of May, 2002. (signed) Andrew F.B. Milligan, President

Shareholders unable to attend the Stockscape Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

TABLE OF CONTENTS

PAGE

SUMMARY - 1 -

GLOSSARY OF TERMS - 10 -

INFORMATION CIRCULAR - 16 -

general proxy information - 16 -

Solicitation of Proxies - 16 -

Appointment of Proxyholder - 17 -

Voting by Proxy - 17 -

Completion and Return of Proxy - 17 -

Non-Registered Holders - 18 -

Revocability of Proxy - 19 -

Record Date and Voting of Shares - 19 -

Principal Holders of Voting Securities - 20 -

Executive Compensation - 20 -

Indebtedness of Directors, Executive Officers and Senior Officers - 20 -

Interest of Insiders in Material Transactions and in Matters to be Acted Upon - 20 -

Management Contracts - 21 -

Exemption Orders - 21 -

Bradstone Annual General Meeting and Other Matters - 22 -

Election of Directors - 22 -

Corporate Governance Practices - 24 -

Directors - 24 -

Board Composition - 24 -

Committees of the Board - 24 -

Shareholder Communication - 25 -

Appointment of Auditors - 25 -

Bradstone Continuance - 25 -

Introduction - 25 -

Purpose - 26 -

Comparison of the Company Act and the Alberta Act - 26 -

Change in Authorized Capital - 28 -

Change in Constating Documents - 29 -

Continuance Resolution - 29 -

Rights of Dissent to the Continuance - 29 -

Approval of Option Resolution - 30 -

Peruvian ANNUAL GENERAL MEETING MATTERS - 31 -

Election of Directors - 31 -

Appointment of Auditors - 32 -

STOCKSCAPE ANNUAL GENERAL MEETING AND OTHER MATTERS - 33 -

Election of Directors - 33 -

Appointment of Auditors - 33 -

Name Change - 34 -

THE ARRANGEMENT - 34 -

General - 34 -

Principal Steps - 34 -

Effect of the Arrangement - 35 -

Fractional Shares - 36 -

Directors and Officers of Bradstone (Post Arrangement) - 36 -

Reasons for the Arrangement - 37 -

Recommendation of the Directors - 37 -

Risk Factors - 40 -

Effects of the Arrangement on Shareholders' Rights - 40 -

Conduct of Meetings and Other Approvals - 40 -

Shareholder and Court Approval of the Arrangement - 40 -

Regulatory Approvals - 42 -

Related Party Rules - 43 -

Independent Committee - 43 -

Valuation and Fairness Opinions - 44 -

General - 44 -

Opinions relating to Bradstone, Glenex and Stockscape - 45 -

Opinion Relating to Peruvian - 50 -

Procedure for Exchange of Peruvian, Glenex and Stockscape Shares - 56 -

Fees and Expenses - 56 -

Effective Date of Arrangment - 56 -

ARRANGEMENT AGREEMENT - 57 -

General - 57 -

Termination - 57 -

Conditions to the Arrangement Becoming Effective - 58 -

Break Fee Payment - 59 -

Amendment - 60 -

Deletion of a Party - 60 -

Indemnity 60 -

Constating Documents of Bradstone and Amalco - 60 -

RIGHTS OF DISSENT TO THE ARRANGEMENT - 61 -

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS - 63 -

U.S. TAX CONSEQUENCES - 66 -

securities Laws considerations - 70 -

Canadian Securities Laws - 70 -

U.S. Securities Laws - 72 -

BRADSTONE EQUITY PARTNERS, INC - 77 -

Name and Incorporation - 77 -

Intercorporate Relationships - 77 -

General Development of The Business  Three Year History - 77 -

Significant Acquisitions and Dispositions - 78 -

Trends - 78 -

Proprietary Protection - 79 -

Stated Business Objectives - 79 -

Selected Consolidated Financial Information - 79 -

Management Discussion and Analysis - 80 -

Overview - 80 -

Investments - 80 -

Liquidity and Capital Resources - 82 -

Dividend Policy - 83 -

Authorized and Issued Share Capital - 83 -

Share and Loan Capital - 83 -

Consolidated Capitalization - 84 -

Options and Other Rights to Purchase Shares - 84 -

Prior Sales - 84 -

Stock Exchange Prices - 84 -

Bradstone Class A Shares - 84 -

Bradstone Class B Shares - 85 -

Performance Shares or Escrow Securities - 85 -

Principal Holders of Voting Securities - 85 -

Directors and Officers - 86 -

Backgrounds of Management and Directors - 86 -

Corporate Cease Trade Orders or Bankruptcies - 86 -

Penalties or Sanctions - 87 -

Individual Bankruptcies - 87 -

Conflicts of Interest - 87 -

Indebtedness of Directors, Executive Officers and Senior Officers - 87 -

Executive Compensation - 88 -

Summary Compensation Table - 88 -

Long Term Incentive Plan (LTIP) Awards - 88 -

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year - 88 -

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values - 88 -

Defined Benefit or Actuarial Plan Disclosure - 89 -

Termination of Employment, Changes in Responsibility And Employment Contracts - 89 -

Compensation of Directors - 89 -

Management Contracts - 89 -

Report on Executive Compensation - 89 -

Performance Graph - 90 -

Risk Factors - 90 -

Nature of the Securities - 90 -

Possible Non-Completion of the Arrangement - 90 -

Derpendence on Management - 91 -

Early Stage Development - 91 -

Limited Operating History - 91 -

Possible Volatility of Stock Price - 91 -

Foreign Exchange/Currency of Operations - 91 -

Cautionary Statement Regarding Forward Looking Statements - 91 -

Economic Conditions - 91 -

Fluctuations in Interest Rates - 92 -

Allowable for Losses on Receivable - 92 -

Sponsorship and Fiscal Agency Agreements - 92 -

Investor Relations Arrangements - 92 -

Promoter - 92 -

Legal Proceedings - 92 -

Interest of Management and Others in Material Transactions - 93 -

Relationship Between Bradstone and Professional Persons - 94 -

Auditors - 94 -

Registrar and Transfer Agent - 94 -

Material Contracts - 94 -

Other Material Facts - 94 -

Peruvian Gold Limited - 95 -

Name and Incorporation - 95 -

Intercorporate Relationships - 95 -

General Development of the Business  Three Year History - 95 -

Significant Acquisitions and Dispositions - 97 -

Trends - 97 -

Description of the Business - 97 -

Properties - 97 -

Selected Consolidated Financial Information - 98 -

Management Discussion and Analysis - 99 -

Overview - 99 -

Results of Operations - 99 -

Liquidity and Capital Resources - 101 -

Dividend Policy - 102 -

Authorized and Issued Share Capital - 102 -

Share and Loan Capital - 102 -

Consolidated Capitalization - 103 -

Options and Other Rights to Purchase Shares - 103 -

Prior Sales - 103 -

Stock Exchange Prices - 104 -

Performance Shares or Escrow Securities - 104 -

Principal Holders of Voting Securities - 104 -

Directors and Officers - 104 -

Backgrounds of Management and Directors - 105 -

Corporate Cease Trade Orders Or Bankruptcies - 105 -

Penalties Or Sanctions - 105 -

Individual Bankruptcies - 106 -

Conflicts of Interest - 106 -

Executive Compensation - 106 -

Summary Compensation Table - 106 -

Long Term Incentive Plan (LTIP) Awards - 107 -

Option Grants - 107 -

Aggregate Options Exercised and Option Values - 107 -

Defined Benefit or Actuarial Plan Disclosure - 107 -

Termination of Employment, Changes In Responsibility and Employment Contacts - 107 -

Compensation of Directors - 107 -

Indebtedness of Directors, Executive Officers and Senior Officers - 108 -

Risk Factors - 109 -

Nature of the Securities - 109 -

Lack of Earnings - 109 -

Possible Non-Completion of Arrangement - 109 -

Dependence on Management - 110 -

Conflicts of Interest - 110 -

Liquidity and Cash Flow - 110 -

Price Fluctuations: Share Price Volatility - 110 -

Mineral Exploration Risks - 110 -

Promoter - 113 -

Legal Proceedings - 113 -

Interest of Management and Others in Material Transactions - 113 -

Sponsorship and Fiscal Agency Agreements - 114 -

Investor Relations Arrangements - 114 -

Relationship Between Peruvian and Professional Persons - 114 -

Auditors - 114 -

Registrar and Transfer Agent - 114 -

Particulars of Material Contracts - 114 -

Other Material Facts - 114 -

GLENEX INDUSTRIES INC. - 115 -

Name and Incorporation - 115 -

Intercorporate Relationships - 115 -

General Development of the Business  Three Year History - 115 -

Significant Acquisitions and Dispositions - 116 -

Trends - 116 -

Description of the Business - 116 -

Stated Business Objectives - 116 -

Selected Consolidated Financial Information - 116 -

Management Discussion and Analysis - 117 -

Results of Operation - 117 -

Liquidity and Capital Resources - 120 -

Dividend Policy - 120 -

Authorized and Issued Share Capital - 120 -

Share and Loan Capital - 120 -

Consolidated Capitalization - 121 -

Options and Other Rights to Purchase Shares - 121 -

Prior Sales - 121 -

Stock Exchange Prices - 121 -

Performance Shares or Escrow Securities - 122 -

Principal Holders of Voting Securities - 122 -

Directors and Officers - 122 -

Backgrounds of Management and Directors - 123 -

Corporate Cease Trade Orders Or Bankruptcies - 123 -

Penalties or Sanctions - 124 -

Individual Bankruptcies - 124 -

Conflicts of Interest - 124 -

Indebtedness of Directors, Executive Officers and Senior Officers - 125 -

Executive Compensation - 125 -

Summary Compensation Table - 125 -

Long Term Incentive Plan (LTIP) Awards - 126 -

Option Grants - 126 -

Aggregate Options Exercised and Option Values - 126 -

Defined Benefit or Actuarial Plan Disclosure - 126 -

Termination Of Employment, Changes in Responsibility And Employment Contracts - 126 -

Compensation of Directors - 126 -

Management Contracts - 127 -

Risk Factors - 127 -

Nature of the Securities - 127 -

Lack of Earnings - 127 -

Possible Non-Completion of Arrangement - 127 -

Dependence on Management - 127 -

Conflicts of Interest - 127 -

Promoter - 128 -

Legal Proceedings - 128 -

Interest of Management and Others in Material Transactions - 128 -

Sponsorship and Fiscal Agency Agreements - 128 -

Investor Relations Arrangements - 128 -

Relationship between Glenex and Professional Persons - 128 -

Auditors - 128 -

Registrar and Transfer Agent - 128 -

Particulars of Material Contracts - 129 -

Other Material Facts - 129 -

STOCKSCAPE.COM TECHNOLOGIES INC. - 130 -

Name and Incorporation - 130 -

Intercorporate Relationships - 130 -

General Development of the Business  Three Year History - 131 -

Significant Acquisitions and Dispositions - 132 -

Trends - 133 -

Description of the Business - 133 -

Proprietary Protection - 133 -

Stated Business Objectives - 133 -

Selected Consolidated Financial Information - 133 -

Management Discussion and Analysis - 134 -

Overview - 134 -

Results of Operations - 135 -

Liquidity and Capital Resources - 136 -

Dividend Policy - 137 -

Authorized and Issued Share Capital - 137 -

Share and Loan Capital - 137 -

Consolidated Capitalization - 137 -

Options and Other Rights to Purchase Shares - 137 -

Options - 137 -

Share Purchase Warrants - 138 -

Prior Sales - 138 -

Stock Exchange Prices - 139 -

Performance Shares or Escrow Securities - 139 -

Principal Holders of Voting Securities - 139 -

Directors and Officers - 140 -

Management - 140 -

Corporate Cease Trade Orders Or Bankruptcies - 141 -

Penalties Or Sanctions - 141 -

Individual Bankruptcies - 141 -

Conflicts of Interest - 142 -

Indebtedness of Directors, Executive Officers and Senior Officers - 142 -

Executive Compensation - 142 -

Summary Compensation Table - 143 -

Long Term Incentive Plan (LTIP) Awards - 143 -

Option Grants - 143 -

Aggregate Options Exercised and Option Values - 143 -

Defined Benefit or Actuarial Plan Discourse - 143 -

Termination Of Employment, Changes In Responsibility And Employment Contracts - 143 -

Compensation of Directors - 144 -

Management Contracts - 144 -

Risk Factors - 144 -

Nature of the Securities - 144 -

Lack of Earnings - 144 -

Possible Non-Completion of Arrangement - 145 -

Dependence on Management - 145 -

Conflicts of Interest - 145 -

Promoter - 145 -

Legal Proceedings - 146 -

Interest of Management and Others in Material Transactions - 146 -

Sponsorship and Fiscal Agency Agreements - 146 -

Relationship Between Stockscape and Professional Persons - 146 -

Auditors - 146 -

Registrar and Transfer Agent - 146 -

Particulars of Material Contracts - 146 -

Other Material Facts - 147 -

BRADSTONE (POST ARRANGEMENT) - 148 -

Name and Incorporation - 148 -

Intercorporate Relationships - 148 -

Business - 149 -

Overview - 149 -

Investment Objectives - 149 -

Investment Strategy - 150 -

Investment Restrictions - 151 -

Pro Forma Financial Statements - 151 -

Authorized and Issued Share Capital - 151 -

Share and Loan Capital - 152 -

Options and Other Rights to Purchase Shares - 152 -

Options - 152 -

Warrants - 153 -

Principal Holders of Voting Securities (Post Arrangement) - 153 -

Performance Shares or Escrow Securities - 154 -

Directors and Officers - 154 -

Backgrounds of Management and Directors - 156 -

Proposed Executive Compensation - 158 -

Risk Factors - 158 -

Auditors - 158 -

Registrar and Transfer Agent - 158 -

Particulars of Material Contracts - 159 -

Other Material Facts - 159 -

INFORMATION AND APPROVALS - 160 -

CERTIFICATE OF BRADSTONE EQUITY PARTNERS, INC. - 160 -

CERTIFICATE OF PERUVIAN GOLD LIMITED - 161 -

CERTIFICATE OF GLENEX INDUSTRIES INC. - 161 -

CERTIFICATE OF STOCKSCAPE.COM TECHNOLOGIES INC. - 162 -

SCHEDULE "A" BRADSTONE Continuance resolution

SCHEDULE "B" Arrangement ResolutionS

SCHEDULE "C" stockscape name change resolution

SCHEDULE "D" option resolution

schedule "e" Bradstone financial statements

schedule "f" Peruvian financial statements

schedule "g" GLENEX financial statements

schedule "h" stockscape financial statements

schedule "i" pro forma Consolidated financial statements

schedule "j" arrangement agreement WITH ATTACHED PLAN OF arrangement schedule "K" interim order

schedule "L" notice of application for final order

Schedule "M1" Section 191 of the alberta business corporations act schedule "M2" section 207 of the Company Act (british columbia)

schedule "N1" Order dated may 17, 2002 of the british columbia securities commission schedule" N2" order dated may 16, 2002 of the alberta securities commission schedule "N3" decision dated may 17, 2002 under the mutual reliance review system
SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular, including the schedules hereto. Capitalized terms used in this Summary are defined in the Glossary of Terms or elsewhere in this Information Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

The Meetings

Times, Dates, and Places of Meetings

The Bradstone Meeting will be held on June 25, 2002 at 11:00 a.m. (Vancouver time) in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Peruvian Meeting will be held on June 25, 2002 at 10:00 a.m. (Vancouver time) in the Oak Room, Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia.

The Glenex Meeting will be held on June 25, 2002 at 8:30 a.m. (Vancouver time) at Suite 2800, 666 Burrard Street, Vancouver, British Columbia.

The Stockscape Meeting will be held on June 25, 2002 at 9:00 a.m. (Vancouver time) at Suite 2800, 666 Burrard Street, Vancouver, British Columbia.

The Record Date

The Record Date for determining the registered shareholders for each of the Meetings is May 13, 2002.

Purposes of the Meetings

This Information Circular is furnished in connection with the solicitation of proxies by management of Bradstone, Peruvian, Glenex and Stockscape for use at the Meetings.

Bradstone Meeting

At the Bradstone Meeting, Bradstone Shareholders will be asked to consider the Bradstone Annual General Meeting Matters and to pass the Bradstone Continuance Resolution approving the Continuance, the Bradstone Arrangement Resolution approving the Arrangement and the Option Resolution approving the Bradstone 2002 Stock Option Plan.

Peruvian Meeting

At the Peruvian Meeting, Peruvian Common Shareholders will be asked to consider the Peruvian Annual General Meeting Matters and to pass the Peruvian Arrangement Resolution approving the Arrangement.

Glenex Meeting

At the Glenex Meeting, Glenex Common Shareholders will be asked to pass the Glenex Arrangement Resolution approving the Arrangement.

Stockscape Meeting

At the Stockscape Meeting, Stockscape Common Shareholders will be asked to consider the Stockscape Annual General Meeting Matters and to pass the Stockscape Name Change Resolution approving the change of Stockscape's name if the Arrangement is not completed and the Stockscape Arrangement Resolution approving the Arrangement.

Summary of the Transaction, the Resulting Issuer and Its Business

The Continuance

GLOSSARY OF TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:
Accumulated Deficit of Amalco	The amount of the deficit of Amalco as determined in accordance with applicable Canadian GAAP.
Alberta Act	The Business Corporations Act (Alberta).
Amalco [or Bradstone (Post Arrangement)]	The amalgamated company, to be named "Bradstone Equity Partners, Inc." or such other name as approved in accordance with the Arrangement, resulting from the amalgamation of Bradstone, Peruvian, Glenex and Stockscape pursuant to the Plan of Arrangement.
Amalco Class A Shares	Class A subordinate voting common shares in the capital of Amalco, each Amalco Class A Share entitling the holder to one vote per Amalco Class A Share held.
Amalco Class B Shares	Class B multiple voting common shares in the capital of Amalco, each Amalco Class B Share entitling the holder to five votes per Amalco Class B Share held.
Amalco Options	Options for the purchase of Amalco Class A Shares.
Amalco Securities	Collectively, Amalco Class A Shares, Amalco Class B Shares, Amalco Warrants and Amalco Options.
Amalco Securityholders	At the relevant time, holders of Amalco Shares, Amalco Warrants and Amalco Options.
Amalco Shares	Collectively, Amalco Class A Shares and Amalco Class B Shares.
Amalco Warrants	Warrants for the purchase of Amalco Class A Shares.
Arrangement	The Arrangement to be completed pursuant to the provisions of Section 252 of the Company Act, involving the amalgamation of Bradstone, Peruvian, Glenex and Stockscape to form Amalco as described in the Plan of Arrangement and the elimination of the Accumulated Deficit of Amalco.
Arrangement Agreement	The Arrangement Agreement dated as of April 5, 2002 among Bradstone, Peruvian, Glenex and Stockscape attached as Schedule "J" hereto.
Arrangement Resolutions	Collectively, the Bradstone Arrangement Resolution, Peruvian Arrangement Resolution, Glenex Arrangement Resolution and Stockscape Arrangement Resolution.
ASC	Alberta Securities Commission
BCSC	British Columbia Securities Commission
Bradstone	Bradstone Equity Partners, Inc., a company incorporated under the Alberta Act.
Bradstone 2002 Stock Option Plan	Bradstone's proposed 2002 stock option plan authorizing the issuance of options to purchase up to 4,872,290 Bradstone Class A Shares in respect of which the Option Resolution is being placed before the Bradstone Meeting.
Bradstone Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out in Bradstone's Notice of Meeting.
Bradstone Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by Bradstone Shareholders at the Bradstone Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Bradstone Class A Shares	Class A subordinate voting common shares in the capital of Bradstone, each Bradstone Class A Share entitling the holder to one vote per Bradstone Class A Share held.
Bradstone Class B Shares	Class B multiple voting common shares in the capital of Bradstone, each Bradstone Class B Share entitling the holder to five votes per Bradstone Class B Share held.
Bradstone Continuance Resolution	The Special Resolution of Bradstone Shareholders approving the Continuance to be voted on, with or without variation, by the Bradstone Shareholders at the Bradstone Meeting, the full text of which is attached as Schedule "A" to this Information Circular.
Bradstone Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the special and extraordinary general meeting of shareholders of Bradstone to be held at 11:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Bradstone Continuance Resolution, the Bradstone Arrangement Resolution, the Option Resolution and the other matters proposed by management at the Bradstone Meeting.
Bradstone (Post Arrangement) [or Amalco]	The amalgamated company, to be named "Bradstone Equity Partners, Inc." or such other name as may be approved in accordance with the Arrangement, resulting from the amalgamation of Bradstone, Peruvian, Glenex and Stockscape pursuant to the Plan of Arrangement.
Bradstone Securityholders	At the relevant time, holders of Bradstone Shares.
Bradstone Shareholders	At any time, the holders at that time of Bradstone Class A or Bradstone Class B Shares.
Bradstone Shares	Collectively, Bradstone Class A Shares and Bradstone Class B Shares.
Break Fee	$100,000 payable pursuant to the Arrangement Agreement to each other party thereto by a party who accepts an unsolicited superior proposal or who breaches a material obligation under the Arrangement Agreement.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
Companies	Collectively, Bradstone, Peruvian, Glenex and Stockscape.
Company Act	The Company Act (British Columbia), as amended.
Continuance	The proposed continuance of Bradstone from the Province of Alberta under section 191 of the Alberta Act to the Province of British Columbia under section 36 of the Company Act.
Court	The Supreme Court of British Columbia.
Depository	Computershare Trust Company of Canada.
Effective Date	The date on which the Final Order and such other documents as are required by the Registrar are accepted for filing under the Company Act.
Exchange Act	United States Securities Exchange Act of 1934, as amended.
Exemption Orders	The orders issued by the British Columbia Securities Commission and the Alberta Securities Commission under the Company Act and the Alberta Act respectively, and the decision issued by the local securities regulatory authorities in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick, on May 16 and 17, 2002 in the forms as attached to the Information Circular as Schedules "N1", "N2" and "N3".
Final Order	The final order made by the Court approving the Arrangement.
Financial Advisors	Stephen W. Semeniuk, B. Com., MBA, CFA, in respect of Bradstone, Glenex and Stockscape and Ross Glanville, B.A. Sc., P. Eng., MBA, CGA, CAMV, in respect of Peruvian.
GAAP	Generally Accepted Accounting Principles.
Glenex	Glenex Industries Inc., a company amalgamated under the Company Act.
Glenex Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Glenex Common Shareholders at the Glenex Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Glenex Common Shareholders	At any time, the holders at that time of Glenex Common Shares.
Glenex Common Shares	Voting common shares in the capital of Glenex.
Glenex Meeting	The extraordinary general meeting of shareholders of Glenex to be held at 8:30 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Glenex Arrangement Resolution and the other matters proposed by management at the Glenex Meeting.
Glenex Optionholders	At the relevant time, holders of Glenex Options.
Glenex Options	Existing options granted by Glenex for the purchase of up to 225,000 Glenex Common Shares at an exercise price of $0.25 per share with expiry dates ranging from July 13, 2002 to September 2007.
Glenex Securityholders	At the relevant time, holders of Glenex Common Shares and Glenex Options.
Information Circular	This Information Circular to be sent to the Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders in connection with the Meetings.
Interim Order	The interim order of the Court dated May 17, 2002 pursuant to Section 252 of the Company Act, approving the calling of the Meetings.
Meetings	Collectively, the Bradstone Meeting, Peruvian Meeting, Glenex Meeting and Stockscape Meeting.
NASD	National Association of Securities Dealers.
NASDAQ	The NASD Automated Quotation System, commonly known as the "NASDAQ Stock Market".
Option Resolution	The Ordinary Resolution approving the Bradstone 2002 Stock Option Plan, to be voted on, with or without variation, at the Bradstone Meeting, the full text of which is attached as Schedule "D" to the Information Circular.
Ordinary Resolution	In the case of the Company Act and the Alberta Act, a resolution required to be approved by greater than one half (1/2) of the votes cast by those shareholders who (being entitled to do so) vote in person or by proxy at the shareholders' meeting for which the appropriate notice has been given.
OTCBB	The Over the Counter Bulletin Board operated by the NASD.
Peruvian	Peruvian Gold Limited, a company incorporated under the Company Act.
Peruvian Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out in Peruvian's Notice of Meeting.
Peruvian Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Peruvian Common Shareholders at the Peruvian Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Peruvian Common Shareholders	At any time, the holders at that time of Peruvian Common Shares.
Peruvian Common Shares	Voting common shares in the capital of Peruvian.
Peruvian Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the extraordinary general meeting of shareholders of Peruvian to be held at 10:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Peruvian Arrangement Resolution, and the other matters proposed by management at the Peruvian Meeting.
Peruvian Optionholders	At the relevant time, holders of Peruvian Options.
Peruvian Options	Existing options granted by Peruvian for the purchase of up to 991,500 Peruvian Common Shares at exercise prices ranging from $0.45 to $0.70 per share with expiry dates ranging from April 14, 2002 to March 4, 2007.
Peruvian Securityholders	At the relevant time, holders of Peruvian Common Shares and Peruvian Options.
Plan of Arrangement	The plan of arrangement attached as Exhibit I to the Arrangement Agreement which is attached as Schedule "J" hereto, and any amendment thereto agreed to by the directors of each of Bradstone, Peruvian, Glenex and Stockscape.
Record Date	May 13, 2002, being the date determined by each of Bradstone, Peruvian, Glenex and Stockscape for determining Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders entitled to receive notice of and vote at the Meetings.
Registered Holder	A shareholder of record of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, as the case may be.
Registrar	The British Columbia Registrar of Companies appointed under Section 320 of the Company Act.
Reporting Jurisdictions	The Canadian jurisdictions where Bradstone, Peruvian, Glenex and Stockscape are currently reporting issuers under Securities Legislation and the United States where Peruvian and Stockscape file reports and other information with the SEC.
Reporting Jurisdictions (New)	The Canadian jurisdictions where Bradstone will be a reporting issuer (being British Columbia, Alberta, Ontario, Saskatchewan, Manitoba, Quebec, and New Brunswick), and the United States where Bradstone will be required to file reports and other information with the SEC on completion of the Arrangement.
SEC	United States Securities and Exchange Commission.
Securities Acts	The Securities Act (Alberta), Securities Act (British Columbia), Securities Act (Ontario), Securities Act (Saskatchewan), Securities Act (Manitoba), Securities Act (Quebec), and Securities Act (New Brunswick), as amended.
Securities Legislation	The Company Act, the Alberta Act, the Securities Acts and the equivalent securities legislation of the territories of Canada, and the Exchange Act and U.S. Securities Act each as now enacted or as amended and the applicable rules, regulations, rulings, orders and forms made or promulgated under such statutes, as well as the rules, regulations, by-laws and policies of the TSX and the TSX Venture.
SEDAR	System for Electronic Document Analysis and Retrieval.
Shareholder	A member of a company incorporated under the Company Act or, in the case of Bradstone prior to the Continuance, a shareholder under the Alberta Act.
Special Resolution	A resolution required to be approved by not less than three quarters (3/4), in the case of the Company Act, or two thirds (2/3), in the case of the Alberta Act, of the votes cast by those Shareholders who (being entitled to do so) vote in person or by proxy at the Shareholders' Meeting for which the appropriate notice has been given.
Stockscape	Stockscape.com Technologies Inc., a company incorporated under the Company Act.
Stockscape Annual General Meeting Matters	Collectively, the election of directors, appointment of auditors and other annual general meeting matters set out Stockscape's Notice of Meeting.
Stockscape Arrangement Resolution	The Special Resolution approving the Arrangement to be voted on, with or without variation, by the Stockscape Common Shareholders at the Stockscape Meeting, the full text of which is attached as Schedule "B" to this Information Circular.
Stockscape Common Shareholders	At any time, the holders at that time of Stockscape Common Shares.
Stockscape Common Shares	Voting common shares in the capital of Stockscape.
Stockscape Meeting	The annual general meeting to elect directors, appoint auditors and receive financial statements and the extraordinary general meeting of shareholders of Stockscape to be held at 9:00 a.m. (Vancouver time) on Tuesday, June 25, 2002 for the purpose of voting on the Stockscape Arrangement Resolution, the Stockscape's Name Change Resolution and the other matters proposed by management at the Stockscape Meeting.
Stockscape Name Change	The proposed change of name of Stockscape to Cornucopia Capital Inc.
Stockscape Name Change Resolution	The Special Resolution approving the Stockscape Name Change to be voted on, with or without variation, by the Stockscape Common Shareholders at the Stockscape Meeting, the full text of which is attached as Schedule "C" to this Information Circular.
Stockscape Optionholders	At the relevant time, holders of Stockscape Options.
Stockscape Options	Existing options granted by Stockscape for the purchase of up to 1,037,500 Stockscape Common Shares at exercise prices ranging from CDN$0.50 to U.S.$0.50 per share with expiry dates ranging from October 31, 2002 to January 9, 2005.
Stockscape Securityholders	At the relevant time, holders of Stockscape Common Shares, Stockscape Warrants and Stockscape Options.
Stockscape Warrantholders	At the relevant time, holders of Stockscape Warrants.
Stockscape Warrants	Up to 400,000 Warrants issued under Stockscape private placements, each Warrant entitling the holder to purchase one Stockscape Common Share at an exercise price of $0.50 per share until June 30, 2003.
Superior Proposal	An unsolicited bona fide offer regarding a merger, takeover bid, sale of substantially all assets or similar fundamental transaction involving a party which the board of directors of that party considers, in good faith, to be clearly superior to the terms of the Arrangement and must be recommended to the party's shareholders in order that the board of directors may discharge its fiduciary obligations. Any good faith determination by the board of directors of a Superior Proposal shall only be made after consultation with qualified financial advisors and receipt by the board of directors of the party of an opinion of outside counsel or advice of outside counsel that is reflected in the minutes of the board of directors of the party to the effect that the failure to entertain and negotiate such a Superior Proposal or to furnish information concerning the party to a third party in connection therewith would be likely, in the particular circumstances, to result in a finding that the directors had breached their fiduciary duties under applicable law.
Termination Date	July 15, 2002, unless extended by agreement of the parties to the Arrangement Agreement.
TSX	The Toronto Stock Exchange.
TSX Venture	TSX Venture Exchange.
U.S. Securities Act	The United States Securities Act of 1933, as amended.

BRADSTONE EQUITY PARTNERS, INC. 1103 - 1166 Alberni Street Vancouver, British Columbia V6E 3Z3	PERUVIAN GOLD LIMITED Suite 1105, 1166 Alberni Street Vancouver, British Columbia V6E 2Z3
GLENEX INDUSTRIES INC. Suite 300, 570 Granville Street Vancouver, British Columbia V6C 3P1	STOCKSCAPE.COM TECHNOLOGIES INC. Suite 300, 570 Granville Street Vancouver, British Columbia V6C 3P1

INFORMATION CIRCULAR

(As at May 17, 2002 and in Canadian dollars except as indicated)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of each of Bradstone, Peruvian, Glenex and Stockscape for use at the Meetings and any adjournments thereof.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of Bradstone, Peruvian, Glenex and Stockscape or by agents retained for that purpose. Bradstone, Peruvian, Glenex and Stockscape may reimburse securityholders, nominees or agents for any costs incurred in obtaining from their principals proper authorization to execute proxies. Bradstone, Peruvian, Glenex and Stockscape may also reimburse brokers and other persons holding shares in their own name or in the names of their nominees for expenses incurred in sending proxies and proxy materials to the beneficial owners thereof to obtain their proxies. All costs of all solicitations on behalf of management of Bradstone, Peruvian, Glenex and Stockscape will be borne by the respective Companies.

At the Bradstone Meeting, Bradstone Shareholders will be asked to pass the Bradstone Continuance Resolution approving the Continuance as described under "Bradstone Continuance", the Bradstone Arrangement Resolution approving the Arrangement as described under "The Arrangement", the Option Resolution approving the Bradstone 2002 Stock Option Plan as described under "Approval of Option Resolution" and to consider the Bradstone Annual General Meeting Matters.

At the Peruvian Meeting, Peruvian Common Shareholders will be asked to pass the Peruvian Arrangement Resolution approving the Arrangement as described under "The Arrangement" and to consider the Peruvian Annual General Meeting Matters.

At the Glenex Meeting, Glenex Common Shareholders will be asked to pass the Glenex Arrangement Resolution approving the Arrangement as described under "The Arrangement".

At the Stockscape Meeting, Stockscape Common Shareholders will be asked to pass the Stockscape Arrangement Resolution approving the Arrangement as described under "The Arrangement" and the Stockscape Name Change Resolution approving the Stockscape Name Change as described under "Name Change" and to consider the Stockscape Annual General Meeting Matters.

The Companies have set May 13, 2002 as the Record Date for determining which shareholders of the respective Companies are entitled to vote at the Meetings.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the persons named in the enclosed form of proxy as the Shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Bradstone Meeting, the Peruvian Meeting, the Glenex Meeting and the Stockscape Meeting are directors or officers of Bradstone, Peruvian, Glenex and Stockscape respectively (collectively, the "Management Proxyholders").

A Shareholder has the right to appoint a person other than the Management Proxyholders, to represent the Shareholder at the applicable Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder of the applicable Company.

Voting by Proxy

Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter where a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meetings) in accordance with the instructions of the Shareholder.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the Bradstone Continuance Resolution, the Option Resolution and the Bradstone Annual General Meeting Matters in the case of Bradstone, the Stockscape Name Change Resolution in the case of Stockscape, the Arrangement Resolution, the Peruvian, Glenex and Stockscape Annual General Meeting Matters, as the case may be, and for all other matters proposed by management in the respective Meetings.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the relevant Meeting and with respect to other matters which may properly come before the Meetings. At the date of this Information Circular, management of Bradstone, Peruvian, Glenex and Stockscape know of no such amendments, variations or other matters to come before the respective Meetings.

Completion and Return of Proxy

Each proxy must be dated and signed by the Intermediary (see "Non Registered Holders" below) acting on behalf of a shareholder or by the shareholder or their attorney authorized in writing. In the case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Bradstone, Peruvian and Glenex

Completed forms of the Bradstone, Peruvian and Glenex proxies must be returned by mail or delivery to Computershare Trust Company of Canada, Stock Transfer Department, 4th Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 or by facsimile to (604) 683-3694, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the relevant Meeting, unless the chairman of the relevant Meeting elects to exercise his discretion to accept proxies received subsequently.

Stockscape

Completed forms of the Stockscape proxy must be returned by mail or delivery to CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 or by facsimile to (416) 368-2502, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting.

Non-Registered Holders

Only registered Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders or duly appointed proxyholders are permitted to vote at the Meetings.

Most shareholders of Bradstone, Peruvian, Glenex and Stockscape are "non-registered" Shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either in the name of: (a) an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of said shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) a clearing agency (such as the Canadian Depository for Securities Limited (the "CDS") of which the Intermediary is a participant. In accordance with the Exemption Order, the Company has distributed copies of the Notice of Meeting, the Summary of this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders and is providing electronic access to registered and non-registered Holders or a printed copy of this Information Circular upon request.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either be given:

(a) a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the respective Transfer Agent as provided above; or

(b) more typically, a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder receive one of the above forms and wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxy

Any registered Bradstone Shareholder, Peruvian Common Shareholder, Glenex Common Shareholder or Stockscape Common Shareholder who has returned a proxy may revoke it at any time before it has been used. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered Shareholder or by his attorney authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of Bradstone, Peruvian, Glenex or Stockscape, as the case may be, (the details of which are given in the section "Rights of Dissent to the Arrangement") at any time up to and including the last business day preceding the date of the relevant Meeting, or any adjournment thereof, or with the chairman of the relevant Meeting on the day of the Meeting. Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the respective Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Record Date and Voting of Shares

The Record Date for the determination of the Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders, and Stockscape Common Shareholders entitled to receive notice of, attend and vote at the meetings was fixed by the boards of directors for each of the Companies as May 13, 2002. Voting at the Meetings will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) whereupon each shareholder is entitled to one vote for each share held other than holders of Bradstone Class B Shares who will entitled to five votes for each Bradstone Class B Share held.

Bradstone

Bradstone is authorized to issue an unlimited number of Bradstone Class A Shares, an unlimited number of Bradstone Class B Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares without par value. As at the Record Date, 4,109,690 Bradstone Class A Shares and 4,067,766 Bradstone Class B Shares were issued and outstanding. The holders of Bradstone Class A Shares are entitled to one vote for each Bradstone Class A Share held. The holders of Bradstone Class B Shares are entitled to five votes for each Bradstone Class B Share held. Holders of Bradstone Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Bradstone Meeting.

Peruvian

Peruvian is authorized to issue 100,000,000 Peruvian Common Shares without par value. As at the Record Date, 16,747,466 Peruvian Common Shares were issued and outstanding. The holders of Peruvian Common Shares are entitled to one vote for each Peruvian Common Share held. Holders of Peruvian Common Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Peruvian Meeting.

Glenex

Glenex is authorized to issue 100,000,000 Glenex Common Shares without par value. As at the Record Date, 9,354,189 Glenex Common Shares were issued and outstanding. The holders of Glenex Common Shares are entitled to one vote for each Glenex Common Share held. Holders of Glenex Common Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Glenex Meeting.

Stockscape

Stockscape is authorized to issue 200,000,000 Stockscape Common Shares without par value and 100,000,000 Preferred Shares without par value, issuable in series. As at the Record Date, 26,357,183 Stockscape Common Shares were issued and outstanding. The holders of Stockscape Common Shares are entitled to one vote for each Stockscape Common Share held. Holders of Stockscape Common Shares of record at the close of business on the Record Date are entitled to receive notice of and to vote at the Stockscape Meeting.

Principal Holders of Voting Securities

See "Bradstone Equity Partners, Inc.  Principal Holders of Voting Securities", "Peruvian Gold Limited - Principal Holders of Voting Securities", "Glenex Industries Inc. - Principal Holders of Voting Securities" and "Stockscape.com Technologies Inc. - Principal Holders of Voting Securities".

Executive Compensation

See "Bradstone Equity Partners, Inc.  Executive Compensation", "Peruvian Gold Limited - Executive Compensation", "Glenex Industries Inc. - Executive Compensation" and "Stockscape.com Technologies Inc. - Executive Compensation".

Indebtedness of Directors, Executive Officers and Senior Officers

See "Bradstone Equity Partners, Inc.  Indebtedness of Directors, Executive Officers and Senior Officers", "Peruvian Gold Limited - Indebtedness of Directors, Executive Officers and Senior Officers", "Glenex Industries Inc. - Indebtedness of Directors, Executive Officers and Senior Officers" and "Stockscape.com Technologies Inc. - Indebtedness of Directors, Executive Officers and Senior Officers".

Interest of Insiders in Material Transactions and in Matters to be acted upon

None of the directors or senior officers of each of the Companies, any person who has held such a position since the beginning of the last completed financial year of the Companies, any proposed nominee for election as a director of one of the Companies nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meetings (other than the election of directors) except the future directors and senior officers of Bradstone (Post Arrangement) and its subsidiaries inasmuch as they may be granted options to purchase shares of Bradstone (Post Arrangement) under the Bradstone 2002 Stock Option Plan, approval of which will be sought at the Meetings, may receive compensation for management or consulting services which they may provide in the future to Bradstone (Post Arrangement) and may benefit from any increase in the value of securities they own in Bradstone, Peruvian, Glenex or Stockscape following completion of the Arrangement.

None of the directors or senior officers of each of the Companies, any proposed nominee for election as a director of a Company, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of a Company nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of each Company's respective last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company except as disclosed under "Bradstone Equity Partners, Inc.  Interest of Management in Material Transactions", "Peruvian Gold Limited - Interest of Management in Material Transactions", "Glenex Industries Inc. - Interest of Management in Material Transactions" and "Stockscape.com Technologies Inc. - Interest of Management in Material Transactions".

Management Contracts

No management functions of Bradstone, Peruvian, Glenex and Stockscape are performed to any substantial degree by a person other than their respective directors or senior officers save for certain fiscal and asset management functions that are performed for Bradstone by A&E. See "Bradstone Equity Partners, Inc.  Executive Compensation  Management Contracts".

EXEMPTION ORDERS

Because so many Shareholders have access to the Internet and electronic mail, and because the printed version of the Information Circular exceeds 250 pages in length and the mailing would be required to be made to over 16,000 shareholders, it was considered by the Companies that the printing of so many copies of the Information Circular would be wasteful. It was decided to apply for the Exemption Orders as described below.

An application was made on behalf of Glenex, Peruvian and Stockscape to the BCSC pursuant to Section 155 of the Company Act (and British Columbia Policy 45-601) and on behalf of Bradstone to the ASC pursuant to Section 151 of the Alberta Act (and Alberta Policy 2.1) for discretionary orders exempting the Companies from the requirement to mail an information circular to their respective shareholders, in connection with the Arrangement, provided, in both cases, that the full text of the Information Circular is made available electronically to Shareholders and that printed copies of the Information Circular be provided to Shareholders, free of charge, upon request. On May 17, 2002, the BCSC, and on May 16, 2002 the ASC, granted the orders , copies of which are attached as Schedules "N1" and "N2" to this Information Circular.

A further concurrent application under the Mutual Reliance Review System was made to seven securities commissions seeking a decision under the National Policy 41, for an exemption from the requirement to deliver printed copies of the Information Circular to shareholders. On May 17, 2002, the said securities commissions made the decision which is attached as Schedule "N3" to this Information Circular and which exempts the Companies from having to mail the Information Circular, provided that:

1. the Companies' respective shareholders receive written notice, by mail, that the Information Circular will be electronically available to them (together with information on how to access the electronic copy or how to request a printed copy free of charge), the respective notice of annual, special or extraordinary meeting, a summary containing a succinct and clear outline of the Arrangement and the form of proxy for the respective meeting;

2. the Companies' respective shareholders have access to the Information Circular through a designated website or by making a request to one of the Companies or their respective transfer agents, for a printed copy of the Information Circular, free of charge; and

3. the Information Circular that is available electronically to shareholders be identical to the printed copy which is available to shareholders on request.

To comply with the above orders and decision, the Companies are delivering, to their Shareholders, the applicable Notice of Meeting and Proxy, a summary of this Information Circular and the Notice of Application for Final Order. A complete copy of the Information Circular is available to shareholders on a designated website area www.sedar.com www.bradstoneequity.com and the SEDAR website at www.sedar.com and printed copies of the Information Circular are available to shareholders, on request, free of charge.

Bradstone ANNUAL GENERAL MEETING and other MATTERS

ELECTION OF DIRECTORS

The board of directors of Bradstone presently consists of three directors. It is intended to set the number of directors at seven and to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Bradstone Meeting. The persons named below will be presented for election at the Bradstone Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of Bradstone or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of Bradstone or with the provisions of the Alberta Act.

In the following table and notes thereto are the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of Bradstone now held by him, his principal occupation, the period of time for which he has been a director of Bradstone, and the number of Bradstone Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.
Name, Position and Municipality of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
Robert G. Atkinson (3)(4) West Vancouver, B.C. President, CEO & Director	President, CEO & Director, Bradstone, a public merchant banking firm, 1997 to present; President, CEO & Director, Peruvian, January 2001 to present; currently, Director, Trimin Capital Corp; Director Trimin Enterprises Ltd., Oct. 1992 to March 1999.	Since January 31, 1997	150,000 Class A(5)(6) 162,000 Class B(5)(6)
Gordon D. Ewart (3) Cobourg, Ontario Acting CFO & Director	Self-employed businessman and President, CEO & Director, A&E, 1994 to present; Director, Bradstone, Oct. 1992 to present.	Since January 31, 1997	106,000 Class A(5)(6) 166,000 Class B(5)(6)
Brian E. Bayley North Vancouver, B.C. Proposed Director	President, CEO & Director, Quest Management Corp., a management consulting company now wholly-owned by Arapaho Capital Corp., a TSX Venture listed company, Dec. 1996 to present; Director, Quest Ventures Ltd., a private merchant banking company, Dec. 1996 to present.	N/A	Nil(6)
Edward L. MercaldoDel Mar, California Proposed Director	Executive Vice President, CFO & Director of Diamond Fields Resources Inc.; Financial Consultant and private investor since Aug. 1996,	N/A	Nil(6)
A. Murray Sinclair Vancouver, B.C. Proposed Director	President, Quest Ventures Ltd., Dec. 1996 to present; Director, Quest Management Corp.	N/A	Nil(6)
Andrew F.B. Milligan Vancouver, B.C. Proposed Director	Chairman of the Board, President & CEO, Stockscape.	N/A	Nil(6)
John J. Fleming Calgary, Alberta Proposed Director	President, CEO & Director, Bonanza Energy Ltd., an investment company; Chairman of the Board, Roseland Resources Ltd., an oil and gas company; President, CEO & Director, TransAtlantic Petroleum Corp., an oil and gas company; Director of a number of publicly traded companies.	N/A	Nil(6)

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of Bradstone, has been individually furnished by the respective directors.

(2) The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of Bradstone, has been individually furnished by the respective nominee.

(3) Denotes current member of Audit Committee.

(4) Denotes current member of the Corporate Governance Committee.

(5) Held directly except for the 150,000 Bradstone Class A Shares that are held by 403401 B.C. Ltd., a private merchant company controlled by the family of Robert G. Atkinson. In addition, Robert G. Atkinson, Gordon D. Ewart and David G. Nelson beneficially own all of the shares of Asean Sales Inc., a private company that owns 1,120,000 Bradstone Class A Shares and 265,000 Bradstone Class B Shares. Further, 244,954 Bradstone Class A Shares and 2,161,435 Bradstone Class B Shares are held by A&E, a corporation of which Gordon D. Ewart and Robert G. Atkinson are controlling shareholders, directors and officers. A & E holds approximately 14.5% of the issued shares of Global (GMPC) Holdings Inc. ("Global"), a TSX Venture listed public company, which holds 250,000 Bradstone Class A Shares. Robert G. Atkinson, Gordon D. Ewart and Robert J. Ewart are common directors of A & E and Global.

(6) See "Bradstone (Post Arrangement)  Directors and Officers" for information on the shareholdings of the directors and officers of Bradstone (Post Arrangement).

CORPORATE GOVERNANCE PRACTICES

Bradstone's corporate governance practices are designed to ensure that the business and affairs of Bradstone are effectively managed so as to enhance shareholder value.

Directors

The role of the directors is to oversee the conduct of Bradstone's business and to direct and supervise management in the day-to-day conduct of the business. The directors discharge the following five specific responsibilities as part of their overall "stewardship responsibility":

7. adoption of a strategic planning process:

8. the identification of the principal risks of Bradstone's business and employment of appropriate systems to manage the risks;

9. succession planning, including appointing, training and monitoring senior management;

10. overseeing Bradstone's public communications policies and their implementation, including disclosure of material information, investor relations and shareholder communications; and

11. monitoring and assessing the scope, implementation and integrity of Bradstone's internal information, audit and control systems.

Board Composition

Bradstone's Board is currently comprised of three directors, one of whom is an unrelated director, defined in the TSX Corporate Governance Guidelines as an "unrelated director who is independent of management and is free from any interests and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of Bradstone, other than interests and relationships arising from shareholdings".

Committees of the Board

The Board discharges its responsibilities both directly and through its committees. There are three committees, two of which have a majority of members who are related and one of which has a majority of members who are unrelated. All directors are members of at least one Board committee. The committees are as follows:

1. The Audit Committee is comprised of three directors, two of which are outside directors. The members are Robert G. Atkinson, Gordon D. Ewart and W. David Black. Mr. Black will not be returning as a director. This committee is responsible for reviewing Bradstone's financial reporting procedures, internal controls and the performance of Bradstone's auditors. The committee is also responsible for reviewing quarterly and annual financial statements prior to their approval by the full Board.

2. The Compensation Committee is comprised of two directors, one of which is an outside director. The members are Gordon D. Ewart and W. David Black. This committee is responsible for setting compensation paid to executive officers and establishing and reviewing incentive plans.

3. The Corporate Governance Committee is comprised of two directors one of which is an outside director. The members are Robert G. Atkinson and W. David Black. This committee is responsible for monitoring the quality and effectiveness of the governance system and ensuring effective communication and reporting to shareholders.

Shareholder Communication

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that its communications with shareholders and others interested in Bradstone are responsive and effective.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of BDO Dunwoody LLP, Chartered Accountants, as auditors of Bradstone and to authorize the directors to fix their remuneration.

bradstone Continuance

Introduction

Bradstone is an Alberta corporation incorporated under and subject to the Alberta Act. In the event the Continuance is approved by the Bradstone Shareholders, Bradstone will adjourn the Bradstone Meeting, (for an estimated approximately one-half hour) to permit it to apply to the Director of Corporations under the Alberta Act to discontinue Bradstone from the Province of Alberta and to apply to the Registrar of Companies under the Company Act for an instrument of continuance continuing Bradstone as if it had been incorporated under the Company Act, to enable Bradstone to complete the Continuance prior to reconvening the Bradstone Meeting. The Bradstone Continuance Resolution also provides for approval of the adoption of a British Columbia form of Memorandum and Articles to replace Bradstone's current charter documents and alters Bradstone's authorized capital as described under "Change in Authorized Capital" below.

Upon the Continuance, the Alberta Act will cease to apply to Bradstone and Bradstone will thereupon become subject to the Company Act, as if it had been originally incorporated as a British Columbia company. The Bradstone Meeting will then resume to deal with the Arrangement Resolution.

The Continuance will not result in any change in the name or business of Bradstone or its assets, liabilities, net worth, or management, or have a material adverse effect on its tax position. However, the Bradstone Continuance will give rise to material changes in the corporate governance of Bradstone. See "Comparison of the Company Act and the Alberta Act". The Bradstone Continuance is not a reorganization, amalgamation or merger. Bradstone Shareholders' shareholdings will not be altered by the Bradstone Continuance.

The Continuance will affect certain of the rights of Bradstone Shareholders as they currently exist under the Alberta Act. Bradstone Shareholders should consult their legal advisors regarding implications of the Continuance, which may be of particular importance to them.

The Continuance must be approved by Bradstone Shareholders at the Bradstone Meeting, by the Director of Corporations under the Alberta Act, by the Registrar of Companies under the Company Act and by the TSX.

On the effective date of the Continuance, holders of Bradstone Shares will continue to hold one Bradstone Share of Bradstone, domiciled in British Columbia, for each Bradstone Share currently held. Existing common shares representing shares of Bradstone's stock will not be cancelled. The principal attributes of the Bradstone Shares will be identical to the corresponding shares of Bradstone pre-Continuance other than differences in shareholders rights under the Alberta Act and the Company Act.

The directors and officers of Bradstone immediately following the Continuance will be identical to the directors and officers of Bradstone immediately prior to the Continuance and the election, duties, resignations and removal of Bradstone's directors and officers shall be governed by the laws of the Province of British Columbia. The constating documents will be the Memorandum and Articles of Bradstone. The legal domicile of Bradstone will be the Province of British Columbia, and Bradstone will no longer be subject to the provisions of the Alberta Act. All matters of corporate law affecting Bradstone will be determined under applicable laws of the Province of British Columbia.

By operation of law under the Province of British Columbia, as of the effective date of the Continuance, all of the assets, property, rights, liabilities and obligations of Bradstone immediately prior to the Continuance will continue to be the assets, property, rights, liabilities and obligations of Bradstone after the Continuance.

Purpose

The directors of Bradstone wish to be able to have Bradstone amalgamate with Peruvian, Glenex and Stockscape to form Amalco. This requires that all of the Companies be incorporated in the same jurisdiction. Furthermore, following the amalgamation of Bradstone, Peruvian, Glenex and Stockscape, Amalco's business and the location of Amalco's assets will be primarily in British Columbia and the majority of Amalco's directors will reside in British Columbia. For these reasons, Bradstone wishes to proceed with the Continuance to British Columbia.

Comparison of the Company Act and the Alberta Act

The Company Act differs from the Alberta Act but provides the shareholders with certain rights, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. The following is a summary of the major differences between the Company Act and the Alberta Act. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding all of the implications of the transactions contemplated in the Continuance.

Sale of Company's Undertaking

Under the Company Act, the directors of a company may dispose of all or substantially all of the business or undertaking of Bradstone only with shareholder approval by Special Resolution of not less than three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting.

The Alberta Act also requires shareholder approval by a Special Resolution (but under the Alberta Act that is not less than two-thirds of the votes entitled to vote upon a sale, lease or exchange of all or substantially all of the property of the corporation).

Amendments to the Charter Documents of Bradstone

Any substantive change to the corporate charter of a company under the Company Act, such as an alteration of the restrictions, if any, of the business carried on by Bradstone, a change in the name of Bradstone or an increase or reduction of the authorized capital of Bradstone requires approval by a Special Resolution (not less than three-quarters of the votes cast). Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction also require approval by a Special Resolution of the holders of shares of each class entitled to vote at a general meeting of Bradstone and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions. As well, the holders of not less than 10% of the voting shares of Bradstone who voted against or of not less than 10% of a class of shares affected by a change in the special rights and restrictions attached to a class of shares may apply to the court to have the resolutions approving the change set aside.

Under the Alberta Act, such changes require a Special Resolution passed but, under the Alberta Act, it is not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where the rights of the holders of a class of shares are affected differently by the alteration than those of the holders of other classes of shares, a resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class. A resolution to amalgamate an Alberta corporation, other than a vertical amalgamation of a parent company with its wholly owned subsidiary, requires a Special Resolution passed by the holders of each class of shares.

Rights of Dissent and Appraisal

The Company Act provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require Bradstone to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where Bradstone proposes to:

(a) continue out of British Columbia;

(b) provide financial assistance to a person for the purchase of Bradstone Shares;

(c) sell the whole or substantially the whole of Bradstone's undertaking;

(d) enter into a statutory amalgamation; or

(e) sell the whole or part of its business or property on liquidation.

The Alberta Act contains a similar dissent remedy, although the procedure for exercising this remedy is different than that contained in the Company Act and does not apply to the circumstance mentioned in (b) or (e) above. The Alberta Act does, however give the right to dissent from certain capital reorganizations which are not included in dissent rights under the Company Act.

Oppression Remedies

Under the Company Act, a shareholder of a company has the right to apply to court on the grounds that Bradstone is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by Bradstone.

The Alberta Act contains rights that are substantially broader in that they are available to a larger class of complainants. Under the Alberta Act, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates affects a result, or the business or affairs of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the Company Act, a member or director of a company may, with judicial leave, bring an action in the name and on behalf of Bradstone to enforce an obligation owed to Bradstone that could be enforced by Bradstone itself or to obtain damages for any breach of such an obligation.

A broader right to bring a derivative action is contained in the Alberta Act, and this right extends to officers, former shareholders, former directors and former officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Alberta Act permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The Company Act provides that one or more members of a company holding not less than 5% of the issued voting shares of Bradstone may give notice to the directors requiring them to call and hold a general meeting.

The Alberta Act also provides this right.

Form of Proxy and Information Circular (Proxy Statement)

The Company Act requires a reporting company to provide, with notice of a general meeting, a form of proxy for use by every member entitled to vote at such meeting as well as an information circular (proxy statement) containing prescribed information regarding the matter to be dealt with at and conduct of the general meeting.

The Alberta Act contains provisions which likewise require the mandatory solicitation of proxies and delivery of a management proxy circular.

Place of Meetings

The Company Act requires all meetings of members to be held in British Columbia unless consent of the Registrar of Companies is otherwise obtained.

The Alberta Act provides that meetings of shareholders may be held outside Alberta where Bradstone's articles so provide.

Directors

The Company Act provides that a reporting company must have a minimum of three directors, a majority of whom must be ordinarily resident in Canada and at least one of whom must be resident in British Columbia.

The Alberta Act provides that a distributing company must have a minimum of three at least one half of whom must be resident Canadians but none of whom need to be resident in Alberta.

Change in Authorized Capital

Currently Bradstone's authorized capital consists of an unlimited number of Class A Shares, of which 4,109,690 are issued; an unlimited number of Class B Shares, of which 4,067,766 are issued; and an unlimited number of First Preferred Shares and Second Preferred Shares, of which no shares are issued. The Company Act requires a British Columbia company to have a fixed number of authorized shares. To comply with the Company Act, management of Bradstone is also asking the Bradstone Shareholders to approve, as part of the Bradstone Continuance Resolution, a change in the authorized capital of Bradstone from an unlimited number of Class A Common Shares to 100,000,000 Class A Common Shares, from an unlimited number of Class B Common Shares to 100,000,000 Class B Common Shares and from an unlimited number of both First Preferred Shares and Second Preferred Shares to 100,000,000 of each of First Preferred Shares and Second Preferred Shares, in all cases without nominal or par value.

As part of the Bradstone Continuance Resolution, management of Bradstone will be authorized not to proceed with the Continuance or the change in authorized share capital, even if the Bradstone Continuance Resolution is passed, if management of Bradstone subsequently concludes that it would not be in the best interests of Bradstone to proceed with these matters.

Change in Constating Documents

As an Alberta corporation, Bradstone's charter documents consist of Articles of Incorporation and Bylaws and any amendments thereto to date. On completion of the Bradstone Continuance, Bradstone will cease to be governed by the Alberta Act and will thereafter be deemed to have been formed under the Company Act. As part of the Bradstone Continuance Resolution, Bradstone Shareholders will be asked to approve the adoption of a Memorandum and Articles which comply with the requirements of the Company Act, copies of which are available for review by Bradstone Shareholders in the manner provided for reviewing material contracts of Bradstone. See "Bradstone Material Contracts". There are some material differences in shareholder rights under the Company Act and the Alberta Act and under the charter documents proposed to be adopted by Bradstone upon the Bradstone Continuance under the Company Act.

Continuance Resolution

Shareholders will be asked at the Bradstone Meeting to consider and, if thought fit, approve and adopt, with or without modification, the Continuance Resolution. The text of the Continuance Resolution in substantially the form to be presented to the Bradstone Meeting (subject to such changes as may be required by counsel or regulatory authorities) is set out in Schedule "A" to this Information Circular.

The proposed Memorandum and Articles to be submitted to the Meeting, are subject to such changes as may be recommended by counsel.

The Continuance Resolution must be passed by the shareholders holding at least two thirds of the votes cast at the Bradstone Meeting, failing which the Continuance Resolution will not be proceeded with. If notices of dissent are received, the board of directors of Bradstone may decide not to proceed with the Continuance notwithstanding that the Continuance Resolution is passed. The Continuance is also subject to regulatory approval.

Rights of Dissent to the Continuance

Registered Bradstone Shareholders have, pursuant to Section 191 of the Alberta Act, the right to dissent from the Bradstone Continuance Resolution and to be paid the fair value of the Bradstone Shares by Bradstone. A copy of Section 191 is attached as Schedule "M1" to this Information Circular. The following summary of the rights of a Bradstone Shareholder to dissent is not a comprehensive statement of the procedures to be followed by a Bradstone Shareholder who seeks payment of the fair value of such shareholder's common shares and is qualified in its entirety by reference to Section 191 of the Alberta Act with respect to the Continuance. A registered Bradstone Shareholder who intends to exercise his right of dissent and appraisal should carefully comply with the provisions of these sections. Failure to comply with the provisions of these sections and to adhere to the strict procedures established therein may result in the loss of all rights thereunder.

Pursuant to Section 191 of the Alberta Act, a registered Bradstone Shareholder has up to the time of the Bradstone Meeting to dissent to the Bradstone Continuance Resolution in respect of his or her Bradstone Shares by delivering to Bradstone or by sending by registered mail to Bradstone a notice of dissent addressed to Bradstone at its registered office located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9. As a result of giving a notice of dissent, a registered shareholder may, upon passage of the Bradstone Continuance Resolution and subject to s.191 of the Alberta Act, require Bradstone to pay to the Shareholder fair value for all of his or her Bradstone Shares. Fair value, unless agreed to by Bradstone and the Shareholder, will be determined by the Alberta courts pursuant to Section 191 of the Alberta Act.

A registered Bradstone Shareholder's right to give a notice of dissent with respect to the Bradstone Continuance Resolution will lapse if not exercised before the Bradstone Meeting at which such Resolution is to be passed. Further, a notice of dissent ceases to be effective if the registered shareholder giving it votes in favour of the Bradstone Continuance Resolution.

Persons who are beneficial owners of Bradstone Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such Bradstone Shares are entitled to dissent. Accordingly, a beneficial owner of Bradstone Shares desiring to exercise his right of dissent to the Continuance must make arrangements for such Bradstone Shares that are beneficially owned by him to be registered in his name prior to the time the written objection to the Bradstone Continuance Resolution is required to be received by Bradstone, or, alternatively, make arrangements for the registered holder of his Bradstone Shares to dissent on his behalf.

The directors of Bradstone may elect not to proceed with the transactions contemplated in the Bradstone Continuance Resolution if any notices of dissent are received with respect to the Continuance Resolution or the Bradstone Arrangement Resolution. See "Rights of Dissent to the Arrangement" for information on the separate dissent rights available to Bradstone Shareholders with respect to the Arrangement.

Approval of Option Resolution

The Board of Directors of Bradstone has established the Bradstone 2002 Stock Option Plan as a new incentive stock option plan to take effect upon the approval of the Option Resolution with the intention that it will be the stock option plan for Amalco upon the closing of the Arrangement. The purpose of the Bradstone 2002 Stock Option Plan is to attract and motivate directors, officers, employees of and service providers to Bradstone and its private subsidiaries (collectively the "Optionees") and thereby advance Bradstone's interests by affording such persons with an opportunity to acquire an equity interest in Bradstone through the stock options. The Bradstone 2002 Stock Option Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each option is determined by the Board of Directors provided that the Bradstone 2002 Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

(a) the number of Bradstone Class A Shares reserved for issuance pursuant to stock options granted to insiders exceeding 20% of the outstanding issue, or

(b) the issuance, within a one year period, to insiders of Bradstone of a number of Bradstone Class A Shares exceeding 20% of the outstanding issue or to one insider of a number exceeding 5% of the outstanding issue. The outstanding issue is determined on the basis of the number of Bradstone Class A Shares outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

2. The aggregate number of Bradstone Class A Shares which may be issued pursuant to options granted under the Bradstone Stock Option Plan, unless otherwise approved by shareholders, may not exceed 4,872,920 Bradstone Class A Shares.

3. The exercise price of an option may not be set at less than the closing market price on the TSX during the trading day immediately preceding the date of grant of the option.

4. The options may be exercisable for a period of up to 10 years and are non-assignable, except in certain circumstances.

5. The options can only be exercised by the Optionee as long as the Optionee is a director, officer or employee of or service provider to Bradstone or its subsidiaries or within a period of not more than 90 days after ceasing to be a director, officer, employee or service provider or, if the Optionee dies, within one year from the date of the Optionee's death.

6. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

If shareholder approval for the Bradstone 2002 Stock Option Plan is obtained, any options granted or amendments made to options previously granted pursuant to the Bradstone 2002 Stock Option Plan will not require further shareholder approval although notice of options granted under the Bradstone Stock Option Plan must be given to the TSX. Any amendments to the Bradstone 2002 Stock Option Plan must also be approved by the TSX and, if necessary, by the Bradstone Shareholders prior to becoming effective.

The affirmative vote of the holders of a majority of the outstanding Bradstone Shares entitled to vote and represented in person or by proxy, excluding votes attaching to Bradstone Shares beneficially owned by insiders of Bradstone to whom shares may be issued pursuant to the 2002 Bradstone Stock Option and associates of such insiders, is required for the approval of the Bradstone 2002 Stock Option Plan.

Bradstone Shareholders will be asked at the Bradstone Meeting to consider, and if deemed advisable, approve with or without variation the Option Resolution set out in Schedule "D".

It is expected that, if Option Resolution is approved and the Arrangement is completed, the Board of Directors of Bradstone will in due course grant options under the Bradstone 2002 Stock Option Plan as the Board deems fit in light of the overall compensation program and the relative efforts and contributions of the eligible participants under the Bradstone 2002 Stock Option Plan in addition to options to be granted pursuant to the Arrangement.

Peruvian ANNUAL GENERAL MEETING MATTERS

ELECTION OF DIRECTORS

The board of directors of Peruvian presently consists of four directors. It is intended to set the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Peruvian Meeting. The persons named below will be presented for election at the Peruvian Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the earlier of the closing of the Arrangement, the next annual general meeting of Peruvian or until his successor is elected or appointed (unless the office is earlier vacated in accordance with the Articles of Peruvian or with the provisions of the Company Act).

In the following table and notes thereto are the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of Peruvian now held by him, his principal occupation, the period of time for which he has been a director of Peruvian, and the number of Peruvian Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.
Name, Position and Municipality of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
Robert G. Atkinson (3) West Vancouver, B.C. Director, President & Chief Executive Officer	President, CEO & Director, Bradstone, a public merchant banking firm, 1997 to present; President, CEO & Director, Peruvian, January 2001 to present; currently, Director, Trimin Capital Corp; Director Trimin Enterprises Ltd., Oct. 1992 to March 1999.	since June 23, 1998	170,000
Nick DeMare(4) Burnaby, B.C. Acting Chief Financial Officer, Director	Chartered Accountant since 1979; Owner and CEO, Chase Management Ltd., a private accounting company and management company, 1991 to present.	since Feb. 26, 1993	165,000(5)
W. David Black(3) (4) Vancouver, B.C. Director	Partner, DuMoulin Black, Barristers & Solicitors.	since June 23, 1998	150,000
Gordon D. Ewart (4) Cobourg, Ontario Director	Self-employed businessman and President, CEO & Director, A&E, 1994 to present; Director, Bradstone, Oct. 1992 to present.	since Aug. 19, 1999	150,000

NOTES:

() The information as to municipality of residence and principal occupation, not being within the knowledge of Peruvian, has been individually furnished by the respective nominees.

() The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of Peruvian, has been individually furnished by the respective nominees.

() Appointed President and Chief Executive Officer of the Company on January 31, 2001.

(4) Denotes member of Audit Committee.

(5) 95,000 shares held by DNG Capital Corp., a private company wholly-owned by Mr. DeMare and 70,000 shares are held by 888 Capital Corp., a private company 50% owned by Mr. DeMare.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Peruvian and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP were first appointed auditors of Peruvian in February 1991. See "Bradstone (Post Arrangement)  Auditors" regarding the appointment of auditors if the Arrangement is completed.

STOCKSCAPE ANNUAL GENERAL MEETING AND Other MATTERS

ELECTION OF DIRECTORS

The board of directors of Stockscape presently consists of four directors. It is intended to set the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Stockscape Meeting. The persons named below will be presented for election at the Stockscape Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the earlier of the closing of the Arrangement, the next annual general meeting of Stockscape or until his successor is elected or appointed (unless the office is earlier vacated in accordance with the Articles of Stockscape or with the provisions of the Company Act).

In the following table and notes thereto are the names of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of Stockscape now held by him, his principal occupation, the period of time for which he has been a director of Stockscape, and the number of Stockscape Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.
Name, Position and Municipality of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
Andrew F.B. Milligan Vancouver, B.C. Director, President & Chief Executive Officer	Chairman of the Board, President & CEO, Stockscape.	Since Nov. 17, 1986	3,020
John J. Brown(3) Vancouver, B.C. Director & Corporate Secretary	President, Pacific Opportunity Company Ltd.	Since June 30, 1999	nil
A. Murray Sinclair(3) Vancouver, B.C. Director	President, Quest Ventures Ltd., Dec. 1996 to present; Director, Quest Management Corp.	Since June 30, 1999	nil
Sargent H. Berner(3) Vancouver, B.C. Director	Partner, DuMoulin Black, Barristers & Solicitors.	Since Oct. 12, 1990	1,000

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of Stockscape, has been individually furnished by the respective nominees.

(2) The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of Stockscape, has been individually furnished by the respective nominees.

(3) Denotes member of Audit Committee.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of De Visser Gray, Chartered Accountants, as auditors of Stockscape and to authorize the directors to fix their remuneration. De Visser Gray were first appointed auditors of Stockscape on November 16, 2001. See "Bradstone (Post Arrangement)  Auditors" regarding the appointment of auditors if the Arrangement is completed.

NAME CHANGE

In connection with the sale of Stockscape Canada as described under "Stockscape.Com Technologies Inc.  Significant Acquisitions and Dispositions", Stockscape agreed to change its name. If the Arrangement is completed the name change will not be necessary but, in the event it is not, Stockscape Shareholder approval, by way of a Special Resolution, for the change of Stockscape's name to "Cornucopia Capital Inc." is being sought at the Stockscape Meeting. The Special Resolution also authorizes Stockscape's Board of Directors to choose another name if "Cornucopia Capital Inc." is not acceptable to the securities and corporate regulatory authorities. The text of the Stockscape Name Change Resolution is set out in Schedule "C".

THE ARRANGEMENT

General

The Arrangement will become effective on the Effective Date, subject to satisfaction of the applicable conditions.

Principal Steps

Prior to the Arrangement, Bradstone shall have continued its jurisdiction of incorporation from the Province of Alberta to the Province of British Columbia and shall have adopted new forms of Memorandum and Articles.

The principal steps in, and consequences of, the Arrangement may be summarized as follows:

(e) Bradstone, Peruvian, Glenex and Stockscape shall amalgamate to form Amalco, pursuant to the provisions of the Company Act, and continue as one company under the name, "Bradstone Equity Partners, Inc." or such other name as the directors of the Companies may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction. Each of Bradstone, Peruvian, Glenex and Stockscape shall contribute to Amalco all of its assets, subject to all of its liabilities, and Amalco shall assume all such liabilities.

(f) The issued and outstanding Bradstone, Peruvian, Glenex and Stockscape Securities shall, on the Effective Date, be exchanged as follows:

(vii) the issued Bradstone Class A Shares will be cancelled without any repayment of capital in respect thereof and Amalco shall issue to Bradstone Class A Shareholders (other than holders exercising dissent rights) one Amalco Class A Share for each cancelled Bradstone Class A Share held;

(viii) the Bradstone Options shall be cancelled and Amalco shall issue to Bradstone Optionholders, Amalco Options for their Bradstone Options on the basis that one Amalco Option will be exchanged for each Bradstone Option, each Amalco Option being exercisable to purchase one Amalco Common Share at a price equal to the original exercise price of and during the same periods as the Bradstone Options;

(ix) the issued Bradstone Class B Shares will be cancelled without any repayment of capital in respect thereof and Amalco shall issue to Bradstone Class B Shareholders (other than holders exercising dissent rights) one Amalco Class B Share for each cancelled Bradstone Class B Share held;

(x) the issued Peruvian Common Shares will be cancelled without any repayment of capital in respect thereof and Amalco shall issue to Peruvian Common Shareholders (other than holders exercising dissent rights) one Amalco Common Share for every 1.7156 cancelled Peruvian Common Shares held;

(xi) the Peruvian Options will be cancelled and Amalco shall issue to Peruvian Optionholders, Amalco Options for their Peruvian Options on the basis that one Amalco Option will be exchanged for each 1.7156 Peruvian Options, each Amalco Option being exercisable to purchase one Amalco Common Share at a price equal to 1.7156 times the original exercise price of and during the same periods as the Peruvian Options;

(xii) the issued Glenex Common Shares will be cancelled without any repayment of capital in respect thereof and Amalco shall issue to Glenex Common Shareholders (other than holders exercising dissent rights) one Amalco Common Share for every 2.2680 cancelled Glenex Common Shares held;

(xiii) the Glenex Options shall be cancelled and Amalco shall issue to Glenex Optionholders, Amalco Options for their Glenex Options on the basis that one Amalco Option will be exchanged for each 2.2680 Glenex Options, each Amalco Option being exercisable to purchase one Amalco Common Share at a price equal to 2.2680 times the original exercise price of and during the same periods as the Glenex Options;

(xiv) the issued Stockscape Common Shares will be cancelled without any repayment of capital in respect thereof and Amalco shall issue to Stockscape Common Shareholders (other than holders exercising dissent rights) one Amalco Common Share for every 4.1387 cancelled Stockscape Common Shares held; and

(xv) the Stockscape Warrants and Stockscape Options shall be cancelled and Amalco shall issue to Stockscape Warantholders and Stockscape Optionholders, Amalco Warrants and Amalco Options for their Stockscape Warrants and Stockscape Options on the basis that one Amalco Warrant or Amalco Option will be exchanged for each 4.1387 Stockscape Warrants and Stockscape Options, each Amalco Option and Amalco Warrant being exercisable to purchase one Amalco Common Share at a price equal to 4.1387 times the original exercise price of and during the same periods as the Stockscape Warrants or Options;

(p) The paid up capital attributable to the Amalco Shares upon implementation of the Arrangement shall be reduced by an amount equal to the Accumulated Deficit of Amalco at that date in order that the Accumulated Deficit of Amalco be eliminated.

EFFECT OF THE ARRANGEMENT

The Arrangement will result in, among other things:

(a) Bradstone, Peruvian, Glenex and Stockscape shall amalgamate, pursuant to the provisions of the Company Act, and continue as one company, Amalco, under the name "Bradstone Equity Partners, Inc." or such other name as the directors of the Companies may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction. Each of Peruvian, Glenex and Stockscape shall, on the Effective Date, contribute to Amalco all of its assets, subject to all of its liabilities, and Amalco shall assume all such liabilities.

(b) The issued Bradstone, Peruvian, Glenex and Stockscape securities will be exchanged as follows:

(iii) the issued Bradstone Class A Shares shall be cancelled without any repayment of capital in respect thereof and one (1) Amalco Class A Share will be issued in exchange for one (1) Bradstone Class A Share;

(iv) the issued Bradstone Class B Shares shall be cancelled without any repayment of capital in respect thereof and one (1) Amalco Class B Share will be issued in exchange for one (1) Bradstone Class B Share;

(v) the issued Peruvian Common Shares will be cancelled without any repayment of capital in respect thereof and one (1) Amalco Share will be issued in exchange for every 1.7156 Peruvian Shares;

(vi) the issued Glenex Common Shares will be cancelled without any repayment of capital in respect thereof and one (1) Amalco Share will be issued in exchange for every 2.2680 Glenex Shares;

(vii) the issued Stockscape Common Shares will be cancelled without any repayment of capital in respect thereof and one (1) Amalco Share will be issued in exchange for every 4.1387 Stockscape Shares; and

(viii) holders of options, warrants and other convertible securities of Bradstone, Peruvian, Glenex and Stockscape will receive options, warrants and other convertible securities of Amalco on the same exchange ratios and with corresponding changes to the exercise prices based on the share exchange ratios set out above and having the same exercise and conversion periods as the securities exchanged therefor.

(c) The Accumulated Deficit of Amalco will be eliminated.

The full particulars of the Arrangement are contained in the Plan of Arrangement, a copy of which is attached as part of Schedule "J" and incorporated by reference in this Information Circular.

Fractional Shares

No fractional Amalco Shares will be issued to Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders or Stockscape Common Shareholders. No cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded to the nearest whole number with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

Directors AND OFFICERS of bradstone (post arrangement)

Bradstone, Peruvian, Glenex and Stockscape have agreed that on the Effective Date the board of directors of Bradstone (Post Arrangement) will consist of seven (7) directors comprised of Robert G. Atkinson, Gordon D. Ewart, A. Murray Sinclair, Brian E. Bayley, Andrew F.B. Milligan, John J. Fleming, and Edward L. Mercaldo, who will hold office until the next annual general meeting of the shareholders of Bradstone (Post Arrangement) or until their successors are duly elected or appointed. It is proposed that the seven directors be elected at the Bradstone Meeting. It is anticipated that Robert G. Atkinson and Gordon D. Ewart will be appointed as Co-Chairmen, Brian Bayley will be appointed as President and CEO., A. Murray Sinclair will be appointed as Managing Director, K. Peter Miller will be appointed as CFO and Sandra Lee will be appointed as Secretary. See "Bradstone Annual General Meeting Matters  Election of Directors" and "Bradstone (Post Arrangement)".

By approving the Arrangement, the Bradstone Shareholders, the Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders, as the case may be, will effectively approve the appointment of the directors of Bradstone (Post Arrangement) described above.

Reasons for the Arrangement

The business combination among the Companies pursuant to the Arrangement Agreement was negotiated by the Companies on the basis that the shareholders of all the Companies would benefit from combining their activities for the various reasons set forth under "Recommendations of the Directors".

In determining the number of Amalco Shares to be issued in exchange for the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, the managements and boards of directors of the Companies made evaluations of the Companies based upon a consideration of relevant factors including the market value, business development, financial and other assets, liabilities, contingent liabilities and risks as applicable to each of the Companies.

The managements and boards of directors of each of the Companies also considered the information and advantages and disadvantages of the Arrangement discussed below under "Recommendation of the Directors". See also "The Arrangement  Valuation and Fairness Opinions" and the financial statements attached to this Information Circular. Each of the directors and officers of each of Bradstone, Peruvian, Glenex and Stockscape have indicated that they support the Arrangement and, subject to the conditions of closing, intend to vote their shareholdings in favour of the Arrangement.

Recommendations of the Directors

The respective boards of directors of the Companies have reviewed the terms and conditions of the proposed Arrangement and have received the Fairness Opinions provided by their respective Financial Advisors, and each has separately concluded (with the Common Parties abstaining) that the Arrangement is fair and reasonable to their respective securityholders, and in the best interests of its respective Company and recommends (with the Common Parties abstaining) that its respective securityholders vote in favour of the Arrangement Resolution and any other related resolutions proposed by the respective boards of directors as set out in the respective Notices of Meeting.

In arriving at this conclusion, each of the boards of directors of the Companies considered, among other matters:

(i) information provided by each of the Companies with respect to their financial condition, business and operations, on both an historical and prospective basis, including information in respect of each Company on a proforma consolidated basis;

(j) information provided by the others with respect to their respective businesses;

(k) the procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which fairness will be considered;

(l) the tax treatment of shareholders of the Companies under the Arrangement;

(m) the availability of rights of dissent to Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders with respect to the Arrangement; and

(n) the investment fundamentals described below.

The board of directors of Bradstone considers the following factors make the Arrangement advantageous to Bradstone Shareholders:

(a) Bradstone Class A Shareholders will own approximately 16.9% of the Amalco Class A Shares on completion of the Arrangement;

(b) Bradstone (Post Arrangement) will have approximately $28 million in net assets with significant potential tax losses available to it on completion of the Arrangement;

(c) through greater cost efficiencies of combined management and operations, there will be potential for growth and diversity, increased stability and access to potential investment opportunities;

(d) access to the financial and technical expertise of the Bradstone (Post Arrangement) new management; and

(e) Bradstone Shareholders will acquire an indirect interest in the non-monetary assets of Peruvian, Glenex and Stockscape.

The board of directors of Bradstone also identified disadvantages associated with the Arrangement including the fact that the Bradstone Shareholders will be exposed to the risk factors applicable to Peruvian, Glenex, Stockscape and Bradstone (Post Arrangement). See "Risk Factors". In addition, there may be adverse tax consequences to certain holders.

The board of directors of Bradstone recommends that the Bradstone Shareholders vote in favour of the Bradstone Arrangement Resolution. All of the directors of Bradstone intend to vote their Bradstone Shares in favour of the Bradstone Arrangement Resolution.

The board of directors of Peruvian considers the following factors make the Arrangement advantageous to Peruvian Common Shareholders:

(a) Peruvian Common Shareholders will receive approximately 9,762,000 Amalco Class A Shares, representing 40.1% of the Amalco Class A Shares outstanding following the completion of the Arrangement thereby acquiring an interest in the business carried on by the Companies;

(b) Bradstone (Post Arrangement) will have approximately $28 million in net assets with significant potential tax losses available to it on completion of the Arrangement;

(c) through greater cost efficiencies of combined management and operations, there will be potential for growth and diversity, increased stability and access to potential investment opportunities;

(d) access to the financial and technical expertise of the Bradstone (Post Arrangement) new management; and

(e) Peruvian Common Shareholders will retain an indirect interest in the non-monetary assets of the Companies.

The board of directors of Peruvian also identified disadvantages associated with the Arrangement including the fact that the Peruvian Common Shareholders will be exposed to the risk factors applicable to Bradstone, Glenex, Stockscape and Bradstone (Post Arrangement). See "Risk Factors" below. In addition, there may be adverse tax consequences to certain holders.

The board of directors of Peruvian recommends that the Peruvian Common Shareholders vote in favour of the Arrangement Resolution. All of the directors of Peruvian intend to vote their Peruvian Common Shares in favour of the Peruvian Arrangement Resolution.

The board of directors of Glenex considers the following factors make the Arrangement advantageous to Glenex Common Shareholders:

(a) Glenex Common Shareholders will receive approximately 4,124,000 Amalco Class A Shares, representing 16.9% of the Amalco Class A Shares outstanding following the completion of the Arrangement thereby acquiring an interest in the business carried on by Bradstone;

(b) Bradstone (Post Arrangement) will have approximately $28 million in net assets with significant potential tax losses available to it on completion of the Arrangement;

(c) through greater cost efficiencies of combined management and operations, there will be potential for growth and diversity, increased stability and access to potential investment opportunities;

(d) access to the financial and technical expertise of the Bradstone (Post Arrangement) new management; and

(e) Glenex Common Shareholders will have an indirect interest in the non-monetary assets of the Companies.

The board of directors of Glenex also identified disadvantages associated with the Arrangement including the fact that the Glenex Common Shareholders will be exposed to the risk factors applicable to Bradstone, Peruvian, Stockscape and Bradstone (Post Arrangement). See "Risk Factors" below. In addition, there may be adverse tax consequences to certain holders.

The board of directors of Glenex recommends that the Glenex Common Shareholders vote in favour of the Glenex Arrangement Resolution. All of the directors of Glenex intend to vote their Glenex Common Shares in favour of the Glenex Arrangement Resolution.

The board of directors of Stockscape considers the following factors make the Arrangement advantageous to Stockscape Common Shareholders:

(a) Stockscape Common Shareholders will receive approximately 6,368,000 Amalco Class A Shares, representing 26.1% of the Amalco Class A Shares outstanding following completion of the Arrangement thereby acquiring an interest in the business carried on by the Companies;

(b) Bradstone (Post Arrangement) will have approximately $28 million in net assets with significant potential tax losses available to it on completion of the Arrangement;

(c) through greater cost efficiencies of combined management and operations, there will be potential for growth and diversity, increased stability and access to potential investment opportunities;

(d) access to the financial and technical expertise of the Bradstone (Post Arrangement) new management; and

(e) Stockscape Common Shareholders will have an indirect interest in the non-monetary assets of the Companies.

The board of directors also identified disadvantages associated with the Arrangement including the fact that the Stockscape Common Shareholders will be exposed to the risk factors applicable to Bradstone, Peruvian, Glenex and Bradstone (Post Arrangement). See "Risk Factors" below. In addition, there may be adverse tax consequences to certain holders.

The board of directors of Stockscape recommends that the shareholders of Stockscape vote in favour of the Stockscape Arrangement Resolution. All of the directors of Stockscape intend to vote their Stockscape Common Shares in favour of the Stockscape Arrangement Resolution.

Risk Factors

Bradstone, Peruvian, Glenex and Stockscape should all be considered as highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Securityholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them under this Information Circular. In addition to the other information presented in this Information Circular (without limitation, see also "Bradstone Equity Partners, Inc. - Risk Factors"; "Peruvian Gold Limited - Risk Factors", "Glenex Industries Inc. - Risk Factors", "Stockscape.com Technologies Inc. - Risk Factors" and "Bradstone (Post Arrangement)  Risk Factors"), the following risk factors should be given special consideration;

6. There is no assurance that the Arrangement can be completed as proposed or without Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and/or Stockscape Common Shareholders exercising their dissent rights in respect of a substantial number of shares.

7. If the Arrangement is completed, then the risks associated with an investment in the Companies are directly related to the risks associated with the Bradstone (Post Arrangement) business and any risks that are assumed by Bradstone (Post Arrangement) as a result of the Arrangement.

8. There is no assurance that the business of Bradstone (Post Arrangement) will be successful.

Effects of the Arrangement on Shareholders' Rights

On completion of the Continuance, Bradstone will be a British Columbia company and will be governed by the Company Act and by the proposed Memorandum and Articles. As a result of the Arrangement, all Bradstone Securityholders, Peruvian Securityholders, Glenex Securityholders and Stockscape Securityholders will become Amalco Securityholders. As a result, Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders (other than those who exercise dissent rights in connection with the Arrangement) will continue to be shareholders in a British Columbia company governed by the Company Act and Amalco's constating documents.

The proposed Memorandum and Articles of Bradstone and Amalco (which will be essentially the same for Bradstone and Amalco) will be available for inspection as provided herein.

Conduct of Meetings and Other Approvals

Shareholder and Court Approval of the Arrangement

The Bradstone Shareholders at the Bradstone Meeting will be asked to consider and, if thought advisable, adopt the Continuance Resolution and the Bradstone Arrangement Resolution. The Continuance Resolution must be approved by a Special Resolution (under the Alberta Act being not less than two thirds of the votes cast by the shareholders present at the Bradstone Meeting) and the Bradstone Arrangement Resolution must be approved by a Special Resolution (under the Company Act being not less than three quarters of the votes cast by the shareholders present at the Bradstone Meeting). The Peruvian Common Shareholders at the Peruvian Meeting, the Glenex Common Shareholders at the Glenex Meeting and the Stockscape Common Shareholders at the Stockscape Meeting will be asked to consider and, if thought advisable, adopt the Arrangement Resolutions. The Arrangement Resolutions must be approved by a Special Resolution (being not less than three quarters of the votes cast by the shareholders present at the meeting) other than votes cast by (a) affiliates of Bradstone, Peruvian, Glenex and Stockscape (b) a shareholder who will, as a consequence of the Arrangement be entitled to consideration for each share greater than that available to other holders of affected shares of the same class, and (c) a shareholder who alone or in combination with others effectively controls Bradstone, Peruvian, Glenex and Stockscape, as applicable and who, prior to receiving notice of the Meeting, entered into or has agreed to enter into an understanding to support the Arrangement. To the best of the knowledge of Bradstone, Peruvian, Glenex and Stockscape, there are no shareholders whose vote will be so excluded. However, certain Peruvian Shareholders will not be entitled to vote in respect of the Peruvian Arrangement Resolution as set out under "Related Party Rules".

Under the Company Act, the Companies are required to obtain the approval of the Court to the calling of the Bradstone, Peruvian, Glenex and Stockscape Meetings and to the Arrangement. On May 17, 2002, prior to mailing of the material in respect of the Meetings, the Companies obtained an Interim Order providing for the calling and holding of the said Meetings and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order are attached as Schedules "K" and "L", respectively, to this Information Circular. As set out in the Notice of Application, the Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m., Vancouver time, on June 26, 2002, following the said Meetings or as soon thereafter as counsel for the Companies may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the respective Meetings. Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, shareholders and creditors of Bradstone, Peruvian, Glenex and Stockscape who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the Company Act, the Companies have been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective and the Court will be informed prior to the hearing that if such approval is obtained, this will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act with respect to, among other things, Amalco Shares to be distributed pursuant to the Arrangement as described below under "Securities Laws Considerations - U.S. Securities Laws".

Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon Bradstone, Peruvian, Glenex and Stockscape at their respective addresses for service set out in the Notice of Application attached as Schedule "L" to this Information Circular, on or before 12:00 p.m., Vancouver time, on June 20, 2002, a notice of his, her or its intention to appear ("Appearance Notice"), including their address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to:
Bradstone Equity Partners, Inc. c/o 10th Floor - 595 Howe Street Vancouver, British Columbia, V6C 2T5 Attention: Kenneth W. Ball Fax: (604) 687-8772 E-mail: kball@dumoulinblack.com	Peruvian Gold Limited c/o 10th Floor 595 Howe Street Vancouver, British Columbia, V6C 2T5 Attention: Kenneth W. Ball Fax: (604) 687-8772 E-mail: kball@dumoulinblack.com
Glenex Industries Inc.. c/o 10th Floor - 595 Howe Street Vancouver, British Columbia, V6C 2T5 Attention: Kenneth W. Ball Fax: (604) 687-8772 E-mail: kball@dumoulinblack.com	Stockscape.com Technologies Inc. c/o 10th Floor 595 Howe Street Vancouver, British Columbia, V6C 2T5 Attention: Kenneth W. Ball Fax: (604) 687-8772 E-mail: kball@dumoulinblack.com

Regulatory Approvals

If the Arrangement Resolution is approved by the requisite majority of Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders, final regulatory approval must be obtained for all the transactions contemplated by the Arrangement before the Arrangement may proceed.

The Bradstone Class A Shares and the Bradstone Class B Shares are currently listed for trading on the TSX. The Peruvian Common Shares and Glenex Common Shares are currently listed for trading on the TSX Venture. The Stockscape Common Shares are currently quoted on the OTCBB. Bradstone is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Ontario. Peruvian is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario. Glenex is a reporting issuer in British Columbia and Alberta. Stockscape is a reporting issuer in British Columbia, Alberta and Ontario. Peruvian, Glenex and Stockscape are also subject to the information requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission in accordance therewith.

Bradstone must obtain approval from the TSX for the following:

(9) the Continuance, the Arrangement and the listing of the Amalco Shares to be issued pursuant to the Arrangement; and

(10) the other contemplated corporate changes to Bradstone, such as the adoption of constating documents and adoption of the Bradstone 2002 Stock Option Plan (see "Bradstone Annual General Meeting and Other Matters - Bradstone Continuance  Change in Authorized Capital  and Change in Constating Documents" and "Approval of Option Resolution").

Each of Peruvian and Glenex must obtain the approval of the TSX Venture for the Arrangement. Stockscape does not need approval from the NASD or OTCBB for the Arrangement but Bradstone (Post Arrangement) will need the NASD's approval for its shares to be quoted on the OTCBB.

Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders should be aware that the foregoing approvals have not yet been given by the regulatory authorities referred to above. The Companies cannot provide any assurances that such approvals will be obtained.

Related Party Rules

When the terms of the Arrangement were negotiated and the Arrangement Agreement was entered into, Bradstone owned 4,552,500 Peruvian Common Shares representing approximately 27.18% of the outstanding Peruvian Common Shares. Due to that relationship, the Arrangement between Bradstone and Peruvian may be considered to be, at such times, a "Related Party Transaction", as such term is defined under OSC Rule 61-501 (the "Related Party Rules") and Bradstone and Peruvian may be considered to be at such times "Related Parties" as defined under the Related Party Rules. Bradstone has since sold all of its Peruvian Common Shares and the Arrangement could be considered no longer a Related Party Transaction. However, Bradstone and Peruvian have agreed to comply, to the extent practicable, with the Related Party Rules in connection with the Arrangement.

Accordingly, Peruvian and Bradstone have undertaken a number of steps to ensure that all Bradstone and Peruvian securityholders are treated in a manner that is fair. As noted above, Bradstone sold all of its Peruvian Common Shares in April. An independent committee of Peruvian has been established to review the Arrangement and make its report to the Peruvian Board of Directors. See "Independent Committee" herein. W. David Black, Robert G. Atkinson and Gordon D. Ewart, directors of both Peruvian and Bradstone, are acting exclusively as directors of Bradstone in approving the Arrangement and have abstained from voting as directors and will abstain from voting as shareholders of Peruvian in respect of this Arrangement. Bradstone and Peruvian are complying with the disclosure requirements of the Related Party Rules. To comply with the requirements for formal valuations, the board of directors of Bradstone has retained Stephen W. Semeniuk ("Semeniuk") as its financial advisor and the independent committee of Peruvian has retained Ross Glanville ("Glanville") as its financial advisor. See "Independent Committee" and "Valuation and Fairness Opinions".

Independent Committee

As noted under "Related Party Rules" above, Bradstone and Peruvian are, to the extent practicable, complying with the Related Party Rules. Pursuant to the Related Party Rules, the board of directors of an issuer or an independent committee of the board shall determine who will prepare a formal valuation of the related party transaction and shall supervise the preparation of the formal valuation.

The board of directors of Peruvian adopted a resolution creating, effective April 8, 2002, an independent committee (the "Peruvian Independent Committee"). Nick DeMare was selected as the sole member of the Peruvian Independent Committee as Mr. DeMare is an independent, disinterested director and subject to no actual or apparent conflict of interest with regard to the Arrangement. The remaining directors of Peruvian, being W. David Black, Robert G. Atkinson and Gordon D. Ewart are all directors of Bradstone. In addition, Messrs. Black, Atkinson and Ewart are shareholders of both Peruvian and Bradstone. Further, Messrs, Atkinson and Ewart are directors, officers and controlling Shareholders of A&E, which holds approximately 45.3% of the total votes of the Bradstone Class A Shares and the Bradstone Class B Shares. As such, none of the remaining directors is considered to be "independent" by virtue of their relationships with Bradstone and Peruvian.

The Peruvian Independent Committee's mandate was, inter alia, to engage and instruct an appropriate financial advisor to prepare a fairness opinion and valuation in respect of the Arrangement and to supervise the preparation of the fairness opinion and valuation. The Peruvian Independent Committee retained Glanville as its financial advisor. See "Valuation and Fairness Opinions" below.

The board of directors of Bradstone, however, has determined that it was in the best interests of Bradstone not to adopt a resolution creating an independent committee to review the Arrangement for the following reasons:

1. Messrs. Black, Atkinson and Ewart are all directors of Peruvian and Bradstone. In addition, Robert G. Atkinson is President and CEO of Peruvian and Messrs. Black, Atkinson and Ewart are holders of shares of both Bradstone and Peruvian. The respective interests of these three directors in both Bradstone and Peruvian were immediately disclosed upon the commencement of negotiations leading up to the Arrangement. These directors thenceforth acted solely in their capacities as directors of Bradstone and abstained from any and all involvement in the Arrangement in their capacities as directors or officers of Peruvian, as the case may be, other than the appointment of the Peruvian Independent Committee. In addition Messrs. Black, Atkinson and Ewart will abstain from voting any of the Peruvian Shares they hold at the Peruvian Meeting.

2. As none of the directors of Bradstone is "independent", in order to create an independent committee to review the Arrangement on behalf of the directors of Bradstone, an additional director of Bradstone would have to be appointed. In light of the abstention of Messrs. Black, Atkinson and Ewart from any involvement as directors, officers and shareholders of Peruvian with regard to the Arrangement, other than the appointment of the Peruvian Independent Committee, the directors of Bradstone believe that it would not be appropriate to appoint an additional director for sole task of acting as an independent director.

3. The board of directors of Peruvian has appointed the Peruvian Independent Committee to review the Arrangement on behalf of Peruvian. As noted herein, the Peruvian Independent Committee has retained Glanville to prepare a fairness opinion and valuation for Peruvian in connection with the Arrangement.

4. The board of directors of Bradstone has complied with the Related Party Rules by engaging and instructing, Semeniuk, an independent third party, to prepare a fairness opinion and valuation for Bradstone in connection with the Arrangement.

Valuation and Fairness Opinions

General

As noted above, the Board of Directors of Bradstone and the Peruvian Independent Committee retained financial advisors in respect of the Arrangement. Each of the Boards of Directors of Glenex and Stockscape required a financial advisor to provide a fairness opinion on the proposed Arrangement to determine the fairness of the terms of the Arrangement from a financial point of view to their shareholders. As the facts relating to Bradstone, Glenex and Stockscape and the Arrangement are similar in many respects, it was determined that Semeniuk would also be the financial advisor for Bradstone, Glenex and Stockscape and would provide separate valuations of each of Bradstone, Glenex and Stockscape. A separate financial advisor was retained for Peruvian in light of the Related Party Rules issues.

The Financial Advisors have provided their advice and opinion to each of the boards of directors of Bradstone, Peruvian, Glenex and Stockscape. The following opinions (collectively the "Opinions") have been prepared: Bradstone Equity Partners, Inc. - Valuation and Fairness Opinion dated as of April 23, 2002 (the "Bradstone Opinion"), the Glenex Industries Inc.  Fairness Opinion (the "Glenex Opinion") dated as of April 23, 2002 and the Stockscape.com Technologies Inc. - Fairness Opinion dated as of April 23, 2002 (the "Stockscape Opinion") prepared by Semeniuk and the Peruvian Gold Limited - Valuation and Fairness Opinion dated as of April 12, 2002 (the "Peruvian Opinion") prepared by Glanville.

The Companies have each agreed to pay the Financial Advisors a fee for providing their respective Opinions. The fees payable to the Financial Advisors do not depend on the conclusions reached in the Opinions.

The Financial Advisors are not insiders, associates or affiliated with the Companies. The Financial Advisors have not acted as advisors to the Companies or their respective affiliates in connection with the Arrangement and have not prepared previous evaluations of any of the Companies. In April 2001, Semeniuk was engaged by Bradstone to prepare a valuation of One Financial Network, Inc., a company in which Bradstone effectively held a 36.1% interest and which was subsequently acquired by BrokerageAmerica Inc., a wholly owned subsidiary of Andrew Garrett, Inc. There are no understandings, commitments or agreements between the Financial Advisors and the Companies that are parties to the Arrangement or their respective predecessor and subsidiary Companies and affiliates with respect to future business dealings. The Financial Advisors may in the future in the ordinary course of business perform financial advisory services to a broad spectrum of corporate clients, and perform financial and research services for Companies referred to in the Opinions. The Boards of Directors of Bradstone, Glenex and Stockscape and the Peruvian Independent Committee have determined the Financial Advisors to be qualified and independent.

Summaries of the Opinions are provided below. The summaries are qualified in their entirety by the full text of the Opinions. The analyses conducted by the Financial Advisors, as described in the Fairness Opinions, must be considered as a whole and that to focus on specific portions of each analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Opinions. Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders, especially minority shareholders, are urged to read the Opinions for Companies in which they hold shares. The Opinions will be posted on the Bradstone website, www.bradstoneequity.com, on the SEDAR website and a copy may be obtained by a shareholder, free of charge, by requesting same in the same manner as for material contracts. See "Bradstone Equity Partners, Inc.  Material Contracts", "Peruvian Gold Limited  Material Contracts", "Glenex Industries Inc.  Material Contracts" and "Stockscape.com Technologies Inc.  Material Contracts".

Opinions relating to Bradstone, Glenex and Stockscape

The following analyses are summarized from the Bradstone Opinion, the Glenex Opinion and the Stockscape Opinion. All dollar amounts that follow are expressed in Canadian funds. Conversion of U.S. funds to Canadian was at the rate U.S.$0.62 = Cdn$1.00.

(a) Scope of the Review

In preparing the Bradstone Opinion, Glenex Opinion and Stockscape Opinion, Semeniuk relied on information provided by the respective management groups of Bradstone, Peruvian, Glenex and Stockscape and made reference to publicly available information with regard to the Companies that are parties to the Arrangement as well to the public companies in which the Companies hold significant interests.

Semeniuk reviewed the Companies' filings available on SEDAR and of those companies in which Bradstone, Glenex and Stockscape hold financial interests. Trading data on the Companies mentioned in this report is available on the Canada Stockwatch and Yahoo Finance websites.

In the course of this engagement Semeniuk held a number of discussions with management of the Companies and the Companies' legal advisors. Semeniuk had access to all information requested from the Companies and no suggestions were requested of or offered by the Companies as to the approach or methodology used in the preparation of this fairness opinion.

(b) Considerations as to Fairness

In reviewing financial statements of the Companies, Semeniuk observed that all the Companies are incurring losses. Semeniuk also considered that each of the Companies to various degrees is carrying on similar merchant banking type banking activities. Consequently, the Arrangement will allow the Companies to pool their largely liquid assets in one company and to collectively reduce their administrative and listing maintenance costs and to seek new business opportunities.

In assessing the fairness of the Arrangement, Semeniuk analyzed, reviewed and evaluated numerous factors. However, the following considerations were given the most weighting:

11. The recent volume and trading ranges of the Companies' shares.

12. Net asset values ("NAVs") of the Companies.

13. The exchange ratios suggested by the Companies' share trading prices.

14. The exchange ratios suggested by the Companies' NAV's.

15. The ownership and voting dilution implications inherent in the Arrangement.

16. The proposed distribution of shares under the Arrangement.

17. The improved trading liquidity for buying and selling shares in a larger company.

Semeniuk considered that the proposed Arrangement involving the Companies, will create a single company with significant cash resources and a significant investment portfolio and will also permit the Companies collectively to realize savings in administrative and maintenance costs and to seek new business opportunities available to larger pools of capital.

(c) Recent Trading Ranges and Volumes of the Companies' Shares

Semeniuk summarised the monthly low and high trading prices and volumes of the Companies' shares for the January to March periods as shown below. The estimated value of trading is based on actual monthly trading volumes and mid range prices. Generally, in the first quarter of 2002, trading volumes and estimated aggregate trading values of Bradstone and Peruvian shares on an individual company basis exceeded the combined activity in Glenex and Stockscape shares.

The following table summarises the trading information for the Companies for the period January 1, 2002 to March 31, 2002.
Shares	Volume	Value	Low	High
Bradstone Class A	557,667	$423,667	$0.60	$1.00
Peruvian	1,025,046	$471,135	$0.40	$0.54
Glenex	152,440	$57,363	$0.28	$0.45
Stockscape	1,292,300	$303,916	$0.145	$0.371

(d) Exchange Ratios Suggested by Price Ranges of Shares

Semeniuk assumed that as the market prices of actively traded shares provide proxies as to the values of the Companies, then the ratios of the share prices of the Companies should suggest the range of share exchange ratios that should apply between the Companies. The ratios of the trading prices of the Companies' shares were calculated on monthly basis with the resulting ranges summarised as follows expressed in equivalency to each 1.0 Amalco share.
	High Range	Low Range
Peruvian to Amalco	1.96:1.0	1.49:1.0
Glenex to Amalco	2.86:1.0	1.58:1.0
Stockscape to Amalco	4.17:1.0	2.70:1.0

The exchange ratios shown above encompass the widest range of stock price values applicable to the combination of each one of the Companies as they are based on the monthly high and low trading prices of the Companies' shares. As is more fully explained in the Bradstone Opinion, Glenex Opinion and Stockscape Opinion, in some cases the range of exchange ratios was derived by using only the high or low trading prices of the shares over the three month period month.

Consequently, the proposed exchange ratios under the Arrangement of 1.7156 Peruvian Shares, 2.2680 Glenex Shares and 4.1387 Stockscape Shares respectively for each 1.0 Amalco Class A Share all fall within the ranges of exchange ratios suggested by the trading prices of the Companies' shares in the January to March period.

(e) Net Asset Values of the Companies

Semeniuk's calculations of the NAVs of the Companies are provided in the table below. For supporting calculations shareholders should refer to the body and exhibits included in the Bradstone, Glenex and Stockscape Opinions. The calculated per share figures are based on the Companies' December 31, 2001 balance sheet items with adjustments as required.
NAVs per share
Bradstone	$0.998
Peruvian	$0.588
Glenex	$0.426
Stockscape	$0.242

(f) Exchange Ratios Suggested by NAVs

The exchange ratios as calculated by Semeniuk, as suggested by the NAVs of Peruvian, Glenex and Stockscape relative to the net asset value of Bradstone Shares, are listed below. Also shown are the exchange ratios proposed by the Companies under the Arrangement. Generally, the two sets of ratios are similar and are within the range of exchange ratios suggested by the January to March, 2002 trading ranges of the Companies' shares.
	Exchange Ratios Based on NAVs	Exchange Ratios as Proposed
Peruvian to Amalco	1.6939:1.0	1.7156:1.0
Glenex to Amalco	2.3380:1.0	2.2680:1.0
Stockscape to Amalco	4.1157:1.0	4.1387:1.0

(g) Distribution of Shares Under the Arrangement

According to the Arrangement terms, a total of up to 20,254,762 Amalco Class A Shares will be issued for the Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares. Semeniuk has shown that the aggregate number of Amalco Class A Shares that will be issued for the Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares essentially mirrors the percentage distribution of shares with the attribution of NAVs for Peruvian, Glenex and Stockscape.
	Shares		NAVs ($ 000,000)
Peruvian	9,761,871	48.2%	$9.847	48.7%
Glenex	4,124,422	20.4%	$3.983	19.7%
Stockscape	6,368,469	31.4%	$6.382	31.6%
Total	20,254,762	100.0%	$20.212	100.0%

When viewed in this manner the aggregate number of Amalco Class A Shares that are to be exchanged for the shares of Peruvian, Glenex and Stockscape falls in line with the relative NAVs of the Companies. The relative valuations of the Companies in turn are reflected in the trading ranges of the Companies' shares. This is not unexpected as, for the most part, the Companies' assets consist of relatively liquid assets.

The total value of the consideration in Amalco Class A Shares to be issued to the shareholders of Peruvian, Glenex and Stockscape is essentially the same as the combined NAV of Peruvian, Glenex and Stockscape. Bradstone's NAV was calculated as $0.998 per Class A Share. As discussed in the Bradstone, Glenex and Stockscape Opinions, this values the consideration under the Arrangement, that is 20,254,762 Amalco Class A Shares, at $20.21 million. The latter is essentially the same rounded value as the combined NAVs of Peruvian, Glenex and Stockscape, being $20.21 million.

(h) Position of Minority Shareholders in Bradstone

After the Arrangement, the number of Amalco Class A Shares will increase to 24,364,452 which represents an increase of 20,254,762 from the original number of Bradstone Class A Shares. The 20,254,762 Amalco Class A Shares to be issued to Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders will represent 71.2% of Amalco's equity (Amalco Class A Shares and Class B Shares) and 45.3% of total votes available under Amalco's capital structure (Amalco Class A Shares and Class B Shares). The number of Amalco Class B Shares outstanding will not change from the number of Bradstone Class B Shares. Minority shareholders of Peruvian, Glenex and Stockscape will continue as minority shareholders of Bradstone. Peruvian Common Shareholders will receive 9,761,871 Amalco Class A Shares which will represent 34.3 % of the Amalco Shares and 21.8% of the voting rights. Glenex Common shareholders will receive 4,124,422 Amalco Class A Shares, which will represent 14.5% of the Amalco Shares and 9.2% of the voting rights. Stockscape Common Shareholders will receive 6,368,469 Amalco Class A Shares which will represent 22.4% of the Amalco Shares and 14.3% of the voting rights.

(i) Tax Losses Carried Forward by the Companies

Bradstone has $10.6 million in non-capital losses available to reduce taxable income in future years. Of this amount approximately $8.4 million will expire by 2004. Bradstone also has net capital losses of approximately $15.1 million, which can be carried forward indefinitely. Peruvian, Glenex and Stockscape also have losses that can be applied in future years. Due to the nature of Bradstone's business activities which frequently involve financial dealings with start-up and emerging companies, the future realisation of income tax benefits related to past losses is uncertain. Consequently, Semeniuk elected to assign no values to such uncertain speculative benefits as they may expire or never be applied.

(j) Improved Liquidity for Minority Shareholders

Semeniuk estimated that in the three month period ending on March 31, 2002 the total combined estimated value of trading in Bradstone Class A Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares amounted to approximately $1.26 million. By individual company, the range of trading values for the quarter range from approximately $57,363 in terms of Glenex Common Shares to $471,135 as the approximate value of Peruvian Common Shares traded.

If the Arrangement is approved by the respective shareholders of the Companies, it will provide those shareholders with improved trading liquidity for their shares, that is in adding to or reducing the number of shares held. The reasons are at least threefold. Firstly, larger companies have a greater market following than smaller companies. Secondly, generally, the aggregate dollar volume of trading in the shares of the Bradstone (Post Arrangement) should exceed the combined dollar volume of individual Companies prior to the Arrangement. Thirdly, both classes of Bradstone shares are listed on the TSX whereas the shares of Peruvian, Glenex and Stockscape are listed on junior markets thereby excluding them from consideration by some institutional investors.

Valuation and Fairness Conclusions Regarding Bradstone

Valuation Process - Definition of Value

In the opinion of Semeniuk, normally, the definition of value that applies for the purposes of a valuation report or fairness opinion is 'Fair Market Value'. By definition, this concept of value is the highest price obtainable, expressed in terms of money, in an open and unrestricted market between knowledgeable, prudent and willing parties, dealing at arm's length, who are fully informed and under no compulsion to transact.

Based on his experience, Semeniuk believes issue of fairness is usually based on the values that can be attributed to the ownership rights of shareholders. On a post Arrangement basis, the pro rata values attributed to shareholders should equal or exceed prior conditions.

Observations

In the Bradstone Opinion, Semeniuk observed that the exchange ratios between Amalco and each of Bradstone, Peruvian, Glenex and Stockscape in terms of Amalco Shares were determined through negotiations amongst the Companies. The exchange ratios agreed to by the Companies fall within the ranges of exchange ratios as suggested by the trading ranges of the respective shares in the first quarter of 2002.

In addition, the exchange ratios agreed to by the Companies result in the allocation of Amalco Class A Shares amongst the Companies that closely mirrors Semeniuk's calculated NAVs for each of the Companies. As the assets of the Companies are relatively liquid and in some cases consist predominantly of marketable securities, it is not unexpected that the Companies would have placed greater reliance on the values of the Companies' assets rather than stock market trading values.

From the perspective of Bradstone, the total value of the consideration in Amalco Class A Shares to be issued to the shareholders of the Peruvian, Glenex and Stockscape is essentially the same as the combined NAVs of Peruvian, Glenex and Stockscape. That is, the combined NAV of Peruvian, Glenex and Stockscape was calculated as approximately $20.21 million and the underlying NAV of the shares to be issued to the respective shareholders of Peruvian, Glenex and Stockscape was calculated as $20.21 million, which is essentially the same value after rounding.

Semeniuk also observed that when considered in terms of the combined NAVs of the Companies, Amalco will increase in size by a factor of approximately 3.5 times, that is, from approximately $8.2 million to about $28.4 million (an increase of $20.2 million). At the same time Amalco's 'participating' shares (Amalco Class A Shares and Amalco Class B Shares) will increase by a commensurate amount, from 8,177,456 shares to 28,432,218 shares.

If any of the Companies had attempted to grow individually by means of external financing, the required issue of new equity would have had to take place at discounts to the market prices and/or the NAVs of each of the Companies' shares. Semeniuk has opined that the Arrangement likely allows the Companies to grow with the least amount of dilution to their current shareholders.

Bradstone  Semeniuk's Conclusions as to Fairness

Based on the information, observations and analyses by Semeniuk, Semeniuk concluded that the proposed exchange ratio under the Arrangement of 1.0 Amalco Share for each 1.0 Bradstone Share is fair, from a financial point of view, to Bradstone Shareholders as a whole and to the minority non-controlling shareholders of Bradstone.

Glenex - Semeniuk's Conclusions as to Fairness

Based on the information, observations and analyses by Semeniuk, Semeniuk concluded that the proposed exchange ratio under the Arrangement of 1.0 Amalco Class A Share for every 2.2680 shares of Glenex is fair, from a financial point of view, to Glenex Common Shareholders as a whole and to the minority non-controlling shareholders of Glenex.

Stockscape - Semeniuk's Conclusions as to Fairness

Based on the information, observations and analyses by Semeniuk, Semeniuk concluded that the proposed exchange ratio under the Arrangement of 1.0 Amalco Class Share for every 4.1387 shares of Stockscape is fair, from a financial point of view, to Stockscape Common Shareholders as a whole and to the minority non-controlling shareholders of Stockscape.

Opinion Relating to Peruvian

The Peruvian Opinion was prepared by Ross Glanville, one of the Financial Advisors. The following is a summary of the Peruvian Opinion which, as noted above is qualified in its entirety by the full text of the Peruvian Opinion. See above under "Valuation and Fairness Opinions  General". All references to dollars in the Peruvian Opinion are in Canadian dollars unless otherwise indicated.

Scope of Review

In order to prepare the Peruvian Opinion, Glanville had discussions with management and directors of Bradstone and Peruvian, their legal counsel and auditors. Glanville reviewed publicly available information for Bradstone, Peruvian, and the public companies in which Bradstone and Peruvian hold financial interests, reviewed trading data from Canada Stockwatch, Yahoo, CIBC Wood Gundy, and other sources, the Arrangement Agreement, this Information Circular, relevant property reports and carried out such other reviews, calculations, analyses, research and investigations deemed appropriate.

Assets/Liabilities of Peruvian

Glanville has reviewed and assessed the assets and liabilities, as follows:

1. As at December 31, 2001, the cash position of Peruvian was $6,766,000. This is expected to be approximately the same level now, as interest income since then would have approximately offset ongoing expenses.

2. The short term investments of Peruvian consist of the following (with the share trading prices as at April 10, 2002):
Company	Shares	Price Per Share	Market Values
Prime West Energy Trust	75,000	$9.35	$701,000
Enerplus Energy Trust	20,000	$25.90	$518,000
Pengrowth Energy Trust	25,000	$16.01	$400,000
AEC Energy Trust	25,000	$12.40	$310,000
Boundary Creek Resources	509,500	$1.75	$892,000
Hilton Petroleum	100,000	$0.30	$30,000
Total Value			$2,851,000

3. Peruvian wrote down the carrying cost of the Lara mineral property by $533,000 to $600,000 in the financial statements for the year to December 31, 1999. Glanville is of the opinion that the value of the Lara property today would be approximately $500,000, based on a review of past expenditures, an analysis of results to date, a review of the scoping study, consideration of the present market for comparable copper properties, and the current financial and equity markets for exploration and mining companies.

4. A $350,000 loan (at an interest rate of prime plus 4% per annum) to Nikos Exploration Ltd. ("Nikos"), a TSX Venture-listed company, was assigned to three parties ("Parties"). The loan, secured by promissory notes, is to be repaid on the earlier of the completion of a business reorganization to be completed by Nikos, or May 31, 2002. In the event that Nikos does not complete its reorganization by May 31, 2002, the promissory notes may be satisfied by a re-assignment by the Parties of the loan plus accrued interest. In addition, if Nikos completes its reorganization but does not satisfy the Tier 2 maintenance requirements of the TSX Venture, the Parties could satisfy the promissory note in full by delivering to Peruvian shares of Nikos which would be received by the Parties as part of the reorganization of Nikos. The Parties have also granted Peruvian options to purchase 349,998 shares of Nikos at an exercise price of $0.35 per share on or before February 7, 2004. During the year ended December 31, 2001, Peruvian recorded $33,008 interest income, which has been included as part of the total $383,008 loans receivable.

Peruvian expects to either collect the loan receivable or an equivalent value in Nikos shares (however, if shares are received, the ultimate realization on sale could be different from the $383,008 loan receivable). Since the options are presently not "in-the-money", they have not been assigned any material value (and any such value has been assumed to offset any net amount received less than $383,008). Thus, for valuation purposes, Glanville has included the loan receivable at its full value (which, with accrued interest, would be approximately $390,000 as of the end of March, 2002).

5. The total of $233,000 of accounts receivable plus prepaids is considered to be fully collectible; and, as a result, has been added to the net asset value of Peruvian.

6. The capital assets of Peruvian consist of buildings and equipment in Peru, with a combined depreciated book value of $454,796 as at December 31, 2001. In addition, the depreciated book value of office furniture and equipment is $20,233. Based on discussions with the management of Peruvian, it is believed that the total fair market value of all of the capital assets is approximately $300,000.

7. Accounts payable and accrued liabilities have been incorporated at the book value of $29,164 as at December 31,2001.

8. Peruvian has substantial income tax pools that might be utilized at some time in the future to reduce income taxes that might otherwise by payable. However, some of the pools may be restricted as to their writeoff allowances due to the proposed Arrangement. Although the timing and utilization of some or all of the foregoing tax pools are uncertain, Glanville has incorporated a value of about 5% of the total tax pools, or about $300,000.

9. There are 696,000 options, with an exercise price of $0.45 per share (as well as 295,000 with an exercise price of $0.70 per share), that expire April 12, 2004. Based on the recent trading price of Peruvian, the $0.45 options are "in-the-money" (in addition, the exercise price is less than the calculated net asset value per share), so they have been assumed to be exercised, thus generating $313,000. The additional 696,000 shares that would be issued upon exercise have been added to the existing shares outstanding for the calculation of the net asset value per share.

10. The value of a TSX Venture listing is approximately $200,000. This value is a reflection of the time, costs, and risks for a company to get a listing on the TSX Venture.

11. Peruvian has provided a guarantee to a financial institution for obligations and liabilities of A&E for an amount which is currently U.S.$2.4 million. A&E has provided, as security for the guarantee, certain marketable securities and an assignment of an unregistered mortgage. A&E agreed to pay a fee of US $10,000 per month for each month that the guarantee is outstanding. During the year ended December 31, 2001, Peruvian recorded a fee of Cdn $185,862, all of which remained outstanding and was included in accounts receivable at December 31, 2001.

According to the management of Peruvian, "Peruvian is first in line on a mortgage on the third phase of a real estate project in North Carolina". An independent assessment by Stone & Associates (of North Carolina) valued each of the 170 lots between US $70,000 and US $80,000. Based on the foregoing, and discussions with management of Peruvian, it is believed that no deduction from (or increase in) the value of Peruvian is warranted.

The NAV, and NAV per share of Peruvian, are summarized below:
Cash	$6,776,000
Short Term Investments	$2,851,000
Lara Mineral Property	$500,000
Loan Receivable	$390,000
Accounts Receivable & Prepaids	$233,000
Capital Assets	$300,000
Accounts Payable & Accrued Liabilities	($29,000)
Income Tax Pools	$300,000
Options	$313,000
TSX Venture Listing	$200,000
Total Net Asset Value	$11,834,000
Shares (16,747,466 plus 696,000)	17,443,466
NAV Per Share	$0.68

The share trading history of Peruvian over the past year has generally been in the range of $0.40 to $0.60, with the last trade on April 10, 2002 being $0.55 per share. The yearly high and low trading prices were $0.63 and $0.32, respectively.

Assets/Liabilities of Bradstone

Glanville has reviewed and assessed the assets and liabilities, as follows:

1. The cash position of Bradstone as at December 31, 2001, was $77,000. Due to ongoing expenditures since then, the present cash position is estimated to be approximately $10,000.

2. Bradstone owns shares of a number of publicly-traded companies, with all except Xin Net being traded on the TSX Venture (Xin Net is traded OTCBB). The individual companies, the number of shares held by Bradstone, the recent trading prices (April 10, 2002 closing prices, except for Peruvian) and the market values are summarized in the following table. Note that the $0.52 price per share for Peruvian is based on the expected sale price of the 4,552,000 shares.
Company	Shares Held	Trading Price	Net Asset Values

Peruvian Gold	4,552,000	$0.52	$2,367,000
Spur Ventures	1,838,600	$0.65	$1,195,000
A&E Capital	1,500,000	$0.04	$60,000
Boundary Creek	78,000	$1.65	$129,000
WaterSave Logic	1,104,000	$0.07	$77,000
International Barytek	102,000	$0.21	$21,000
Xin Net	200,000	$0.50	$100,000
Total Value Of Bradstone's Equity Interests In Public Companies			$3,949,000

3. Bradstone owns a 1.51% beneficial interest in BrokerageAmerica, Inc. ("BA") and a very small interest in Rent on the Dot (which has been incorporated in this fairness opinion at $100,000).

Bradstone acquired its interest in BA when BA acquired One Financial Network, Inc. ("OFN"), in which Bradstone held an effective 38.1% interest. BA is a wholly-owned subsidiary of Andrew Garret, Inc., a broker-dealer making a market in over 1,000 NASDAQ securities (with plans to more than double this number by the end of this year).

BA is the only online brokerage firm to combine commission-free online market orders with a per share rebate on every equity trade.

According to the Third Quarter Interim Report to Shareholders (for the three months ended September 30, 2001), "OFN advised Bradstone that OFN was being sold to BrokerageAmerica for US $4.0 million in a share exchange, and that Bradstone's outstanding loan balance would need to be converted, resulting in Bradstone receiving shares of BrokerageAmerica. After considerable negotiation, Bradstone will receive value exceeding US $1.25 million." If one utilized the pro-rata interest of Bradstone in OFN (38.1%), the value of Bradstone's interest would be US $1.524 million (38.1% of US $4.0 million), or Cdn $2,419,000 (at an exchange rate of one Canadian dollar equal to US $0.63).

Based on the foregoing, the expectation that BrokerageAmerica will be publicly traded in the near future (it is planning a public equity issue) as well as a review of recent acquisitions of online brokerage firms, Glanville believes that the fair market value of Bradstone's equity interest would be approximately Cdn$ 2.4 million. Thus, the total value of Bradstone's interests in private companies would be $2,500,000.

4. Bradstone had loans receivable of $1,249,000 at December 31, 2001. Based on accrued interest, the present level of loans receivable is estimated to be about $1,275,000.

5. The accounts payable by Bradstone were $218,000 as of December 31, 2001.

6. As of December 31, 2001, Bradstone had approximately $10.6 million of non-capital losses and $15.6 million in net capital losses for income tax purposes, which may be carried forward (subject to certain restrictions) and used to reduce taxable income in future years. Based on a value of 5% of the tax pools (excluding those that expire in 2002), Glanville has incorporated a value of about $1.21 million for the income tax pools.

7. The value of the TSX Listing has been estimated to be worth approximately $500,000.

The NAV, and NAV per share of Bradstone is summarized below:
Cash	$10,000
Shares of Public Companies	$3,949,000
Shares of Private Companies	$2,500,000
Loans Receivable	$1,275,000
Accounts Payable	($218,000)
Income Tax Pools	$1,200,000
TSE Listing	$500,000
Total NAV	$9,216,000
Shares Issued	8,191,456
NAV PER SHARE	$1.13

The share trading history of the Bradstone Class A Shares over the past couple of months has generally ranged from about $0.70 to $1.10 per share, with the closing price (on April 10, 2002) being $1.05. The yearly high and low were $1.65 and $0.21, respectively.

Relative Values per Bradstone Share and Peruvian Common Share

The net asset values per share, and the recent share trading prices of each of Bradstone and Peruvian have been summarized below:
	Peruvian	Bradstone
NAVs Per Share	$0.68	$1.13
Last Share Trading Prices	$0.55	$1.05

Based on the estimated net asset values per share, the indicated share exchange ratio would be about 1.66 shares of Peruvian for each 1.00 shares of Bradstone ($1.13 divided by $0.68). Utilizing the recent trading prices, the indicated share exchange ratio would be 1.91 ($1.05 divided by $0.55). It should be noted that the proposed share exchange ratio of 1.7156 shares of Peruvian for each 1.00 shares of Bradstone is bracketed by the foregoing two exchange ratios.

Fairness Considerations

Although Glanville considered, evaluated, analyzed, and reviewed many factors, the following were considered the most appropriate:

* the NAVs of each company

* the recent trading prices (and ranges of prices) and volumes of the Peruvian and Bradstone Shares

* the exchange ratio indicated by the relative share trading prices (1.91 Peruvian Shares to each 1.00 Amalco Class A Share)

* the exchange ratio indicated by the relative NAVs (1.66 Peruvian Shares for each 1.00 Amalco Class A Share)

* the proposed 1.7156 exchange ratio (Peruvian Shares for each Amalco Class A Share) being within a reasonable range of fair exchange ratios from about 1.5 to 2.0

* the expected savings in compliance (related to stock exchange listing costs) and administrative expenses (with one company, as opposed to several individual companies) as a result of the Arrangement

* the present financial positions of each company

* the ownership dilution implications of the transaction

* no holding company discounts were applied in order to be fair to the minority shareholders

* some of the existing shareholders of Bradstone propose to sell certain of their Bradstone Shares for cash (based on the current market prices) to individuals who will become insiders of Bradstone

* the Arrangement will result in Amalco having in excess of $25 million in net assets, and thereby result in a much stronger company than the separate individual companies

Fairness Opinion

Based on the foregoing considerations, as well as others as set out in the Peruvian Opinion, it is Glanville's opinion that the proposed transaction is fair, from a financial point of view, to the shareholders of Peruvian. In reaching this opinion, Glanville has concluded that the value to an existing shareholder of Peruvian after the proposed transaction would be equal to or greater than the value prior to the transaction.

Procedure for Exchange of Peruvian, Glenex and Stockscape Shares

As soon as practicable after the Effective Date, the Depository, at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, shall forward to each registered holder of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares at the address of such registered holder as it appears in the appropriate register for such shares a letter of transmittal and instructions for obtaining delivery of certificates representing the Amalco Shares to which such registered holders are entitled pursuant to the Arrangement. Former shareholders of Bradstone, Peruvian, Glenex and Stockscape may make delivery of the shares held by them by delivering the certificates representing such shares to the Depository. Such certificates shall be accompanied by a duly completed letter of transmittal together with such other documents as the Depository may require. The Amalco Shares issued to such holder shall be registered in such name or names and the certificates for the Amalco Shares issuable pursuant to the Arrangement will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depository of the required documents.

If a Bradstone Shareholder, Peruvian Common Shareholder, Glenex Common Shareholder or Stockscape Common Shareholder (other that holder who exercises dissent rights) fails to deliver and surrender to the Depository all share certificates representing such holder's Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, together with a duly executed and completed Letter of Transmittal, the certificates representing the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares to which the shareholder shall be entitled will be held by the Depository for a maximum of six years. At the expiry of the six year period, any certificate formerly representing the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares that is not deposited with the Depository shall cease to represent a right or claim of any kind or nature and the right of such holder of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares to receive Amalco Shares shall be deemed to be surrendered to Amalco together with all dividends or distributions thereon declared or held for such holder.

The foregoing information is a summary only. For full details of procedures, see Article 5 "Certificates and Documentation" of the Plan of Arrangement attached as part of Schedule "J".

Fees and Expenses

Each of Bradstone, Peruvian, Glenex and Stockscape will pay all of its own reasonable costs, fees and expenses incurred in connection with the Acquisition and Arrangement.

Effective Date of Arrangement

If (1) the Continuance occurs; (2) the Arrangement Resolution is approved by the Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders; (3) the Final Order of the Court is obtained approving the Arrangement; (4) the required TSX and TSX Venture approvals to the Continuance, the Arrangement, and the listing of the Amalco Shares on the TSX have been received, (5) every requirement of the Company Act and the Alberta Act relating to the Arrangement and of the Company Act and the Alberta Act to the Continuance have been complied with and (6) all other conditions disclosed under "Arrangement Agreement - Conditions to the Arrangement Becoming Effective" are met, the Arrangement will become effective on the Effective Date.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Arrangement Agreement. A copy of the Plan of Arrangement is attached as part of Schedule "J", and incorporated by reference in this Information Circular. See also "Arrangement Agreement" below.

Notwithstanding the approval of the Arrangement Resolutions by the Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders, the directors of the Companies may abandon the Arrangement without further approval from their respective Shareholders. If a party other than Bradstone does not participate in the Arrangement, for whatever reason, the remaining parties may agree to complete the Arrangement as set out below under "Arrangement Agreement  Deletion of a Party".

ARRANGEMENT AGREEMENT

The Arrangement, which will be carried out pursuant to the Company Act, will be effected in accordance with the Arrangement Agreement. The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Schedule "J" and available for review by shareholders, at their respective head offices as shown on the Notices of Meeting, during normal business hours prior to the Meetings.

General

The Companies entered into the Arrangement Agreement which is dated for reference as of April 5, 2002. For the purposes of this summary, the references below to the Arrangement Agreement include the Plan of Arrangement which is reproduced in full as part of Schedule "J" to this Information Circular.

In the Arrangement Agreement, each of the Companies provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Under the Arrangement Agreement, each of the Companies has agreed to seek the approval of its shareholders to the Arrangement. Under the Company Act, Bradstone (following the Continuance), Peruvian, Glenex and Stockscape must obtain the requisite approvals of their shareholders by Special Resolution. The Companies have agreed to use all reasonable commercial efforts to obtain all necessary shareholder and regulatory approvals, including the approvals of the Court, to the Arrangement.

As part of the Arrangement, Amalco will issue Amalco Shares to the holders of cancelled Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, on a pro rata basis, in accordance with their interests held in Bradstone, Peruvian, Glenex and Stockscape, as the case may be, immediately prior to the amalgamation of Bradstone, Peruvian, Glenex and Stockscape pursuant to the Arrangement. The assets and liabilities of the Companies shall be transferred to Amalco and the Accumulated Deficit of Amalco will be eliminated.

It is a condition of the Arrangement Agreement that the Amalco Shares will be listed for trading on the TSX.

Until the Effective Date, the Companies have each agreed, among other things, to conduct their respective businesses in the ordinary course, consistent with existing practice, and not to incur any obligation, expenditures or liability, other than those relating to the maintenance of their corporate existence, the Arrangement and the Meetings, except with the written consent of other parties.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Arrangement Agreement, including: (a) by unanimous agreement; (b) automatically if the Final Order has not been obtained prior to the Termination Date, unless extended by agreement by the parties; (c) by any of the parties in respect of their participation in the event of any material adverse change in any of the other companies including if notices of dissent in respect of one of the Companies in excess of 2% of the outstanding shares are outstanding (d) if the conditions precedent are not met or waived by the Termination Date; or (d) by if the requisite shareholder approvals of the Arrangement is not received at the respective Meetings.

Conditions to the Arrangement Becoming Effective

The respective obligations of the Companies to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of the Companies:

(h) the Arrangement shall have been approved and adopted at the Meetings in accordance with the Interim Order and the Arrangement shall have otherwise been approved and adopted by the requisite majorities of persons entitled or required to vote thereon as determined by the Court;

(i) the Interim Order (obtained) and Final Order shall have been obtained from the Court;

(j) the Continuance shall have been effected;

(k) the TSX and TSX Venture shall have accepted the Arrangement, the TSX shall have conditionally approved the listing thereon of the Amalco Shares to be issued or issuable pursuant to the Arrangement and the NASD shall have approved the quotation of the Amalco Shares on the OTCBB, subject to compliance with the usual requirements of the TSX and NASD;

(l) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, necessary or desirable for the completion of the transactions provided for in the Arrangement Agreement and the Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(m) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement and the Arrangement;

(n) none of the consents, orders, regulations or approvals contemplated in the Arrangement Agreement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

(o) each of Bradstone, Peruvian, Glenex and Stockscape shall have received opinions of tax counsel confirming the Canadian tax consequences of the Arrangement as described in this Information Circular (received);

(p) the issue of the Amalco Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit such Shares to be issued as fully paid and non-assessable and will be exempt from the registration requirements of the 1933 Act and the registration and prospectus requirements of applicable securities laws in each of the provinces of Canada in which registered Bradstone Securityholders, Peruvian Securityholders, Glenex Securityholders and Stockscape Securityholders are resident;

(q) dissent rights in respect of the Arrangement shall not have been exercised prior to the Effective Date by Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders representing in the aggregate 2% or more of the total number of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or Stockscape Common Shares, as the case may be, outstanding at such time;

(k) the representations and warranties of each of the other parties as set out in the Arrangement Agreement shall be true and correct on and as of the Effective Date as if they were made on and as of such date, except as affected by transactions contemplated or permitted by the said Agreement and except for any failures or breaches of representations or warranties which would not have a material adverse affect on the business, assets, financial condition or results of operations of the subject party or parties and its or their subsidiaries, if any, taken as a whole;

(l) opinions as to the fairness of the terms of the Arrangement from a financial point of view to the Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders, respectively, shall have been delivered prior to the date of mailing of this Information Circular (satisfied), and such opinions shall be with content and in form acceptable to the boards of directors of each of Bradstone, Peruvian, Glenex and Stockscape and shall not have been withdrawn prior to the Effective Date;

(m) the number of directors of Bradstone shall have been increased to seven (7) comprised of Robert G. Atkinson, Gordon D. Ewart, A. Murray Sinclair, Brian E. Bayley, Andrew F.B. Milligan, John J. Fleming, and Edward L. Mercaldo;

(n) Bradstone shall have sold on or prior to the Effective Date all or substantially all of its holdings of Peruvian Common Shares to a bona fide third party purchaser for the most favourable sale proceeds achievable at the time of sale (satisfied);

(o) the Arrangement shall have been approved by the board of directors of Bradstone, Peruvian, Glenex and Stockscape (satisfied);

(p) each of A. Murray Sinclair, Brian E. Bayley, Gordon D. Ewart and Robert G. Atkinson shall have agreed to enter into satisfactory employment or consulting agreements on completion of the Arrangement with Amalco on terms and conditions satisfactory to each of the parties hereto, acting reasonably;

(q) the management agreement between A&E and Bradstone shall have been terminated on terms satisfactory to all the parties hereto, acting reasonably; and

(r) the Arrangement Agreement shall not have been previously terminated.

The obligation of each party to complete the Arrangement is subject to the further condition that the covenants of the other parties shall have been duly performed and that the representations and warranties of the other parties are true and correct in all material respects as at the Effective Date.

BREAK FEE PAYMENT

Each of the Companies have agreed to pay, within ten business days of termination of the Arrangement Agreement, a break fee of $100,000 (the "Break Fee") to each of the other Companies if it accepts an unsolicited bona fide offer regarding a merger, takeover bid, sale of substantially all its assets or similar transaction which constitutes a Superior Proposal or breaches a material obligation, representation or warranty under the Arrangement Agreement. The Companies have agreed that the Break Fee represents a reasonable estimate of the expenses and costs incurred and to be incurred by each Company in connection with the Arrangement. A Company's failure to obtain its shareholders' approval of the Arrangement after making reasonable efforts to obtain same will not constitute a breach of the Arrangement Agreement.

AMENDMENT

At any time before the Effective Date, the Arrangement Agreement and the Arrangement may be amended by written agreement of the Companies without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the Companies;

(b) waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant to the Arrangement Agreement; or

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the Companies;

but, notwithstanding the foregoing, the terms of the Arrangement and the shareholder approval requirements of the Arrangement Agreement shall not be amended in any material respect without the approval of the Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders, in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

DELETION OF A PARTY

If one or more of the Companies, other than Bradstone, does not participate in and complete the Arrangement, the remaining Companies may proceed with the completion of the Arrangement without the non-participating Company if all other conditions, terms, covenants, representations and warranties relevant to the remaining Companies can be complied with. The remaining Companies will not be required to seek further or new shareholder approval of changes in the Arrangement arising from the non-participation of one or more of the Companies provided that shareholder approval of the Arrangement has been given at the relevant Meetings of the remaining Companies.

INDEMNITY

Each party agrees to indemnify each of the other parties from any losses, claims, damages, liabilities, actions or demands arising from a breach of a representation, warranty, covenant or obligation including legal or other expenses incurred in connection with investigating or defending same.

Constating Documents of Bradstone and amalco

As a British Columbia company upon completion of the Continuance, Bradstone's charter documents will consist of a Memorandum and Articles to be filed under the Company Act. As part of the Bradstone Continuance Resolution, Bradstone Shareholders will be asked to approve the adoption of the Memorandum and Articles. As part of the Arrangement Resolutions, Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders will be asked to approve the adoption by Amalco of Memorandum and Articles which are virtually identical to the Memorandum and Articles to be adopted by Bradstone. Copies of the Memorandum and Articles are available for review by Bradstone Shareholders, Peruvian Common Shareholders, Glenex Common Shareholders and Stockscape Common Shareholders in the manner provided for reviewing material contracts of Bradstone, Peruvian, Glenex and Stockscape. See "Bradstone Equity Partners, Inc. - Material Contracts", "Peruvian Gold Limited  Material Contracts" "Glenex Industries Inc.  Material Contracts" and Stockscape.com Technologies Inc.  Material Contracts".

There are no material differences between the charter documents proposed to be adopted by Bradstone and Amalco pursuant to the Continuance and the Arrangement and the existing charter documents of Peruvian, Glenex and Stockscape.

RIGHTS OF DISSENT TO THE ARRANGEMENT

The following summary of procedures is qualified in its entirety by reference to Section 207 of the Company Act in respect of the Arrangement Resolutions. A copy of Section 207 of the Company Act is attached as Schedule "M2" to this Information Circular. A registered holder intending to exercise his right of dissent and appraisal should carefully comply with the provisions of these sections. Failure to comply with the provisions of these sections and to adhere to the strict procedures established therein may result in the loss of all rights thereunder.

A Bradstone Shareholder, Peruvian Common Shareholder, Glenex Common Shareholder or Stockscape Common Shareholder wishing to exercise the Dissent Right in respect of the Arrangement (a "Dissenting Shareholder") must give written notice of dissent (a "Notice of Dissent") to Bradstone, Peruvian, Glenex or Stockscape, as applicable, by personally serving a director or officer of Bradstone, Peruvian, Glenex or Stockscape, as the case may be, or by leaving it at or mailing it by registered mail to:

(a) Bradstone's registered office (the "Bradstone Registered Office"), which upon the Continuance will be at 10th Floor, 595 Howe Street, Vancouver, B.C., V6C 2T5, in respect of Bradstone Shares;

(b) Peruvian's registered office (the "Peruvian Registered Office") at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 in respect of Peruvian Common Shares;

(c) Glenex's registered office (the "Glenex Registered Office") at 2800, 666 Burrard Street, Vancouver, B.C., V6C 2Z7 in respect of Glenex Common Shares; or

(d) Stockscape's registered office (the "Stockscape Registered Office") at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 in respect of Stockscape Common Shares,

on or before 11:00 a.m. (Vancouver time) on June 24, 2002.

To be valid, a Notice of Dissent must:

(a) state that the Shareholder is exercising the Dissent Right; and

(b) specify the number of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or Stockscape Common Shares in respect of which the Dissenting Shareholder is exercising the Dissent Right.

Any notice required to be given by Bradstone or a Dissenting Shareholder in connection with the exercise of the Dissent Right will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second business day after the day of mailing, or, if sent by telecopier or sent by other similar form of transmission, the first business day after the date of transmittal.

Upon receipt of a valid Notice of Dissent, Bradstone, Peruvian, Glenex or Stockscape, if any of them proceed with the Arrangement, will give each Dissenting Shareholder a notice of intention to act in respect of the matter or matters to which the Dissenting Shareholder has dissented (the "Notice of Implementation"). On receiving the Notice of Implementation, the Dissenting Shareholder is entitled to require Bradstone, Peruvian, Glenex or Stockscape, as the case may be, to purchase all of the Dissenting Shareholders' Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or Stockscape Common Shares, in respect of which the Notice of Dissent was given. To do so, the Dissenting Shareholder must exercise his, her or its Dissent Right by delivering, within 14 days after receipt of the Notice of Implementation to the Bradstone Registered Office, the Peruvian Registered Office, the Glenex Registered Office or the Stockscape Registered Office, as the case may be, a notice that the Dissenting Shareholder requires the applicable Company to purchase all of his, her or its shares referred to in his, her or its Notice of Dissent together with certificates representing those shares.

The giving of a Notice of Dissent does not deprive a Registered Holder of the right to vote at the applicable Meeting. A vote against the Arrangement Resolution, or the execution or exercise of a proxy does not constitute a Notice of Dissent.

A Registered Holder of Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or Stockscape Common Shares is not entitled to exercise a Dissent Right with respect to any Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or Stockscape Common Shares if such Registered Holder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed an appointed proxyholder to vote) in favour of the Arrangement Resolution. A Dissenting Shareholder however may vote as a proxyholder for a Registered Holder of Bradstone, Peruvian, Glenex or Stockscape whose proxy required an affirmative vote, without affecting his or her right to exercise the Dissent Right.

The price to be paid to a Dissenting Shareholder will be the fair value, as the case may be, of the shares in respect of which the Dissent Right was exercised, as of the day before the date on which the applicable Arrangement Resolution was passed and every Dissenting Shareholder who has complied with the Dissent Procedures (as described in the Plan of Arrangement - see Schedule "J") will be paid the same price per Bradstone Share, Peruvian Common Share, Glenex Common Share or Stockscape Common Share, as the case may be.

If the Arrangement becomes effective and Notices of Dissent are received by any of the Companies, Amalco will determine the fair value of the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or Stockscape Common Shares and make a written offer to pay the appropriate amount to a Dissenting Shareholder. If such offer is not made or accepted within 30 days after the Effective Date, Amalco or a Dissenting Shareholder who properly exercises the Dissent Right may apply to the Court to fix the fair value of such shares. If an application is made by either party, the Dissenting Shareholder will be entitled to be paid the amount fixed by the Court. On any such application to the Court,

(a) all Dissenting Shareholders whose Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or Stockscape Common Shares have not been purchased by Amalco will be joined as parties and will be bound by the decision of the Court; and

(b) Amalco will notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholders' right to be heard in person or by counsel before the Court.

On any such application to the Court, the Court will fix a fair value for the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or Stockscape Common Shares of all Dissenting Shareholders.

A Dissenting Shareholder who properly exercises the Dissent Right by strictly complying with all of the Dissent Procedures required to be complied with by a Dissenting Shareholder, will

(i) be bound by the provisions of Section 4 of the Plan of Arrangement;

(ii) be deemed not to have participated in the Arrangement; and

(iii) cease to have any rights as a Bradstone Shareholder, Peruvian Common Shareholder, Glenex Common Shareholder or Stockscape Common Shareholder other than the right to be paid by Bradstone the value of the applicable securities he, she or it holds in accordance with the Dissent Procedures.

A Dissenting Shareholder who seeks to exercise the Dissent Right but:

(a) for any reason does not properly fulfil each of the Dissent Procedures required to be completed by a Dissenting Shareholder; or

(b) subsequent to giving his, her or its Notice of Dissent, acts inconsistently with such dissent;

will be deemed to have participated in the Arrangement on the same basis as each non-dissenting Shareholder and will be issued such securities as he, she or it is entitled to receive under the Plan of Arrangement. Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-sensitive and expensive procedure. Dissenting Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. See "Bradstone Annual General Meeting Matters  Bradstone Continuance - Rights of Dissent to the Continuance" for information on the separate dissent rights available to Bradstone Shareholders with respect to the Continuance.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons, special tax counsel to Bradstone, Peruvian, Glenex and Stockscape, the following general summary fairly describes the principal Canadian federal income tax consequences of the proposed amalgamation of Bradstone, Peruvian, Glenex and Stockscape and the exercise of dissent rights as described herein to Securityholders of Bradstone, Peruvian, Glenex and Stockscape to whom their shares or warrants of the amalgamating companies constitute capital property for the purposes of the Income Tax Act (the "ITA").

This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof (the "Regulations"), counsel's understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency and all specific proposals to amend the ITA and Regulations (the "Tax Proposals") announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. Also, it is assumed that the Proposed Amendments will be enacted as proposed, although there is no guarantee that this will occur, and that other amendments that would impact this discussion will not be proposed.

This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any Bradstone Securityholders, Peruvian Securityholders, Glenex Securityholders or Stockscape Securityholders. Accordingly, Bradstone Securityholders, Peruvian Securityholders, Glenex Securityholders or Stockscape Securityholders should consult their own tax advisers for advice with respect to the Canadian income tax consequences to them of the Arrangement and the exercise of dissent rights.

Nature of the Securities of Peruvian, Glenex and Stockscape held by Securityholders Thereof

The Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares will generally constitute "capital property" to a holder thereof, unless the shareholder or warrant holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares or warrants. Certain shareholders resident in Canada whose Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares might not otherwise qualify as "capital property" may be entitled to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the ITA. Any person contemplating making a subsection 39(4) election should first consult his tax advisors as the making of such election will affect the income tax treatment of his disposition of other Canadian Securities.

Arrangement

A Bradstone Shareholder, Peruvian Common Shareholder, Glenex Common Shareholder and Stockscape Common Shareholder will realize neither a capital gain nor a capital loss on the amalgamation of Bradstone, Peruvian, Glenex and Stockscape and the consequential exchange of the shareholder's Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, as the case may be, for Amalco Common Shares. The aggregate cost of such Amalco Shares will be equal to the aggregate adjusted cost bases of the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares converted into such Amalco Shares by virtue of the Arrangement. Where a shareholder owns shares of more than one of Bradstone, Peruvian, Glenex and Stockscape, the averaging rules contained in the ITA will generally apply in determining the adjusted cost base to him of the Amalco Shares received pursuant to the Arrangement.

Warrantholders

Holders of Stockscape Warrants, who by virtue of the Arrangement become entitled to acquire Amalco Class A Shares on the exercise of substitute Amalco Warrants, will not realize a capital gain or a capital loss upon the exchange of such Amalco Warrants. The aggregate cost of such Amalco Warrants to acquire Amalco Shares will be equal to the aggregate adjusted cost bases of the Stockscape Warrants.

Dissenting Shareholders

The consequences under the ITA to a shareholder who dissents from the Arrangement, as described under "Rights of Dissent to the Arrangement", and who receives a payment for his Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, as the case may be, are discussed below.

The tax treatment of payments received as a result of the exercise of such dissent rights will depend upon whether the purchaser of the subject shares is Amalco or alternatively the company which issued the subject shares.

Firstly, the receipt by a Dissenting Shareholder of a cash payment from Amalco equal to the fair value (excluding interest) of his Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares in respect of which such Dissent Rights are exercised may be treated as proceeds of disposition of such shares. To the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such Dissenting Shareholder's Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, as the case may be, the shareholders will be regarded as having realized a capital gain (or capital loss) equal to the amount of such difference. One-half of the capital gain realized by an individual resident in Canada as a consequence of dissenting to the Arrangement must be included in the individual's income for the year in which the gain arises.

Alternatively, the receipt by a Dissenting Shareholder of a cash payment equal to the fair value (which may include interest) of his Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, as the case may be, from the actual issuer of such share and not from Bradstone would generally be treated as a dividend to a holder of such shares to the extent that such payment exceeds the paid-up capital of such share. (Such excess may possibly be treated as proceeds of disposition pursuant to subsection 55(2) of the ITA in the case of certain Canadian resident corporate dissenting shareholders.) The balance of the fair value paid (i.e. the amount equal to the paid-up capital of the subject share) would be treated as proceeds of disposition of the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares, as the case may be, for capital gains purposes. Consequently, such dissenting corporate shareholders would realize a capital gain (capital loss) to the extent that such proceeds of disposition of the share exceed (are exceeded by) the shareholder's adjusted cost base of the share.

Disposition of Shares

The characterization of the Amalco Shares as capital property or as inventory to any particular shareholder will be determined according to the rules ordinarily applicable to the characterization of shares of a corporation.

Generally, the disposition of an Amalco Share held as capital property will result in a taxable capital gain (or an allowable capital loss) equal to one-half of the amount by which the proceeds of disposition exceed the adjusted cost base of the Amalco Shareholder for that Amalco Share. The disposition of an Amalco Share which is not held as capital property will result in an income gain (or loss), the full amount of which is to be included in computing an Amalco Shareholder's income.

Dividends

Any dividends received by an Amalco Shareholder on Amalco Shares will be treated for tax purposes as dividends from a taxable Canadian corporation. Accordingly, where a dividend is received by an individual resident in Canada, the individual will be entitled to claim a federal dividend tax credit, equal to 16 2/3% of the dividend. Where the dividend is received by a corporation resident in Canada, the dividend will normally be free of tax under Part I of the ITA but may be subject to refundable tax under Part IV of the ITA.

Interest on Funds Borrowed to Acquire Shares

A reasonable amount of interest paid or payable by a shareholder on money borrowed to acquire Bradstone Shares, Peruvian Common Shares, Glenex Common Shares and Stockscape Common Shares will continue to be deductible in computing his income for purposes of the ITA following the Arrangement so long as the shareholder continues to own the Amalco Shares or uses the borrowed funds to earn income from a business or property. Further, if Amalco Shares held as capital property are disposed of by a shareholder for fair market value and the amount of money borrowed to acquire the Amalco Shares exceeds the consideration received, interest on the excess generally will continue to be deductible by the Amalco Shareholder.

Minimum Tax on Individuals

The minimum tax provisions in the ITA require an individual (other than certain trusts) to pay an amount of tax under the ITA equal to the greater of the tax otherwise payable by him under Part I of the ITA and a minimum amount computed by reference to his "adjusted taxable income" for that year.

When calculating his "adjusted taxable income" for a taxation year under the minimum tax provisions, an individual will be required to include:

(a) 80% of any capital gains realized; and

(b) the full amount of any dividends received ignoring the "gross-up" and "dividend tax credit" provided under the ITA for Part I tax purposes.

Any additional tax payable by an individual for a year which results from the application of the minimum tax provisions may be carried forward and applied by the shareholder against his Part I tax otherwise payable in any of the seven immediately following taxation years. However, this carried forward amount will only be creditable in any of these years to the extent that his tax payable for such years, calculated without reference to the minimum tax provisions, exceeds his tax payable under the minimum tax provisions.

U.S. Tax Consequences

Introduction

Contained below is a summary of the principal United States tax considerations of the Arrangement to "U.S. Persons" (as defined herein). This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder (the "Regulations"), proposed regulation promulgated under the Code ("Proposed Regulations"), the legislative history of various provisions of the Code, the Canada-United States Tax Convention of 1980 (the "Treaty"), judicial decisions, and rulings and pronouncements of the Internal Revenue Service (the "Service"). This summary is based upon the Code, Regulations, Proposed Regulations and the Treaty as now in effect and currently existing judicial decisions and pronouncements of the Service and does not take into account changes in the Code, Regulations, Proposed Regulations and Treaty and future judicial decisions and pronouncements, any of which may significantly affect the U.S. tax considerations to U.S. Persons who are shareholders of the Companies. For purposes of the discussion set forth below, the term "U.S. Persons" has the meaning set forth in Section 7701(a)(30) of the Code, and generally includes persons who are subject to U.S. income tax on their income regardless of source, and includes U.S. citizens who are residents of Canada.

THE DISCUSSION CONTAINED HEREIN IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF THE U.S. TAX CONSEQUENCES OF THE ARRANGEMENT AND SHOULD NOT BE INTERPRETED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. PERSON, AS HIS U.S. TAX CONSEQUENCES MAY VARY DEPENDING UPON HIS INDIVIDUAL CIRCUMSTANCES. EACH U.S. PERSON WHO IS A SHAREHOLDER SHOULD OBTAIN ADVICE FROM HIS OWN TAX ADVISOR AS TO THE U.S. TAX CONSEQUENCES AND ANY U.S. TAX REPORTING REQUIREMENT RESULTING FROM THE ARRANGEMENT.

No ruling has been received or requested from the Service concerning any matters discussed herein. In addition, no U.S. tax opinions have been requested or obtained with respect to matters discussed herein.

Qualifications as a Reorganization Under Section 368

Section 368 of the Code describes certain corporate transactions which qualify as a "reorganization" under the U.S. income tax laws. Qualification as a reorganization normally results in tax free treatment to the shareholders exchanging their shares for shares of another corporation that is a party to the reorganization. Section 368(a)(1)(C) of the Code provides that the acquisition of the assets of one corporation, in exchange for the voting stock of another corporation, qualifies as a reorganization under Section 368 of the Code. While there is considerable uncertainty, the Companies intend to take the position each of the combinations contemplated by the Arrangement will qualify as a tax free reorganization. Specifically, the Companies intend to take the position that the acquisition of the assets of Bradstone by Amalco, the acquisition of the assets of Glenex by Amalco, the acquisition of the assets of Peruvian by Amalco and the acquisition of the assets of Stockscape by Amalco for voting stock of Amalco each independently qualify as a tax free organization under Section 368 (a)(1)(C) of the Code. Assuming each of the combinations contemplated by the Arrangement qualifies as a tax free reorganization, and subject to the discussions contained below, U.S. Persons owning shares in Bradstone, Glenex, Peruvian, and Stockscape should not be required to recognize a gain or loss in connection with their acquisition of shares of Amalco in the Arrangement. Shareholders of the Companies that exercise their dissenter's rights and receive cash instead of stock on Amalco will however recognize a gain or loss to the extent the cash they receive exceeds their basis in their stock. See the discussion under the heading "Dissenting Shareholders."

To qualify as a reorganization, a transaction must satisfy the continuity of business enterprise requirement of the Regulations. To satisfy the continuity of business enterprise requirement Amalco must either (1) continue the historic business of Bradstone, Glenex, Peruvian and Stockscape or (2) continue to use a significant portion of the historic business assets of Bradstone, Glenex, Peruvian and Stockscape, respectively, in a business. The Companies are taking the position that each of the Companies is currently engaged in a merchant banking type business and Amalco will continue that business, and will continue to use the historic assets of each of the Companies in its business. However, the Service may challenge this determination for any one or more of Companies and if successful any one or more of the combinations contemplated by the Arrangement may fail to qualify as a tax free reorganization.

Section 368(a)(2)(F) of the Code provides that certain combinations of investment companies will not qualify as tax free reorganizations under Section 368 of the Code. In particular, Section 368(a)(2)(F) provides that the combination of an undiversified investment company with another investment company (whether diversified or undiversified) will not qualify as a tax free reorganization. An investment company means a corporation 50% or more of its total assets are stocks or securities and 80% or more of the value of its total assets are held for investment. An undiversified investment company is one in which more than 25% of the value of its total assets are invested in the stock or securities of any one issuer or more than 50% of the value of its total asset are invested in the stock or securities of five or fewer issuers.

There is considerable uncertainty as to how the various requirements of Section 368 (a)(2)(F) will be applied to the Companies. For example, it is not clear whether the merchant banking type business of the Companies will result in assets normally considered to be investment assets not to be treated as held for investment. The Companies intend to take the position that Section 368(a)(2)(F) of the Code does not apply to cause the Arrangement to fail to qualify as a tax free reorganization under Section 368 of the Code. However, because of the uncertainty in the application of Section 368 (a)(2)(F) to the Companies, there can be no assurance that the Service will not challenge manner in which the Companies have applied Section 368(a)(2)(F), and if the Service is successful in such challenge, one or more of the combinations contemplated by the Arrangement may fail to qualify as a tax free reorganization.

U.S. Persons who exchange shares in the Arrangement will be required to comply with certain reporting requirements and will be required to retain certain records in connection with the Arrangement pursuant to Treasury Regulation 1.368-3.

Section 367 of The Code

Section 367 of the Code imposes certain conditions on the non-recognition treatment otherwise applicable to shareholders on the transfer of stock of a foreign corporation to another foreign corporation. Specifically, Section 367 of the Code provides that unless U.S. Persons who own over 5% of the stock of the combined entity enter into a gain recognition agreement with the Internal Revenue Service, they are required to recognize gain on the Arrangement. Gain is required to be recognized in these circumstances even if such gain is not otherwise required to be recognized because the Arrangement qualifies as a reorganization, as described above. U.S. Persons who are 5% shareholders of any of the Companies, or who may become 5% shareholders of Amalco immediately after the Arrangement, may be required to file gain recognition agreements. In addition, other U.S. Persons may be required to satisfy certain reporting requirements imposed by the Regulations promulgated under Section 367 of the Code.

PFIC Rules

(a) In General

The U.S. tax law contains rules which classify certain foreign corporations as a passive foreign investment companies ("PFIC"). These rules were intended to prevent U.S. Persons from being able to invest in foreign mutual funds and defer, until reparticipation, the U.S. income tax that would normally be due currently on the income of such mutual funds. To achieve this goal, the PFIC rules provide that distributions from a foreign corporation that is classified as a PFIC is treated for U.S. tax purposes as having been made during the entire period of the U.S. Person's stock ownership. Consistent with this treatment, distributions from a PFIC are taxed at the highest ordinary income rates applicable in the year in which stock distribution is treated as having been made and the amount of such tax is increased by deemed interest on the portion of the distribution that is treated as having been made in a prior period.

(b) Status as PFIC

A foreign corporation generally will be classified as a PFIC if either (a) 75% or more of its gross income for the taxable year is "passive" income or (b) 50% or more of its assets held during the taxable year produces passive income or are held for the production of passive income. Each of the Companies was classified as a PFIC during the taxable year prior to the Arrangement and the Company believes that it will be PFIC in the taxable year following the Arrangement.

(c) Impact of PFIC Rules

The impact of the PFIC rules on a U.S. Person depends on whether the U.S. Person has elected to treat the Company in which he is a shareholder as a qualified electing fund under Section 1295 of the Code ("QEF Election"). To be timely, the QEF Election must be made for the tax year that is the first year of the U.S. Person holding period in which the Company in which he is a Shareholder qualifies as a PFIC (a "QEF Election"). A U.S. Person who made a timely QEF Election is hereinafter referred to as an "Electing Shareholder" and a U.S. Person who did not make a timely QEF Election is hereinafter referred to as a "Non-Electing Shareholder." The impact of the PFIC rules on a U.S. Person may also vary depending on whether the U.S. Holder made a mark to market election under Section 1296 of the Code. See the discussion under the heading "Mark to Market Election" set forth below.

U.S. Persons who have not made a QEF Election may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions), a QEF Election and a "deemed sale election" to recognize, under the rules of Section 1291 of the Code, any gain that he would otherwise recognize if the U.S. Person sold his stock on the "qualification date". The qualification date is the first day that a Company qualified as a "qualified electing fund" with respect to such U.S. Person.

(d) Electing Shareholders

The Proposed Regulations provide that an Electing Shareholder does not recognize gain in a transaction which otherwise qualifies for tax free treatment. Thus, the PFIC rules should not result in gain recognition to a U.S. Person who is an Electing Shareholder with respect to the Arrangement as long as the Arrangement otherwise qualifies for tax free treatment. Alternately, if one or more of the combinations contemplated by the Arrangement does not qualify as a tax free reorganization, Electing Shareholders who exchange shares in a non qualifying combination will recognize capital gain or loss as if they sold their shares for cash equal to the value of the shares of Amalco they receive.

(e) Non-Electing Shareholder

The Proposed Regulations provide that a Non-Electing Shareholder is not required to recognize gain in a transaction which otherwise qualifies as a tax free reorganization, where the Non-Electing Shareholder receives in exchange stock of another corporation that is classified as a PFIC for the taxable year following the transfer. This non-recognition treatment is qualified upon the non-electing shareholders satisfying certain reporting requirements contained in the Proposed Regulations.

It is expected that Amalco will be classified as a PFIC for its first fiscal year after the Arrangement. There can be, however, no assurances that unanticipated events will not occur which would cause Amalco not to be classified as a PFIC.

If Amalco is not classified as a PFIC for its taxable year following the Arrangement, Proposed Regulations require a Non-Electing Shareholder to recognize gain (but not loss) as a result of the Arrangement, regardless of whether the Arrangement qualifies as a tax free reorganization. Gain is recognized equal to the difference between (i) the fair market value of Amalco Shares received by a U.S. Person pursuant to the Arrangement and (ii) the adjusted tax basis of the shares exchanged. The gain realized will (i) be allocated pro rata over a Non-Electing Shareholder's holding period, (ii) be subject to tax at the highest rate applicable to ordinary income in such years; and (iii) the tax due will be increased by a deemed interest charge on the tax which is treated as having been deferred.

If one or more of the combinations contemplated by the Arrangement should fail to qualify as a tax free reorganization, then Non Electing Shareholders would recognize gain in the manner described above.

(f) Mark to Market Election

U.S. Persons who own marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is timely made, such U.S. Person will generally be treated as an Electing Shareholder and will not be subject to the special taxation rules of Section 1291 discussed above. To the extent the mark-to-market election is made by a Non-Electing U.S. Person after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Companies' stock.

(g) Status of Proposed Regulations

The Proposed Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. The discussion set forth above is based on the Proposed Regulations in their current form. However, the Proposed Regulations have not yet been adopted in final form and may never be adopted, or may be substantially changed prior to their adoption.

The PFIC rules are complex and subject to interpretation. Due to the complexity of the PFIC rules, U.S. Persons owning shares in the Companies are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Companies and Amalco and the consequences and reporting requirements resulting from the Arrangement. In addition, U.S. Persons should consult with their tax advisors regarding the elections that are available to them, including, without limitation, a QEF Election, a "deemed sale" election and "mark-to-market" election, and whether such elections are advantageous.

Dissenting Shareholders

Dissenting shareholders will recognize gain equal to the difference between the cash received and the tax basis of his shares. Under the PFIC rules discussed above, the gain recognized by Non-Electing Shareholders will (i) be allocated pro rata over a Non-Electing Shareholder's holding period, (ii) be subject to tax at the highest rates applicable to ordinary income in such period and (iii) the tax due will be increased by a deemed interest charge on the tax which is treated as having been deferred. On the other hand, the gain recognized by Electing Shareholders should be capital gain.

State Income Taxes

The discussion contained herein does not discuss the state income tax consequence to shareholders who are U.S. Persons and are resident in a state that imposed a state income tax. Such shareholders should seek the advice of their own tax counsel regarding the state income tax consequences and state income tax reporting requirements resulting from the Arrangement.

Uncertainty Regarding U.S. Tax Consequences

U.S. tax consequences of the Arrangement to U.S. Persons are dependent upon a number of provisions of the Code, the application and interpretation of which are subject to considerable uncertainty. With respect to a number of these provisions there is either no guidance or the guidance that is available is either incomplete or contradictory. Accordingly, notwithstanding the efforts of the Companies and their shareholders who are U.S. Persons to comply with applicable U.S. tax law, the federal income tax return of U.S. Persons who are shareholders may be audited and such shareholders may be required to file amended returns and may be subject to assessments by the Service for additional taxes, interest and penalties.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Current Status under Canadian Securities Laws

Bradstone is a "reporting issuer" (i.e. "public company") in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Ontario. The Bradstone Shares are currently listed on the TSX.

Peruvian is a "reporting issuer" in the Provinces of British Columbia, Alberta and Ontario. The Peruvian Common Shares are currently listed on the TSX Venture.

Glenex is a "reporting issuer" in the Provinces of British Columbia and Alberta. The Glenex Common Shares are currently listed on the TSX Venture.

Stockscape is a "reporting issuer" in the Provinces of British Columbia, Alberta and Ontario. The Stockscape Common Shares are currently quoted on the OTCBB.

Post Arrangement Status Under Canadian Securities Laws

Upon completion of the Arrangement, Amalco, as the successor corporation to Bradstone, Peruvian, Glenex and Stockscape, will be a reporting issuer in the Canadian Provinces of the Reporting Jurisdictions (New) and Amalco (or, in certain cases, its insiders) will be obliged to, among other things:

1. disseminate and file news releases disclosing any material changes in its business, property or affairs;

2. file with the securities commissions of such Reporting Jurisdictions (New) material change reports to report on material changes disclosed;

3. file insider reports (applicable only to insiders - directors or senior officers of Amalco and its subsidiaries and all persons who have control over or have, directly or indirectly, beneficial ownership of more than 10% of the Amalco Shares) with the securities commissions of such Reporting Jurisdictions (New);

4. file with the securities commissions of such Reporting Jurisdictions (New) audited year-end financial statements and unaudited quarterly financial statements;

5. file with the securities commissions of such Reporting Jurisdictions (New) copies of all materials sent to Amalco Shareholders (including disclosure documents, letters to shareholders and updates);

6. file with the securities commissions of such Reporting Jurisdictions (New) copies of all materials filed with any securities commission or stock exchange regardless of its jurisdiction;

7. comply with the notice and proxy solicitation requirements of the Securities Acts of such Reporting Jurisdictions (New); and

8. otherwise comply with the "reporting issuer" obligations under the Securities Acts of such Reporting Jurisdictions (New).

If the Amalco Shares remain listed on the TSX, Bradstone will also remain obliged to, among other things:

1. provide the TSX with written notice of any proposed transaction that would result in a material change in its business, property or affairs;

2. obtain advance TSX approval for transactions involving the issuance or exchange of shares and certain other material transactions;

3. disseminate and file with the TSX news releases disclosing any material changes in its business, property or affairs;

4. file with the TSX copies of all materials sent to its shareholders and all promotional materials;

5. file with the TSX copies of all financial statements filed with the Reporting Jurisdictions (New); and

6. otherwise comply with the listing requirements of the TSX.

Issuance and Resale of Arrangement Securities Under Canadian Securities Laws

The issuance of the Amalco Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the registration and prospectus requirements of Canadian securities legislation. The Amalco Shares, the Amalco Options, the Amalco Warrants and the Amalco Class A Shares issuable upon exercise of the Amalco Options and Amalco Warrants may be resold in each of the Provinces of Canada without significant restriction (provided no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale). Resales of the Amalco Shares will be subject to applicable prospectus requirements where the sale is made from the holdings of a person or a company or a combination of persons or companies that affect materially the control of Bradstone.

Holders of Bradstone Securities, Peruvian Securities, Glenex Securities and Stockscape Securities should consult their own legal advisors with respect to any resale of securities received pursuant to the Arrangement. Resales of any such securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.

U.S. Securities Laws

Current Status Under U.S. Securities Laws

Peruvian, Glenex and Stockscape are "foreign private issuers" under the Exchange Act and they have been registered under that Act. Accordingly, they are also subject to the information requirements of the Exchange Act which requires them to file Forms 20-F (annual reports) and other information (including all filings made with the Canadian Securities Commissions) with the SEC in accordance with that Act.

Post Arrangement Status Under U.S. Securities Laws

Upon completion of the Arrangement, the Amalco Shares will be deemed to be registered under the Exchange Act by virtue of Amalco being the successor to Peruvian, Glenex and Stockscape, the shares of which are registered under the Exchange Act. Under the Exchange Act, Amalco will be a "foreign private issuer" as all of its officers and a majority of its directors are Canadian residents, a majority of its assets are in Canada and its business is administered in Canada. As a foreign private issuer, Amalco will be subject to information requirements of the Exchange Act which will require it to file Forms 20-F (annual reports) and other information (including all filings made with the Canadian Securities Commissions) with the SEC. Amalco will not be subject to the proxy solicitation or insider reporting requirements of the Exchange Act.

Issuance and Resale of Arrangement Securities Under U.S. Securities Laws

The issuance of the Amalco Shares, the Amalco Warrants and the Amalco Options to, and the subsequent resale of the Amalco Shares by, former Bradstone Securityholders, Peruvian Securityholders, Glenex Securityholders and Stockscape Securityholders in or subject to the securities laws of the United States ("U.S. Securityholders") will be subject to U.S. securities laws, including the U.S. Securities Act. The following discussion is a general overview of certain requirements of U.S. securities laws applicable to U.S. Securityholders. All U.S. Securityholders are urged to consult with legal counsel to ensure that the resale of Amalco Shares issued to them under the Arrangement or the Amalco Class A Shares upon exercise of the Amalco Warrants and the Amalco Options complies with applicable securities legislation.

The following discussion does not address the Canadian securities laws that will apply to the issue of the Amalco Shares, the Amalco Warrants and the Amalco Options or the resale of the Amalco Shares by U.S. Securityholders within Canada. U.S. Securityholders reselling their Amalco Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

If the Arrangement is completed, the Amalco Shares, the Amalco Options and the Amalco Warrants will be considered exempted securities under section 3(a)(10) of the U.S. Securities Act and applicable state securities laws. Accordingly, the issuance of these securities will not require registration under the U.S. Securities Act or such state securities laws.

Resales of Securities within the United States after the Completion of the Arrangement

The following discussion is limited to the resale of Amalco Shares within the United States. U.S. Securityholders may also resell their shares in limited circumstances outside of the United States in accordance with Regulation S of the U.S. Securities Act. The availability of Regulation S for non-United States resales is discussed below under "Resales of Securities Pursuant to Regulation S".

U.S. Securityholders are cautioned that the following discussion relates only to the Amalco Shares to be issued on completion of the Arrangement. Any Amalco Class A Shares issued on exercise of the Amalco Options and the Amalco Warrants will be "restricted securities" under the U.S. Securities Act and may not be resold without registration or an exemption from registration. The discussion does not address the resale of the Amalco Warrants and the Amalco Options as these securities are non-transferable by their terms.

The ability of a U.S. Securityholder to resell the securities issued to them on completion of the Arrangement within the United States will depend on their status as an "affiliate" of Bradstone, Peruvian, Glenex or Stockscape prior to the completion of the Arrangement and their status as an "affiliate" of Bradstone after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the U.S. Securityholders of Bradstone, Peruvian, Glenex and Stockscape are summarized below.

A. Non-Affiliates Before and After the Arrangement

U.S. Securityholders who are not affiliates of Bradstone, Peruvian, Glenex and Stockscape prior to the Arrangement and who will not be affiliates of Amalco after the Arrangement may resell the Amalco Shares issued to them upon closing of the Arrangement in the United States without restriction or registration under the U.S. Securities Act.

B. Affiliates Before the Arrangement and Non-Affiliates After the Arrangement

U.S. Securityholders who are affiliates of Bradstone, Peruvian, Glenex and Stockscape prior to the Arrangement but will not be affiliates of Amalco after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the Amalco Shares issued upon closing of the Arrangement. These securityholders will not be able to resell their Amalco Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available. These securityholders will be entitled to resell their Amalco Shares in reliance of the exemptions from the registration requirements of the U.S. Securities Act provided by any of Rule 145(d)(1), (2) or (3) of the U.S. Securities Act.

Rule 145(d)(1) will permit resale of the Amalco Shares within the United States where the following provisions of Rule 144 of the U.S. Securities Act are complied with:

(v) current public information regarding Amalco is available, in accordance with Rule 144(c);

(vi) sales are completed within the volume limitations of Rule 144(e). These volume limitations allow an affiliate U.S. Securityholder to resell in the United States, during any three month period, that number of Amalco Shares that does not exceed the greater of one percent of the then outstanding securities of such class, or, if such securities are listed on a United States securities exchange or traded on NASDAQ, the average weekly trading volume of such securities during the four week period preceding the date of sale; and

(vii) sales are completed in brokers' transactions in accordance with Rule 144(f) and (g).

Rule 145(d)(2) will permit resale of the Amalco Shares where a period of one year has elapsed since the date of the acquisition of the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or the Stockscape Common Shares in respect of which the Amalco Shares were issued to the U.S. Securityholder, provided current public information regarding Bradstone is available, in accordance with Rule 144(c).

Rule 145(d)(3) will permit resale of the Amalco Shares where a period of two years has elapsed since the date of the acquisition of the Bradstone Shares, Peruvian Common Shares, Glenex Common Shares or the Stockscape Common Shares in respect of which the Amalco Shares were issued to the U.S. Securityholder, provided the U.S. Securityholder is not and has not been an affiliate of Bradstone, Peruvian, Glenex or Stockscape during the three months prior to resale.

C. Affiliates Before the Arrangement and Affiliates After the Arrangement

U.S. Securityholders who are affiliates of Bradstone, Peruvian, Glenex and Stockscape prior to the Arrangement and who will be affiliates of Amalco after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the Amalco Shares issued upon closing of the Arrangement. These affiliate U.S. Securityholders will not be able to resell their Amalco Shares in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available. Affiliate U.S. Securityholders will be entitled to rely on Rule 145(d)(1), as summarized above, as an available exemption from the registration requirements for the Amalco where the conditions of resale imposed by Rule 145(d)(1) are met.

Resales of Securities Pursuant to Regulation S

U.S. Securityholders receiving Amalco Shares on completion of the Arrangement may, under the U.S. Securities Act, resell their Amalco Shares in an "offshore transaction" in accordance with Regulation S of the U.S. Securities Act provided the conditions imposed by Rule 904 of Regulation S for offshore resales are satisfied. An "offshore transaction" includes a transaction executed using the facilities of the TSX or the TSX Venture, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller's behalf knows the transaction has been pre-arranged with a buyer in the United States.

The conditions imposed by Regulation S will depend on whether the U.S. Securityholder is an affiliate of Amalco upon completion of the Arrangement. These conditions are summarized below:

A. Non-Affiliates of Amalco

U.S. Securityholders who are not affiliates of Amalco after completion of the Arrangement will be entitled to resell their Amalco Shares in transactions that are "offshore transactions" provided neither the U.S. Securityholder nor any person acting on the U.S. Securityholder's behalf engages in "directed selling efforts" in the United States. "Directed selling efforts" are defined as "any activity undertaken for the purpose, or that could reasonably be expected to have the effect, of conditioning the market in the United States for any of the securities being offered in the resale transaction.

B. Affiliates of Amalco

The offshore resale provisions of Rule 904 of Regulation S are also available to affiliates of Amalco upon completion of the Arrangement, provided the U.S. Securityholder is an affiliate of Amalco solely by virtue of their status as an officer or director of Amalco. These affiliate U.S. Securityholders may sell their Amalco Shares by complying with the requirements for offshore resales by non-affiliates, subject to the additional condition that no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

The offshore resale provisions of Rule 904 of Regulation S are not available to U.S. Securityholders who are affiliates of Amalco as a consequence of being a major shareholder (a shareholder who beneficially owns 10 percent or more of an issuer's shares) of Amalco.

C. Shares Issued on Exercise of the Amalco Warrants and the Amalco Options

U.S. Securityholders of Amalco Warrants and Amalco Options will be entitled to resell the Amalco Class A Shares acquired on exercise of the Amalco Warrants and Amalco Options in reliance of the offshore resale rules of Rule 904 of Regulation S, as outlined above. As with resales of the Amalco Shares issued on completion of the Arrangement, the ability to resell these shares will depend on the status of the U.S. Securityholder as an affiliate of Amalco. Shares resold in accordance with the offshore resale rules of Rule 904 of Regulation S will not be subject to the registration requirements of the U.S. Securities Act provided all conditions are met.

D. Amalco's Listing on the TSX

The Bradstone Shares are currently listed on the TSX. It is a condition of the Arrangement that the Amalco Shares be listed on the TSX following completion of the Arrangement. Accordingly, it is anticipated that U.S. Securityholders receiving Amalco Shares will be eligible to effect sales of these shares through the facilities of the TSX pursuant to Rule 904 of Regulation S, subject to the requirements outlined above. U.S. Securityholders are cautioned that the resale requirements imposed by Canadian securities laws will continue to apply to any offshore resales effected through the TSX in compliance with Rule 904 of Regulation S.

Status of Amalco under the Exchange Act upon Completion of the Arrangement

The Amalco Shares will be deemed to be registered under the Exchange Act upon completion of the Arrangement by virtue of the successor rules of the Exchange Act. Amalco will qualify as a "foreign private issuer" under the Exchange Act as all of Amalco's officers and directors will be residents of Canada, the majority of Amalco's assets will be located in Canada and Amalco's business will be administered in Canada. Amalco will be subject to the ongoing reporting requirements imposed by the Exchange Act for foreign private issuers. These requirements include the filing of a Form 20-F annual report with the SEC. Amalco will not be subject to certain other requirements of the Exchange Act due to its status as a foreign private issuer, including the proxy solicitation and insider reporting requirements imposed by the Exchange Act.

Amalco intends to comply with the ongoing reporting requirements imposed by the Exchange Act on completion of the Arrangement. Compliance with these reporting requirements will enable the public information requirements imposed by Rule 144(c) of the U.S. Securities Act to be satisfied. As discussed above, the presence of adequate public information regarding Amalco is a condition of resales for affiliate and former affiliate U.S. Securityholders under Rule 145(d)(1) and (2).

Proxy Solicitation Requirements

The solicitation of proxies pursuant to the Information Circular is not subject to the requirements of section 14(a) of the Exchange Act, accordingly, this circular has been prepared in accordance with the disclosure requirements of Canadian securities law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the Exchange Act. The financial statements of Bradstone, Peruvian, Glenex and Stockscape and the pro forma financial statements of Amalco included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor independence standards, and may not be comparable in all respects to financial statements of United States companies.

THE AMALCO SHARES, AMALCO OPTIONS AND AMALCO WARRANTS TO BE EXCHANGED THEREFOR, IF ANY, TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

BRADSTONE EQUITY PARTNERS, INC.

The following information is presented on a Pre-Arrangement basis and is reflective of the current business, financial and share capital position of Bradstone. See "Bradstone (Post-Arrangement)" for pro forma business, financial and share capital information for Bradstone post-Arrangement.

NAME AND INCORPORATION

Bradstone, formerly named H.J. Forest Products Inc. was incorporated by articles of incorporation under the Alberta Act on February 14, 1992 as 511354 Alberta Ltd. On June 18, 1992 the articles of incorporation were amended to change its name to H.J. Forest Products Inc. On July 21, 1997 the articles were amended to change its name to Bradstone Equity Partners, Inc. The principal office of Bradstone is located at 1103 - 1166 Alberni Street, Vancouver, British Columbia V6E 3Z3 and its registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

Bradstone is currently listed on the TSX and its shares trade under the symbols "BEP.A" and "BEP.B".

INTERCORPORATE RELATIONSHIPS

The following chart illustrates inter-corporate relationships, the jurisdictions of incorporation and percentage of votes beneficially owned by or over which Bradstone exercises control or direction of each of companies in which Bradstone has a significant interest.
A&E Capital Funding Inc. (Canada)
45.3%(1)
Bradstone Equity Partners, Inc. (2) (Alberta)
16.7%	10.5%
A&E Capital Funding Inc. (Canada)	Spur Ventures Inc. (British Columbia)
100%
Foothills Development Inc. (South Carolina)

(1) Represents the percentage of total votes of the Bradstone Class A Shares and Bradstone Class B Shares.

(2) Bradstone previously owned 4,552,500 Peruvian Common Shares representing 27.18% of Peruvian's Common Shares and sold the said Shares in April 2002. See "Arrangement Agreement  Conditions to the Arrangement becoming Effective". See "Bradstone (Post Arrangement)" for the intercorporate relationships of Bradstone on completion of the Arrangement. Approval of the Bradstone Shareholders is being sought for the Continuance.

General Development Of The Business - Three Year History

Prior to 1997, Bradstone was the promoter of and held an interest, together with MacMillan Bloedel, in a project relating to the design, construction and equipping of a mill in the province of Ontario for the manufacture of oriented strandboard. In 1996, Bradstone sold to MacMillan Bloedel all of Bradstone's interest in the project, for an aggregate of $26,000,000. As a result of the sale Bradstone held approximately $19,000,000 in cash with no significant debt obligations.

In May 1997, Bradstone adopted its current business model and in the same year completed a reorganization which included a reduction in its stated capital and a reclassification of its outstanding common shares into Multiple Voting shares (carrying five votes per share and referred to as Bradstone Class B Shares) and Subordinate Voting shares (carrying one vote per share and referred to as Bradstone Class A Shares).

Since 1997, Bradstone has operated as an investment and merchant bank company. Its primary business objective is to achieve capital appreciation through investments in companies that require equity capital in the early development stage. Its focus has been on investments in North American high-growth and emerging companies with an emphasis on technology and resource-based businesses. Bradstone currently holds significant interests in Spur, a mineral exploration company, and A&E. Bradstone recently sold its interest in Peruvian. See "Significant Acquisitions and Dispositions". See "Management Discussion and Analysis" for further discussion of Bradstone's significant investments. See "Bradstone (Post-Arrangement)" for information on the business to be conducted by Amalco upon completion of the Arrangement.

Significant Acquisitions and Dispositions

On December 27, 2000, Bradstone acquired 6,000,000 shares of One Financial Network, Inc. ("OFN") (approximately 20% of the then issued and outstanding voting shares of OFN) to add to its investment portfolio. OFN was a Delaware corporation which wholly owned One Financial Network LLC, a California limited liability company which operated an online securities brokerage business.

In February 2001, Bradstone entered into a letter agreement to acquire an additional 5,000,000 OFN Shares in exchange for 2.1 million Bradstone Class A Shares. Subsequently, in March, April and May 2001, Bradstone and OFN entered into letters of intent pursuant to which Bradstone agreed to acquire all of the remaining OFN Shares.

In February 2001, Bradstone agreed to make available to OFN a credit facility of U.S.$670,000, of which approximately US$430,000 was advanced, (the "Loan"). The Loan was advanced in three tranches on February 7, March 8 and April 8, 2001 and bore interest at the prime rate as determined by the Federal Reserve Bank of San Francisco from time to time, plus 4% per annum. The Loan and interest were due and payable on February 7, 2002 and were convertible at the option of Bradstone into OFN Shares on the basis of U.S. $0.30 per share.

On June 7, 2001, Bradstone announced that it would not continue with the acquisition of OFN. OFN was subsequently acquired by Brokerage America, Inc. ("BA") and the Loan was converted to 948.78 common shares of BA. An additional loan was exchanged for another 81 common shares of BA. BA is a wholly owned subsidiary of Andrew Garrett, Inc., a fully licensed broker dealer in the United States since 1994. Bradstone currently owns 1.51% of the issued shares of BA. See Bradstone's Financial Statements attached hereto as Schedule "E" and "Management Discussion and Analysis".

On February 1, 2001, Bradstone sold 1,000,000 Peruvian Common Shares to extinguish a loan payable. In April 2002, Bradstone sold its remaining 4,552,500 Peruvian Common Shares for net proceeds of $2,343,923.

Trends

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Bradstone's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business. For discussion of trends following completion of the Arrangement, see "Bradstone (Post Arrangement)  Trends".

PROPRIETARY PROTECTION

Bradstone does not own any patents, trademarks or other intellectual property.

STATED BUSINESS OBJECTIVES

The business objectives which Amalco, as the surviving corporation, expects to accomplish are disclosed under "Bradstone (Post Arrangement) Business".

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Bradstone attached as Schedule "F" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

The following table sets forth selected quarterly financial information:
	Quarter Ended
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	Mar. 31, 2001
Interest and other Income	(26,726)	59,934	25,362	(56,521)
Net Income (Loss)	(6,695,625)	(175,010)	(128,080)	(178,909)
Net Income (Loss) Per Share	(0.82)	(0.02)	(0.02)	(0.02)
	Quarter Ended
	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	Mar. 31, 2000
Interest and other Income	(487,335)	(95,042)	15,690	226,595
Net Income (Loss)	(639,027)	(208,848)	(141,558)	99,493
Net Income (Loss) Per Share	(0.08)	(0.02)	(0.02)	0.01

The following table sets forth selected financial information for the fiscal years ended December 31, 2001, 2000 and 1999:
	Year Ended 31-Dec-2001 000's	Year Ended 31-Dec-2000 000's	Year Ended 31-Dec-1999 000's
Sales Gain (loss) on sale of investments Interest Other income	$(93) 141 8	$(228) 442 (554)	$(3) 401 (298)
Investment Income (loss)	56	(340)	100
Net earnings (loss)	(7,178)	(890)	(437)
Net earnings (loss), per share	(0.88)	(0.11)	(0.05)
Total assets	8,148	15,991	16,050
Long-term debt Construction loan facility Capital lease obligations Other non-current liabilities	- - -	- - -	- - -
Total long-term debt	Nil	Nil	Nil

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Bradstone is a merchant banking organization which focuses on investments in North America and international high-growth, emerging companies. Bradstone has a network which is comprised of its principals, partners and advisors who each have an established record for identifying, structuring and purchasing undervalued assets. These individuals have the requisite skill levels in analyzing businesses, establishing strategic plans and executing initiatives. Involvement can range from assisting with the search for appropriate management to participating in the financial development of small companies, including managing the process from being private to public.

Investments

The core portfolio did not change significantly in 2001, save that Bradstone acquired an interest in and advanced certain loans to OFN. Bradstone entered into agreements to acquire all of the issued shares of OFN, however, prior to closing, decided not to proceed with the acquisition. Bradstone owned 38.1% or 94,877,884 shares of OFN (the "OFN Shares") and held a promissory note ("Note") in the principal amount of US$430,000. The OFN Shares and the Note, together with accrued interest were exchanged for 1,029.78 shares of BA when OFN and BA merged. The 1,029.78 shares of BA currently represent 1.51% of the issued shares of BA. See also "Significant Acquisitions and Dispositions" and the Bradstone Financial Statements attached hereto as Schedule "E".

Spur Ventures Inc.

Spur Ventures Inc. ("Spur") (SVU:TSX Venture) is engaged in the development of an extensive phosphate deposit outside of Yichang City, China, through a joint venture with the Chinese government. The Yichang Project has proven and probable reserves of 436 million tons of ore and prospective reserves of 1.25 billion tons. A bankable feasibility study on the Yichang Project was completed in the last quarter of 2000. The study was conducted by Jacobs Engineering of Florida in collaboration with six international engineering firms. The report concluded that the Yichang Phosphate Project is technically and economically feasible. The study estimated the total initial capital cost for the Project at U.S.$371 million. Robert G. Atkinson, Gordon D. Ewart and W. David Black, directors of Bradstone are also members of the eight person board of directors of Spur. Mr. Atkinson is Chairman of the Board of Spur. Bradstone holds a 10.5% interest and A&E owns a 1.8% interest in Spur. Spur has recently engaged Triennex (Pty) Ltd. of South Africa to arrange total project financing. Spur has also had advanced discussions with potential joint venture partners and has instructed Jacobs Engineering to begin the next phase of engineering.

Peruvian Gold Limited

Bradstone sold all of its Peruvian Common Shares subsequent to its December 31, 2001 fiscal year end. For more information on Peruvian, pre-Arrangement, see "Peruvian Gold Limited" and for information on the continuing operations, post-Arrangement, see "Bradstone (Post-Arrangement)".

A&E Capital Funding Inc.

A&E (YAE:TSX Venture) is a specialized corporate finance organization which focuses on investments in North America and international emerging high-growth companies, principally in the financial service, manufacturing, technology, real estate and oil and gas sections. A&E also provides management services to its subsidiaries. Its wholly-owned subsidiary, Foothills Development Inc., is a single purpose company which owns 100% of Newborn Realty Corporation and a 50% interest in Laurel Development Corporation. The business of each of those companies is the Laurel Valley Real Estate Development Project located in the foothills of the Blue Ridge Mountains outside of Greenville, South Carolina. The project is comprised of approximately 245 acres subdivided into 450 single family residential lots which surround an existing 18-hole championship golf course designed by renowned golf course architect P.B. Dye. Bradstone holds a 16.7 % interest in A&E which in turn holds 45.3% of the total votes of the Bradstone Class A Shares and the Bradstone Class B Shares. Messrs. Atkinson and Ewart are directors of A&E. Mr. Atkinson is also Chairman of A&E and Mr. Ewart is President and CEO of A&E.

Boundary Creek Resources Ltd.

In 1997, Bradstone acquired a 16% interest in Harbour Petroleum Company Ltd., a cash rich oil and gas exploration company, which required extensive restructuring. The resultant company, Boundary Creek Resources Ltd., has been restructured and is now a viable junior oil and gas company operating in Western Canada. Bradstone currently owns a 9.6% interest in Boundary Creek Resources Ltd.

Results of Operations

Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

For the year ended December 31, 2001, Bradstone recorded interest income of $141,083, down from $442,116 in 2000. The decline was due to the liquidation of approximately $4 million in interest bearing notes receivable late in 2000. During February 2001, Bradstone sold 1,000,000 Peruvian Common Shares resulting in a realized capital gain of $255,164. Overall, realized capital losses for the year amounted to $93,498 versus a loss of $228,023 in 2000. Equity losses from a significantly influenced company amounted to $55,000, an improvement of $555,000 over the previous year.

Expenses increased by $175,316 to $725,164 largely due to increased legal and staffing costs. Bradstone pays a management fee to an agent, A&E, equal to 1.5% of assets under administration less certain recoverable amounts. During 2001, the fee amounted to $170,402 versus $175,831 the previous year.

Overall, Bradstone had a net loss, before extraordinary writedown of investments, of $669,663 which was an improvement of $220,277 over the previous year.

During the year, OFN was merged with BA resulting in Bradstone's investment in OFN being written down by $3,257,646. Bradstone also wrote down the carrying value of other investments by an additional $3,250,315, the largest of which was a $2,323,372 reduction in the shares of A&E. Overall writedowns amounted to $6,507,961. There were no writedowns in the year 2000.

Year Ended December 31, 2000 Compared To Year Ended December 31, 1999

For the year 2000, Bradstone recorded $442,116 in interest revenue which increased from $400,517 in 1999. Bradstone increased its ownership in Peruvian from 29.6% in 1999 to 33.15% in 2000. Bradstone recorded a loss of $610,000 in its equity ownership of Peruvian which was due to the write off of mineral properties and deferred costs. To finance the purchase of Peruvian Common Shares, a non-recourse loan was arranged and 1.0 million Peruvian Common Shares were provided as security.

Bradstone invested in certain technology securities in 2000 and subsequently disposed of certain securities which resulted in a loss of $228,023. Two U.S. technology companies remained in the portfolio with a combined book value of approximately $450,000.

During 2000, Bradstone completed an issuer bid and purchased for cancellation 23,500 Bradstone Class B Shares and 19,500 Bradstone Class A Shares for a total consideration of $37,310. Bradstone paid a management fee to A&E equal to 1.5% of assets under administration less certain recoverable amounts. The fee for 2000 was $175,831 compared to a fee of $105,742 in 1999. Bradstone reduced its general expenses by 29% over 1999. $55,815 was recorded as an accounting gain on Bradstone's U.S. investments due to the weakness of the Canadian dollar.

Year Ended December 31, 1999 Compared To Year Ended December 31, 1998

During 1999, Bradstone generated $444,000 in interest, fees and dividends, a reduction of $131,000 from 1998. The decrease was due to the reduction of interest-bearing loans and the investment of these funds in Bradstone's core investments. During 1999, Bradstone increased its ownership of Peruvian to 29.6% and therefore recorded the investment as an equity investment. Bradstone recorded a loss of $249,508 in the value of the Peruvian Common Shares, which is partially due to the write down by Peruvian of certain of its mineral properties.

Bradstone paid a management fee to A&E, equal to 1.5% of the market value of total assets under administration. During 1999, the fee was $105,742 compared to $224,110 in 1998. Bradstone reduced consulting fees paid in 1999 by 61.2% and general fees by 40.7% over those incurred in 1998. $91,884 was recorded as foreign exchange loss on Bradstone's U.S. investments due to the increase in the value of the Canadian dollar over the year.

During 1999, Bradstone repurchased for cancellation 49,500 Class B Shares and 61,500 Class A Shares.

Liquidity and Capital Resources

The main source of liquidity is the sale of securities held in the portfolio. During the year several smaller positions were liquidated. Subsequent to year end, Bradstone sold all of its holdings of Peruvian Common Shares for net proceeds of approximately $2.3 million. Also subsequent to year end, Bradstone entered into an agreement with Peruvian, Glenex and Stockscape for a business combination and reorganization. The resulting entity is expected to improve both liquidity and capital resources.

DIVIDEND POLICY

Bradstone has not paid dividends since its inception. Bradstone currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Bradstone consists of an unlimited number of First Preferred Shares, an unlimited number of Second Preferred Shares, an unlimited number of Multiple Voting Shares (the Bradstone Class B Shares) and an unlimited number of Subordinate Voting Shares (the Bradstone Class A Shares), in each case without nominal or par value. As of the date of this Information Circular, there were 4,109,690 Bradstone Class A Shares and 4,067,766 Bradstone Class B Shares and no First Preferred or Second Preferred Shares issued and outstanding, The holders of the Bradstone Class B Shares are entitled to receive dividends and to participate in the distribution of assets on winding up or liquidation of Bradstone rateably with the holders of the Bradstone Class A Shares subject to the rights of holders of any other class of shares of Bradstone entitled to receive dividends or to participate in the distribution of assets in priority to or rateably with the Bradstone Class B Shares. The holders of the Bradstone Class B Shares are entitled to five votes in respect of each Bradstone Class B Share held and the Bradstone Class A Shares are entitled to one vote per Bradstone Class A Share held.

The Bradstone Class B Shares are convertible at any time at the option of the holder into Bradstone Class A Shares on the basis of one Bradstone Class A Share for each Bradstone Class B Share held. The Bradstone Class A Shares are convertible into Bradstone Class B Shares in the event an offer to purchase the Bradstone Class B Shares is made to all or substantially all of the holders of Bradstone Class B Shares which is not made concurrently with an offer to purchase Bradstone Class A Shares that is identical to the offer to purchase the Bradstone Class B Shares in terms of price per share and percentage of outstanding shares to be taken up. In such event each Bradstone Class A Share is convertible into one Bradstone Class B Share during a specified period. An election to convert by a holder of Bradstone Class A Shares is deemed to also constitute an election to deposit the converted shares to the offer.

There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no special liquidation rights or pre-emptive rights. The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

SHARE AND LOAN CAPITAL

The following table sets forth the share and loan capital of Bradstone and Bradstone (Post Arrangement) as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by the Bradstone Financial Statements appearing elsewhere in this Information Circular:
Description of Class	Authorized	Amount Outstanding as at April 30, 2002	Amount Outstanding After the Arrangement
Bradstone Class A Shares	Unlimited(3)	4,109,690	24,364,452(2)
Bradstone Class B Shares (1)	Unlimited(3)	4,067,766	4,067,766
First Preferred Shares	Unlimited(3)	Nil	Nil
Second Preferred Shares	Unlimited(3)	Nil	Nil
Options	-	250,000	944,448(3)
Warrants	-	Nil	96,649(5)
Long term debt	-	Nil	Nil

(1) The Bradstone Class B Shares carry five votes per share.

(2) Assumes no exercise of Amalco Options, Amalco Warrants, Peruvian Options, Glenex Options, Stockscape Options or Stockscape Warrants prior to the effective date of the Arrangement.

(3) Bradstone currently has an unlimited number of each class of shares authorized but on completion of the Arrangement Bradstone (Post Arrangement) will have 100,000,000 shares of each class authorized.

(4) Includes the Amalco Options to be issued in exchange for Peruvian Options, Glenex Options and Stockscape Options.

(5) To be issued in exchange for the Stockscape Warrants.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capital of Bradstone since the date of the comparative financial statements for the most recently completed financial year.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

As at the date of this Information Circular, there are no outstanding options to purchase or acquire Bradstone Shares. A total of 750,000 Class A Shares may be granted under Bradstone's current stock option plan. At the Bradstone Meeting, approval will be sought for the 2002 Bradstone Stock Option Plan.

PRIOR SALES

The only shares issued by Bradstone during the twelve months preceding the date of this Information Circular were 24,700 Bradstone Class B Shares which were exchanged for 24,700 Bradstone Class A Shares pursuant to a right of exchange attached to the Bradstone Class B Shares.

STOCK EXCHANGE PRICES

The Bradstone Class A Shares and Bradstone Class B Shares are listed for trading on the TSX under the trading symbols BEP.A and BEP.B, respectively. The following table sets out the market price range and trading volume of the Bradstone Class A Shares and the Bradstone Class B Shares on the TSX for the periods indicated.

Bradstone Class A Shares
		High	Low	Volume
Year		($)	($)	(no. of shares)
2000	Second Quarter	0.60	0.50	24,300
	Third Quarter	1.21	0.65	394,100
	Fourth Quarter	1.30	1.00	249,051
2001	First Quarter	2.10	0.90	928,271
	Second Quarter	1.65	0.56	103,750
	Third Quarter	0.70	0.30	210,000
	October	0.42	0.25	74,000
	November	0.40	0.21	32,675
	December	0.42	0.28	155,300
2002	January	0.75	0.60	69,767
	February	0.90	0.60	386,900
	March	1.00	0.80	81,000
	April	1.25	0.50	1,220,400
	May 1 to 14	1.00	1.00	117,000

On May 16, 2002 the closing price of the Bradstone Class A Shares on the TSX was $1.00 per Bradstone Class A Share.

Bradstone Class B Shares
		High	Low	Volume
Year		($)	($)	(no. of shares)
2000	Second Quarter	0.60	0.50	13,100
	Third Quarter	1.20	0.70	28,700
	Fourth Quarter	1.25	1.00	164,251
2001	First Quarter	2.00	0.90	391,621
	Second Quarter	1.50	0.61	44,500
	Third Quarter	0.55	0.25	8,500
	October	-	-	-
	November	0.21	0.21	2,675
	December	0.28	0.26	53,000
2002	January	0.75	0.40	59,500
	February	1.00	0.86	3,900
	March	0.99	0.90	10,500
	April	1.35	0.61	344,284
	May 1 to 14	1.43	1.00	166,000

On May 16, 2002 the closing price of the Bradstone Class B Shares on the TSX was $1.00 per Bradstone Class B Share.

PERFORMANCE SHARES OR ESCROW SECURITIES

None of the issued and outstanding Bradstone Shares are performance shares or subject to escrow.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and senior officers of Bradstone, as at the Record Date, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to all voting securities of Bradstone were:
Shareholder Name(1)	Designation of Class	Number of Bradstone Shares (2)	Percentage of Class Before Arrangement	Percentage of Class After the Arrangement
A&E (3)	Class B	2,161,435	52.7%	26.09% (4)
	Class A	244,954	5.9%	1%
Asean Sales Inc.(5)	Class B	265,000	6.51%	6.51%
	Class A	1,120,000	11.98%	2.01%

(1) Information in this table is based on information provided to Bradstone's management by those named.

(2) Where persons listed on this table have the right to obtain additional Bradstone Shares through the exercise of Bradstone Options, these additional shares are not deemed to be outstanding for the purpose of computing the percentage owned. Percentages are based on the shares outstanding as of the Record Date.

(3) A&E is a public company of which Robert G. Atkinson and Gordon D. Ewart are controlling shareholders, directors and officers.

(4) A & E currently intends to sell 1,100,000 Bradstone Class B Shares to individuals who are to become insiders of Amalco on or before the closing of the Arrangement.

(5) Asean Sales Inc. is beneficially owned by David G. Nelson, Robert G. Atkinson and Gordon D. Ewart.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Bradstone and principal occupation of each of the directors and the executive officers of Bradstone.
Name, Position and Municipality of Residence	Principal Occupation for Past Five Years	No. and Class of Shares(1)	Percentage of Votes Prior to the Arrangement
Robert G. Atkinson (2) (4) West Vancouver, B.C. President, CEO & Director	President, CEO & Director, Bradstone, a public merchant banking firm, 1997 to present; President, CEO & Director, Peruvian, January 2001 to present; currently, Director, Trimin Capital Corp; Director Trimin Enterprises Ltd., Oct. 1992 to March 1999.	150,000 Class A(5) (6) 162,000 Class B(5)	3.92% (7)
Gordon D. Ewart (2) (3) Cobourg, Ontario Acting CFO & Director	Self-employed businessman and President, CEO & Director, A&E, 1994 to present; Director, Bradstone, Oct. 1992 to present.	106,000 Class A(5) 166,000 Class B (5)	3.83% (7)
W. David Black (2) (3) (4) Vancouver, B.C. Director	Partner, DuMoulin Black, Barristers & Solicitors.	Nil	Nil

(1) Shares beneficially owned, directly or indirectly or over which control or direction is exercised as at the date of this Information Circular, based upon information provided to Bradstone by individual directors.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

(4) Member of Corporate Governance Committee.

(5) Held directly except for the 150,000 Bradstone Class A Shares that are held by 403401 B.C. Ltd., a private merchant company controlled by the family of Robert G. Atkinson. In addition, Robert G. Atkinson, Gordon D. Ewart and David G. Nelson beneficially own all of the shares of Asean Sales Inc., a private company that owns 1,120,000 Bradstone Class A Shares and 265,000 Bradstone Class B Shares. Further, 244,954 Class A Shares and 2,161,435 Class B Shares are held by A&E, a corporation of which Gordon D. Ewart and Robert G. Atkinson are controlling shareholders, directors and officers. A&E holds approximately 14.5% of the issued shares of Global (GMPC) Holdings Inc. ("Global"), a TSX Venture listed public company, which holds 250,000 Bradstone Class A Shares. Robert G. Atkinson, Gordon D. Ewart and Robert J. Ewart are common directors of A&E and Global.

(6) Held by 403401 B.C. Ltd., a private investment company controlled by the family of R.G. Atkinson.

(7) Calculated as a percentage of the votes attached to the Bradstone Shares, each Bradstone Class A Share having one vote per share and each Bradstone Class B Share having five votes per share. See "Bradstone (Post Arrangement)  Directors and Officers" for disclosure of shareholdings of Bradstone on completion of the Arrangement.

Backgrounds of Management and Directors

See "Bradstone (Post Arrangement)  Directors and Officers" for information about backgrounds of management and directors after completion of the Arrangement.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of Bradstone is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied Bradstone access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Penalties or Sanctions

No director, officer, promoter or other member of management of Bradstone has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Individual Bankruptcies

No director, officer, promoter or other member of management of Bradstone has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

The directors of Bradstone are required by law to act honestly and in good faith with a view to the best interest of Bradstone and to disclose any interests which they may have in any project or opportunity of Bradstone. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Bradstone will participate in any project or opportunity, that director will primarily consider the degree of risk to which Bradstone may be exposed and its financial position at that time.

To the best of the Bradstone directors' knowledge, save as described herein, there are no known existing or potential conflicts of interest among Bradstone, its promoters, directors, officers or other members of management of Bradstone as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of Bradstone are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Bradstone will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with the Alberta Act and the Company Act (post Arrangement) will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See "Executive Compensation", "Interest of Management and Others in Material Transactions", "Other Material Facts" and "Material Contracts".

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Bradstone during the most recently completed financial year ended December 31, 2001.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to Bradstone for the three most recently completed financial years ended December 31, 2001, December 31, 2000 and December 31, 1999 to the extent required by the applicable Securities Acts in respect of each of the individual who was, as at December 31, 2001, the Chief Executive Officer (the "Named Executive Officer"). No other executive officer or employee of Bradstone received total salary and bonuses in excess of $100,000 during the relevant periods.

Summary Compensation Table
Annual Compensation	Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended Period Dec. 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)(1)	Restricted Common Shares of Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Robert G. Atkinson President and CEO	2001	32,000	-	-	-	-	-	-
	2000	48,000	-	-	100,000	-	-	-
	1999	48,000	-	-	-	-	-	-

(1) Figures represent options granted during a particular year.

Long Term Incentive Plan (LTIP) Awards

Bradstone did not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), was paid or distributed to the Named Executive Officer during the most recently financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

No stock options were granted by Bradstone during the most recently completed financial year.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table sets forth the end of year value of unexercised in-the-money options on an aggregated basis. The Named Executive Officer did not exercise any options during the most recently completed financial year.
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Dec. 31, '01 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's At Dec. 31, '01 ($) Exercisable/ Unexercisable
Robert G. Atkinson	Nil	Nil	100,000/0(1)	Nil/Nil

(1) These options have been cancelled.

Defined Benefit or Actuarial Plan Disclosure

Bradstone has no defined benefit or actuarial plans.

Termination Of Employment, Changes In Responsibility And Employment Contracts

Bradstone and its subsidiaries have no employment contracts with any Named Executive Officer.

Bradstone has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in Bradstone's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

Bradstone has no arrangements, standard or otherwise, pursuant to which directors are compensated by Bradstone for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

Bradstone grants incentive stock options to the officers, employees and directors. The Bradstone 2002 Stock Option Plan is proposed for adoption at the Meeting. See "Bradstone Annual General Meeting and Other Matters  Approval of Option Resolution". The purpose of granting options is to assist Bradstone in compensating, attracting, retaining and motivating the directors of Bradstone and to closely align the personal interests of such persons to that of the shareholders.

There were no individual grants of options to purchase securities of Bradstone made to the directors (excluding the Named Executive Officer) during the most recently completed financial year.

Management Contracts

Bradstone pays a management fee to A&E, a company with two common directors, equal to 1.5% of the value of total assets under administration. A&E holds approximately 45.3% of the aggregate voting rights attached to the Bradstone Shares. The duties and responsibilities of A&E include seeking out and making investment recommendations on appropriate investment opportunities and the management of all of Bradstone's assets to insure they are productively deployed, making recommendations on financial controls to protect Bradstone's assets and to insure that all necessary regulatory reports and tax returns are properly completed and providing all accounting services for Bradstone. During 2001, a fee of $170,402 was paid to A&E. At the closing of the Arrangement, Bradstone's management will assume all responsibilities formerly provided by A&E and the obligation to pay a management fee to A&E will be terminated.

Report on Executive Compensation

Bradstone's executive compensation program is based on a pay for performance philosophy and is designed to encourage, compensate and reward employees on the basis of performance, both in the short and the long term. Base compensation is set at levels that are generally low for the industry. The bulk of the compensation is derived from stock incentives. As the share price increases the executive is rewarded commensurably. It is intended that share ownership opportunities will align the interests of Executive Officers with the longer-term interests of shareholders based on the anticipated contribution of the Executive Officers for the benefit of Bradstone.

The responsibility for determining and administering the compensation policies and levels for Bradstone's executive officers resides with the Board of Directors based on the advice of the Compensation Committee.

Performance Graph

The following chart compares Bradstone's cumulative total shareholder return to the TSX 300 composite index (assuming reinvestment of dividends and considering a $100 investment in Bradstone's common shares):

	31-Dec-97	31-Dec-98	31-Dec-99	31-Dec-00	31-Dec-01
Bradstone Equity Partners, Inc.	$100.00	$60.00	$40.00	$80.00	$32.00
TSX 300	$100.00	$97.35	$125.39	$133.35	$114.76

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to Bradstone's business.

Nature of the Securities

The purchase of Bradstone Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The Bradstone Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Bradstone Shares should not constitute a major portion of an investor's portfolio.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Bradstone will need to raise additional funds to finance its business and there is no assurance that Bradstone will be able to raise such funds.

Dependence on Management

Bradstone is very dependent upon the personal efforts and commitment of its existing and new management, who are responsible for the future development of Bradstone's business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Bradstone could result, and other persons would be required to manage and operate Bradstone.

Early Stage Development

Bradstone is at an early stage of development and it has not begun to generate significant revenues from its operations. Since its date of incorporation, Bradstone has accumulated losses and may continue to incur losses unless and until such time as it generates sufficient revenues to fund its continuing operations. Bradstone has never paid a dividend and does not anticipate paying any dividends for the foreseeable future. There can be no assurance that Bradstone's business will be profitable.

Limited Operating History

Bradstone commenced operations as an investment and merchant banking company in 1997 and its business model is still in an evolving stage. The ability of Bradstone to sustain revenue and income in this market segment is unproven, and Bradstone's limited operating history makes an evaluation of Bradstone and its prospects difficult. Bradstone and its prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the merchant banking field.

Possible Volatility of Stock Price

The market price of Bradstone's shares after completion of the Arrangement could be subject to wide fluctuations in response to factors such as actual or anticipated variations in Bradstone's results of operations, changes in financial estimates by securities analysts, general market conditions and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may adversely affect the market price of Bradstone's shares.

Foreign Exchange/Currency of Operations

Bradstone's operations will be exposed to foreign exchange fluctuations and foreign exchange fluctuations could have a significant adverse effect on its results of operations. Bradstone does not hedge its foreign currency operations.

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained herein are in regard to matters that are not historical facts and are forward-looking statements and, because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

Economic Conditions

Unfavourable economic conditions may negatively impact new business origination volume and the credit quality of loans that Bradstone makes. A negative impact in the value of Bradstone's portfolio would likely have a negative impact on the market price of Bradstone's Shares. Unfavourable economic conditions could also increase Bradstone's financing costs, decrease net income, limit access to capital markets and negatively impact any credit facilities extended to Bradstone.

Fluctuations in Interest Rates

The operating results and cash flow of Bradstone will depend to a great extent upon the levels of net interest income, which is the difference between total interest income earned on earning assets and total interest expense paid on interest-bearing liabilities. The following factors could adversely affect net interest income: (i) a decrease in the volume of earning assets; (ii) a decrease in the interest rates earned on earning assets; (iii) an adverse change in the mix of earning assets; (iv) an increase in the volume of interest-bearing liabilities; and (iv) an increase in the interest rates paid on interest-bearing liabilities.

A significant increase in market interest rates, or, in the case of floating-rate borrowers, the perception that an increase may occur, could adversely affect Bradstone's ability to originate new finance receivables. Bradstone's non-earning assets and write-offs could also increase because floating-rate borrowers may be unable to meet higher payment obligations. Conversely, a decrease in market interest rates could cause an acceleration in the prepayment of owned and managed finance receivables. In addition, if there are changes in (i) market interest rates; (ii) the relationship between short-term and long-term interest rates; or (iii) the relationship between different interest rates indices that affect the interest rates earned on interest-earning assets differently than the interest rate paid on interest-being liabilities, Bradstone may experience an increase in interest expense relative to interest income.

Allowable for Losses on Receivable

Bradstone's allowance for loss on receivables may be inadequate to protect against losses in its receivables portfolio due to (i) misjudgement by management of the potential losses in Bradstone's receivables portfolio; (ii) unanticipated adverse changes in the economy generally; or (iii) discrete events that adversely affect specific customers, industries or markets.

If the allowance for losses on receivables is insufficient to cover losses in Bradstone's receivables portfolio, business, financial position or results of operations of Bradstone could be materially adversely affected.

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Bradstone has not entered into any Sponsorship or Fiscal Agency Agreements.

INVESTOR RELATIONS ARRANGEMENTS

Bradstone has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Bradstone or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future with respect to its securities.

PROMOTER

There is no person who may be considered a promoter of Bradstone within the meaning of securities legislation applicable to Bradstone.

LEGAL PROCEEDINGS

Bradstone is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated except as follows.

On March 22, 2002, Bradstone was named together with Robert G. Atkinson, A&E and 403401 B.C. Ltd. as Defendants in an action in the Supreme Court of British Columbia in which action 502202 B.C. Ltd., a private company controlled by Thomas Kusumoto, is the Plaintiff. The action claims a balance due for consulting services provided by 502202 B.C. Ltd. in 1996, and consulting services provided as aforesaid in 1998. The action also seeks a declaration for the sale of shares alleged to have been pledged by 403401 B.C. Ltd. as security for the claimed sums. Bradstone intends to fully defend this claim.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of Bradstone and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Bradstone's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect Bradstone except as disclosed herein or elsewhere in this Information Circular:

(a) Certain directors and officers of Bradstone are also directors and officers of Peruvian and of A&E, hold shares in these companies and will continue as directors and officers of Bradstone (Post Arrangement) and may directly and indirectly benefit from the Arrangement by their ownership of shares in these companies and through their roles as directors and officers;

(b) A&E currently intends to sell up to 1,100,000 of its Bradstone Class B Shares priced within the context of the market to certain proposed insiders of Amalco, including A. Murray Sinclair, a director and officer of Glenex and a director of Stockscape, to Brian E. Bayley, a director of Glenex, and to A. Richards (Rick) Rule, an insider of Stockscape, who will become insiders of Amalco.

(c) In April 2002, Bradstone sold through the facilities of the TSX Venture the 4,552,500 Peruvian Common Shares which it owned which caused Bradstone and Peruvian to cease to be Related Parties.

(d) Certain directors and officers of Bradstone may directly or indirectly benefit through their ownership of Bradstone Shares.

(e) During 1999, Peruvian provided a guarantee to a financial institution in respect of obligations and liabilities under a letter of credit provided to A&E, the controlling shareholder of Bradstone. A&E's primary asset is a golf course and housing development in South Carolina. Bradstone was a significant shareholder of Peruvian until Bradstone sold all of its Peruvian Common Shares in April 2002. Bradstone also owns greater than 10% of the shares of A&E and A&E is the controlling shareholder of Bradstone. The guarantee is presently held by HSBC Securities (Canada) Inc. and is currently for an amount of approximately U.S.$2.4 million. A&E has provided, as security for the guarantee, an unregistered assignment of mortgage on the South Carolina Property. A&E paid an initial fee of US$50,000 and agreed to pay Peruvian a fee US$10,000 per month for each month that the guarantee is outstanding. During 2001, Peruvian recorded a fee of $185,862 (US$120,000) which fee remains outstanding as of the date of this Information Circular and continues to accrue at US$10,000 per month. The guarantee remains outstanding;

(f) Consulting fees of $170,402 were paid by Bradstone to A&E in 2001, calculated as 1.5% of assets under administration less certain recoverable amounts;

(g) On February 1, 2001, Bradstone transferred 1,000,000 Peruvian Common Shares to a lender to satisfy a loan and acquired interest;

(h) During 2001, $138,814 in financing fees were charged by Bradstone to Watersave Logic Corp., a company with common directors and officers These fees were paid to Bradstone through the issuance of 926,090 shares by Watersave Logic Corp. on January 14, 2002 to Bradstone. Robert G. Atkinson is President, CEO and a director of Watersave Logic Corp.;

(i) Investments in the shares of A&E, Peruvian and Spur were written down during the fiscal year ended December 31, 2001. Bradstone holds approximately 10.5% of the issued shares of Spur and A&E holds approximately 1.8% of the issued shares of Spur. Robert G. Atkinson, Gordon D. Ewart and W. David Black, directors of Bradstone are also members of the eight person board of directors of Spur. Mr. Atkinson is Chairman of the Board of Spur.

Mr. Robert G. Atkinson is the President, CEO and a director of Bradstone, the President, CEO and a director of Peruvian, and the Chairman and a director of A&E. Mr. W. David Black, is a director and shareholder of Peruvian and a director of Bradstone. Mr. Gordon D. Ewart is the President and a director of A&E, a director of Peruvian, and a director and acting CFO of Bradstone. Messrs, Atkinson and Ewart have shareholdings in each of Peruvian, Bradstone and A&E. A&E currently holds 45.3% of the total votes of the Bradstone Class A Shares and Bradstone Class B Shares. Bradstone no longer holds any Peruvian Common Shares. See "Bradstone Equity Partners, Inc.  Directors and Officers", "Peruvian Gold Limited  Directors and Officers" and "Bradstone (Post Arrangement)  Directors and Officers".

RELATIONSHIP BETWEEN BRADSTONE AND PROFESSIONAL PERSONS

There is no beneficial interest, direct or indirect, in any securities or property of Bradstone or of an associate or affiliate of Bradstone, held by a professional person as referred to in section 106(2) of the Rules under the Securities Act (British Columbia) to the knowledge of Bradstone.

AUDITORS

The auditors of Bradstone are BDO Dunwoody LLP, Chartered Accountants, of Oakville, Ontario.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Bradstone Shares is Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

MATERIAL CONTRACTS

The only agreements or contracts that Bradstone has entered into within the past two years which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement dated April 5, 2002 among Bradstone, Peruvian, Glenex and Stockscape.

A copy of any material contract or report may be inspected at any time up to the Bradstone Meeting during normal business hours at the business office at Suite 1103  1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3.

OTHER MATERIAL FACTS

There are no other material facts relating to Bradstone and not disclosed elsewhere in this Information Circular.

PERUVIAN GOLD LIMITED

The following information is provided by Peruvian, is presented on a Pre-Arrangement basis and is reflective of the current business, financial and share capital position of Peruvian. See "Bradstone (Post-Arrangement)" for pro forma business, financial and share capital information for Peruvian, and the other amalgamating companies post Arrangement.

NAME AND INCORPORATION

Peruvian was incorporated under the laws of British Columbia on February 15, 1971, under the name of St. Joe Mines Ltd. (N.P.L.). On April 18, 1973, Peruvian changed its name to Lord River Gold Mines Limited (N.P.L.) and on May 25, 1981, Peruvian changed its name to Lord River Gold Mines Limited. On July 2, 1992, Peruvian changed its name to Aquamin Resources Inc., consolidated its issued and unissued share capital on a one for four basis and increased its authorized capital to 20,000,000 common shares without par value. On December 3, 1993, Peruvian adopted a new form of Articles. On May 10, 1994, Peruvian changed its name to Peruvian Gold Limited. On October 31, 1996, Peruvian increased its authorized capital to 100,000,000 common shares without par value. On completion of the Arrangement, Peruvian will cease to exist as a separate company and its assets and operations will be held by and conducted through Amalco. See "Bradstone (Post Arrangement)".

Peruvian is currently listed on the TSX Venture as a Tier 1 issuer and its shares trade under the symbol "PVO". Peruvian's head office is located at 1103  1166 Alberni Street, Vancouver, British Columbia V6E 3Z3 and its registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5.

INTERCORPORATE RELATIONSHIPS

Peruvian has two wholly-owned subsidiaries. Kay Metals Ltd. ("Kay Metals") was incorporated on December 3, 1993 under the laws of the Islands of Barbados and has one wholly-owned subsidiary, Minas Dixon SA ("Minas Dixon"), incorporated on April 18, 1995, under the laws of Peru. The following chart illustrates inter-corporate relationships and the jurisdictions of incorporation of Peruvian and its active subsidiaries.
Peruvian Gold Limited (British Columbia)
100%
Kay Metals Ltd. (Barbados)
100%
Minas Dixon SA (Peru)

GENERAL DEVELOPMENT OF THE BUSINESS  THREE YEAR HISTORY

Peruvian was engaged in the acquisition and exploration of mineral properties, with its mineral operations primarily in Peru, until 2000. Commencing in 1993, Peruvian explored various mineral exploration projects. The initial exploration targets concentrated on gold prospects in Peru. Subsequently, Peruvian expanded its exploration program to include Canada and Ecuador. During 1996, Peruvian abandoned the majority of its Canadian properties. In 1997, Peruvian terminated its option to obtain an interest in a property located in Ecuador and abandoned its remaining Canadian properties. In 1998, Peruvian focussed its efforts on the Lara, Tingo and Ollachea properties in Peru. The Tingo and Ollachea properties have since been abandoned by Peruvian.

Throughout 1997 and early 1998, Peruvian reviewed a number of prospects and companies which held various exploration and advanced exploration stage properties. During the course of its review, Peruvian identified Gabriel Resources Ltd. ("Gabriel"), a publicly-traded junior mining company holding a portfolio of gold exploration properties in Romania, as a potential acquisition candidate and made a share exchange takeover bid for Gabriel. Due to the complexity of the proposed transaction, Peruvian was unable to obtain the necessary approvals within Gabriel's time constraints. As a result, the bid for Gabriel was terminated on April 24, 1998 by mutual agreement.

Effective March 15, 1999, Peruvian entered into a letter of intent with Silvertip Mining Corporation ("Silvertip"), a wholly-owned subsidiary of Imperial Metals Corporation ("Imperial Metals"), whereby it was granted an option to earn a 60% interest in the Silvertip Prospect, located in northern British Columbia, by spending $5 million by March 2002. During fiscal 1999 and 2000, Peruvian funded approximately $2 million on a work program on the Silvertip Prospect managed by Imperial Metals which included a 3,200 meter underground drill program completed in February 2000. In November 2000, Peruvian withdrew from the project after determining there was insufficient tonnage of proven ore to warrant a production decision without conducting further work programs. As these programs would have cost in excess of $5 million without any assurance of success, and because of poor metal prices, Peruvian decided to return the project to Imperial Metals.

Since mid 2000, Peruvian has carried on certain merchant banking activities and has invested its funds in a variety of business ventures and investments. In July 2000, Peruvian entered into an agreement with Patriot Computer Corporation ("Patriot") for a business combination and reorganization of Peruvian and Patriot, a private company which manufactured and marketed computer systems. Consummation of the proposed business combination would have resulted in a significant change in the business of Peruvian. Throughout the remainder of 2000, Peruvian and Patriot worked towards completion of the business combination. In December 2000, Peruvian was informed that Patriot was assigned into bankruptcy and accordingly, Peruvian did not proceed with the agreement.

As of the date of this Information Circular, Peruvian holds interests in mineral properties in Peru. Peruvian has assessed these holdings and has determined to maintain certain of the properties. Peruvian has no immediate plans to conduct further exploration activities.

During fiscal 2001, Peruvian did not conduct or participate in any exploration of its mineral properties. Peruvian assessed its cash reserves on hand in excess of its budgeted holdings and maintenance costs and corporate and administrative overheads. As a result, management of Peruvian reviewed alternative investments and opportunities to generate a higher return on its excess cash reserves.

In January 2001, Peruvian provided a $350,000 loan to Nikos, a company listed on the TSX Venture (the "Nikos Loan"). The Nikos Loan was subsequently assigned to three parties who were at arms-length to Peruvian (the "Assignees"). The Nikos Loan and accrued interest, at the rate of Bank of Montreal prime plus 4% per annum, are payable on the earlier of the completion of a business reorganization by Nikos or May 31, 2002, and are also repayable under some circumstances by the transfer by the Assignees of 3.5 million Nikos shares to Peruvian. Peruvian holds options to purchase a further 349,998 shares of Nikos at a price of $0.35 per share on or before February 7, 2004. Peruvian also purchased energy trust units and equity securities. Net additions for fiscal 2001 were approximately $2.3 million.

Peruvian owns 100,000 shares of Hilton Petroleum Ltd. and 509,500 shares of Boundary Creek Resources Ltd. which are listed on the TSX Venture. Certain of the directors and officers of Peruvian hold positions as directors and officers of these companies.

SIGNIFICANT Acquisitions and Dispositions

There have been no significant acquisitions or dispositions by Peruvian within the last fiscal year.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Peruvian's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business. For discussion of trends following completion of the Arrangement, see "Bradstone (Post Arrangement)  Trends".

DESCRIPTION OF THE BUSINESS

Peruvian has historically carried out mineral exploration and development and holds a number of mineral properties in Peru but is presently not carrying on any exploration activity. Peruvian has financed its activities with the proceeds from share issues, interest income and joint ventures. Since mid 2000, Peruvian has carried on certain merchant banking activities and has invested its funds in a variety of business ventures and investments.

PROPERTIES

Until 2000, Peruvian's operations focussed on the exploration of its properties and the discovery of silver, lead, zinc, gold and copper mineralization. As of the date of this Information Circular, Peruvian had not located any commercially viable reserves on its properties.

Peru  Lara Prospect

Pursuant to an agreement dated October 5, 1994 between Peruvian, through Minas Dixon, and Jaime Valdivia, Peruvian acquired a 100% interest in nine mining petitions comprising 5,400 hectares located in the Ayacucho Department of southern Peru (the "Lara Prospect") approximately 40 km east of the Pan American highway, 400 km southeast from Lima. In consideration therefor, Peruvian agreed to make staged cash payments to Mr. Valdivia in the aggregate amount of US$55,000 over a period of four years, the total of which has been paid. If the Lara Prospect is maintained by Peruvian, Mr. Valdivia will be entitled to receive a final payment of US$500,000 in cash or shares of Peruvian, at the election of Minas Dixon, on commencement of commercial production from any mineral deposit within the claim area. Any issuance of shares of Peruvian to Mr. Valdivia will be subject to filing an acceptable engineering report with the TSX Venture. Under the mining laws of Peru, Peruvian will retain a 100% right to these concessions provided that Peruvian pays renewal fees, currently US$2 per hectare per annum, by June 30th of each year.

Twenty-four drill holes totalling 2,876 meters have been drilled in three programs since May 1997 comprising 2,742 meters of reverse circulation and 134 meters of diamond drilling. A rock sampling program conducted west of Mina de Socos in August 1999 yielded elevated copper values from bedrock identical to the leached cap found at the main Lara zone. This area lies about 800 meters east of the drill limit on the Lara system.

In order to test the potential of the Lara area, a combined reverse circulation and diamond drilling program would be required. Peruvian is considering various options respecting the property.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Peruvian and related notes included in this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

The following table sets forth selected unaudited quarterly financial information:
	Quarter Ended
	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
Interest and other Income	$170,087	$140,400	$325,870	$193,697
Net Earnings (Loss)	76,384	(333,653)	(122,562)	(60,413)
Net Earnings (Loss) Per Share	0.00	(0.02)	(0.01)	(0.00)
	Quarter Ended
	December 31, 2000	September 30, 2000	June 30, 2000	March 31, 2000
Interest and other Income	$132,201	$165,285	$179,020	$163,451
Net Earnings (Loss)	(702,333)	(1,552,553)	(697)	13,253
Net Earnings (Loss) Per Share	(0.04)	(0.10)	(0.00)	0.00

The following table sets forth selected financial information for the fiscal years ended December 31, 2001, 2000 and 1999:

(in 000's)

	12 Months Ending December 31, 2001 (Audited)	12 Months Ending December 31, 2000 (Audited)	12 Months Ending December 31, 1999 (Audited)
Revenue	Nil	Nil	Nil
Interest and Miscellaneous Income	830	640	721
Net Income (Loss)	(440)	(2,242)	(1,970)
Net Income (Loss) per Share	(0.03)	(0.14)	(0.13)
Working Capital	9,442	9,831	9.898
Capital Assets	455	506	548
Mineral Properties	600	600	1,619
Long Term Debt	Nil	Nil	Nil
Shareholders' Equity Dollar Amount	10,497	10,937	12,065
Shareholders' Equity Number of Securities	16,747	16,747	15,227
Total Assets	$10,526	$10,979	$12,136

Management Discussion and Analysis

Overview

To date, Peruvian has not generated sufficient cashflow from operations to fund ongoing operational requirements and cash commitments. Peruvian has financed its operations principally through the sale of its equity securities. Peruvian believes it has sufficient capital and liquidity to finance current operations. See "Results of Operations" and "Liquidity and Capital Resources" below.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

During the year ended December 31, 2001, Peruvian reported a net loss of $440,244 compared to a net loss of $2,242,330 for the comparable period in 2000.

Expenses incurred during 2001 increased by $21,148, from $816,712 in 2000 to $837,860 in 2001. In January 2001, Peruvian made a termination payment of $240,000 to the former President of Peruvian pursuant to his employment contract. In addition, during 2001 a severance payment of $18,000 was paid to a former employee. Management of Peruvian is now provided primarily by consultants. During 2001, Peruvian paid $85,000 for management services provided through a management contract with a private corporation owned by the President of Peruvian. No management fees were charged in 2000. Audit, legal and professional fees increased from $65,839 in 2000 to $116,938 in 2001, primarily due to increased legal activities. General exploration expenses decreased by $165,769, from $345,481 in 2000 to $179,712 in 2001, reflecting Peruvian's decision to restrict its activities on the Lara Prospect to funding maintenance and holding costs. In addition in 2001, investor relations and travel costs decreased by $16,390 and $35,918, respectively, while office rent, utilities and miscellaneous expenses increased by $15,687.

Interest and miscellaneous income reported in 2001 increased $40,363 from $639,957 in 2000 to $680,320 in 2001. During 2001, Peruvian recorded $454,450 interest and dividend income, and $40,008 interest income and commitment fees obtained from a bridge loan provided by Peruvian to Nikos in January 2001. The bridge loan bears interest at bank prime plus 4% per annum. Peruvian also recorded $185,862 as a loan guarantee for the provision of a guarantee for A&E. During the second quarter of 2001, Peruvian realized a gain of $149,734 from the sale of income trusts which were purchased in the beginning of 2001. During 2001, Peruvian recorded a write-down of $690,438 reflecting a decrease in value of its short-term investments.

During 2001, Peruvian reported an unrealized foreign exchange gain of $258,000 compared to a gain of $182,813 in 2000. Peruvian holds a portion of its cash and short-term investments denominated in US currency.

During 2001, Peruvian did not conduct any exploration activities on its mineral properties. Expenditures during this period were restricted to maintenance and holding costs. All costs during 2001 were charged to operations. During 2000, Peruvian spent $627,650 in exploration of its mineral properties, primarily on the Silvertip Project.

Year Ended December 31, 2000 Compared To Year Ended December 31, 1999

During 2000, Peruvian reported a net loss of $2,242,330 ($0.14 per share), compared to a net loss of $1,970,001 ($0.13 per share) reported in 1999.

Expenses incurred in 2000 by Peruvian decreased by $188,432, approximately 19%, from $1,005,144 in 1999 to $816,712 in 2000. The decrease was primarily attributable to significant fluctuations in the following categories: (i) increase of $61,373 in administration salaries due to increased salaries and reduced allocation in 2000 of the salary attributable to the former President of Peruvian to exploration activities; (ii) increase of $12,500 in directors fees paid in 2000; (iii) decrease of $293,608 in general exploration due to reduced activities by Peruvian in identifying and reviewing resource properties; (iv) increased travel costs in reviewing non-mining business opportunities; and (v) general increase in office costs.

Interest and miscellaneous income reported in 2000 decreased $80,545, from $720,502 in 1999 to $639,957. The decrease was attributed to lower interest income generated in 2000 from reduced interest rates obtained. Interest income earned in 1999 was $598,337, compared to $461,745 in 2000. Peruvian also received miscellaneous income of $178,212 in 2000 for the provision of a guarantee, compared to $122,165 in 1999.

Peruvian reported a foreign exchange gain of $182,813 in 2000, compared to a loss of $340,429 in 1999. Peruvian holds a portion of its cash and short term investments denominated in US currency. The exchange gain in 2000 was due to the effect of the weakening of the Canadian currency compared to the US currency in 2000 on Peruvian's US denominated holdings.

During 2000, Peruvian agreed to a plan of arrangement for a business combination with Patriot. The proposed transaction was terminated in December 2000 and Peruvian recorded $596,933 costs relating to the abandoned business combination. These costs comprised of legal, accounting, fiscal agency fees and associated printing and mailing costs.

During 2000, Peruvian incurred a total of $784,650 in mineral property exploration expenditures relating to the Silvertip Prospect. In November 2000, Peruvian terminated the option to earn an interest in Silvertip and wrote off costs of $1,651,455. During 1999, Peruvian wrote off costs of $1,349,704, reflecting the write-down of the Lara Prospect to $600,000, the write-off of costs relating to the Aqua Verde Prospect and the accumulated value added taxes for costs incurred in Peru.

Year Ended December 31, 1999 Compared To Year Ended December 31, 1998

During 1999, Peruvian reported a net loss of $1,970,001 ($0.13 per share), an increase of $437,467 from the net loss of $1,532,534 ($0.11 per share) reported in 1998.

Interest and miscellaneous income increased from $654,671 in 1998 to $720,502 in 1999, an increase of $65,831. The increase in 1999 was directly attributable to $122,165 of fees generated by Peruvian for financial guarantees provided on behalf of A&E during 1999. The increase was partially offset by lower interest income as a result of lower levels of cash and short-term investments held in 1999.

Peruvian reported a foreign exchange loss of $340,429 in 1999, compared to a foreign exchange gain of $436,478 in 1998. Peruvian holds a portion of its cash and short-term investments denominated in U.S. currency. The exchange loss in 1999 was due to the effect of the strengthening of the Canadian dollar in 1999, compared to the United States dollar, on Peruvian's holdings in United States cash and short-term investments.

During 1998, Peruvian initiated an offer to acquire the common shares of Gabriel Resources Ltd. The acquisition was abandoned and Peruvian incurred costs of $435,446, mainly comprising legal, accounting, fiscal agency fees and printing and mailing costs associated with the abandoned acquisition.

Excluding the write-off of mineral properties and deferred costs, Peruvian's expenses increased by $274,286, approximately 38%, from $726,084 in 1998 to $1,000,370 in 1999. The net increase was attributable to significant fluctuations in the following categories: (i) decrease of $68,061 in audit, legal and professional fees due to decreased corporate activities; and (ii) increase of $331,105 in general exploration and $12,674 in travel expenses as a result of increased activities by Peruvian in identifying and reviewing resource properties.

Mineral property expenditures and deferred costs incurred and capitalized by Peruvian during 1999 were $1,081,198, a decrease of $157,425 from 1998, when Peruvian spent $1,238,623. Activities conducted in 1999 were primarily directed towards the Silvertip Deposit, where Peruvian spent $1,019,187, net of the British Columbia Mining Exploration Tax Credit of approximately $255,000, on option payments and a surface and underground drill program.

In 1999 Peruvian wrote-off certain of its mineral properties and deferred costs by $1,349,704, compared to $1,462,153 in 1998. During 1999, Peruvian reviewed the carrying values of the Lara Prospect and determined to write-down the carrying cost by $532,965, to $600,000, to reflect management's estimate of the intrinsic value of the Lara Prospect. Peruvian also wrote off $372,142 of costs relating to the Aqua Verde Prospect and $444,597 relating to value added taxes for costs incurred in Peru.

Liquidity and Capital Resources

Generally, Peruvian's cash and short-term investments are in Canadian dollars; however, Peruvian holds a portion of its cash and short-term investments in U.S. dollars.

In management's view, given the nature of Peruvian's operations, the most meaningful financial information relates primarily to current liquidity and solvency. Peruvian's financial success will be dependent upon the extent to which it can realize returns on its investments and business ventures or, if exploration activity is recommenced, discover mineralization and the economic viability of developing its mineral properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by Peruvian is largely dependent upon factors beyond Peruvian's control such as the market value of the metals produced.

Peruvian's historical capital needs have been met by equity subscriptions. Management believes that it has sufficient working capital to meet scheduled property payments, as described in "Description of Properties", and to meet its administrative and overhead expenses anticipated over at least the next 12 months. During fiscal 2001, Peruvian funded approximately $180,000 for holding costs, care and maintenance and other costs related to the Peruvian prospects. In addition, Peruvian anticipates spending approximately $300,000 for administrative and other operating expenditures. However, Peruvian's management may elect to acquire new projects, business or interests, at which time Peruvian may require additional equity financing to fund overhead and maintain its interests in current projects, business or interests or may decide to relinquish certain of its properties or allow its interest to be diluted pursuant to the terms of the respective joint venture agreements. Peruvian does not expect to receive income from any of its exploration properties in the foreseeable future as it is not carrying out any exploration activities. It does not have interests in various ventures and investments for which it may receive returns. Peruvian does not now and does not in the future expect to engage in currency hedging to offset any risk of currency fluctuations. Inflation has not had a significant impact on Peruvian's continuing operations in the past three fiscal years. Peruvian does not expect inflation and changing prices to have a significant impact on its future operations.

Peruvian is not aware of any trends, demands, commitments, events or uncertainties arising from its mineral properties which will result in, or which are reasonably likely to result in Peruvian's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in Peruvian's liquidity are substantially determined by the success or failure of Peruvian's exploration programs or its acquisitions of further projects.

Peruvian's total assets have decreased $453,713, from $10,979,379 at December 31, 2000 to $10,525,666 at December 31, 2001. The decline in assets was due to the loss recorded during the year ended December 31, 2001. As at December 31, 2001, Peruvian had working capital of $9,441,706.

Amounts receivable and prepaids decreased from $300,802 at December 31, 2000 to $232,959 at December 31, 2001. The decrease is primarily due to the receipt of the mining tax credit on the Silvertip Project.

Accounts payable and accrued liabilities decreased from $42,633 at December 31, 2000 to $29,164 at December 31, 2001. No individual item comprising accounts payable and accruals decreased substantially.

Management has continued to review its holdings of cash and cash-like instruments, with a view to generate a higher yield. During the year ended December 31, 2001, Peruvian provided a $350,000 bridge loan to Nikos. Management of Nikos is currently restructuring Nikos and Peruvian has agreed to the extension of the repayment of the bridge loan and all accrued interest. In addition, during 2001 Peruvian deployed approximately $3.7 million in the purchase of securities. Part of the portfolio was sold during the second quarter of 2001 for $1.4 million, resulting in a gain of $149,734. A $690,430 write-down was made for the year ended December 31, 2001, to reflect a decrease in the value of the portfolio.

During 1999, Peruvian provided financial a guarantee in support of A&E. As of the date of this Information Circular, a guarantee to a financial institution for an amount of approximately U.S.$2.4 million remains outstanding. A&E has provided, as security for the guarantee, an unregistered assignment of a mortgage. See "Interest of Management in Certain Transactions", "Risk Factors", "Conflicts of Interest" and "Indebtedness of Directors, Officers, Promoters and Other Management".

DIVIDEND POLICY

Peruvian has not paid dividends since its inception. Peruvian currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

Authorized and Issued Share Capital

The authorized capital of Peruvian consists of 100,000,000 Peruvian Common Shares, of which 16,747,466 Peruvian Common Shares were issued and outstanding as at the date of this Information Circular.

Holders of Peruvian Common Shares are entitled to one vote per share at all meetings of Peruvian Shareholders. Holders of Peruvian Common Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Peruvian available for distribution to holders of Peruvian Common Shares in the event of liquidation, dissolution or winding-up of Peruvian. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of Peruvian Common Shares.

Share And Loan Capital

The following table and the notes thereto set forth the share and loan capital of Peruvian as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by reference to the Peruvian financial statements appearing elsewhere in this Information Circular.
Designation of Security	Authorized	Amount Outstanding as at April 30, 2002 (1)(2)	Amount Outstanding after giving effect to the Arrangement (1) (3)
Peruvian Common Shares	100,000,000	16,747,466	Nil

(1) All figures set out are unaudited.

(2) These figures do not include Peruvian Common Shares which may be issued upon exercise of any outstanding Peruvian Options to purchase a total of 976,500 Peruvian Common Shares.

(3) On completion of the Arrangement, Peruvian shall cease to exist as a separate company and its shares will ultimately be exchanged for Amalco Class A Shares. See "Bradstone (Post Arrangement)  Share and Loan Capital".

consolidated Capitalization

There has been no material change in the share and loan capital of Peruvian since the date of the comparative financial statements for the most recently completed financial year.

Options and Other Rights to Purchase Shares

As at the date of this Information Circular, Peruvian has granted various persons rights to purchase or acquire an aggregate of 976,500 Peruvian Common Shares under options at exercise prices ranging from $0.45 to $0.70 per share with expiry dates ranging from April 12, 2004 to March 4, 2007. Upon completion of the Arrangement, all outstanding Peruvian Options will be converted to Amalco Options on the basis of one Amalco Option for each 1.7156 Peruvian Options at an exercise price 1.7156 times the original price of the Peruvian Option.

The following table sets out all options which are held by all current executive officers of Peruvian and its subsidiaries as a group, all Directors (but not executive officers) as a group, and all employees as a group, as follows:
Optionees	Number of Common Shares Subject to Options(1)	Exercise Price	Market Value of Securities on the Date of Grant	Number in the Group
Executive Officers and Past Executive Officers	296,000 154,000	$0.45 $0.70	$0.44 (2) $0.51 (2)	3
Directors and Past Directors who were not Executive Officers	400,000	$0.45	$0.44 (2)	2
Employees	126,500	$0.70	$0.51 (2)	6

(1) All of the Peruvian Options are non-transferable. All of the stock options terminate on the earlier of the expiry date or the 30th day following the day on which the option holder ceases to be either a director, officer or employee, as the case may be, of Peruvian except certain Peruvian Options (50,000 Peruvian Common Shares) granted to one employee which will remain outstanding until their expiry date.

(2) Market value on the date the options were repriced, being January 23, 1999.

PRIOR SALES

Peruvian has not issued any Peruvian Common Shares during the twelve months preceding the date of this Information Circular.

stock exchange priceS

Peruvian Common Shares are listed and posted for trading on the TSX Venture. The following table sets out the high and low trading price and volume of trading of the Peruvian Common Shares on the TSX Venture during the periods indicated.
Year		High($)	Low($)	Volume(no. of shares)
2000	Second Quarter	0.81	0.51	874,950
	Third Quarter	1.45	0.82	5,840,810
	Fourth Quarter	1.18	0.41	4,964,507
2001	First Quarter	0.52	0.42	1,577,721
	Second Quarter	0.54	0.38	1,256,850
	Third Quarter	0.45	0.32	637,885
	October	0.37	0.32	253,600
	November	0.41	0.35	549,750
	December	0.43	0.40	511,648
2002	January	0.44	0.40	234,850
	February	0.54	0.40	569,031
	March	0.51	0.44	221,165
	April	0.63	0.41	2,463,217
	May 1 to 14	0.59	0.53	619,000

On May 16, 2002, the closing price of the Peruvian Common Shares on the TSX Venture was $0.55 per Peruvian Common Share.

Performance Shares or Escrow Securities

None of the issued and outstanding Peruvian Common Shares are performance shares or subject to escrow.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of Peruvian, as at the Record Date no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Peruvian.

As at the date of this Information Circular, the directors and senior officers of Peruvian as a group, beneficially owned, directly or indirectly, 635,000 Peruvian Common Shares representing 3.8% of the issued Peruvian Common Shares.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Peruvian and principal occupation of each of the directors and the executive officers of Peruvian.
Name, Position and Municipality of Residence	Principal Occupation for the Past Five Years	No. of Securities (1)	Percentage
Robert G. Atkinson(2) (3) West Vancouver, B.C. President, Chief Executive Officer & Director	President, CEO & Director, Bradstone, a public merchant banking firm, 1997 to present; President, CEO & Director, Peruvian, January 2001 to present; currently, Director, Trimin Capital Corp; Director Trimin Enterprises Ltd., Oct. 1992 to March 1999.	170,000	1.02%
Nick DeMare(2) Burnaby, B.C. Acting Chief Financial Officer & Director	1991 to present, Owner and CEO of Chase Management Ltd., a private accounting company and management company.	165,000 (4)	0.99%
W. David Black(2) (3) Vancouver, B.C. Director	Partner, DuMoulin Black, Barrister & Solicitor.	150,000	0.90%
Gordon D. Ewart(3) Cobourg, Ontario Director	Self-employed businessman and President, CEO & Director, A&E, 1994 to present; Director, Bradstone, Oct. 1992 to present.	150,000	0.90%
Harvey Lim Burnaby, B.C. Corporate Secretary	1991 to present, controller of Chase Management Ltd.	Nil	0.00%

(1) Peruvian Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular, based upon information furnished to Peruvian by individual directors. See "Options and Other Rights to Purchase Securities" for details of options.

(2) Member of the audit committee.

(3) Robert G. Atkinson, Gordon D. Ewart and W. David Black are also directors of Bradstone.

Backgrounds of Management and Directors

Robert Atkinson and Gordon D. Ewart are directors and officers of both Bradstone and Peruvian and will continue as directors and officers of Bradstone (Post Arrangement). W. David Black is a director of both Bradstone and Peruvian and will not continue as a director and officer of Bradstone (Post Arrangement). See "Bradstone (Post Arrangement)  Directors and Officers" for disclosure of backgrounds of management and directors after completion of the Arrangement.

Corporate Cease Trade Orders Or Bankruptcies

No director, officer, promoter or other member of management of Peruvian is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied Peruvian access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

Penalties Or Sanctions

No director, officer, promoter or other member of management of Peruvian has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Individual Bankruptcies

No director, officer, promoter or other member of management of Peruvian has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts Of Interest

The directors of Peruvian are required by law to act honestly and in good faith with a view to the best interest of Peruvian and to disclose any interests which they may have in any project or opportunity of Peruvian. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Peruvian will participate in any project or opportunity, that director will primarily consider the degree of risk to which Peruvian may be exposed and its financial position at that time.

Executive Compensation

The following table sets forth all annual and long term compensation for services in all capacities to Peruvian for the three most recently completed financial years ended December 31, 2001, December 31, 2000 and December 31, 1999 in respect of each of the individuals who were, as at December 31, 2001, the Chief Executive Officer and the other four most highly compensated executive officers of Peruvian whose total salary and bonus exceeded $100,000 (collectively the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year ended December 31, 2001.

Summary Compensation Table
Annual Compensation	Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended Period Dec. 31 (1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)(2)	Restricted Common Shares of Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Robert G. Atkinson President and Chief Executive Officer	2001	Nil	Nil	$85,000	200,000	N/A	N/A	Nil
	2000	Nil	Nil	Nil	Nil	N/A	N/A	Nil
	1999	Nil	Nil	Nil	200,000	N/A	N/A	Nil
David Henstridge, former President and Chief Executive Officer	2001	Nil	Nil	240,000(3)	Nil	N/A	N/A	Nil
	2000	120,000	Nil	Nil	Nil	N/A	N/A	Nil
	1999	120,000	Nil	Nil	50,000	N/A	N/A	Nil

(1) Fiscal years ended December 31, 2001, 2000 and 1999.

(2) Figures represent Peruvian Options granted during a particular year.

(3) Pursuant to a management agreement between Peruvian and Mr. Henstridge. Under certain circumstances, Mr. Henstridge could elect to terminate his employment with Peruvian and receive a payment from Peruvian in an amount equal to 200% of his annual salary. David Henstridge resigned as President, Chief Executive Officer and director of Peruvian on January 31, 2001 and received a $240,000 severance payment.

Long Term Incentive Plan (LTIP) Awards

Peruvian did not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Option Grants

Peruvian granted the following Peruvian Options to the Named Executive Officers during Peruvian's most recently completed financial year ended December 31, 2001:
Name	Securities Under Options/SARs Granted(1) (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Robert G. Atkinson	200,000	28.74%	$0.45	$0.44	April 12, 2004

(1) The Peruvian Options generally become exercisable on the date of grant, subject to regulatory and shareholder approval.

(2) The exercise price of the Peruvian Options is determined by the Board of Directors but shall in no event be less than the market price of the Peruvian Common Shares on the TSX Venture on which the Peruvian Common Shares are listed at the time of the grant of the Peruvian Option, less the maximum discount permitted under the regulations of the TSX Venture or such other price as may be agreed to by Peruvian and approved by the TSX Venture.

Aggregate Options Exercised and Option Values

There were no Peruvian Options exercised during the most recently completed financial year ended December 31, 2001. The fiscal year end value of the unexercised options were not in the money.

Defined Benefit or Actuarial Plan Disclosure

Peruvian has no defined benefit or actuarial plans.

Termination Of Employment, Changes In Responsibility And Employment Contracts

During Peruvian's fiscal year ended December 31, 2001, Peruvian paid 403401 BC Ltd., a private company owned by Mr. Robert G. Atkinson, $85,000 for management services rendered during the year.

Peruvian has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in Peruvian's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000. See "Executive Compensation  Summary Compensation Table", note 3, regarding compensation paid to its former President and Chief Executive Officer during the 2001 fiscal year.

Compensation of Directors

Peruvian has no arrangements, standard or otherwise, pursuant to which directors are compensated by Peruvian for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular save that they receive the sum of $10,000 per annum each as compensation for their services as directors, paid on a quarterly basis.

Chase Management Ltd. ("Chase"), a private company owned by Mr. Nick DeMare, provides administrative, accounting and management services to Peruvian. In consideration therefor, Chase is paid a fee based on the level of services provided and out-of-pocket disbursements incurred by Chase on behalf of Peruvian. During Peruvian's fiscal year ended December 31, 2001, Peruvian paid Chase $22,980 for services rendered.

During Peruvian's fiscal year ended December 31, 2001, Peruvian paid 425674 Ontario Ltd., a private company controlled by Mr. Gordon Ewart, $10,000 for professional services rendered.

Peruvian has retained DuMoulin Black, a private law firm of which Mr. W. David Black is a partner, to provide legal services. During the fiscal year ended December 31, 2001, Peruvian paid DuMoulin Black $34,310 for services rendered.

There were no individual grants of Peruvian Options to purchase securities of Peruvian made to the directors or officers of Peruvian (excluding the Named Executive Officers) during the most recently completed financial year ended December 31, 2001 except as follows:
Name (a)	Securities Under Options/SARs Granted (#)(1) (b)	% of Total Options/SARs Granted to Employees in Fiscal Year(2) (c)	Exercise or Base Price ($/Security)(3) (d)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security) (e)	Expiration Date (f)
Directors who are not Named Executive Officers	496,000	71.26%	0.45	0.44	April 12, 2004

(1) Free-standing SARs have not been granted by Peruvian. All Peruvian Options were granted effective April 12, 2001 and are for a term of three years. The market value of the Peruvian Common Shares on the date of grant is the price at which Peruvian's Common Shares closed on the TSX Venture on that day.

(2) Percentage of all Peruvian Options granted during the fiscal year.

(3) The exercise price of Peruvian Options was set according to the policies of the TSX Venture at the time of grant.

Indebtedness of Directors, Executive Officers and Senior Officers

Save as described below, no director or senior officer of Peruvian or any associate or affiliate of any such director, senior officer or proposed nominee, is or has been indebted to Peruvian or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by Peruvian or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of Peruvian.

The following table sets out indebtedness of A&E, which is an associate of certain directors and officers of Peruvian as disclosed below, to or guaranteed or supported by Peruvian during the most recently completed financial year ended December 31, 2001.
	Involvement of Peruvian or Subsidiary (b)	Largest Amount Outstanding During 2001 ($) (c)	Amount Outstanding as at April 30, 2002 ($) (d)	Financially Assisted Securities Purchases During 2001 (#) (e)	Security for Indebtedness (f)
A&E	provision of a guarantee in support of A&E indebtedness	US$2,185,862	US$2,400,000	Nil	unregistered assignment of mortgage

(a) Mr. Robert G. Atkinson is a director and officer of Peruvian, Bradstone and A&E. Mr. Gordon D. Ewart is a director and officer of Peruvian, A&E and Bradstone. A&E is an associate of Messrs. Atkinson and Ewart by virtue of their controlling interest in A&E. Messrs Atkinson and Ewart also have shareholdings in Peruvian and Bradstone. Messrs Atkinson and Ewart are not indebted personally to Peruvian.

(b) The guarantee is provided pursuant to a letter agreement dated October 1, 1999, as amended from time to time to extend the term, (the "Letter Agreement") between Peruvian and A&E, as described under "Interest of Management and Others in Material Transactions". A&E paid an initial fee of US$50,000 and is required to pay monthly fees of US$10,000.

(c) Includes the outstanding principal amount of US$2,000,000 on the guarantee and unpaid interest.

(d) Includes the outstanding principal mount of US$2,000,000 on the guarantee and unpaid interest.

(e) There were no financially assisted securities purchases during 2001.

(f) Peruvian holds an unregistered assignment of a mortgage as security for the debt. The mortgage is in respect of the Laurel Valley Real Estate Development Project located in the foothills of the Blue Ridge Mountains outside of Greenville, South Carolina. See "Management Discussion and Analysis" and also "Interest of Management and Others in Material Transactions".

Risk Factors

The securities of Peruvian are considered speculative due to nature of the Peruvian business and the present stage of its development. A prospective investor should consider carefully the risk factors set out below. An investment in these securities should only be made by persons who can afford the total loss of their investment.

Nature of the Securities

The purchase of Peruvian securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the securities offered hereby should not constitute a major portion of an investor's portfolio.

Lack of Earnings

There can be no assurance that Peruvian will achieve any substantial earnings from its financial investments or its other assets carried at nominal values, which have the potential to yield additional equity to the shareholders.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Peruvian will need to locate another property or business to acquire. There is no certainty that Peruvian will be able to do so, or if it locates another property or business, that it will be able to obtain required financing or obtain regulatory or shareholder approval for the Arrangement, that it will have or will be able to raise sufficient funds to finance the new property or business, or that such new property or business will be successful. If the Arrangement does complete, shareholders will be subject to the risk factors specifically associated with Bradstone.

Dependence on Management

Until the Arrangement completes, Peruvian is dependent upon the personal efforts and commitment of its existing management, who is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Peruvian could result, and other persons would be required to manage and operate Peruvian.

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with Peruvian. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act.

Liquidity and Cash Flow

To date, Peruvian has not generated any revenues from its operations to fund cash equivalents, ongoing operational requirements and cash commitments. Peruvian has financed its operations principally through the sale of its equity securities. As of December 31, 2001, Peruvian held $8,854,903 in cash and short-term investments and had working capital of $9,441,706. Peruvian believes it has sufficient capital and liquidity to finance current operations.

Price Fluctuations and Share Price Volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly junior companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of Peruvian's Common Shares fluctuated from a high of $0.63 to a low of $0.32 during the 12 month period ending April 30, 2002. There can be no assurance that continual fluctuations will not occur in the price of Peruvian's Common Shares if the Arrangement does not complete or in the shares of Bradstone if the Arrangement does complete.

Mineral Exploration Risks

Although Peruvian is not carrying out any exploration activity, certain of the following risk factors may be applicable to Peruvian.

Foreign Countries and Regulatory Requirements

Even if Peruvian's mineral properties are proven to host economic reserves of gold or other metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits. Peruvian's mineral properties are located in the Republic of Peru. Mineral exploration and mining activities in Peru may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Peruvian and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Peru's status as a developing country may make it more difficult for Peruvian to obtain any required exploration, development and production financing for its projects in Peru.

Exploration and Mining Risks

All of the properties in which Peruvian has a direct interest, or an interest via a joint venture arrangement, are exploration projects and are without a known body of commercial ore. Development of Peruvian's mineral properties depend on satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Peruvian's other mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of Peruvian's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond Peruvian's control.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Peruvian has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected formations and other conditions such as formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are involved in mineral exploration, development and operations. Peruvian may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on Peruvian's financial position.

Peruvian has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold, copper and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Peruvian has a history of operating losses. The remoteness and restrictions on access of certain of the properties in which Peruvian has an interest will have an adverse effect on profitability in that infrastructure costs will be higher.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Peruvian may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Peruvian.

No Assurance of Titles

Although Peruvian has obtained title opinions for any significant concessions in which it has a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. Due to the large number and diverse legal nature of the mineral properties described in this Information Circular, full investigation of legal title to each such property has not been carried out at this time. Any of Peruvian's properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Peruvian is satisfied, however, that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on that property.

Permits and Licenses

The operations of Peruvian may require licenses and permits for various governmental authorities. There can be no assurance that Peruvian will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Competition

The mineral industry is intensely competitive in all its phases. Peruvian competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In addition, there is no assurance that even if commercial quantities of ore are discovered, a ready market will exist for their sale. Factors beyond the control of Peruvian may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Peruvian not receiving an adequate return on invested capital or losing its investment capital.

Environmental Regulations

Peruvian's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Peruvian's operations. Peruvian intends to fully comply with all applicable environmental regulations in Peru.

Fluctuating Price and Currency

The prices of gold, silver, zinc, copper and other base metals has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond Peruvian's control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, Peruvian or regional consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of base and precious metals and therefore the economic viability of any of Peruvian's exploration projects, cannot be accurately predicted. Peruvian raises its equity and maintains its accounts in Canadian dollars and US dollars. Foreign operations carried out in U.S. or local currency subject Peruvian to foreign currency fluctuations which may materially and adversely affect Peruvian's financial position. Peruvian's operations in Peru make it subject to foreign currency fluctuation and such fluctuations may adversely affect Peruvian's financial position and operating results.

Health Matters

Certain of the properties in which Peruvian has or is acquiring an interest are in countries where the presence of contagious diseases, including AIDS, cholera and various other tropical diseases may affect Peruvian's ability to carry on operations and obtain personnel.

PROMOTER

There is no person who may be considered promoter of Peruvian within the meaning of securities legislation applicable to Peruvian.

LEGAL PROCEEDINGS

Peruvian is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

interest of management and others in material transactions

No insider or proposed nominee for election as a director of Peruvian and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Peruvian's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect Peruvian except that certain directors and officers of Peruvian are also directors and officers of Bradstone, hold shares in both companies and will continue as directors and officers of Bradstone (Post Arrangement) and save as described below and elsewhere disclosed herein. See "Bradstone Equity Partners, Inc.  Interest of Management and Others in Material Transactions".

During 1999 Peruvian provided a guarantee to a financial institution in respect of obligations and liabilities under a letter of credit provided to A&E, the controlling shareholder of Bradstone. A&E's primary asset is a golf course and housing development in South Carolina. Bradstone was a significant shareholder of Peruvian until Bradstone sold all of its Peruvian Common Shares in April 2002. Bradstone also owns greater than 10% of the shares of A&E and A&E is the controlling shareholder of Bradstone. The guarantee is presently held by HSBC Securities (Canada) Inc. and is currently for an amount of approximately U.S.$2.4 million. A&E has provided, as security for the guarantee, an unregistered assignment of a mortgage on the South Carolina property. A&E paid an initial fee of US$50,000 and agreed to pay Peruvian a fee US$10,000 per month for each month that the guarantee is outstanding. During 2001, Peruvian recorded a fee of $185,862 (US $120,000) which fee remains outstanding as of the date of this Information Circular and continues to accrue at US$10,000 per month. The guarantee remains outstanding.

Mr. Robert G. Atkinson, the President, Chief Executive Officer and a director of Peruvian, is the President and CEO and a director of Bradstone and the Chairman and a director of A&E. Mr. W. David Black, a director and shareholder of Peruvian, is a director of Bradstone. Mr. Gordon D. Ewart, a director of Peruvian, is the President and a director of A&E and a director and Acting Chief Financial Officer of Bradstone. Messrs. Atkinson and Ewart have shareholdings in each of Peruvian, Bradstone and A&E. A&E currently holds 45.3% of the total votes of the Bradstone Class A Shares and Bradstone Class B Shares. Bradstone no longer holds any Peruvian Common Shares. See "Bradstone Equity Partners, Inc.  Directors and Officers", "Peruvian Gold Limited - Directors and Officers" and "Bradstone (Post Arrangement) - Directors and Officers". See also "Bradstone Equity Partners, Inc. Interest of Management and Others in Material Transactions".

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Peruvian has not entered into any Sponsorship or Fiscal Agency Agreements.

INVESTOR RELATIONS ARRANGEMENTS

Peruvian has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Peruvian or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future with respect to its securities.

relationship between PERUVIAN and professional persons

There is no beneficial interest, direct or indirect, in any securities or property of Peruvian or of an associate or affiliate of Peruvian, held by a professional person as referred to in section 106(2) of the Rules under the Securities Act (British Columbia) to the knowledge of Peruvian.

AUDITORS

The auditors of Peruvian are PricewaterhouseCoopers LLP, Chartered Accountants, of 609 Granville Street, Vancouver, British Columbia, V7Y 1L3.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Peruvian Common Shares is Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

Particulars of Material Contracts

The only agreements or contracts that Peruvian has entered into within the two years prior to the date of this Information Circular which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement dated April 5, 2002 between Bradstone, Peruvian, Glenex and Stockscape. See "Arrangement  Arrangement Agreement".

2. Letter Agreement of Peruvian dated October 1, 1999, as amended from time to time to extend the term, to provide a guarantee to a financial institution in support of a letter of credit extended to A&E. See "Interest of Management in Material Transactions" and "Risk Factors  Conflicts of Interest".

3. Nikos Loan and Assignment. See "Management Discussion and Analysis".

The above contracts, may be inspected at the head office of Peruvian at 1103  1166 Alberni Street, Vancouver, British Columbia, V6E 3Z3 Canada during normal business hours up to the date of the Peruvian Meeting.

Other Material Facts

There are no other material facts relating to Peruvian and not disclosed elsewhere in this Information Circular.

GLENEX INDUSTRIES LTD.

The following information is provided by Glenex, is presented on a Pre-Arrangement basis and is reflective of the current business, financial and share capital position of Glenex. See "Bradstone (Post-Arrangement)" for pro forma business, financial and share capital information for Glenex and the other amalgamating companies Post-Arrangement.

NAME AND INCORPORATION

On May 1, 1984, H.R.S. Industries, Inc. and Stampede International Resources Inc. were amalgamated under the Company Act (British Columbia) to form International H.R.S. Industries Inc., which changed its name to Glenex Industries Inc. on May 22, 1987. The authorized share capital of Glenex consists of 100,000,000 Glenex Common Shares without par value, of which 9,354,189 Glenex Common Shares are issued and outstanding. On completion of the Arrangement, Glenex will cease to exist as a separate company and its assets and operations will be held by and conducted through Amalco. See "Bradstone (Post Arrangement)".

Glenex's head office and principal business address is located at Suite 300, 570 Granville Street, Vancouver, British Columbia V6C 3P1. Glenex's registered office and office for service of documents is located at Suite 2800, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Glenex is currently listed on the TSX Venture as an "Inactive Issuer" and its shares trade under the symbol "GXI".

INTERCORPORATE RELATIONSHIPS

Glenex has one wholly-owned subsidiary, Northwest Realty Inc., an Ontario corporation, which was formed by the amalgamation of Northwest Realty Inc. and Investors Equity Corporation on March 31, 1985. Northwest Realty Inc. has one asset, a mortgage receivable. A second subsidiary, Stampede Energy Corporation, a Delaware corporation, was dissolved on December 31, 2001. Stampede Energy Corporation had been inactive since 1999.
Glenex Industries Inc. (British Columbia)
100%
Northwest Realty Inc. (Ontario)

GENERAL DEVELOPMENT OF THE BUSINESS  THREE YEAR HISTORY

Glenex was engaged in diverse businesses and then during fiscal 2000 it disposed of substantially all of its assets and operations, including the entertainment service activities carried on by its divisions of Soho Post & Graphics and Soho Digital Film, the United States gas production business carried on through its subsidiary company, Stampede Energy Corp., and its remaining real estate investment held in its other subsidiary company, Northwest Realty Inc. The assets and operations of Soho Digital Film, Stampede Energy Corp. and Northwest Realty Inc. were sold for gross proceeds of $100,000, US $3,000,000 and $2,150,000, respectively, in 1999.

Glenex placed the majority of the funds received from the sale of its assets and operations in an investment portfolio, which included investments in a broad range of equities, bonds and money market instruments. This portfolio was liquidated in September 2001 due to market uncertainty and since then the funds have been invested in short-term money market investments. In addition to its financial investments, Glenex has certain assets carried at nominal values, which have the potential to yield additional equity to the shareholders. Remaining resource assets consist of an overriding oil and gas royalty interest in the Berry Area of Alberta and an overriding royalty interest covering tracts in the Beaufort Sea. In the 27 month period from January 2000 to March 2002, the Berry royalty generated approximately $440,000 of revenue for Glenex. The Berry royalty is currently generating monthly revenue of between $4,000 and $5,000. The Beaufort Sea royalty interest is potentially significant to Glenex although Glenex has not assigned any meaningful value to it at the present time. Other assets include an investment in 872,500 shares of Groundstar Resources Limited (GSA: TSX Venture) carried on the books at $70,000.

Following the divestiture of the operations and assets of its major divisions and subsidiaries, Glenex was designated an Inactive Issuer by TSX Venture in July 2000 and, therefore, fails to meet the Tier Maintenance Requirements of TSX Venture. Glenex had a significant shareholder and it was the opinion of the directors that the support of this shareholder was required to carry any special resolution needed to effect a reactivation of Glenex. The directors considered a number of new business opportunities for Glenex in fiscal 2001, none of which received the support of this shareholder. The shareholder indicated to the directors that it would support a resolution calling for the liquidation of Glenex. Accordingly, on July 20, 2001, the directors resolved to recommend to the members, at Glenex's Annual General Meeting called for September 28, 2001, that Glenex be voluntarily liquidated and wound-up, believing, at the time, that this action was in the best interests of all shareholders. The resolution to liquidate and wind-up Glenex was not passed and on October 11, 2001, Quest Ventures Ltd., a Vancouver-based merchant banking group, announced that it had acquired from the shareholder a 19.9% equity interest in Glenex representing substantially all of the shareholder's interest in Glenex. With the objective of re-establishing Glenex's active status with TSX Venture, the Glenex directors have identified the Arrangement as the best opportunity presently available to Glenex.

significant Acquisitions and Dispositions

There have been no significant acquisitions or dispositions by Glenex within the last fiscal year.

trends

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Glenex's active business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business. For discussion of trends following completion of the Arrangement, see "Bradstone (Post Arrangement)  Trends".

description of the business

Over the past three to four years, Glenex has carried on certain merchant banking type activities and has invested its funds in a variety of business ventures and investments. See "General Development of the Business  Three Year History" and "Management Discussion and Analysis". See "Bradstone (Post Arrangement)" for disclosure of the business to be carried on post Arrangement.

Stated Business Objectives

The business objectives which Amalco, as the surviving corporation after giving effect to the Arrangement, expects to accomplish are disclosed under "Bradstone (Post Arrangement)  Business".

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Glenex attached as Schedule "G" to this Information Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

The following table sets forth selected unaudited quarterly financial information:
	Quarter Ended
	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
Interest and other Income	$23,173	$(163,308)	$110,039	$91,520
Net Income (Loss)	(19,550)	(390,757)	(6,904)	(24,943)
Net Income (Loss) Per Share	(0.002)	(0.040)	(0.001)	(0.003)
	Quarter Ended
	December 31, 2000	September 30, 2000	June 30, 2000	March 31, 2000
Interest and other Income	$106,553	$103,055	$132,559	$1,393,734 (1)
Net Income (Loss)	(51,633)	(63,074)	(18,819)	(439,110)
Net Income (Loss) Per Share	(0.006)	(0.007)	(0.002)	0.047

(1) During fiscal 2000, Glenex disposed of the entertainment service activities carried on by its Soho Post & Graphics and Soho Digital Film divisions, the United States gas production business activities carried on through its subsidiary company, Stampede Energy Corp. and its remaining real estate investment held in subsidiary Northwest Realty Inc. Other than Soho Post and Graphics which was treated as a discontinued operation in 1999, the remaining sold assets and operations represented substantially all of the operating assets and activities of Glenex.

The following table sets forth selected financial information for the periods indicated:
	9 Months Ended Dec. 31, 2001 (Unaudited)	12 Months Ended Mar. 31, 2001 (Audited)	12 Months Ended Mar. 31, 2000 (Audited)	12 Months Ended Mar. 31, 1999 (Audited)
Interest and Other Income	$(30,096)	$433,687	$1,544,533	$2,099,354
General and Administrative Expenses	387,115	592,156	2,464,156	3,782,387
Net Income (Loss)	(417,211)	(158,469)	(1,361,612)	(2,776,431)
Working Capital	3,520,341	3,614,046	3,746,513	(645,450)
Property, Plant and Equipment (Net)	2	30,758	62,760	6,969,526
Other Assets	249,051	541,801	535,801	296,831
Long Term Liabilities	-	-	-	388,193
Shareholders' Equity Dollar Amount	3,769,394	4,186,605	4,345,074	6,232,714
Shareholders' Equity Number of Securities	9,354,189	9,354,189	9,354,189	9,307,848

MANAGEMENT DISCUSSION AND ANALYSIS

Results of Operation

Year Ended March 31, 2001 Compared To Year Ended March 31, 2000

During fiscal 2000, Glenex disposed of substantially all of its active operations. In the fiscal year ended March 31, 2001, all proceeds of operations and asset dispositions were collected and the proceeds placed in a diversified investment portfolio. The investments chosen by Glenex were in large capitalization stocks, bonds and money market instruments having a high degree of liquidity.

The final six months of fiscal 2001 witnessed significant turbulence in world financial markets with material declines in most major indices. Although generally conservatively invested, Glenex's investment portfolio was not immune to general market conditions and, as of the 2001 fiscal year end, Glenex's marketable securities portfolio was presented net of a valuation allowance of $178,043 to present the portfolio at the lower of cost or market value.

For the fiscal year ended March 31, 2001, Glenex reported a net loss of $158,469 ($0.02 per share) compared to a loss of $1,361,612 ($0.15 per share) in fiscal 2000. During fiscal 2000, Glenex reported losses on the sale of assets and operations of $269,513 ($0.03 per share) (2001 - $NIL) and losses from discontinued operations of $172,476 ($0.02 per share) (2001 - $NIL).

Oil and gas royalty income in fiscal 2001 increased by 43%, from $174,918 in fiscal 2000 to $249,502 in fiscal 2001, benefiting from materially increased commodity prices. Negative investment income of $184,590 was reported in fiscal 2001 (2000  income of $81,919) reflecting the generally unsatisfactory performance of world financial markets. The loss for fiscal 2001 included a valuation allowance provision of $178,043, discussed above. General and administrative expenses decreased by 47%, from $1,091,681 in fiscal 2000 to $581,105 in 2001.

As at March 31, 2001, Glenex reported working capital of $3,614,046 compared to working capital of $3,746,513 at March 31, 2000. Substantially all of the decrease was attributable to the 2001 year loss. During fiscal 2001, all term debt was retired and accounts payable materially reduced.

See also "General Development of the Business  Three Year History".

Year Ended March 31, 2000 Compared To Year Ended March 31, 1999

During fiscal 2000, Glenex disposed of substantially all of the assets and operations of its operating divisions and subsidiary companies. This action followed a detailed review by the board of directors which determined that immediate action was needed to stem a history of chronic operating losses, deal with an excessive overhead structure and chart a new direction for Glenex. The directors' review concluded that none of the then existing operating activities of Glenex provided a reasonable basis for growth and profitability. The Soho Post & Graphics and Soho Digital Film divisions had a history of recurring losses and failure to meet performance targets, notwithstanding substantial recurring equipment investments. Performance of the Texas gas operations, carried out through subsidiary Stampede Energy Corp., was inconsistent and principally dependent on commodity prices, which had fluctuated widely in years recent to fiscal 2000. The Texas gas field was essentially fully developed and offered only limited opportunity for increased scale and enhancement of shareholder value. A major drilling and infrastructure program carried out in fiscal 1997 and 1998 proved to be only marginally economic. Sales of these units were completed prior to the close of Glenex's fiscal 2000 year-end.

In conjunction with the sales of its operating units, Glenex focused on materially reducing the level of general and administrative expenditures. Such expenditures, averaging $1.8 million annually in fiscal 1999 and 1998, were reduced to $1.1 million in fiscal 2000.

For the fiscal year ended March 31, 2000, Glenex reported a net loss of $1,361,612 ($0.15 per share) compared to a loss of $2,776,431 ($0.29 per share) in fiscal 1999. The loss from discontinued operations was $172,476 ($0.02 per share) compared to a loss of $1,573,645 ($0.16 per share) in fiscal 1999 and the loss from the sale of assets and operations disposed of in the year, excluding discontinued operations, was $269,513 ($0.03 per share), (1999  income of $395,384 ($0.04 per share)). Losses for 1999 included provisions for the reduction in the carrying value of capital assets of $1,350,000, of which $975,000 was applicable to discontinued operations and $375,000 applied to operations disposed of in fiscal 2000, excluding discontinued operations. Gains realized from the sale of real estate investments were $230,148 and $770,384 in fiscal 2000 and 1999, respectively.

Revenues reported for fiscal 2000 were $1,600,872 compared to $1,974,438 in fiscal 1999, substantially all of which relates to operations disposed of in fiscal 2000, excluding discontinued operations. Operating results of operations disposed of in fiscal 2000, excluding discontinued operations, were included in the Consolidated Statements of Operations and Deficit for the period April 1, 1999 through the effective date(s) of sale.

As of March 31, 2000 Glenex reported working capital of $3,746,513 compared to a working capital deficit of $645,450 at March 31, 1999. During fiscal 2000, Glenex retired term debt of $2,798,954 and, subsequent to the year-end, remaining term debt outstanding at March 31, 2000 of $861,063 was repaid. No term debt was issued during fiscal 2000.

Year Ended March 31, 1999 Compared To Year Ended March 31, 1998

During this time, the principal business activities of Glenex and its subsidiaries were concentrated in the areas of natural gas production and video post-production, broadcast design and computer special effects. Natural gas production was conducted by Glenex's wholly-owned U.S. subsidiary, Stampede Energy Corp., and video post-production, broadcast design and computer special effects were offered by the Soho Post & Graphics division of Glenex. Through its Soho Digital Film division, Glenex also offered specialized services in scanning film to digital files and converting digital files and video to film. The Board of Directors adopted a formal plan of disposal for the Soho Post & Graphics division in fiscal 1999. Accordingly, the consolidated financial statements presented the operations of Soho Post & Graphics on a discontinued basis. Revenues of the Soho Post & Graphics division represented approximately 60% of the combined revenues of both continuing and discontinued operations in fiscal 1999 and 1998.

Revenue for the year ended March 31, 1999 from continuing operations was $1.97 million representing an increase of 10.5% over the prior year's revenue of $1.79 million. Substantially all of the revenue increase was attributable to Glenex's Soho Digital Film division. The net loss from continuing operations in 1999 was $1.20 million compared to $1.62 million in 1998. The loss for 1999 included a provision for reduction in the carrying value of capital assets of $375,000 and a gain on the sale of Glenex's former head office premises of $770,000. The loss from discontinued operations totalled $1.57 million in fiscal 1999 (1998 - $0.25 million), resulting in a net loss for the year of $2.77 million (1998 - $1.87 million).

Natural Gas - Revenue from natural gas sales remained relatively unchanged on a year-over-year basis, following a 22% increase in the prior year. Production volumes and average gas prices received in the year were comparable to volumes and prices of the prior year. Direct operating costs increased by 12% over fiscal 1998 levels following a 15% increase in the prior fiscal year. Operating profit declined 28% from $281,683 in fiscal 1998 to $203,972 in fiscal 1999. Depreciation expense increased by 10% from $542,682 in 1998 to $597,228 in 1999 while interest expense charged to operations decreased to $236,453 in fiscal 1999 from $256,185 in 1998. Operating cash flow from operations decreased 3% from $824,365 in 1998 to $801,200 in 1999, following an increase of 2% in the prior year.

Soho Digital Film - Revenues of the Soho Digital Film operation increased threefold, from $74,253 in fiscal 1998 to $228,727 in 1999. However, this was insufficient to cover costs and a segment loss of $440,786 was reported in fiscal 1999 compared to a loss of $327,369 in 1998. The loss for 1999 included a $375,000 provision for the write-down in the carrying value of capital assets.

Soho Post & Graphics  Fiscal 1999 revenues for Soho Post & Graphics increased 3% over 1998 levels to $2,836,874 following increases of 14% and 20% in the two immediately preceding years. Direct operating costs, excluding interest expense, increased 8% over 1998 levels to $2,525,353 in fiscal 1999. An operating loss of $1,573,645 was recorded in 1999 versus a loss of $249,247 in fiscal 1998. However, the loss for 1999 included a provision for the write-down in the carrying value of this division's capital assets of $975,000 (1998 - $NIL). Operating cash flow decreased to $216,296 in 1999 from $370,884 in 1998. This division did not meet management's growth targets and the Board of Directors adopted a formal plan of disposal for the division. Accordingly, the operations of Soho Post & Graphics were presented on a discontinued basis.

General and administrative expenses remained relatively unchanged from the prior year, and increased marginally to $1,785,166 in fiscal 1999. Subsequent to the year-end, management took steps to significantly reduce the level of general and administrative expenditures. During fiscal 1999, Glenex sold its former head office building for gross proceeds of $1.25 million, realizing a gain of $770,384 on the transaction.

At March 31, 1999, Glenex had a working capital deficiency of $645,450 compared to working capital of $337,574 at the end of 1998. Unrestricted cash balances were $283,985 compared to $437,439 at March 31, 1998. Debt totalled $3,660,017 at March 31, 1999 compared to $3,955,371 at the end of 1998. During fiscal 1999, excluding discontinued operations, Glenex issued $700,000 of new debt and made repayments totalling $1,129,508. Net cash used in the financing activities of discontinued operations included the issue of $295,320 in new debt and repayments of $323,880. During fiscal 1999, Glenex sold its former head office building, taking back a mortgage receivable of $500,000.

Liquidity and Capital Resources

As at December 31, 2001, Glenex's working capital was $3,520,341 which is sufficient to meet its present financial obligations.

DIVIDEND POLICY

Glenex has not paid dividends since its inception. Glenex currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

Authorized and Issued Share Capital

The authorized capital of Glenex consists of 100,000,000 Glenex Common Shares, of which 9,354,189 Glenex Common Shares are issued and outstanding as at the date of this Information Circular.

Holders of Glenex Common Shares are entitled to one vote per share at all meetings of shareholders. Holders of Glenex Common Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Glenex available for distribution to holders of Glenex Common Shares in the event of liquidation, dissolution or winding-up of Glenex. All shares rank pari passu, each with the other, as to all benefits which might accrue to the holders of Glenex Common Shares.

Share And Loan Capital

The following table and the notes thereto set forth the share and loan capital of Glenex as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by reference to the Glenex Financial Statements appearing elsewhere in this Information Circular.
Designation of Security	Authorized	Amount Outstanding as at April 30, 2002 (1)(2)	Amount Outstanding after giving effect to the Arrangement (1) (2)
Common Shares	100,000,000	9,354,189	Nil
Long Term Debt		Nil	Nil

(1) All figures set out are unaudited.

(2) These figures do not include Glenex Common Shares which may be issued upon exercise of any outstanding Glenex Options to purchase a total of 225,000 Glenex Common Shares.

(3) On completion of the Arrangement, Glenex shall cease to exist as a separate company and its shares will be exchanged for Amalco Shares. See "Bradstone (Post Arrangement)  Share and Loan Capital".

consolidated Capitalization

There has not been any material change in the share and loan capital of Glenex on a consolidated basis, since March 31, 2001.

Options and Other Rights to Purchase Shares

As at the date of this Information Circular, Glenex has granted rights to purchase or acquire an aggregate of 225,000 Glenex Common Shares at $0.25 per share of which 125,000 options are held by Robert Boyle and expire on September 2, 2007 and 100,000 options are held by the Estate of Paul Middleton and expire on July 13, 2002. Glenex does not maintain a formal plan under which stock options are granted. Upon completion of the Arrangement, all outstanding Glenex Options will be converted to Amalco Options on the basis of one Amalco Option for each 2.2680 Glenex Options at a price 2.2680 times the original price of the Glenex Option.

The following table sets out all options which are held by all current executive officers of Glenex and its subsidiaries as a group, all directors (but not executive officers) as a group, and all employees as a group, as follows:
Optionees	Number of Glenex Common Shares Subject to Options	Exercise Price	Market Value of Securities on the Date of Grant	Number in the Group
Executive Officers and Past Executive Officers	125,000	$0.25	$0.25	1
Directors and Past Directors who were not Executive Officers	100,000	$0.25	$0.25	1
Employees	Nil	N/A	N/A	N/A
Consultants	Nil	N/A	N/A	N/A

PRIOR SALES

Glenex has not issued any securities during the twelve months preceding the date of this Information Circular.

STOCK EXCHANGE PRICES

Glenex Common Shares are listed and posted for trading on the TSX Venture under the symbol "GXI". The following table sets out the high and low trading price and volume of trading of the Glenex Common Shares on the TSX Venture during the periods indicated.
Year		High ($)	Low ($)	Volume(no. of shares)
2000	First Quarter	0.79	0.10	768,486
	Second Quarter	0.79	0.32	240,574
	Third Quarter	0.48	0.24	189,871
	Fourth Quarter	0.36	0.17	300,045
2001	First Quarter	0.29	0.18	214,810
	Second Quarter	0.43	0.17	184,187
	Third Quarter	0.49	0.22	547,112
	Fourth Quarter	0.45	0.35	323,588
2002	January	0.41	0.38	67,909
	February	0.45	0.33	61,278
	March	0.37	0.28	23,253
	April 1 to 29	0.50	0.35	229,533
	May 1 to 14	0.47	0.43	263,566

On May 16, 2002 the closing price of the Glenex Common Shares on the TSX Venture was $0.47 per Glenex Common Share.

Performance Shares or Escrow Securities

There are no Glenex Common Shares held in escrow.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of Glenex, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Glenex except the following:
Name and Municipality of Residence(1) (2)	Designation of Class	Type of Ownership	Number of Shares Owned	Percentage of Glenex Common Shares Before the Arrangement	Percentage of Amalco Class A Shares After the Arrangement(2)
Quest Ventures Ltd. (3)	Common	Direct	1,870,000	19.9%	3.38%

(1) Information in this table is based on information provided to Glenex's management by those named.

(2) Where persons listed on this table have the right to obtain additional Glenex Common Shares through the exercise of Glenex Options, these additional shares are not deemed to be outstanding for the purpose of computing the percentages owned. Percentages are based on the shares outstanding as of the Record Date.

(3) Quest Ventures Ltd. is owned equally by A. Murray Sinclair and Brian Bayley.

As at the date of this Information Circular, the directors and senior officers of Glenex as a group, beneficially owned, directly or indirectly, 2,025,000 Glenex Common Shares representing 21.65% of the issued Glenex Common Shares.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Glenex and principal occupation of each of the directors and the executive officers of Glenex.
Name and Municipality of Residence(1)	Principal Occupation for the Past FiveYears	No. of Securities(2)	Percentage
Robert Boyle(3) Mississauga, Ontario Director	Director, Glenex; Director, Groundstar Resources Ltd., public company, the shares of which trade on the TSX Venture.	155,500	1.662%
Brian E. Bayley North Vancouver, B.C. Director	President, CEO & Director, Quest Management Corp., a management consulting company now wholly-owned by Arapaho Capital Corp., a TSX Venture listed company, December 1996 to present; Director, Quest Ventures Ltd., a private merchant banking company, Dec. 1996 to present.	935,000(4)	9.996%
Henry J. Knowles(3), Q.C. Collingwood, Ontario	Director, Glenex; Counsel, Sheldon Huxtable and its predecessor firm.
A. Murray Sinclair(3) Vancouver, B.C. President & Director	President, Quest Ventures Ltd., Dec. 1996 to present; Director, Quest Management Corp.	935,000(4)	9.996%
Sandra Lee Vancouver, B.C. Secretary	Corporate Secretary, Quest Management Corp.	Nil	Nil

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of Glenex, has been furnished by the respective directors and officers individually.

(2) The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of Glenex, has been furnished by the respective directors and officers individually.

(3) Denotes member of Audit Committee.

(4) Brian E. Bayley and A. Murray Sinclair each own 50% of the issued and outstanding shares of Quest Ventures Ltd. which in turn holds 1,870,000 shares of Glenex.

Backgrounds of Management and Directors

Glenex has no full-time employees. Brian E. Bayley and A. Murray Sinclair will continue in a management/consulting role with Bradstone, post Arrangement. See "Bradstone (Post Arrangement) - Directors and Officers for information about backgrounds of management and directors after the completion of the Arrangement.

Corporate Cease Trade Orders Or Bankruptcies

No director, officer, promoter or other member of management of Glenex is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter except as follows.

1. Westate Energy Inc. ("Westate") is a reporting issuer that was issued a Cease Trade Order by the Executive Director of the British Columbia Securities Commission under section 161 (formerly section 146) of the Securities Act (British Columbia) on January 14, 1994, and was delisted from the TSX Venture's predecessor stock exchange on March 4, 1994. Brian Bayley became a director of Westate in December of 1996. The directors of Westate were successful in reconstructing the records, and in obtaining an unqualified audit of the company. Due to other considerations, Mr. Bayley resigned as director of Westate in October 1997.

2. Under the terms of an order issued by the British Columbia Securities Commission of February 27, 2002, as varied by further order issued April 19, 2002, Quest Ventures Ltd. ("Quest"), a private company controlled by Messrs, Bayley and Sinclair, is precluded from voting the 4,000,000 VisuaLABS Inc. shares issued to Quest at a meeting of that company's shareholders on May 23, 2002, pending shareholders' ratification of the issuance of those shares to Quest, failing which the issuance of the shares to Quest will be reversed.

Penalties Or Sanctions

No director, officer, promoter or other member of management of Glenex has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Individual Bankruptcies

No director, officer, promoter or other member of management of Glenex has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts Of Interest

The directors of Glenex are required by law to act honestly and in good faith with a view to the best interests of Glenex and to disclose any interests which they may have in any project or opportunity of Glenex. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not Glenex will participate in any project or opportunity, that director will primarily consider the degree of risk to which Glenex may be exposed and its financial position at that time.

To the best of the Glenex directors' knowledge, there are no known existing or potential conflicts of interest among Glenex, its promoters, directors, officers or other members of management of Glenex as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of Glenex are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Glenex will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with the Company Act will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See "Executive Compensation - Interest of Management and Others in Material Transactions", "Other Material Facts" and "Material Contracts".

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Glenex during the most recently completed financial year ended March 31, 2002.

Executive Compensation

The following table sets forth all annual and long term compensation for services in all capacities to Glenex for the most recently completed financial years ended March 31, 2002, 2001 and 2000 in respect of each of the individuals who were, as at March 31, 2002, 2001 and 2000, the Chief Executive Officer and the other four most highly compensated executive officers of Glenex whose total salary and bonus exceeded $100,000 (collectively the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial years ended March 31, 2002, 2001 and 2000.

Summary Compensation Table
Annual Compensation	Long Term Compensation

Name and Principal Position	Period(1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)(2)	Restricted Common Shares of Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)(3)
Norman Glick (Former President and CEO)	2002	-	-	-	Nil	N/A	N/A	65,711
	2001	-	-	-	Nil	N/A	N/A	68,454
	2000	102,492	-	20,780(4)	Nil	N/A	N/A	57,685
Elaine Carlebach (Former Vice-President and Corporate Secretary)	2002 2001	- -	- -	- -	Nil Nil	N/A N/A	N/A N/A	- -
	2000	36,250	-	-	Nil	N/A	N/A	-
Robert Boyle (Former President and Chief Financial Officer)	2002 2001 2000	- - 98,445	- - -	- - -	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	25,360 50,404 26,536
A. Murray Sinclair President	2002	-	-	-	Nil	N/A	N/A	-

(1) Fiscal years ended March 31, 2002, 2001 and 2000. A. Murray Sinclair was named President on September 28, 2001, therefore, the period covers September 28, 2001 to March 31, 2002.

(2) Figures represent options granted during a particular year.

(3) Includes all other compensation for the covered financial year that is not properly reported in any other column of this table. Amount for Norman Glick for 2000 represents an insurance premium paid on a policy on the life of Norman Glick ($17,553) plus $40,132 paid pursuant to a settlement agreement. Amounts for Robert Boyle for 2002 and 2001 represent payments for consulting services rendered to Glenex by Robert Boyle during the year. Amount for Robert Boyle for 2000 represents $13,500 in respect of defined contribution pension plan payments plus $13,036 of payments for consulting services rendered to Glenex by Boyle subsequent to December 31, 1999. Amounts for Norman Glick for 2002 and 2001 are comprised of insurance premiums of $5,519 (2001 was $8,262) plus $60,192 (2001 $60,192) paid pursuant to the settlement agreement. See "Executive Compensation".

(4) Amount paid by Glenex for personal financial planning services provided to Mr. Glick by third parties.

Long Term Incentive Plan (LTIP) Awards

Glenex does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), is paid or distributed to the Named Executive Officers.

Option Grants

Glenex has not granted any stock options to the Named Executive Officers during Glenex's most recently completed financial year.

Aggregate Options Exercised and Option Values

No options have been exercised during the most recently completed financial year ended March 31, 2002. The fiscal year end values of the unexercised in the money options are set out in following table:
Name (a)	Securities Acquired on Exercise (#)(1) (b)	Aggregate Value Realized ($) (c)	Unexercised Options at Fiscal Year-End (#)(2) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options at Fiscal Year-End ($)(2)(3) Exercisable/ Unexercisable (e)
Robert Boyle	Nil	N/A	125,000/0	$12,500/Nil

(1) Number of Glenex Common Shares acquired on the exercise of stock options.

(2) The number of shares relate solely to stock options as at fiscal year end.

(3) Value of unexercised-in-the-money options calculated using the closing price of Glenex Common Shares on the TSX Venture on March 31, 2002 (Glenex's fiscal year end) of $0.35 per share, less the exercise price per share.

Defined Benefit or Actuarial Plan Disclosure

Glenex has no defined benefit or actuarial plans.

Termination Of Employment, Changes In Responsibility And Employment Contracts

During the fiscal year ended March 31, 2002, Glenex was a party to the following employment contracts/arrangements with the Named Executive Officers:

For services provided to Glenex subsequent to December 31, 1999, Mr. Boyle bills Glenex based on time spent at an hourly rate of $80.

Glenex has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in Glenex's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

Directors are not currently paid a fee for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert. During the most recently completed financial year or subsequently, up to and including the date of this Information Circular, the Directors were not paid any directors' fees.

There were no individual grants of options to purchase securities of Glenex made to the Directors or officers of Glenex (excluding the Named Executive Officers) during the financial year ended March 31, 2002.

Management Contracts

See "Termination of Employment Changes in Responsibility and Employment Contracts" above.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to Glenex's business.

Nature of the Securities

The purchase of Glenex securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the securities offered hereby should not constitute a major portion of an investor's portfolio.

Lack of Earnings

There can be no assurance that Glenex will achieve any substantial earnings from its financial investments or its other assets carried at nominal values, which have the potential to yield additional equity to the shareholders.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Glenex will need to locate another property or business to acquire. There is no certainty that Glenex will be able to do so, or if it locates another property or business, that it will be able to obtain required financing or obtain regulatory or shareholder approval for the Arrangement, that it will have or will be able to raise sufficient funds to finance the new property or business, or that such new property or business will be successful. If the Arrangement does complete, shareholders will be subject to the risk factors specifically associated with Bradstone.

Dependence on Management

Until the Arrangement completes, Glenex is dependent upon the personal efforts and commitment of its existing management, who is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Glenex could result, and other persons would be required to manage and operate Glenex.

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with Glenex. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act.

PROMOTER

There is no person who may be considered a promoter of Glenex within the meaning of securities legislation applicable to Glenex.

LEGAL PROCEEDINGS

Glenex is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated except as follows.

On June 1, 1999, Mr. Norman Glick, who was then President and CEO of Glenex, was involved in a motor vehicle incident while operating a vehicle owned by Glenex. A personal injury claim has been made, seeking $1,500,000 in damages, against Glenex and Mr. Norman Glick, jointly and severally. At the time of the incident, Glenex had a $1,000,000 third party liability insurance policy in effect. Both liability and quantum of damages are disputed by Glenex.

interest of management and others in material transactions

Other than as disclosed herein, no insider of Glenex and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of Glenex's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect Glenex. See also, among other things, "Bradstone Equity Partners, Inc.  Interest of Management and Others in Material Transactions".

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Glenex does not have any Sponsorship or Fiscal Agency Agreements outstanding.

INVESTOR RELATIONS ARRANGEMENTS

Glenex does not have any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Glenex or its securities, or to engage in activities for the purposes of stabilizing the market, either now or in the future with respect to its securities.

relationship between GLENEX and professional persons

There is no beneficial interest, direct or indirect, in any securities or property of Glenex or of an associate or affiliate of Glenex, held by a professional person as referred to in section 106(2) of the Rules under the Securities Act (British Columbia), a responsible solicitor or any partner or a responsible solicitor's firm to the knowledge of Glenex.

AUDITORS

The auditors of Glenex are Deloitte & Touche, Chartered Accountants, 1055 Dunsmuir Street Suite 2000, PO Box 49279, Four Bentall Centre, Vancouver, British Columbia V7X 1P4.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Common Shares is Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

PARTICULARS OF MATERIAL CONTRACTS

The only agreements or contracts that Glenex has entered into which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement dated April 5, 2002 between Bradstone, Peruvian, Glenex and Stockscape.

A copy of any material contract or report may be inspected at any time up to the date of the Glenex Meeting during normal business hours at the business office of Glenex at Suite 300, 570 Granville Street, Vancouver, British Columbia.

other MATERIAL facts

There are no other material facts relating to Glenex and not disclosed elsewhere in this Information Circular.

STOCKSCAPE.COM TECHNOLOGIES INC.

The following information is provided by Stockscape, is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Stockscape. See "Bradstone (Post-Arrangement)" for pro forma business, financial and share capital information for Stockscape and the other amalgamating companies post-Arrangement. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

NAME AND INCORPORATION

Stockscape was created on November 14, 1985, under the Company Act by the statutory amalgamation of Cyrano Resources Inc. and Cornucopia Resources Ltd., two British Columbia mining exploration and development companies incorporated in 1980 and 1982, respectively. The amalgamated company was called Cornucopia Resources Ltd. ("Cornucopia"). Stockscape changed its name from "Cornucopia Resources Ltd." to "Stockscape.com Technologies Inc." in July 1999 in conjunction with a 10 into one share consolidation and change of business. On completion of the Arrangement, Stockscape will cease to exist as a separate company and its assets and operations will be held by and conducted through Amalco. See "Bradstone (Post Arrangement)".

Cornucopia's common shares were listed on the Vancouver Stock Exchange, a predecessor to the TSX Venture, following the amalgamation. On January 29, 1988 the common shares were listed on the TSX. The common shares were also quoted in the United States on the NASDAQ National Market System until January 17, 1992, the NASDAQ SmallCap Market until October 29, 1998, and are currently quoted on the OTCBB under the symbol STKSF. At Stockscape's request, the common shares were delisted from trading on the Vancouver Stock Exchange on February 4, 1993 and the TSX on March 31, 1999. Stockscape's head office and principal business address are located at Suite 300, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. Stockscape's registered office and office for service of documents are located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

INTERCORPORATE RELATIONSHIPS

The following chart sets forth, as of April 30, 2002, the organization of Stockscape and its direct and indirect subsidiaries (all of which are not carrying on any business) and their jurisdictions of incorporation.
Stockscape.com Technologies Inc. (British Columbia)

100%	100%	100%	100%
Stockscape.com Technologies (Canada) Ltd. (British Columbia)	Stockscape Corporate Communications Canada Ltd. (British Columbia)	Stockscape Corporate Communications U.S., L.L.C. (Florida)	Cornucopia Resources Inc. (Nevada)
100%
Red Mountain Resources, Inc.

GENERAL DEVELOPMENT OF THE BUSINESS  THREE YEAR HISTORY

From incorporation in November 1985 up to its reorganization as an Internet investment research provider in July 1999, Stockscape was primarily involved in the acquisition, exploration, development and mining of precious mineral resource properties in the United States.

Until 1995, Stockscape's principal focus was the exploration and development of, and subsequent production of gold from, the Ivanhoe Property. The Ivanhoe Property is located near Battle Mountain in Elko County, Nevada.

In August 1997 Stockscape's subsidiary, Touchstone Resources Company ("Touchstone"), a Nevada corporation, which held a 25% interest in the Ivanhoe Property, entered into a joint venture agreement with Great Basin Gold Ltd. ("Great Basin") of Vancouver, British Columbia which held a 75% interest in the property. Great Basin is a British Columbia company the shares of which are traded on the TSX Venture and quoted on the OTCBB. On March 2, 1999 Stockscape entered into an agreement to sell its remaining 25% interest in the Ivanhoe Property to Great Basin. Touchstone and the Ivanhoe Property were sold to Great Basin on June 30, 1999 for 2.75 million Great Basin shares at a deemed price of $1.25 per share and 250,000 share purchase warrants to purchase Great Basin shares at $2.00 per share for one year. Stockscape has progressively sold its Great Basin shares and as at March 31, 2002 held 2.125 million shares.

From 1995 through to October 1998, Stockscape's primary focus was the Mineral Ridge Mine and adjoining mining claims in Silver Peak, Nevada which it acquired in April 1993 through the purchase of Mineral Ridge Resources Inc. ("Mineral Ridge"), a Nevada corporation. In the spring and summer of 1996 Stockscape completed the development of the Mineral Ridge Mine. In October 1996 the Mine received a Reclamation Permit from the United States Bureau of Land Management ("BLM") and Stockscape posted an initial reclamation bond of US$ 1.64 million. By that time all permits had been obtained from the State of Nevada for commencement of construction. In 1997 the Mine was constructed and gold production began. Due to declining gold prices and a reduction of mineable reserves, mining ceased in November 1997 and steps were taken to seek a buyer for the Mine. On October 21, 1998 the Mineral Ridge Mine was sold to Vista Gold Corp. ("Vista") of Denver, Colorado by the sale of the shares of Mineral Ridge.

During 2000 Vista discontinued mining operations at the Mineral Ridge Mine and its subsidiary, Mineral Ridge, was placed into bankruptcy. In August 2000 the BLM served notice on Mineral Ridge of non-compliance with the terms of the Reclamation Permit, whereupon the United States Fidelity and Guarantee Company ("USF&G"), as surety on the US$ 1.64 million reclamation bond, called upon Stockscape, Vista and their respective subsidiaries, as guarantors under the indemnity provisions of the reclamation bond, to advance approximately US$ 800,000 to USF&G to protect it against potential liabilities arising under the bond. USF&G subsequently initiated a lawsuit against the various guarantors to compel them to deliver such funds. An out-of-court settlement was achieved through the subscription by Stockscape for 20 million units of Vista at a price of US$ 0.0513 per unit for proceeds totalling US$ 1,026,000. See "Significant Acquisitions and Dispositions". Vista allocated US$ 814,087 from the proceeds towards meeting USF&G's demand for additional cash collateral. As a consequence of this arrangement, USF&G was enabled to, and on April 2, 2002 did, pay US$ 1,640,086 to the BLM in performance of USF&G's obligations under the reclamation bond. Thereafter the parties mutually consented to the dismissal of the lawsuit.

In conjunction with the sale of its 25% interest in the Ivanhoe Property Stockscape announced, on March 2, 1999, a major reorganization involving the acquisition of a privately-held British Columbia company, Stockscape.com Technologies (Canada Ltd.) ("Stockscape Canada"), which carried on the business of providing securities related financial services, such as supplying quotes, news and research, over the Internet. Stockscape Canada had an established website at www.stockscape.com.

At an extraordinary general meeting of shareholders held on June 30, 1999 the shareholders of Stockscape approved the sale of the Ivanhoe Property interest and the reorganization of Stockscape (including a 10 into one share consolidation). On July 9, 1999 Stockscape changed its name from "Cornucopia Resources Ltd." to "Stockscape.com Technologies Inc." and acquired Stockscape Canada. On July 12, 1999 quotation of the trading price of Stockscape Common Shares began on the OTCBB.

From July 1999 to June 29, 2001 Stockscape was engaged in the field of e-commerce, providing Internet financial information management and database management. Stockscape Canada maintained an established web-based investment portal offering integrated financial content and analytical tools at www.stockscape.com. Stockscape conducted its business affairs in Canada through its wholly-owned subsidiaries, Stockscape Canada, Stockscape Corporate Communications Canada Ltd. ("Stockscape CCC"), both British Columbia companies, and in the United States through its wholly-owned subsidiaries, Stockscape Corporate Communications U.S., L.L.C. ("Stockscape U.S."), a Florida corporation. Stockscape also held certain mineral claims located in southeast Alaska (known as the "Yakobi Island Property") through Cornucopia Resources Inc. ("Cornucopia Inc."), a Nevada corporation, and a wholly-owned subsidiary of Cornucopia Inc., Red Mountain Resources, Inc. ("Red Mountain"), a Colorado corporation. See "Intercorporate Relationships".

On June 4, 2001 Stockscape announced it was seeking a buyer for Stockscape Canada. By an agreement dated September 20, 2001 Stockscape agreed to sell the business and operations of Stockscape Canada to Nikolas Capital Corporation ("Nikolas") of Vancouver, British Columbia. The sale was effective as of June 29, 2001. See also "Significant Acquisitions and Dispositions".

Stockscape sold its 100% interest in the Yakobi Island Property on March 16, 2001. This sale completed the divestiture by Stockscape of all its mining interests. See also "Significant Acquisitions and Dispositions".

Since the sale of Stockscape Canada, Stockscape has been acting to preserve its cash and investments and investigating other opportunities which could add shareholder value. During this current fiscal year, Stockscape plans to complete the Arrangement. See "Bradstone (Post Arrangement)  Business" for a description of the business proposed to be carried on following completion of the Arrangement.

significant Acquisitions and Dispositions

Since the commencement of Stockscape's last fiscal year, it has completed the following significant acquisitions and dispositions.

In the quarter ended March 31, 2001, Stockscape sold its sole remaining resource property - the Yakobi Island Property - for gross proceeds of $125,928 and incurred reclamation and other costs in connection with the property of $141,911.

In 2001, Stockscape's management re-evaluated its operations, determined its e-commerce business was unprofitable and likely to continue as such for the foreseeable future and decided to sell the business. Pursuant to an agreement dated September 20, 2001 Stockscape sold to Nikolas all of the business and assets of Stockscape Canada for nominal cash consideration and the assumption by Nikolas of premises and capital lease obligations of Stockscape Canada related to the business. The transaction was effective June 29, 2001. As part of a management transition, Andrew F.B. Milligan, Chairman of Stockscape, replaced Barry F. Duggan as President and CEO and John J. Brown replaced Karyn Bachert as Corporate Secretary. Stockscape also agreed to change its name in due course. Nikolas is a private company incorporated in British Columbia owned and operated by John Zanic, formerly a member of Stockscape's marketing department.

In January 2002, Stockscape subscribed for 20 million units of Vista for an aggregate cost of US$1,026,000. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share of Vista for US$0.075 until February 1, 2007. Stockscape now owns 17.8% of Vista's issued capital. From such subscription funds, approximately US$800,000 was used by Vista to settle an outstanding lawsuit with USF & G in which both Vista and Stockscape were named as defendants. See "General Development of Business  Three Year History". A term of the placement required that A. Murray Sinclair, a director of Stockscape, join Vista's board of directors. He was appointed a director of Vista on February 11, 2002. Vista owns the Hycroft mine in Nevada and the Amayapampa project in Bolivia. Stockscape understands Vista intends to use the proceeds of the placement and those from a concurrent debenture financing, which together total US$ 3.8 million, to evaluate, acquire and develop mining properties with gold reserves.

trends

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Stockscape's business, financial condition or results of operations as at the date of the Information Circular, except as otherwise disclosed herein or except in the ordinary course of business. For discussion of trends following completion of the Arrangement, see "Bradstone (Post Arrangement)  Trends".

DESCRIPTION OF THE BUSINESS

Over the past few years, Stockscape has carried on certain investment banking type activities and has invested its funds in a variety of business ventures and investments. Its current significant assets are the 2.125 million shares of Great Basin, 20 million units of Vista and approximately $1 million cash. For information on the business to be carried on following the Arrangement, see "Bradstone (Post Arrangement)  Business".

Proprietary protection

Stockscape does not own any patents, trademarks or other intellectual property. Stockscape has agreed to change its name as the rights to the Stockscape trademark are now owned by Nikolas.

Stated Business Objectives

Stockscape is not carrying on any business at the present time and does not have any business objectives, except to complete this Arrangement. The business objectives which Amalco, as the surviving corporation, expects to accomplish are disclosed under "Bradstone (Post Arrangement) Business".

SELECTED CONSOLIDATED Financial INFORMATION

The following tables set out selected financial information for the periods indicated and should be read in conjunction with, and are qualified by reference to, Stockscape's financial statements attached as Schedule "H" to this Information Circular.

The following table sets forth selected unaudited quarterly financial information:
	Quarter Ended
	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
Revenues	$17,083	$42,809	$76,627	$1,028,013
Net Income (Loss) Continuing Operations	13,178	(194,461)	Not Available	Not Available
Discontinued Operations	(62,781)	(1,271,211)	Not Available	Not Available
Net Income (Loss) - Canadian GAAP - U.S. GAAP	(49,603) Not Available	(1,465,862) Not Available	(806,109) Not Available	(667,095) Not Available
Net Income (Loss) Per Share - Canadian GAAP - U.S. GAAP	(0.00) Not Available	(0.06) Not Available	(0.03) Not Available	(0.03) Not Available
	Quarter Ended
	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000
Revenues	$1,434,319	$64,061	$710,555	$647,537
Net Income (Loss)	(1,573,537)	(194,651)	(689,921)	(2,184)
Net Income (Loss) Per Share	(0.06)	(0.06)	(0.03)	(0.00)

The following table sets forth selected annual financial information:
	Year Ended December 31
Operating Data	2001	2000	1999
Revenues	$139,842	$2,856,472	$1,210,042
Operating Expenses	532,803	5,316,765	2,164,427
Net Income (Loss) Continuing Operations	(392,961)	(479,735)	Not Available
Discontinued Operations	2,595,708	(1,980,558)	Not Available
Net Income (Loss) Continuing Operations - Canadian GAAP - U.S. GAAP	(392,961) (2,988,669)	(2,460,293) (3,552,062)	(954,379) (954,379)
Net Income (Loss) per Share - Canadian GAAP - U.S. GAAP	(0.01) (0.01)	(0.09) (0.14)	(0.06) (0.06)
Weighted average number of Common Shares outstanding	26,357,183	26,255,100	14,998,008
	As At December 31
Balance Sheet and Other Data	2001	2000	1999
Total Assets - Canadian GAAP - U.S. GAAP	4,858,489 4,858,489	8,228,585 8,228,585	10,333,300 15,464,052
Working Capital	2,946,474	5,128,609	6,987,354
Long Term Debt	--	--	--
Net Assets - Canadian GAAP - U.S. GAAP	4,773,351 4,773,351	7,762,020 7,762,020	10,003,563 14,128,563

Management Discussion and Analysis

This discussion should be read in conjunction with, and is qualified by reference to, Stockscape's financial statements copies of which are attached as Schedule "H" to this Information Circular.

Overview

From incorporation in November 1985 up to its reorganization as an Internet investment research provider in July 1999, Stockscape was primarily involved in the acquisition, exploration, development and mining of precious mineral resource properties in the United States.

Until 1995 Stockscape's principal project was the exploration, development and subsequent production of gold at the Ivanhoe Property near Battle Mountain in Elko County, Nevada. From 1995 through to October 1998 Stockscape's primary focus shifted to the Mineral Ridge Mine in Silver Peak, Nevada.

In August 1997 Stockscape, through its subsidiary Touchstone, which held a 25% interest in the Ivanhoe Property, entered into a joint venture agreement with Great Basin which held a 75% interest in the property. Provisions in the joint venture agreement allowed Stockscape the option of not participating in exploration programs at the cost of dilution of its interest in the project. As Stockscape did not have cash reserves to contribute to the exploration programs on a regular basis, it decided to sell its interest in the Ivanhoe Property to Great Basin. On March 2, 1999 Stockscape entered into an agreement to sell its remaining interest in the Ivanhoe Property by the sale of Touchstone to Great Basin. The sale was completed on June 30, 1999 for 2.75 million Great Basin shares at a deemed price of $1.25 per share and 250,000 share purchase warrants to purchase Great Basin shares at $2.00 per share for one year. The warrants were exercised in 1999 and the shares sold.

Stockscape sold its 100% interest in its remaining mining property, the Yakobi Island Property, on March 16, 2001.

On July 9, 1999 Stockscape changed its name to "Stockcape.com Technologies Inc." and acquired Stockscape Canada. As part of the acquisition of Stockscape Canada, Stockscape acquired Stockscape CCC. On January 10, 2000 Stockscape incorporated Stockscape U.S. In Canada, Stockscape CCC, and in the United States, Stockscape US, conducted Stockscape's public relations business and investor relations marketing activities.

During 2000 Vista discontinued mining operations at the Mineral Ridge Mine and its subsidiary, Mineral Ridge, was placed into bankruptcy. In August 2000, the BLM served notice on Mineral Ridge of non-compliance with the terms of the Reclamation Permit whereupon USF&G, as surety on the US$ 1.64 million reclamation bond, called upon Stockscape, Vista and their respective subsidiaries, as guarantors under the indemnity provisions under the reclamation bond, to advance approximately US$ 800,000 to USF&G to protect it against potential liabilities arising under the bond. In August 2000 USF&G initiated a lawsuit against the various guarantors to compel them to deliver such funds. The lawsuit was settled through Stockscape subscribing for 20 million units of Vista for proceeds of US$ 1,026,000 of which approximately approximately US$800,000 was advanced by Vista to USF&G which, in turn, paid US$1,640,086 to the BLM in performance of its obligations under the reclamation bond. The bond was discharged on April 2, 2002 and the parties mutually consented to the dismissal of the lawsuit.

By an agreement made in September 2001 Stockscape sold the business and operations of Stockscape Canada to Nikolas effective as of June 29, 2001.

Over the past few years, Stockscape has carried on certain investment banking type activities and has invested its funds in a variety of business ventures and investments.

Results of Operations

As a result of the sale of the business of Stockscape Canada in June 2001, revenues from continuing operations for the year ended December 31, 2001 dropped significantly to $139,842 compared with $2,856,472 in 2000 and $1,210,042 in 1999. Operating expenses showed a similar pattern dropping to $532,803 in year 2001 from $5,316,765 (2000) and $2,164,427 (1999).

On a quarterly basis, the first quarter income reflected the growth in business from 2000 to 2001, while the second quarter income of $76,627 in 2001 compared with $710,555 in the previous year illustrated the significant decline in revenues caused by the collapse of demand for information technology services. Revenues of $17,083 in the fourth quarter of 2001 were comprised solely of interest, resulting in net income for the quarter of $13,178.

This termination and sale of Internet operations in mid-year 2001 makes comparison of the results from 2001 with those of previous years, on either annual or quarterly basis, difficult and not meaningful. During 2001 there were no changes in accounting policies which would effect the comparability of financial information.

During 2000 and first quarter 2001, Stockscape continued to develop its website and Internet business despite the collapse of the market for Internet-related stocks and information-technology services. At that time Stockscape's management believed that investors would increasingly rely on the Internet as a vehicle for providing timely investment information. However, the demand for online advertising and related Internet services did not materialize for Stockscape as quickly as was anticipated. The continuing losses during the first half of the year ultimately led to a decision to sell the business of Stockscape Canada.

Stockscape's net loss for the year ended December 31, 2001 was $2,988,669 compared to $2,460,293 for 2000. Of these amounts, $392,961 was attributable to the loss from continuing operations in 2001 compared to $479,735 for the equivalent operations in the previous year.

The revenue applicable to the discontinued operations for 2001 totalled $1,897,339 (2000 - $2,558,696) of which website sales and services represented $280,679 (2000 - $554,633). Since website sales and services provided a considerably higher margin than investor on-line services (sales of $1,603,388 in 2001 compared to $1,998,917 in 2000) the pattern of continuing losses had become evident.

The sale of the Internet and investment information business effective June 29, 2001 gave rise to a loss on disposal of the discontinued operations of $904,711 of which $583,164 was the loss realized on the sale of assets more fully described in Note 7 to Stockscape's financial statements.

General and administrative expenses for 2001 of $532,803 in respect of discontinued operations show a substantial improvement over the previous year's costs of $777,510. Investor relations expenses were reduced to $27,284 (2000 - $225,735) and management, administration, office and salaries totalled $258,346 (2000 - $279,002). The write-down of marketable securities and loss on sale of marketable securities amounted in total to $81,284 compared to a net gain in these categories of $113,510 in 2000.

Liquidity and Capital Resources

The current assets of Stockscape were depleted by $2,563,562 during the course of the 2001 fiscal year. Of this, $1,303,476 comprised cash and cash equivalents. Net current assets at December 31, 2001 totalled $2,946,474. On February 1, 2002 Stockscape paid US$ 1,026,000 for the purchase of 20 million units of Vista at a price of US$ 0.0513 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one common share of Vista at a price of US$ 0.075 until February 1, 2007. On the completion of this transaction, Stockscape had cash and cash equivalents of approximately $1 million and marketable securities plus long term investments in excess of $4 million.

Stockscape's marketable securities and long term investments as at December 31, 2001 were comprised almost entirely of 2.175 million shares of Great Basin. These shares are subject to certain resale restrictions more fully described in Note 3 of Stockscape's financial statements. At current prices, ongoing sales of the Great Basin shares should be sufficient to provide working capital for Stockscape for the next several years. Subsequent to December 31, 2001, Stockscape's staff has been reduced to one employee and the total general and administrative expenditures are approximately $20,000 per month. Management's efforts are being directed towards completion of the Arrangement.

DIVIDEND POLICY

Stockscape has not paid dividends since its incorporation. Stockscape currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

Authorized and Issued Share Capital

The authorized capital of Stockscape consists of 200,000,000 Stockscape Common Shares, of which 26,357,183 shares were issued and outstanding, and 100,000,000 Preferred shares without par value, issuable in series, of which none were issued and outstanding as at the date of this Information Circular.

Holders of Stockscape Common Shares are entitled to one vote per share at all meetings of shareholders, to receive dividends as and when declared by the directors and, subject to the rights of the holders of Preferred Shares, to receive a pro rata share of the assets of Stockscape available for distribution to holders of Stockscape shares in the event of liquidation, dissolution or winding-up of Stockscape. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of Common Shares.

Share And Loan Capital

The following table and the notes thereto set forth the share and loan capital of Stockscape as at the dates specified therein. The following table should be read in conjunction with, and is qualified by reference to, Stockscape's financial statements attached as Schedule "H" to this Information Circular.
Designation of Security	Authorized	Amount Outstanding as at April 30, 2002 (1)(2)	Amount Outstanding after giving effect to the Arrangement (1) (2)
Common Shares	200,000,000	26,357,183	Nil
Preferred Shares	100,000,000	Nil	Nil
Long Term Debt	N/A	Nil	Nil

(1) All figures are unaudited.

(2) These figures do not include Stockscape Common Shares which may be issued upon exercise of the outstanding Stockscape Options to purchase a total of 1,142,500 Stockscape Common Shares or the outstanding Stockscape Warrants to purchase a total of 400,000 Stockscape Common Shares.

(3) On completion of the Arrangement, Stockscape shall cease to exist as a separate company and its shares will ultimately be exchanged for Amalco Class A Shares. See "Bradstone (Post Arrangement)  Share and Loan Capital".

consolidated Capitalization

There has not been and it is not proposed there be any material change in the share and loan capital of Stockscape on a consolidated basis since the date of the comparative financial statements for the most recently completed financial year, save the Arrangement.

Options and Other Rights to Purchase Shares

Options

The Stockscape Options entitle various persons the right to purchase an aggregate of 1,142,500 Stockscape Common Shares at prices ranging from Cdn$0.50 to US$ 0.50 per share with expiry dates ranging from October 31, 2002 to January 9, 2005. All of the Stockscape Stock Options are vested. A total of 2,635,718 Stockscape Common Shares may be granted under Stockscape's stock option plan.

The following table sets out all options which are held by all current executive officers of Stockscape and its subsidiaries as a group, all Directors (but not executive officers) as a group, and all employees as a group, as follows:
Optionees & Number in the Group	Number of Common Shares	Exercise Price	Market Value of one Stockscape Common Share on the Date of Grant	Market Value of one Stockscape Common Share on April 29, 2002
Executive Officers and Past Executive Officers (5)	205,000 587,500	$0.50 US$0.50	$0.50 US$0.50	US$0.165 US$0.165
Directors and Past Directors who are not Executive Officers (2)	200,000 100,000	$0.50 US$0.50	$0.50 US$0.50	US$0.165 US$0.165
Employees and Past Employees (3)	20,000 30,000	$0.50 US$0.50	$0.50 US$0.50	US$0.165 US$0.165

Share Purchase Warrants

The Stockscape Warrants entitle holders to purchase up to 400,000 shares of Stockscape Common Shares at an exercise price of $0.50 per share until June 30, 2003.

There are no assurances the options and warrants set forth above will be exercised in whole or in part.

PRIOR SALES

Stockscape has not issued any securities during the 12 months preceding the date of this Information Circular.

STOCK EXCHANGE PRICEs

Stockscape Common Shares are quoted on the OTCBB. The following table sets out the high and low trading price and volume of trading of the Stockscape Common Shares during the periods indicated.
Year		High (US$)	Low (US$)	Volume (no. of shares)
2000	First Quarter	2.25	0.65	11,387,600
	Second Quarter	1.20	0.35	5,942,540
	Third Quarter	0.50	0.33	2,229,410
	Fourth Quarter	0.375	0.25	3,588,600
2001	First Quarter	0.29	0.14	1,479,200
	Second Quarter	0.18	0.14	831,700
	Third Quarter	0.15	0.135	1,830,500
	October	0.14	0.11	140,100
	November	0.12	0.07	237,600
	December	0.095	0.076	1,275,100
2002	January	0.15	0.09	295,700
	February	0.18	0.085	627,000
	March	0.23	0.14	369,000
	April	0.22	0.15	2,441,600
	May 1 to 14	0.18	0.16	270,300

On May 16, 2002, the closing price of the Stockscape Common Shares was US $0.17 per Stockscape Common Share.

Performance Shares or Escrow Securities

None of the issued and outstanding Stockscape Common Shares are performance shares or subject to an escrow or pooling agreement.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of Stockscape no person, as at the date of this Information Circular, beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Stockscape except the following:
Name and Municipality of Residence	Designation of Class	Type of Ownership	Number of Stockscape Common Shares Owned (1)	Percentage of Stockscape Common Shares Before the Arrangement	Percentage of Amalco Class A Shares After the Arrangement(2)
A. Richards (Rick) Rule(3) Carlsbad, California	Common	direct	10,000,000	37.94%	9.92%

(1) Information in this table is based on information provided to Stockscape by those named.

(2) Where persons listed on this table have the right to obtain additional Stockscape Common Shares through the exercise of Stockscape Options and Stockscape Warrants, these additional shares are not deemed to be outstanding for the purpose of computing the percentages owned by them or any other person. Percentages are based on the shares outstanding as of the Record Date.

(3) It is expected that Mr. Rule will own 2,416,218 Amalco Class A Shares on completion of the Agreement.

As at April 18, 2002, the directors and senior officers of Stockscape as a group, beneficially owned, directly or indirectly, 4,020 Stockscape Common Shares representing 0.02% of the issued Stockscape Common Shares.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, current position with Stockscape and principal occupation of, and number and percentage of Stockscape Common Shares owned or over which control and direction is exercised by, each of the directors and the executive officers of Stockscape.
Name and Municipality of Residence(1)	Principal Occupation for the Past FiveYears	Director Since (4)	No. of Securities(2)	Percentage
Sargent H. Berner(3) Vancouver, B.C. Director	Partner, DuMoulin Black Barristers & Solicitors	Oct. 12, 1990	1,000	<0.01%
John J. Brown(3) Vancouver, B.C. Secretary & Director	President of Pacific Opportunity Company Ltd. (private financial consulting & merchant banking company)	June 30, 1999	Nil	Nil
Andrew F.B. Milligan Vancouver, B.C. President, Chief Executive Officer & Director	Chairman of the Board, President & CEO, Stockscape.	Nov. 17, 1986	3,020	0.01%
A. Murray Sinclair(3) Vancouver, B.C. Director	President, Quest Ventures Ltd., Dec. 1996 to present; Director, Quest Management Corp.	June 30, 1999	Nil	Nil

(1) The information as to residence and principal occupation, not being within the knowledge of Stockscape, has been furnished by the respective directors and officers individually.

(2) The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of Stockscape, has been furnished by the respective directors and officers individually.

(3) Denotes member of Audit Committee.

(4) Directors serve until the earlier of the next annual general meeting or their resignation.

Management

The following are brief biographies of Stockscape's senior management and directors.

Sargent H. Berner is a lawyer and partner of DuMoulin Black, a law firm in Vancouver, British Columbia. He is also a director of a number of Vancouver-based companies the shares of which are listed on the TSX Venture or the TSX.

John J. Brown is a Chartered Accountant and the President of Pacific Opportunity Company Ltd., a financial consulting and merchant-banking company in Vancouver, British Columbia. He is also a director of several private and public companies. Previously Mr. Brown was an investment advisor with a Canadian brokerage firm, a senior partner with the public auditing firm of Deloitte & Touche, Chartered Accountants, in Vancouver for many years, a director and the past Chairman of the British Columbia Automobile Association and a former director of the Canadian Automobile Association.

Andrew F. B. Milligan is the President and CEO of Stockscape. At various times since November 1986 he has held the offices of Chairman or President of Stockscape and Cornucopia. He was President of Glamis Gold Ltd. from 1984 to 1986. He has held senior executive positions in Canada and the United Kingdom with British Aerospace, Rolls Royce, TRV Minerals Corporation and Iona Industries Inc. He is currently a director of a number of Vancouver-based mining companies with shares listed on the TSX Venture.

A. Murray Sinclair has been President and director of Quest Ventures Ltd., a private merchant banking company, since December 1996 and director of Quest Management Corp., a management company which is now wholly-owned by Arapaho Capital Corp., the shares of which trade on the TSX Venture (formerly the Canadian Venture Exchange), since December 1996. Quest Ventures Ltd. specializes in (1) mezzanine lending to public companies in the oil & gas sector and (2) active equity investments. Quest Management Corp. provides various consulting, administrative, management and related services to publicly traded companies.

Previously, Mr. Sinclair was Managing Director of Quest Oil & Gas Inc. (formerly Quest Capital Corporation) from May 1993 to April 1997. Quest Oil & Gas Inc. was a publicly-traded oil and gas company whose shares traded on the TSX. Prior to that he was President and Director of Noramco Capital Corp. from June 1991 to January 1996 and Vice-President, Finance of Noramco Capital Corp. from July 1988 to June 1991. Mr. Sinclair is also director and/or officer of numerous other publicly traded companies.

Mr. Sinclair obtained a B. Comm (Honours) from Queens University in 1984.

Corporate Cease Trade Orders Or Bankruptcies

No director, officer or promoter of Stockscape and, to Stockscape's knowledge, no holder of greater than 20% of the Stockscape Common Shares is, or during the 10 years prior to the date hereof has been, a director, officer or promoter of any other issuer that, while that person was acting in the capacity of a director, officer or promoter of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that director or officer.

Penalties Or Sanctions

No director, officer or promoter of Stockscape and, to Stockscape's knowledge, no holder of greater than 20% of the Stockscape Common Shares is, or during the 10 years prior to the date hereof, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, involving fraud or theft or otherwise relating to Canadian securities legislation.

Individual Bankruptcies

No director, officer or promoter of Stockscape and, to Stockscape's knowledge, no holder of greater than 20% of the Stockscape Common Shares, nor any of their personal holding companies, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts Of Interest

The directors of Stockscape are required by law to act honestly and in good faith with a view to the best interest of Stockscape and to disclose any interests which they may have in any project or opportunity of Stockscape. If a conflict of interest arises, any director in a conflict must disclose his interest and abstain from voting on the matter at a meeting of the board of directors.

To the best of Stockscape's knowledge, there are no known existing or potential conflicts of interest among Stockscape, its promoters, directors, officers or other members of management of Stockscape as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies, including Bradstone, Glenex and Peruvian, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of Stockscape are aware of the existence of laws governing accountability of directors and officers for corporate opportunities and requiring disclosure by directors of conflicts of interest. Stockscape will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. Such directors or officers in accordance with Company Act (British Columbia) - will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See "Executive Compensation", "Interest of Management and Others in Material Transactions", "Other Material Facts" and "Material Contracts".

Indebtedness of Directors, Executive Officers and Senior Officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by Stockscape during the most recently completed financial year ended December 31, 2001.

Executive Compensation

The following table sets forth all annual and long term compensation for services in all capacities to Stockscape for the three most recently completed financial years ended December 31, 2001, 2000 or 1999 in respect of each of the individuals who were, as at December 31, 2001, 2000 and 1999, the Chief Executive Officer and the other four most highly compensated executive officers of Stockscape whose total salary and bonus exceeded $100,000 (collectively the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an officer at the end of the financial year.

Summary Compensation Table
Annual Compensation	Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended Period Dec. 31	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)(1)	Restricted Common Shares of Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Andrew F.B. Milligan President & CEO (3) (4)	2001 2000 1999	120,000 120,000 174,000	- - -	- - -	200,000 200,000 500,000	- - -	- - -	13,190 11,776 6,972
Barry F. Duggan former President &CEO(2)	2001	116,000	284,000(2)	-	187,500(2)	-	-	8,400
	2000	136,000	-	-	300,000	-	-	7,452

(1) Figures represent options granted during a particular year.

(2) Mr. Duggan was President and Chief Executive Officer from April 2000 to September 2001. As part of a termination settlement agreement, Mr. Duggan received a severance payment of $284,000 and his stock option was reduced from 300,000 to 187,500 fully vested options, to expire on December 31, 2002.

(3) Mr. Milligan was President and Chief Executive Officer from March 1991 to April 2000. Mr. Milligan again became President and Chief Executive Officer in June 2001 to replace Mr. Duggan.

(4) The services of Mr. Milligan are provided under a Consultant/Management Agreement dated July 1, 1999, between Stockscape and Glencoe Management Ltd., a company owned and controlled by Mr. Milligan.

Long Term Incentive Plan (LTIP) Awards

Stockscape did not have a Long Term Incentive Plan ("LTIP") pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Option Grants

Stockscape did not grant any stock options to the Named Executive Officers during Stockscape's most recently completed financial year. During the most recently completed financial year, stock options granted to Mr. Duggan (Stockscape's former President and Chief Executive Officer) were reduced from 300,000 to 187,500 fully vested options, to expire December 31, 2002 and the expiry date for options previously granted to an employee was changed to October 31, 2002.

Aggregate Options Exercised and Option Values

No options were exercised by the Named Executive Officers during the most recently completed financial year. The fiscal year end values of the unexercised options were not in the money.

Defined Benefit or Actuarial Plan Disclosure

Stockscape has no defined benefit or actuarial plans.

Termination Of Employment, Changes In Responsibility And Employment Contracts

During the fiscal year ended December 31, 2001, Stockscape was a party to the following employment contracts and arrangements with the Named Executive Officers.

A company controlled by the former President of Stockscape received monthly fees of $17,000 in return for consulting, management services and benefits until his position with Stockscape terminated in September 2001. As a term of the settlement with the former President, his stock options were reduced from 300,000 to 187,500 options, to expire on December 31, 2002.

Glencoe Management Ltd., a company controlled by the President and Chief Executive Officer of Stockscape, receives monthly fees of $10,000 and various benefits in return for consulting and management services. In 2001, Glencoe received an additional $13,190 for such benefits. Pacific Opportunity Company Ltd., a company controlled by the Corporate Secretary of Stockscape, provided accounting, administrative and management services to Stockscape during the year ended December 31, 2001 and received $121,660 for these services.

Stockscape has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in Stockscape's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

Stockscape has no arrangements, standard or otherwise, pursuant to which Directors are compensated by Stockscape for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular. Stockscape incurred legal fees for the year ended December 31, 2001 totalling $43,355 to a legal firm of which a director is a partner.

There were no individual grants of options to purchase securities of Stockscape made to the Directors or officers of Stockscape (excluding the Named Executive Officers) during the most recently completed financial year.

Management Contracts

See "Termination of Employment, Changes in Responsibility and Employment Contracts".

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risk related to Stockscape's business as well as the risk factors specifically associated with Bradstone.

Nature of the Securities

The purchase of Stockscape securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the securities offered hereby should not constitute a major portion of an investor's portfolio.

Lack of Earnings

Stockscape is not currently carrying on business and has no source of earnings.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Stockscape will need to locate another property or business to acquire. There is no certainty that Stockscape will be able to do so, or if it locates another property or business, that it will be able to obtain required financing or obtain regulatory or shareholder approval for the Arrangement, that it will have or will be able to raise sufficient funds to finance the new property or business, or that such new property or business will be successful. If the Arrangement does complete, shareholders will be subject to the risk factors specifically associated with Bradstone.

Dependence on Management

Until the Arrangement completes, Stockscape is dependent upon the personal efforts and commitment of its existing management, who is responsible for the development of future business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Stockscape could result, and other persons would be required to manage and operate Stockscape.

Conflicts of Interest

Some of the proposed directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on their own behalf and on behalf of other corporations in which they have an interest. As a result, situations may arise where these directors and officers will be in direct competition with Stockscape. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Company Act.

Some of the proposed directors and officers of Stockscape are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors' duties to Stockscape and their duties to the other companies on whose boards they serve, the proposed directors and officers of Stockscape have agreed to the following:

1. participation in other business ventures offered to the directors will be allocated among the various companies on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate;

2. no commissions or other extraordinary consideration will be paid to such directors and officers; and

3. business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to Stockscape except on the same or better terms than the basis on which they are offered to third party participants.

PROMOTER

Andrew F.B. Milligan took the initiative in Stockscape's reorganization resulting from the Arrangement and, accordingly, may be considered to be the promoter of Stockscape within the meaning of applicable securities legislation. Mr. Milligan beneficially owns, directly and indirectly, and has control over a total of 3,020 Stockscape Common Shares representing 0.01% of the outstanding Stockscape Common Shares. During the past two years the only thing of value which he has received from Stockscape is his remuneration, including stock options, as disclosed under "Executive Compensation".

LEGAL PROCEEDINGS

Stockscape and its subsidiaries are not a party to any material legal proceedings and Stockscape is not aware of any such proceedings known to be contemplated.

Interest of management and others in material transactions

No director, executive officer or greater than 10% shareholder of Stockscape and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction in the preceding three years or in any proposed transaction which in either such case has materially affected or will materially affect Stockscape save as described below and elsewhere disclosed herein. See "Bradstone Equity Partners, Inc.  Interest of Management and Others in Material Transactions".

1. Messrs. Sinclair and Milligan, directors, officers and shareholders of Stockscape, will become directors and officers of Bradstone (post Arrangement) and will receive Amalco Shares pursuant to the Arrangement and, in the case of Mr. Sinclair, by way of private sale.

2. On July 9, 1999 Stockscape acquired Stockscape Canada from A.R. Rule Investments Ltd. of Vancouver, British Columbia for 10 million Stockscape Common Shares valued at $5 million. After completion of the acquisition these shares represented 55% of the outstanding Stockscape Common Shares. Stockscape had received a fairness opinion dated May 14, 1999 from Dundee Securities Corporation which valued Stockscape Canada at $5 million. A.R. Rule Investments Ltd. is a private British Columbia company owned by A. Richards (Rick) Rule of Carlsbad, California. John J. Brown of Vancouver, British Columbia is its President. He was appointed as a director of Stockscape on completion of the acquisition. Subsequently he was appointed as Stockscape's Corporate Secretary.

SPONSORSHIP AND FISCAL AGENCY AGREEMENTS

Stockscape has not entered into any Sponsorship or Fiscal Agency Agreements.

relationship between STOCKSCAPE and professional persons

There is no beneficial interest, direct or indirect, in any securities or property of Stockscape or of an associate or affiliate of Stockscape, held by a "professional person" as referred to in section 106(2) of the Rules under the Securities Act (British Columbia), a responsible solicitor or any principal of the responsible solicitor's firm, O'Neill & Company.

AUDITORS

The auditors of Stockscape are De Visser Gray, Chartered Accountants, 401  905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Stockscape Common Shares is CIBC Mellon Trust Company at its principal offices at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

Particulars of Material Contracts

The only agreements or contracts that Stockscape has entered into within the previous two years which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement dated April 5, 2002 among Bradstone, Stockscape, Glenex and Stockscape.

2. Agreement dated September 20, 2001 between Stockscape and Nikolas for the purchase by Nikolas of the business and operations of Stockscape Canada. See "General Development of the Business  Three Year History".

3. Settlement Agreement dated April 2, 2002 with USF&G and others in respect of the lawsuit commenced over the reclamation bond for the Mineral Ridge Mine.

4. Subscription Agreement dated February 1, 2002 with Vista in respect of Stockscape's purchase of 20 million units of Vista.

A copy of any material contract or report may be inspected at any time up to the date of the Stockscape Meeting during normal business hours at Suite 300, 570 Granville Street, Vancouver, British Columbia.

Other Material Facts

There are no other material facts relating to Stockscape and not disclosed elsewhere in this Information Circular.

BRADSTONE (POST ARRANGEMENT)

The following information is presented on a Post-Arrangement basis and is reflective of the projected business, financial and share capital position of Bradstone. This section only includes information respecting Bradstone that is materially different from information provided earlier in this Information Circular. See the various headings under "Bradstone Equity Partners, Inc." for additional information regarding Bradstone. See also the Pro Forma Financial Statements attached hereto as Schedule "I".

NAME AND INCORPORATION

Bradstone (Post Arrangement) will be formed pursuant to the amalgamation of Bradstone, Peruvian, Glenex and Stockscape under the laws of British Columbia as part of the Arrangement. The authorized capital of Bradstone (Post Arrangement) will consist of 100,000,000 Amalco Class A Shares, 100,000,000 Amalco Class B Shares, 100,000,000 First Preferred Shares and 100,000,000 Second Preferred Shares, in each case without nominal or par value. The registered and records office will be 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5 and its head office shall be Suite 300, 570 Granville Street, Vancouver, British Columbia V6C 3P1.

INTERCORPORATE RELATIONSHIPS

On completion of the Arrangement, Bradstone (Post Arrangement) will have the subsidiaries and will have significant interest in the Companies described in the chart below. See also "Peruvian  Intercorporate Relationships", "Glenex Industries Inc.  Intercorporate Relationships" and "Stockscape.com Technologies Inc.  Intercorporate Relationships".
A&E Capital Funding, Inc. (Canada)
12.43%(1)
Bradstone Equity Partners, Inc. (British Columbia)

16.7%	10.5%	100%	100%
A&E Capital Funding Inc. (Canada)	Spur Ventures Inc. (British Columbia)	Kay Metals Ltd. (Barbados)	Glenex Industries Inc. (Canada)

100%	100%
Foothills Development Inc. (South Carolina)	Minas Dixon SA (Peru)

100%	100%	100%	100%
Stockscape.com Technologies (Canada) Ltd. (British Columbia)	Stockscape Corporate Communications Canada Ltd. (British Columbia)	Stockscape Corporate Communications U.S., L.L.C. (Florida)	Cornucopia Resources Inc. (Nevada)
100%
Red Mountain Resources, Inc. (Colorado)

(1) Represents percentage of total votes of Bradstone Class A Shares and Bradstone Class B Shares.

Business

Overview

Upon completion of the Arrangement, Bradstone (Post Arrangement) will have approximately $28 million in net assets. These assets will provide the basis for expanding its merchant banking activities  specifically, its bridge loan business by  providing asset backed/collaterized bridge loans ("Bridge Loans") to publicly listed companies in a number of different industries.

In addition, from time to time, depending on market conditions, Bradstone (Post Arrangement) will supplement its Bridge Loan business in several ways. Firstly, it will undertake catalyst investing by purchasing securities of emerging companies that require equity capital (collectively, the "Equity Investments"). Secondly, unallocated cash may be used by Bradstone (Post Arrangement) to invest in income trusts or royalty trusts and other income generating financial instruments to further enhance diversity and returns. This will also include, when applicable, arbitrage investing in Canadian companies that are the subject of take over offers (collectively, "Income Investments"). The Equity Investments and the Income Investments will be acquired in trades made through the facilities of stock exchanges in Canada and the United States, in the secondary market, or through participation in public offerings or private placements. The Bridge Loans and certain corporate debt, will be made by direct negotiation with and loans to the borrower(s). Bradstone (Post Arrangement) intends to focus its efforts on Bridge Loans and Equity Investments of Canadian and United States incorporated or domiciled issuers and borrowers.

Investment Objectives

Bradstone's (Post Arrangement) intended investment objectives with respect to Bridge Loans are:

to preserve its principal investment;

to obtain a rate of return, or yield, in the form of an interest rate on its principal investment; and

to obtain additional potential upside or return on its principal investment in the form of bonuses which is typically an equity participation in the borrowers company.

Bradstone's (Post Arrangement) intended investment objectives with respect to Equity Investments are:

to achieve capital appreciation;

to limit downside risk of its capital;

to seek higher investment returns commensurate with risks associated with early stage investments; and

to obtain a rate of return, or yield in the form of an interest rate or equity participation on a debentures. This is in addition to the fees from management services including bonuses in the form of cash payments, warrants, royalties or other equity enhancements.

Bradstone's (Post Arrangement) intended investment objectives with respect to its Income Investments are:

to preserve its investment;

to obtain a rate of return, or yield, in the form of an interest rate on its investment; and

to seek liquidity.

Bradstone (Post Arrangement) intends to achieve these objectives by creating a diversified portfolio of Bridge Loans, Equity Investments and Income Investments which it hopes will provide a relatively low risk vehicle for achieving consistent returns on a long term basis. In keeping with Bradstone's (Post Arrangement) investment strategy described below, the composition of the Bridge Loans, Equity Investments and Income Investments will vary over time depending on assessment of the Board of Directors and management of Bradstone (Post Arrangement) of a number of factors including the financial markets, the commodity markets and credit risk.

Investment Strategy

Bridge Loans

The Bridge Loan investment strategy of Bradstone (Post Arrangement) will seek to achieve its investment objectives by selecting and actively managing the Bridge Loans in accordance with the following investment guidelines:

Investment Guidelines
Principal Amount Term Interest Rate Bonus Collateral Repayment	$250,000 to $10,000,000 Cdn. 3 months to 12 months 1% per month 5% to 20% of the Principal Amount Marketable securities or assets, guarantees Satisfactory repayment strategy

Bradstone (Post Arrangement) will employ a disciplined analytical approach prior to completing a Bridge Loan. This will include an analysis of the fundamentals of borrowers to which it proposes to make a Bridge Loan. Bradstone (Post Arrangement) will undertake research that will include analyzing profitability, liquidity, outstanding debt, operating and administrative costs, commodity price exposure, economic and reserve life (where applicable), cash flow, the ability of management to grow the business and other factors applicable to the collateral and the ability of the borrower to repay its Bridge Loan.

Equity Investments

Bradstone will seek higher investment returns by providing equity and debt capital to emerging growth companies. The risks associated with these investments are considered to be higher but will be mitigated by disciplined due diligence and analysis. Each investment will be made to management teams with credible backgrounds and a history of managing successful enterprises.

Bradstone has invested its capital in emerging and developing companies mainly in the natural resource section and to a lesser extent, the high technology section. Bradstone (Post Arrangement) will continue to seek investments mainly in the natural resource section in emerging companies that have established track records.

It is anticipated that the amount of each investment will be not less than $100,000 and the time horizon for realizing on its investment will be up to 3 years. In addition to providing equity capital, Bradstone (Post Arrangement) will focus on companies where it can provide other value added benefits to the companies it invests in such as providing financial and capital market advice and assistance to the board of directors and management.

Income Investments

Depending on the financial markets and Bridge Loan opportunities, it may be difficult to have a fully invested Bridge Loan portfolio. Therefore Bradstone (Post Arrangement) will invest some of its unallocated cash in income generating financial investments such as income trusts and arbitrage opportunities.

An income trust is generally structured to own debt and/or equity of a company engaged in a cash flow generating business. Generally, the income trust acquires equity or debt securities of the company with the proceeds from the issue of trust units. The company typically distributes cash flow to the income trust by means of dividends, payment of interest and repayments of principal. That portion of unitholder distributions which is not taxable to the unitholder in the year of distribution is treated as a return of capital and reduces the unitholder's adjusted cost base for tax purposes.

Bradstone (Post Arrangement) will employ arbitrage as part of its investment strategy. Arbitrage can, from time to time, provide enhanced returns from purchases of mainly Canadian public companies that are the subject of an all cash take over which is friendly in nature. These purchases are consistent with the investment objectives in that they provide a known "exit" or "take out", a de facto yield in the form of capital appreciation and the possibility for upside in the form of a competitive bid or sweetened offer.

Bradstone (Post Arrangement) may alter its portfolio composition of Bridge Loans, Equity Investments and Income Investments and/or Investment Strategies from time to time to adjust to market conditions.

Investment Restrictions

Bradstone (Post Arrangement) intends to establish some guidelines which will restrict the composition of its investments which will include the following:

(a) invest no more than 10% of its total assets in any one Bridge Loan or Income Investment and with any single company or borrower;

(b) invest no more than the 5% of its total assets in any one Equity Investment and with any single company and cumulatively, invest more than 20% of its total assets in Equity Investments;

(c) not borrow funds which exceed 50% of its total assets;

(d) not purchase or sell derivatives or commodity contracts including futures contracts and options thereon, except that Bradstone (Post Arrangement) may enter into interest rate hedges if applicable, from time to time to protect its Income Investment and Bridge Loans.

See "Bradstone Equity Partners, Inc.  Business of Bradstone" for information about the prior operations of Bradstone. The prior development and history of the business of Peruvian, Glenex and Stockscape are described under the respective headings "Peruvian Gold Corporation - Business", "Glenex Industries Inc. - Business" and "Stockscape Technologies.com Inc. - Business" in this Information Circular.

Pro Forma Financial Statements

The unaudited Pro Forma Financial Statements attached hereto as Schedule "I" give effect to the Arrangement on a pro forma basis and have been prepared on the basis of assumptions described in the notes thereto. The unaudited pro forma consolidated balance sheet was prepared as at December 31, 2001. These statements are not necessarily indicative of what the actual operating results or financial position would have been had the Arrangement occurred on the dates for the periods indicated and do not purport to indicate future results of operations.

Authorized and Issued Share Capital

The authorized capital of Bradstone (Post Arrangement) will consist of 100,000,000 First Preferred Shares, 100,000,000 Second Preferred Shares, 100,000,000 Class "B" Multiple Voting Shares (Amalco Class B Shares) and 100,000,000 Class "A" Subordinate Voting Shares (Amalco Class A Shares), in each case without nominal or par value. On completion of the Arrangement, there will be 24,364,452 Amalco Class A Shares and 4,067,766 Amalco Class B Shares and no First Preferred or Second Preferred Shares issued and outstanding. The holders of the Amalco Class B Shares are entitled to receive dividends and to participate in the distribution of assets on winding up or liquidation of the Issuer rateably with the holders of the Amalco Class A Shares subject to the rights of holders of any other class of shares of the Issuer entitled to receive dividends or to participate in the distribution of assets in priority to or rateably with the Amalco Class B Shares. The holders of the Amalco Class B Shares are entitled to five votes in respect of each Amalco Class B Share held and the Amalco Class A Shares are entitled to one vote per Amalco Class A Share held.

The Amalco Class B Shares are convertible at any time at the option of the holder into Amalco Class A Shares on the basis of one Amalco Class A Share for each Amalco Class B Share held. The Amalco Class A Shares are convertible into Amalco Class B Shares in the event an offer to purchase the Amalco Class B Shares is made to all or substantially all of the holders of Amalco Class B Shares which is not made concurrently with an offer to purchase Class A Shares that is identical to the offer to purchase the Amalco Class B Shares in terms of price per share and percentage of outstanding shares to be taken up. In such event each Amalco Class A Share is convertible into one Amalco Class B Share during a specified period. An election to convert by a holder of Amalco Class A Shares is deemed to also constitute an election to deposit the converted shares to the offer.

There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no special liquidation rights or pre-emptive rights. The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

Share and Loan Capital

The following table sets forth the share and loan capital of Bradstone and Bradstone (Post Arrangement) as at the dates specified therein.

Designation of Security	Authorized	Amount Outstanding as at April 30, 2002 (1)	Amount Outstanding after giving effect to the Arrangement (1) (2)
Class A (Subordinate Voting Shares) (3)	100,000,000(4)	4,109,690	24,364,452
Class B (Multiple Voting Shares) (3)	100,000,000(4)	4,067,766	4,067,766
First Preferred Shares	100,000,000(4)	Nil	Nil
Second Preferred Shares	100,000,000(4)	Nil	Nil
Options	-	250,000	944,448 (2)
Warrants	-	Nil	96,649 (2)
Long term debt	-	Nil	Nil

(1) All figures set out are unaudited.

(2) Assumes no exercise of Amalco Options, Amalco Warrants, Peruvian Options, Glenex Options, Stockscape Options or Stockscape Warrants prior to the effective date of the Arrangement.

(3) The Bradstone Class A Shares and Amalco Class A Shares carry one vote per share and the Bradstone Class B Shares and Amalco Class B Shares carry five votes per share.

(4) Bradstone currently has an unlimited number of each class of shares authorized but on completion of the Arrangement Bradstone (Post Arrangement) will have 100,000,000 shares of each class authorized.

Options and Other Rights to Purchase Shares

Options

Pursuant to the Arrangement,

1. the Peruvian Options will be exchanged for Amalco Options on the basis of one Amalco Option for each 1.7156 Peruvian Options exercisable at a price equal to 1.7156 times the original price;

2. the Glenex Options will be exchanged for Amalco Options on the basis of one Amalco Option for each 2.2680 Glenex Options exercisable at a price equal to 2.2680 times the original price; and

3. the Stockscape Options will be exchanged for Amalco Options on the basis of one Amalco Option for each 4.1387 Stockscape Options exercisable at a price equal to 4.1387 times the original price;

for an aggregate of 944,448 Amalco Options issued on completion of the Arrangement. If the Option Resolution is approved at the Bradstone Meeting, an aggregate of 4,872,920 Amalco Class A Shares will be available for issuance under the Bradstone 2002 Stock Option Plan.

The following table sets out all options which will be held, post-Arrangement, by all then current executive officers as a group, all directors (but not executive officers) as a group, and all employees as a group, as follows:
Optionees(1)	Number of Amalco Class A Shares Subject to Options(1)	Exercise Price	Market Value of Securities on the Date of Grant	Number in the Group
Executive Officers and Past Executive Officers	172,534 89,765 55,115 49,532 141,953	$0.77 $0.77 $0.57 $2.07 U.S. $2.07	$0.75 $0.81 $0.57 $2.07 U.S. $2.07	9
Directors and Past Directors who were not Executive Officers	235,155 44,092 48,324 24,162	$0.77 $0.57 $2.07 U.S. $2.07	$0.75 $0.57 $2.07 U.S. $2.07	5
Employees	73,735 4,832 7,249	$1.20 $2.07 U.S. $2.07	$0.87 $2.07 U.S. $2.07	9

(1) Assuming the Optionees were to hold the same positions as they hold in the Companies.

Warrants

Pursuant to the Arrangement, the Stockscape Warrants will be exchanged for Amalco Warrants on the basis of one Amalco Warrant for each 4.1387 Stockscape Warrants at a price equal to 4.1387 times the original price.

On completion of the Arrangement, Amalco Warrants for the purchase of 96,648 Amalco Class A Shares at an exercise price of $2.07 per Amalco Class A Share until June 30, 2003 will be outstanding.

Principal Holders of Voting Securities (Post arrangement)

At the completion of the Arrangement, no person will beneficially own, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding Amalco Shares except the following:
Name and Municipality of Residence	Designation of Class	Type of Ownership	Number of Amalco Shares Owned	Percentage of Total Votes After the Arrangement
A&E (1)	Class A Class B	Direct Direct	250,000 Class A 1,061,500 Class B	12.4%
A. Richards (Rick) Rule Carlsbad, California	Class A Class B	Direct Direct	2,416,218 Class A 450,000 Class B	10.4%

(2) A&E is a TSX Venture listed public company, of which Robert G. Atkinson and Gordon D. Ewart are controlling shareholders, directors and officers.

At the completion of the Arrangement, the proposed directors and senior officers of Bradstone as a group, will beneficially own, directly or indirectly, 1,164,039 Amalco Class A Shares representing 6.63% of the issued Amalco Class A Shares and 978,000 Amalco Class B Shares representing 24.04% of the issued Amalco Class B Shares which together represent 14.55% of the total votes. See "Directors and Officers" and in particular the tables and footnotes showing other shareholdings of proposed directors and officers and 10% shareholders.

Performance Shares or Escrow Securities

At the completion of the Arrangement, Bradstone (Post Arrangement) will not be subject to any escrow and resale restrictions.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, proposed position with Bradstone and principal occupation of and number and percentage of Bradstone Shares (Post Arrangement) of each of the directors and the executive officers.
Name and Municipality of Residence (1)	Principal Occupation for the Past FiveYears	No. of Securities Post Arrangement (2)	Percentage of Votes Post Arrangement(3)
Robert G. Atkinson (6) West Vancouver, B.C. Co-Vice Chairman & Director	President, CEO & Director, Bradstone, a public merchant banking firm, 1997 to present; President, CEO & Director, Peruvian, January 2001 to present; currently, Director, Trimin Capital Corp; Director Trimin Enterprises Ltd., Oct. 1992 to March 1999.	273,433 Class A(4) 162,000 Class B(4)	2.34%
Brian E. Bayley (5) North Vancouver, B.C. President, Chief Executive Officer, Director	President, CEO & Director, Quest Management Corp., a management consulting company now wholly-owned by Arapaho Capital Corp., a TSX Venture listed company, Dec. 1996 to present; Director, Quest Ventures Ltd., a private merchant banking company, Dec. 1996 to present.	718,943 Class A 325,000 Class B	5.24%
Gordon D. Ewart (6) Cobourg, Ontario Co-Vice Chairman and Director	Self-employed businessman and President, CEO & Director, A&E, 1994 to present; Director, Bradstone, Oct. 1992 to present.	193,433 Class A(4) 166,000 Class B(4)	2.29%
Edward L. Mercaldo (5) Del Mar, California Director	Executive Vice President, CFO & Director of Diamond Fields Resources Inc.; Financial Consultant and private investor since Aug. 1996,	Nil	-
A. Murray Sinclair (5) Vancouver, B.C. Director	President, Quest Ventures Ltd., Dec. 1996 to present; Director, Quest Management Corp.	427,500 Class A 325,000 Class B	4.59%
John J. Fleming (5) Calgary, Alberta Director	President, CEO & Director, Bonanza Energy Ltd., an investment company; Chairman of the Board, Roseland Resources Ltd., an oil and gas company; President, CEO & Director, TransAtlantic Petroleum Corp., an oil and gas company; Director of a number of publicly traded companies.	Nil	-
Andrew F. B. Milligan(5) Vancouver. B.C. Proposed Director	Chairman of the Board, President & CEO, Stockscape.	730 Class A	<0.01%
K. Peter Miller (5) West Vancouver, B.C. Chief Financial Officer	CFO, Quest Management Corp., Dec. 1996 to present.	Nil	Nil
Sandra Lee (5) Vancouver, B.C. Secretary	Corporate Secretary, Quest Management Corp., Dec. 1996 to present.	Nil	Nil

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Companies, has been furnished by the respective directors and officers individually.

(2) The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of the Companies, has been furnished by the respective persons individually.

(3) Assuming 24,364,452 Amalco Class A Shares and 4,067,766 Amalco Class B Shares are issued upon completion of the Arrangement for a total of 44,703,282 votes.

(4) To be held directly except for 150,000 Amalco Class A Shares that will be held by 403401 B.C. Ltd., a private merchant company controlled by the family of Robert G. Atkinson. In addition, Robert G. Atkinson, Gordon D. Ewart and David G. Nelson beneficially own all of the shares of Asean Sales Inc., a private company that will own 1,120,000 Amalco Class A Shares and 265,000 Amalco Class B Shares. Further, 244,954 Amalco Class A Shares and 2,161,435 Amalco Class B Shares will be held by A&E, a corporation of which Gordon D. Ewart and Robert G. Atkinson are controlling shareholders, directors and officers. Prior to the closing of the Arrangement, A&E currently intends to sell 1,100,000 of its Bradstone Class B Shares to A. Murray Sinclair, Brian E. Bayley and A. Richards (Rick) Rule. A&E holds approximately 14.5% of the issued shares of Global (GMPC) Holdings Inc. ("Global"), a TSX Venture listed public company, which will hold 250,000 Amalco Class A Shares. Robert G. Atkinson, Gordon D. Ewart and Robert J. Ewart are common directors of A&E and Global.

(3) To be elected at the Bradstone Meeting or appointed on completion of the Arrangement.

(4) Presently a director of Bradstone.

The following table represents the shareholdings and voting power of the significant shareholders of Bradstone prior to and Amalco following the completion of the Arrangement:
Name of Shareholder	Prior to Arrangement			Following Arrangement
	Class A	Class B	Total Votes	Class A	Class B	Total Votes
A&E (1)	244,954	2,161,500	11,052,454	244,954	1,061,500	5,552,454
Global (GMPC) Holdings Inc.(2)	250,000	Nil	250,000	250,000	Nil	250,000
Robert G. Atkinson	150,000	162,000	960,000	237,433	162,000	1,047,433
Gordon D. Ewart	106,000	166,000	936,000	193,433	166,000	1,023,433
Asean Sales Inc.(3)	1,120,000	265,000	2,445,000	1,120,000	265,000	2,445,000
A. Richards (Rick) Rule	Nil	Nil	Nil	2,416,218	450,000	4,666,218
Brian E. Bayley	Nil	Nil	Nil	718,943	325,000	2,343,943
A. Murray Sinclair	Nil	Nil	Nil	427,500	325,000	2,052,500

(1) Robert G. Atkinson and Gordon D. Ewart are controlling shareholders, directors and officers of A&E, a TSX Venture listed public company.

(2) Global (GMPE) Holdings Inc. ("Global") is a TSX Venture listed public company of which A & E holds approximately 14.5% of the issued Global shares. Robert G. Atkinson, Gordon D. Ewart and Robert J. Ewart are common directors of A & E and Global.

(3) Asean Sales Inc. ("Asean") is a private company beneficially owned by David G. Nelson, Robert G. Atkinson and Gordon D. Ewart.

Backgrounds of Management and Directors

The biographies of senior management and directors of Amalco on completion of the Arrangement are set out below. See also "Bradstone Equity Partners, Inc.  Directors and Officers", "Peruvian Gold Limited  Directors and Officers", "Glenex Industries Inc.  Directors and Officers" and "Stockscape.com Technologies Inc. - Directors and Officers".

Robert G. Atkinson has been the President, CEO and Director of Bradstone since January 1997. Since October 1991, he has been President of a private investment company organized to make equity investments in middle market companies. Previously, Mr. Atkinson was a Director of Gordon Capital Corporation (1991-1993) and President and CEO of Loewen Ondaatje McCutcheon Inc. (1987-1991), a public institutional investment dealer..

He is a director of a number of public companies including A&E, Trimin Capital Inc., Peruvian and Boundary Creek Resources Ltd.

Brian E. Bayley has been President and director of Quest Management Corp., a management company which is now wholly-owned by Arapaho Capital Corp., the shares of which trade on the TSX Venture (formerly the Canadian Venture Exchange), since December 1996. Quest Ventures Ltd. specializes in (1) mezzanine lending to public companies in the oil & gas sector and (2) active equity investments. Quest Management Corp. provides various consulting, administrative, management and related services to publicly traded companies.

Previously, Mr. Bayley held the following positions with Quest Oil & Gas Inc. (formerly Quest Capital Corporation):

Secretary from Oct. 1996 to April 1997;
Director from Nov. 1990 to April 1997;
President and Chief Executive Officer from Oct. 1990 to Oct. 1996; and
Vice-President, Corporate Administration from Sept. 1986 to Oct. 1990.

Quest Oil & Gas Inc. was a publicly-traded oil and gas company whose shares traded on the TSX. Prior to that he worked with the Vancouver Stock Exchange, now the TSX Venture, and a private management company. Mr. Bayley holds an MBA from Queen's University, Kingston, Ontario.

Gordon D. Ewart has been a director of Bradstone since January 1997 and has been the Chairman of the Board since June 1999. Prior to his involvement in Bradstone, Mr. Ewart co-founded Resources Capital International Ltd., Paramount Funding Corp. and Grafco Ltd. All three firms were merchant banks and were utilized as investment vehicles to finance Canadian industrial and natural resource companies. Mr. Ewart is also currently the Chairman and Director of Global (GMPC) Holdings Inc. and President and Director of A&E, both Canadian public companies..

John J. Fleming is President and CEO of Bonanza Energy Ltd., a Calgary based investment company. Also, Mr. Fleming is Chairman of Roseland Resources Ltd. and he serves as President and CEO of TransAtlantic Petroleum Corp., formed as a result of an arrangement involving GHP Exploration Corporation and Profco Resources Ltd. Prior to, Mr. Fleming served as Chairman and CEO of Excel Energy Inc., Voyager Energy Inc. and the Bonanza Group of companies. Mr. Fleming is a director of a number of publicly listed companies. He has over thirty years experience in the oil, gas and financial management business.

Edward L. Mercaldo is a businessman specializing in investments in a number of public companies including Diamond Fields International Ltd., Ivanhoe Mines Ltd. and Tanganyika Oil Company. Mr. Mercaldo was a partner and Director of Gordon Capital, Inc. in Toronto, Ontario from 1988-1992..

A. Murray Sinclair has been President and director of Quest Ventures Ltd., a private merchant banking company since December 1996 and director of Quest Management Corp., a management company which is now wholly-owned by Arapaho Capital Corp., the shares of which trade on the TSX Venture (formerly the Canadian Venture Exchange), since December 1996. Quest Ventures Ltd. specializes in (1) in mezzanine lending to public companies in the oil & gas sector and (2) active equity investments. Quest Management Corp. provides various consulting, administrative, management and related services to publicly traded companies.

Previously, Mr. Sinclair was Managing Director of Quest Oil & Gas Inc. (formerly Quest Capital Corporation) from May 1993 to April 1997. Quest Oil & Gas Inc. was a publicly-traded oil and gas company whose shares traded on the TSX. Prior to that he was President and Director of Noramco Capital Corp. from June 1991 to January 1996 and Vice-President, Finance of Noramco Capital Corp. from July 1988 to June 1991. Mr. Sinclair is also director and/or officer of numerous other publicly traded companies.

Mr. Sinclair obtained a B. Comm (Honours) from Queens University in 1984.

Andrew F. B. Milligan is the President and CEO of Stockscape. At various times since November 1986 he has held the offices of Chairman or President of Stockscape and Cornucopia. He was President of Glamis Gold Ltd. from 1984 to 1986. He has held senior executive positions in Canada and the United Kingdom with British Aerospace, Rolls Royce, TRV Minerals Corporation and Iona Industries Inc. He is currently a director of a number of Vancouver-based mining companies with shares listed on the TSX Venture.

K. Peter Miller is a Chartered Accountant. He has been CFO of Quest Management Corp., a management company which is now wholly-owned by Arapaho Capital Corp., the shares of which trade on the TSX Venture (formerly the Canadian Venture Exchange), since December 1996. Previously he was Controller from February 1987 to March 1988, Treasurer from March 1988 to April 1997 and CFO from June 1991 to November 1996 of Quest Oil & Gas Inc., a publicly traded oil and gas company whose shares traded on the TSX. He holds a B.A.Sc. (Mechanical Engineering) from the University of Waterloo.

Sandra Lee is a certified legal assistant and has been Corporate Secretary of Quest Management Corp., a management company which is now wholly-owned by Arapaho Capital Corp., the shares of which trade on the TSX Venture (formerly the Canadian Venture Exchange), since December 1996 and Corporate Secretary of Quest Ventures Ltd., a private merchant banking company since December 1996. Previously, she was Assistant Corporate Secretary and Secretary of Quest Oil & Gas Inc. (May 1995 to April 1997), a publicly traded oil and gas company whose shares traded on the TSX. Prior to that, she worked as a legal assistant for a number of large law firms in the areas of corporate and securities laws.

PROPOSED EXECUTIVE COMPENSATION

Bradstone (Post Arrangement) expects to have five executive officers on completion of the Arrangement. Since the cash and non-cash compensation to be payable to the executive officers will be subject to the approval of the Board of Directors of Amalco, it is not possible to disclose the proposed compensation arrangements for 2002 for the proposed executive officers but the Companies expect that such compensation arrangements will be commensurate with industry standards for companies in similar businesses as Bradstone (Post Arrangement).

risk factors

The risk factors disclosed under "Bradstone  Risk Factors" will continue to apply to Bradstone (Post Arrangement) and the following should also be considered in respect of the proposed business of Bradstone (Post Arrangement).

There are risks associated with the proposed business of Bradstone (Post Arrangement) that should be considered by investors, including (i) the possible adverse performance and absence of marketability of the Bridge Loans, Equity Investments and Income Investments, (ii) the effect of interest rate fluctuations, (iii) the effect of changes in commodity prices, (iv) the possible variation in the composition of the Bridge Loans, Equity Investments and Income Investments, (v) reliance on the management of Bradstone (Post Arrangement), (vi) the possible loss of investment, (viii) no market existing for the Bridge Loans, Equity Investments and Income Investments, (ix) the Company not being subject to regulation as a mutual fund, (x) the potential for conflicts of interest, (xi) possible changes in legislation, and (xii) other risks associated with all as described in greater detail above.

auditors

The auditors of Bradstone (Post Arrangement) will be BDO Dunwoody LLP, Chartered Accountants, of Oakville, Ontario.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Amalco Shares will be Computershare Trust Company of Canada at its principal offices at 4th Floor, 510 Burrard Street, Vancouver, British Columbia.

Particulars of Material Contracts

The only agreements or contracts that Bradstone (Post Arrangement) will be a party to, on a pro forma basis, and which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement dated as of April 5, 2002 among Bradstone, Peruvian, Glenex and Peruvian referred to under "Arrangement  Arrangement Agreement".

2. Letter Agreement of Peruvian dated October 1, 999 as amended from time to time to extend the term, to provide a guarantee to a financial institution in support of a letter of credit extended to A&E. See Peruvian - "Interest of Management in Material Transactions", "Indebtedness of Directors, Executive Officers and Senior Officers" and "- Risk Factors  Conflicts of Interest".

3. Nikos Loan and Assignment. See "Peruvian Gold Limited - Management Discussion and Analysis".

4. Agreement among Stockscape and Nikolas Capital Corp. dated September 20, 2001 for the purchase by Nikolas of Stockscape.com Technologies (Canada) Inc. See "Stockscape.com Technologies Inc. - General Development of the Business  Three Year History".

Other Material Facts

There are no other material facts relating to Amalco, on a pro form basis, and not disclosed elsewhere in this Information Circular.

INFORMATION AND APPROVALS

The information contained or referred to in this Information Circular with respect to Bradstone has been furnished by Bradstone. Peruvian, Glenex and Stockscape and their respective directors and officers have relied on the information relating to Bradstone provided by Bradstone and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to Peruvian has been furnished by Peruvian. Bradstone, Glenex and Stockscape and their respective directors and officers have relied on the information relating to Peruvian provided by Peruvian and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to Glenex has been furnished by Glenex. Bradstone, Peruvian and Stockscape and their respective directors and officers have relied on the information relating to Glenex provided by Glenex and take no responsibility for any errors in such information or omissions therefrom.

The information contained or referred to in this Information Circular with respect to Stockscape has been furnished by Stockscape. Bradstone, Peruvian and Glenex and their respective directors and officers have relied on the information relating to Stockscape provided by Stockscape and take no responsibility for any errors in such information or omissions therefrom.

CERTIFICATE OF BRADSTONE EQUITY PARTNERS, INC.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Bradstone constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

Dated: May 17, 2002
(signed) Robert G. Atkinson Chief Executive Officer	(signed) Gordon D. Ewart Acting Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
BRADSTONE EQUITY PARTNERS, INC.
(signed) W. David Black Director

CERTIFICATE OF PERUVIAN GOLD LIMITED

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Peruvian constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

Dated: May 17, 2002
(signed) Robert G. Atkinson Chief Executive Officer	(signed) Nick DeMare Acting Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
PERUVIAN GOLD LIMITED
(signed) W. David Black Director	(signed) Gordon D. Ewart Director

CERTIFICATE OF GLENEX INDUSTRIES INC.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Glenex constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

Dated: May 17, 2002
(signed) A. Murray Sinclair Chief Executive Officer	(signed) Peter Miller Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
GLENEX INDUSTRIES INC.
(signed) Brian E. Bayley Director	(signed) Henry J. Knowles Director

CERTIFICATE OF STOCKSCAPE.COM TECHNOLOGIES INC.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The foregoing as it relates to Stockscape constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

Dated: May 17, 2002
(signed) Andrew F.B. Milligan Chief Executive Officer & Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
STOCKSCAPE.COM TECHNOLOGIES INC.
(signed) A. Murray Sinclair Director	(signed) Sargent H. Berner Director

SCHEDULE "A"

Bradstone Continuance Resolution

Bradstone's Shareholders will be asked to approve, as a Special Resolution approved by not less than 66 2/3% of the Bradstone Shares cast by persons voting in person or by proxy at the Meeting, the following resolution approving the transfer of Bradstone's jurisdiction of incorporation from Alberta to British Columbia and the alteration of Bradstone's authorized share capital in substantially the terms set out below (the "Continuance Resolution"). Management of Bradstone may elect not to carry out the Continuance in their discretion.

"WHEREAS Bradstone proposes to transfer out of the Province of Alberta under the jurisdiction of the Business Corporations Act (Alberta) (the "Alberta Act") and to continue into the Province of British Columbia (the "Continuance") under the jurisdiction of the Company Act (British Columbia) (the "Company Act");

AND WHEREAS management of Bradstone proposes to present a special resolution to the shareholders at the Meeting with respect to the Continuance and may subsequently decide that it is not in the best interests of Bradstone to proceed with such matters;

IT IS HEREBY RESOLVED, as a special resolution, that:

4. Bradstone be authorized to undertake and complete the Continuance and any one director or officer of Bradstone be authorized to determine the form of documents required in respect thereof, including any supplements or amendments thereto and including, without limitation, the documents referred to below;

5. the Continuance of Bradstone's jurisdiction of incorporation from Alberta to the Province of British Columbia, pursuant to Section 189 of the Alberta Act and Section 36 of Company Act, be approved;

6. Bradstone's application pursuant to Section 189 of the Alberta Act for authorization to be continued as a "company" in the Province of British Columbia be approved and ratified;

7. Bradstone make application to the Registrar of Companies in the Province of British Columbia for consent to be continued into and registered as a "company" pursuant to the Company Act;

8. effective on the date of such Continuance into British Columbia, Bradstone adopt the Memorandum substantially in the form presented at the Meeting and Articles substantially in the form presented at the Meeting in substitution for the existing Articles and Bylaws of Bradstone;

9. effective on the date of such Continuance under the Company Act, the authorized share capital of Bradstone be altered from an unlimited number of Subordinate Voting Shares to 100,000,000 Class "A" Subordinate Voting Shares, from an unlimited number of Multiple Voting Shares to 100,000,000 Class "B" Multiple Voting Shares and from an unlimited number of both First Preferred Shares and Second Preferred Shares to 100,000,000 of each of First Preferred Shares and Second Preferred Shares, in all cases without nominal or par value;

10. effective on the date of such Continuance as a corporation under the Company Act, the following persons shall be the directors of Bradstone as a British Columbia corporation:
Robert G. Atkinson	Andrew F. B. Milligan
Gordon D. Ewart	John J. Fleming
A. Murray Sinclair	Edward L. Mercaldo
Brian E. Bayley

11. notwithstanding the passage of this special resolution by the shareholders of Bradstone, the board of directors of Bradstone, without further notice to or approval of the shareholders of Bradstone, may decide not to proceed with the Continuance or otherwise give effect to this special resolution, at any time prior to the Continuance becoming effective; and

12. any one or more of the directors and officers of Bradstone be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Bradstone or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

SCHEDULE "B"

Arrangement Resolutions

Shareholders of each of the Companies will be asked to approve by special resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

"IT IS HEREBY RESOLVED, as a special resolution, that:

13. the Arrangement under section 252 of the Company Act (British Columbia) set forth in the Plan of Arrangement attached as part of Schedule "J" to the Joint Information Circular dated May 17, 2002 (the "Circular") of Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. (collectively, the "Companies") is authorized and approved, provided that if any one or more of the parties other than Bradstone Equity Partners, Inc. determines or is determined by any one of the other parties including Bradstone Equity Partners, Inc. by resolution of the board of directors thereof that it is not appropriate for such party or parties to participate in and complete the Arrangement, the remaining parties may proceed with the completion of the Arrangement without such party or parties provided that all other conditions, terms, covenants, representations and warranties relevant to the remaining parties can be complied with and this Agreement will be deemed to be amended to delete all references to the party or parties which is or are not participating;

14. effective on the date of such Arrangement, the amalgamated company to be formed pursuant to the Arrangement adopt the Memorandum and the Articles substantially in the terms set out as Appendix "A" and Appendix "B" to Plan of Arrangement attached as Exhibit 1 to the Arrangement Agreement made as of April 5, 2002 among the Companies;

15. any one director or officer of the Company be authorized and empowered, acting for, in the name of and on behalf of the Company, to execute and to deliver such documents as are necessary or desirable, and to deliver the final order of the Court approving the Plan of Arrangement to the Registrar appointed under Section 230 of the Company Act for filing; and

16. notwithstanding the passage of this special resolution by the Shareholders of the Company or the approval of the Court, the board of directors of the Company, without further notice to or approval of the Shareholders of the Company or the Court, may decide not to proceed with the Arrangement or to otherwise give effect to this special resolution at any time prior to the Plan of Arrangement becoming effective."

SCHEDULE "C"

STOCKSCAPE NAME CHANGE RESOLUTION

Stockscape Shareholders will be asked to approve by Special Resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

"IT IS HEREBY RESOLVED, as a Special Resolution, that:

1. the name of the Company be changed to "Cornucopia Capital, Inc.";

2. paragraph 1 of the Memorandum of the Company be altered to read:

"1. The name of the Company is "Cornucopia Capital, Inc.".

3. the Board of Directors be authorized to choose, without further approval of the members, such other name as may be acceptable to the TSX Venture Exchange and the Registrar of Companies and to amend this special resolution as may be necessary to comply with any applicable legislation or the policies or rules of such regulatory authorities."

SCHEDULE "D"

Option Resolution

"IT IS HEREBY RESOLVED (with all insiders and their associates abstaining from voting), as an Ordinary Resolution that, upon the Effective Date of the Arrangement, Bradstone Equity Partners, Inc. is authorized to adopt the Bradstone 2002 Stock Option Plan, pursuant to which the directors may, from time to time subject to any required regulatory approval, authorize the issuance of options to directors, officers and service providers of Bradstone and its subsidiaries for a maximum of 4,872,920 Bradstone Class A Shares (or such greater number which is not more than 20% of the then issued Bradstone Class A Shares) for issuance pursuant to the Bradstone 2002 Stock Option Plan."

SCHEDULE "E"

Bradstone Equity Partners, Inc.

Financial Statements

For the years ended December 31, 2001 and 2000

Bradstone Equity Partners, Inc.

Financial Statements

For the years ended December 31, 2001 and 2000

Contents

Auditors' Report 2

Financial Statements

Balance Sheets 3

Statements of Income and Deficit 4

Statements of Cash Flows 5

Summary of Significant Accounting Policies 6

Notes to Financial Statements 7

Auditors' Report

To the Directors of

Bradstone Equity Partners, Inc.

We have audited the balance sheets of Bradstone Equity Partners, Inc. as at December 31, 2001 and 2000 and the statements of income and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

(signed) BDO Dunwoody LLP

Chartered Accountants

Oakville, Ontario

March 12, 2002

(except as to Notes 8 and 9, which are as of April 5, 2002 and May 14, 2002 respectively)

Bradstone Equity Partners, Inc.

Balance Sheets

December 31 2001 2000

Assets

Cash $ 76,733 $ -

Prepaid expenses - 1,659

Investments (Note 1) 8,071,236 15,989,746

$ 8,147,969 $ 15,991,405

Liabilities and Shareholders' Equity

Liabilities

Bank indebtedness $ - $ 17,985

Accounts payable 218,118 25,882

Loan payable (Note 3) - 840,062

218,118 883,929

Shareholders' Equity

Share capital (Note 4(b)) 18,543,469 18,561,076

Contributed surplus 617,160 99,554

Deficit (11,230,778) (4,053,154)

7,929,851 15,107,476

$ 8,147,969 $ 15,991,405

On behalf of the Board:

(signed) Robert G. Atkinson

Director

(signed) Gordon D. Ewart

Director

Bradstone Equity Partners, Inc.

Statements of Income and Deficit

For the years ended December 31 2001 2000 1999

Investment income (loss)

Loss on sale of investments $ (93,498) $ (228,023) $ (3,086)

Equity loss in significantly influenced company (55,000) (610,000) (249,508)

Interest 141,083 442,116 400,517

Financing fees - - 37,500

Dividends - - 6,000

Foreign exchange 62,916 55,815 (91,884)

55,501 (340,092) 99,539

Expenses

Consulting fees 463,556 360,906 295,542

General 259,231 168,266 236,733

Interest 2,377 20,676 4,287

725,164 549,848 536,562

Loss before undernoted item (669,663) (889,940) (437,023)

Writedown of investments (6,507,961) - -

Loss before income taxes (7,177,624) (889,940) (437,023)

Income taxes (Note 5) - - -

Net loss for the year (7,177,624) (889,940) (437,023)

Deficit, beginning of year (4,053,154) (3,163,214) (2,726,191)

Deficit, end of year $ (11,230,778) $ (4,053,154) $ (3,163,214)

Basic loss per share (Note 6) $ (0.88) $ (0.11) $ (0.05)

Bradstone Equity Partners, Inc.

Statements of Cash Flows

For the years ended December 31 2001 2000 1999

Cash provided by (used in)

Operating activities

Net loss for the year $ (7,177,624) $ (889,940) $ (437,023)

Items not involving cash

Writedown of investments 6,507,961 - -

Loss on sale of investments 93,498 228,023 3,086

Equity loss in significantly influenced company 55,000 610,000 249,508

Foreign exchange gain (62,916) (55,815) 91,884

Capitalized interest on debt instruments, net (129,180) (377,386) (340,235)

Net changes in non-cash working capital balances 193,895 36,933 (22,442)

(519,366) (448,185) (455,222)

Investing activities

Purchase of investments (73,681) (1,126,457) (1,945,013)

Proceeds on sale of investments 1,318,355 771,012 1,694,879

Proceeds from repayment of debt instruments 239,750 118,278 1,157,735

Advances on debt instruments (867,205) (144,111) (356,708)

617,219 (381,278) 550,893

Financing activities

Proceeds from loan payable - 820,000 -

Repurchase of shares - (37,310) (50,025)

- 782,690 (50,025)

Foreign exchange loss on cash held in foreign currency (3,135)(759)(1,711)

Net increase (decrease) in cash 94,718 (47,532) 43,935

Cash (bank indebtedness), beginning of year (17,985) 29,547 (14,388)

Cash (bank indebtedness), end of year $ 76,733 $ (17,985) $ 29,547

Supplementary information

Non-cash transactions recorded at fair value

Exchange of equity investments$24,500$-$-

Equity investments received as extinguishment of loans receivable and accrued interest (Note 2(b))881,6064,367,040-

Equity investments transferred as extinguishment of loans payable and accrued interest (Note 3)840,062--

Bradstone Equity Partners, Inc.

Summary of Significant Accounting Policies

For the years ended December 31, 2001 and 2000

Nature of Business The Company is incorporated under the Business Corporations Act (Alberta) and is a diversified investment company engaged in investing in emerging growth companies.

Use of Estimates The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates as additional information becomes available in the future.

Revenue Recognition Investment income is recognized on the accrual basis.

Investments The Company accounts for its investments in companies subject to significant influence using the equity method.

Portfolio investments are carried at cost. Declines in market value below cost are recognized when such declines are considered other than temporary.

Stock-Based

Compensation Plan The Company's stock-based compensation plan is described in Note 4(d). No compensation expense is recognized for this plan when share options are issued. Any consideration paid on exercise of share options is credited to share capital.

Foreign Currency Monetary assets and liabilities denominated in United States dollars are translated at year end exchange rates. Revenue and expenses are translated at the transaction date exchange rate. Foreign currency gains and losses are included in income.

Future Income Taxes The Company accounts for income taxes using the liability method. Future income taxes are recognized for the future income tax consequences attributable to differences between carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is included in earnings in the period that includes the enactment date. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Financial Instruments The Company is exposed to currency, credit and interest rate risks arising primarily from holding investments, as disclosed in Note 1.

Related Party Transactions Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1. Investments

2001 2000

Company subject to significant influence (Note 2(a) and 8)

Peruvian Gold Limited

4,552,500 shares (2000 - 5,552,500) $ 2,276,250 $ 3,247,644

Portfolio investments

Common shares

One Financial Network, Inc. (Note 2(b)) - 4,367,040

BrokerageAmerica, Inc. (Note 2(b)) 1,991,000 -

Core investments in junior resource companies

(fair value - $670,042; 2000 - $1,771,687) 1,676,718 2,809,998

Other investments

(fair value - $608,450; 2000 - $1,349,605) 878,589 4,033,672

4,546,307 11,210,710

Debt instruments - principal 1,129,274 1,309,285

- accrued interest 119,405 222,107

1,248,679 1,531,392

$ 8,071,236 $ 15,989,746

(a) The fair value of the investments in common shares disclosed above are based on the quoted closing market prices at the balance sheet date, for shares in public companies. For investments in private companies, the fair market value is not readily determinable because these investments are not publicly traded.

The Company invests extensively in emerging growth companies which are in the development stage, or in companies which primarily hold investments in such companies. At the balance sheet date, the quoted market value of certain investments was lower than the carrying amount. Most of the investee companies have not yet established commercial viability for their business activities and have not yet earned significant revenue; therefore, the quoted market values of their shares is not necessarily indicative of the fair value of these investments. Management did not consider it practical to determine fair value by other means. The recoverability of invested amounts is dependent upon the eventual commercial success of these entities. Lack of positive developments, or adverse developments, could result in writedowns of the carrying values of these investments.

(b) Included in portfolio investments are common shares of privately held companies with a carrying value of $2,294,186 (2000 - $4,951,845).

(c) Debt instruments totalling $779,835 Cdn. (2000 - $734,155) were in contracts based in U.S. dollars of $489,600 (2000 - $489,600).

(d) Debt instruments totalling $779,835 (2000 - $734,155) bear interest at fixed rates ranging from 9% to 12% (2000 - 9% to 12%). Debt instruments totalling $349,439 (2000 - $575,130) bear interest at variable rates of prime plus 1% and prime plus 2% (2000 - prime plus 1% and prime plus 2%). All debt instruments are due within one year or on demand. The fair value of these debt instruments approximates their carrying value.

2. Acquisitions

(a) Peruvian Gold Limited

On September 20, 2000, the Company exercised 1,000,000 warrants purchased under a private placement at $0.75 per share.

On February 1, 2001, the Company transacted a private sale of 1,000,000 shares in exchange for the extinguishment of a loan payable as described in Note 3. A gain of $255,164 was recognized on this transaction, which has been netted with loss on sale of investments.

At December 31, 2001, the Company owned 27.18% (2000 - 33.15%) of Peruvian's voting shares. The investment has been written down based on the anticipated sale of the shares subsequent to year end (Note 8).

(b) One Financial Network, Inc. / BrokerageAmerica, Inc.

On December 27, 2000, the Company entered into an agreement to accept 6,000,000 common shares of One Financial Network, Inc. ("OFN") as full payment for certain loans, plus accrued interest receivable totalling $4,367,040. These shares represented approximately 20% of the outstanding common shares of OFN. OFN was a private corporation based in San Francisco, California. One of its wholly-owned subsidiaries, The Financial Cafe.com LLC ("Financial Cafe"), operated an online securities brokerage.

Subject to a letter agreement dated February 1, 2001, the Company advanced $424,472 U.S. to Financial Cafe bearing interest at U.S. prime plus 4% in March and April 2001. On November 13, 2001, the Company accepted 88,877,884 common shares of OFN as full payment for the above loans plus accrued interest totalling $433,742 U.S. After this transaction, the Company owned 36.10% of the outstanding common shares of OFN.

On September 29, 2001, OFN entered into an agreement to merge with BrokerageAmerica, Inc. ("BA"). BA is a private corporation based in Delaware, and also operates an online securities brokerage. The merger was structured as a reverse takeover of OFN by BA.

On November 27, 2001, the merger transaction was executed, and all of the common shares of BA were converted into shares of OFN. The two companies were merged and continued as BA. In connection therewith, the common shares of OFN were consolidated on a 1 for 100,000 basis, resulting in the Company owning 948.78 common shares of BA after the merger.

An additional loan of $210,000 Cdn. was exchanged for another 81.00 common shares of BA.

At December 31, 2001, the Company owned 1.51% (2000 - nil) of BA's voting shares. The Company's investment in BA has been written down by $3,257,646.

3. Loan Payable

The loan was due on demand with interest at prime plus 2% per annum. The Company had assigned certain shares of Peruvian Gold Limited (Note 2(a)) as collateral. As at December 31, 2000, these shares had a market value of $470,000. Included in the balance was accrued interest of $20,062.

In 2001, the loan and accrued interest were extinguished via the transfer of 1,000,000 shares of Peruvian Gold Limited to the lender.

4. Share Capital

(a) Authorized

Unlimited Multiple Voting Shares carrying five votes each, participating rateably with the Subordinate Voting Shares. Each issued and outstanding share is convertible into one Subordinate Voting Share.

Unlimited Subordinate Voting Shares carrying one vote each, participating rateably with the Multiple Voting Shares. Subject to an Exclusionary Offer, under certain circumstances, each outstanding share is convertible into one Multiple Voting Share.

Unlimited First Preferred Shares and Second Preferred Shares, each issuable in series with such rights and privileges as determined by the Board of Directors.

(b) Issued 2001 2000

4,067,766 Multiple Voting Shares (2000 - 4,099,466) $ 9,225,480 $ 9,295,774

4,109,690 Subordinate Voting Shares (2000 - 4,091,990) 9,317,989 9,279,442

Treasury stock - (14,140)

$ 18,543,469 $ 18,561,076

(c) Transactions

The Company was allowed to repurchase, for cancellation, up to 5% of its outstanding shares through an issuer bid which expired April 9, 2001.

In 1999, 49,500 Multiple Voting Shares with stated capital of $112,247 and 61,500 Subordinate Voting Shares with stated capital of $139,459 were repurchased for total consideration of $50,025. At December 31, 1999, the shares were held in treasury pending cancellation. In 2000, these shares were cancelled, resulting in an increase in contributed surplus of $201,681.

In 2000, 25,300 Multiple Voting Shares with a stated capital of $57,371 and 19,500 Subordinate Voting Shares with a stated capital of $44,219 were repurchased for total consideration of $37,310. 12,500 Multiple Voting Shares and 18,300 Subordinate Voting Shares were subsequently cancelled, resulting in an increase in contributed surplus of $46,673. At December 31, 2000, the remainder of the shares repurchased were held in treasury pending cancellation. In 2001, these shares were cancelled, resulting in an increase in contributed surplus of $17,606.

In 2001, 24,700 Multiple Voting Shares with a book value of $54,433 were exchanged for 24,700 Subordinate Voting Shares.

(d) Share Options

As at December 31, 2001, 250,000 options (2000 - 250,000) were outstanding at an exercise price of $1.41 each, expiring September 18, 2002. All options are held by directors and executive officers of the Company. The maximum number of shares authorized to be optioned is 750,000.

5. Income Taxes

(a) Future Income Taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities are as follows:

2001 2000

Future income tax assets

Non-capital loss carryforwards $ 4,727,000 $ 4,948,000

Capital loss carryforwards 3,376,000 2,830,000

Unrealized losses on investments 1,654,000 809,000

Intangible and sundry assets 45,000 49,000

$ 9,802,000 $ 8,636,000

Management believes that the realization of future income tax assets is uncertain at this time and cannot be viewed as being more likely than not. Accordingly, no future income assets have been recognized for accounting purposes.

(b) Tax Rate Reconciliation

A reconciliation between the Company's statutory and effective tax rates is as follows:

Years ended December 31 2001 2000 1999

Tax rate 44.62% 45.62% 44.62%

Basic tax $ (3,203,000) $ (406,000) $ (195,000)

Amount not subject to tax:

Dividends - - (3,000)

(3,203,000) (406,000) (198,000)

Amounts not deductible for tax purposes:

Writedown of investments 1,452,000 - -

Loss on sale of investments 21,000 53,000 -

Equity loss in significantly influenced company 12,000 139,000 111,000

Non-deductible expenses 3,000 - -

(1,715,000) (214,000) (87,000)

Unrecorded income tax benefits 1,715,000 214,000 87,000

$ - $ - $ -

5. Income Taxes - (Continued)

(c) Loss Carryforwards

The Company has non-capital losses of approximately $10,593,000 for income tax purposes which may be carried forward and used to reduce taxable income in future years. The right to claim the non-capital losses expires as follows:

2002 - $ 2,092,000

2003 - 6,363,000

2004 - 37,000

2005 - 1,083,000

2006 - 378,000

2007 - 117,000

2008 - 523,000

$ 10,593,000

The Company also has net capital losses of approximately $15,130,000 which can be carried forward indefinitely.

6. Loss Per Share

The loss per share figures are calculated using the weighted average number of shares outstanding during the year.

Effective January 1, 2001, the Company adopted the recommendations of the CICA Handbook, Section 3500, Earnings Per Share. Basic loss per share has been calculated using the weighted average number of common shares outstanding during the year. Under the new standard, the diluted earnings per share calculation increases the number of shares used in the calculation, determined using the treasury method. Under both the new standard and old standard, the exercise of share options would not be dilutive for 2001 , 2000 or 1999.

7. Related Party Transactions

(a) Included in investments are debt instruments and accrued interest, on normal credit terms, of $1,248,679 (2000 - $1,459,678) due from companies with common directors. Included in interest income is $124,465 (2000 - $121,446; 1999 - $88,070) related to these debt instruments.

(b) Consulting fees include $170,402 (2000 - $175,831; 1999 - $105,742) paid to a company who is the major shareholder of the Company, calculated as 1.5% of assets under administration less certain recoverable amounts. Also included in consulting fees are payments totalling $102,720 (2000 - $102,720; 1999 - $102,720) to two directors of the Company and payments of $51,716 (2000 - $51,360; 1999 - $51,360) to an executive officer of the Company.

(c) Included in other portfolio investments (Note 1) is an investment in shares of the Company's major shareholder with a carrying value of $232,322 (2000 - $2,555,694) which were written down during the year by $2,323,372 (2000 - nil), and investments in shares of other companies with common directors with a carrying value of $4,085,502 (2000 - $6,084,725) which were written down during the year by $33,463 (2000 - nil; 1999 - nil).

7. Related Party Transactions - (Continued)

(d) During the year, $138,914 (2000 - nil; 1999 - nil) in financing fees were charged to a company with a common director. These fees were paid to the Company through the issuance of shares from treasury by the debtor on January 14, 2002. These shares will not be free trading until January 15, 2003.

These fees were recorded as a reduction of the related interest receivable rather than recognized in income immediately. The income will be recognized when the interest is ultimately received.

8. Subsequent Event

On April 5, 2002, the Company announced that it had entered into an agreement with Peruvian Gold Limited ("Peruvian"), Glenex Industries Inc. and Stockscape.com Technologies Inc. (collectively the "Combining Companies") for a business combination and reorganization of the Company and the Combining Companies.

Completion of the business combination will result in the shareholders of the Combining Companies holding approximately 83% of the Company's Subordinate Voting Shares. As a result, the original shareholders of the Company will own approximately a 29% interest in the underlying net assets of the Company and a 55% voting interest in the Company.

As a condition of the agreement, the Company is required to sell all, or substantially all, of its shares in Peruvian on the Canadian Venture Exchange prior to the closing of the business combination. The investment in Peruvian has been written down by $331,497 to the amount of the expected proceeds on sale.

Completion of the business combination is subject to a number of material conditions precedent, including the Company and the Combining Companies receiving all necessary shareholder and regulatory approvals.

9. Contingent Liability

On March 22, 2002, the Company and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

SCHEDULE "F"

PERUVIAN FINANCIAL STATEMENTS

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Schedule

ISSUER DETAILS

For Quarter Ended: December 31, 2001

Date of Report: May 15, 2002

Name of Issuer: Peruvian Gold Limited

Issuer's Address: #1105  1166 Alberni Street, Vancouver, B.C., V6E 3Z3

Issuer Fax Number: (604) 682-2236

Issuer Telephone Number: (604) 681-0110

Contact Person: Mr. R. Atkinson

Contact's Position: Director

Peruvian Gold Limited

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the Shareholders of Peruvian Gold Limited

We have audited the consolidated balance sheets of Peruvian Gold Limited (an exploration stage Company) as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flow for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flow for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Vancouver, Canada

March 15, 2002, except for Note 13

which is as of April 5, 2002 CHARTERED ACCOUNTANTS

PERUVIAN GOLD LIMITED

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

	2001 $	2000 $
A S S E T S
CURRENT ASSETS
Cash and cash equivalents	6,765,956	9,229,233
Short-term investments (Note 4)	2,088,947	343,578
Amounts receivable and prepaids (Note 9(b)(ii)	232,959	300,802
Loans receivable (Notes 5)	383,008	-
	9,470,870	9,873,613
PROPERTY AND EQUIPMENT (Note 6)	454,796	505,766
MINERAL PROPERTIES AND DEFERRED COSTS (Note 7)	600,000	600,000
	10,525,666	10,979,379
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	29,164	42,633
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 8)	24,993,211	24,993,211
DEFICIT	(14,496,709)	(14,056,465)
	10,496,502	10,936,746
	10,525,666	10,979,379
CONTINGENCIES (Note 9(b)(ii))
SUBSEQUENT EVENT (Notes 5 and 13)

APPROVED BY THE DIRECTORS

"Robert Atkinson"

Director

"W. David Black"

Director

PERUVIAN GOLD LIMITED

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001 $	2000 $	1999 $
EXPENSES
Amortization	50,970	37,818	42,757
Audit, legal and professional fees	116,938	65,839	55,997
Directors fees	27,500	42,500	30,000
Filing and transfer agent fees	14,743	17,392	16,974
General exploration	179,712	345,542	639,150
Interest and bank charges	6,211	3,735	5,304
Investor relations and shareholder costs	5,619	22,009	34,004
Management fees	85,000	-	-
Office rent, utilities and miscellaneous	75,224	59,537	37,482
Salaries and benefits	266,723	177,202	115,829
Travel	9,220	45,138	27,647
	837,860	816,712	1,005,144
OTHER ITEMS
Interest and miscellaneous income	680,320	639,957	720,502
Foreign exchange	258,000	182,813	(340,429)
Write-off of mineral properties and deferred costs	-	(1,651,455)	(1,349,704)
Gain on sale of short-term investments	149,734	-	-
Write-down on short-term investments	(690,438)	-	-
Gain on sale of equipment	-	-	4,774
Costs incurred relating to abandoned business combinations (Note 3)	-	(596,933)	-
	397,616	(1,425,618)	(964,857)
LOSS FOR THE YEAR	(440,244)	(2,242,330)	(1,970,001)
DEFICIT- BEGINNING OF YEAR	(14,056,465)	(11,814,135)	(9,844,134)
DEFICIT- END OF YEAR	(14,496,709)	(14,056,465)	(11,814,135)
BASIC AND DILUTED LOSS PER SHARE (Note 2)	$(0.03)	$ (0.14)	$ (0.13)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	16,747,466	15,650,799	15,019,133

PERUVIAN GOLD LIMITED

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001 $	2000 $	1999 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the year	(440,244)	(2,242,330)	(1,970,001)
Items not affecting cash
Amortization	50,970	37,818	42,757
Write-off of mineral properties and deferred costs	-	1,651,455	1,349,704
Gain on sale of short-term investments	(149,734)	-	-
Write-down on short-term investments	690,438	-	-
Accrued interest on loans receivable	(33,008)	-	-
Gain on sale of equipment	-	-	(4,774)
	118,422	(553,057)	(582,314)
Decrease (increase) in amounts receivable and prepaids	67,843	183,351	(377,520)
Increase (decrease) in accounts payable	(13,469)	(28,391)	21,136
	172,796	(398,097)	(938,698)
INVESTING ACTIVITIES
Decrease (increase) in short-term investments	(2,286,073)	(5,955)	10,354,326
Loan advances	(350,000)	-	-
Mineral properties and deferred costs	-	(627,650)	(1,081,198)
Property and equipment additions	-	-	(2,264)
Proceeds from sale of equipment	-	-	6,521
	(2,636,073)	(633,605)	9,277,385
FINANCING ACTIVITY
Issuance of common shares	-	1,114,000	625,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	(2,463,277)	82,298	8,963,687
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	9,229,233	9,146,935	183,248
CASH AND CASH EQUIVALENTS - END OF YEAR	6,765,956	9,229,233	9,146,935
CASH AND CASH EQUIVALENTS IS COMPRISED OF:
CASH	6,765,956	1,026,473	110,380
INVESTMENT CERTIFICATES	-	8,202,760	9,036,555
	6,765,956	9,229,233	9,146,935

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and evaluating other mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral properties and deferred costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

The Company has cash reserves on hand in excess of its current budgeted mineral property payments and exploration expenditures. As a result of this, management is now reviewing and considering alternative investments and opportunities to generate a higher return on its excess cash reserves.

Subsequent to December 31, 2001, the Company entered into an agreement to implement a business combination and reorganization. See Note 13.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Kay Metals Ltd., a Barbados company and Minas Dixon S.A., a Peruvian company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

Cash includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

Short-term Investments

Short-term investments consist of government short-term paper, commercial paper, income trusts and marketable securities and are recorded at the lower of cost and market value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties and Deferred Costs

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The Company is in the process of exploring its various properties and has not yet determined the amount of reserves available in its properties.

On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company also accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes commences on the beginning of foreign commercial operations. Should these amounts be recovered, they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

Mineral Property Option Agreements

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at rates of 3% to 5% for buildings and 10% to 20% for office furniture and equipment and mobile and field equipment.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Grants

The Company applies for British Columbia Mining Exploration Tax Credit (the AMETC@), with respect to certain exploration costs incurred in that province. The METC is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

Foreign Currency Translation

The Company's foreign subsidiaries comprise a direct and integral extension of the Company's operations. These subsidiaries are also entirely reliant on the Company to provide financing in order for them to continue their activities. Consequently, the functional currency of these subsidiaries is considered by management to be the Canadian dollar and accordingly, exchange gains and losses are included in net income. Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities at historical rates. Revenues and expenses are translated at appropriate transaction date rates except for depreciation and amortization, which are translated at historical rates. Gains and losses on translation are included in net income.

Loss per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. Basic and diluted losses per share are the same as the effect of potential issuances of shares under warrant or share option arrangements would be anti-dilutive.

Income Taxes

Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

Share Option Plan

The Company grants share options in accordance with the policies of the Canadian Venture Exchange (the ACDNX@), as described in Note 8(b). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

3. ABANDONED BUSINESS COMBINATION

During July 2000, the Company entered into a plan of arrangement (the "Plan of Arrangement") with Patriot Computer Corporation ("Patriot") to complete a business combination and reorganization. In December 2000, Patriot was unable to complete certain of the conditions required and the proposed Plan of Arrangement was terminated. The Company incurred costs of $596,933 associated with the proposed Plan of Arrangement. These costs were charged to operations during the year ended December 31, 2000. See also Note 9(a).

4. SHORT-TERM INVESTMENTS
	2001		2000
	Recorded Value $	Quoted Market Value $	Recorded Value $	Quoted Market Value $
Trust units	1,524,575	1,630,000	-	-
Equity securities	564,372	668,938	99,000	99,000
Canada savings bond	-	-	244,578	244,578
	2,088,947	2,298,938	343,578	343,578

The Company holds investments in common shares of public companies in which certain of the directors and officers of the Company are also directors and/or officers of the investee companies. As at December 31, 2001, the Company held 100,000 shares (2000 - 60,000 shares) of Hilton Petroleum Ltd. and 509,500 shares of Boundary Creek Resources Ltd., with an original cost basis of $759,847 (2000 - $121,215).

5. LOANS RECEIVABLE

During the year ended December 31, 2001, the Company provided a $350,000 loan (the "Nikos Loan") to Nikos Exploration Ltd. ("Nikos"), a publicly-traded company. Nikos paid the Company a fee of $7,000 for providing the loan. In addition, the Nikos Loan carried interest at Bank of Montreal prime plus 4% per annum, and was repayable, with accrued interest, on demand.

By agreement, dated December 4, 2001, the Company assigned the Nikos Loan to three parties (the "Assignees") at arms-length to the Company. The Assignees have provided the Company with promissory notes which provide for the repayment of the Nikos Loan and all accrued interest on the earlier of the completion a business reorganization to be completed by Nikos, or May 31, 2002. Should Nikos complete its reorganization but not satisfy the Tier 2 maintenance requirements of the CDNX, the Assignees could satisfy the promissory notes in full by delivering to the Company 3.5 million shares of Nikos which, subsequent to December 31, 2001, have been received by the Assignees as part of the reorganization of Nikos.

5. LOANS RECEIVABLE (continued)

The Assignees have also granted the Company options to purchase 349,998 shares of Nikos at a price of $0.35 per share on or before February 7, 2004.

During the year ended December 31, 2001, the Company recorded $33,008 interest income which has been included as part of loans receivable.

6. PROPERTY AND EQUIPMENT
	2001			2000
	Cost $	Accumulated Depreciation $	Net $	Net $
Buildings	475,048	77,833	397,215	426,250
Office furniture and equipment	47,721	27,498	20,223	24,221
Mobile and field equipment	115,399	78,041	37,358	55,295
	638,168	183,372	454,796	505,766

7. MINERAL PROPERTIES AND DEFERRED COSTS
	2001			2000
	Mineral Properties $	Deferred Costs $	Net $	Net $
Lara Prospect	92,743	507,257	600,000	600,000

(a) Lara Prospect

By agreement dated October 5, 1994, the Company acquired a 100% interest in three mining claims, located in the Cora District of Southern Peru (the "Lara Prospect"), for cash payments totalling US$55,000. During the year ended December 31, 1999, the Company reviewed the carrying values of the Lara Prospect and has made a decision to write-down the carrying cost by $532,965, to $600,000, to better reflect management=s estimate, at the time, of the intrinsic value of the Lara Prospect.

The Company is also obligated to pay the vendor a further US$500,000, in cash or shares, should an economic feasibility study be prepared on the Lara Prospect.

7. MINERAL PROPERTIES AND DEFERRED COSTS (continued)

(b) Silvertip Deposit

During the year ended December 31, 1999, the Company was granted the right to earn a 60% interest in the Silvertip Deposit, located in northern British Columbia. The Company could earn its interest by spending $5 million over the next three years.

The Company was eligible for a METC, in which the Company received a credit of 20% of qualified mining exploration costs incurred in British Columbia. During the year ended December 31, 1999, the Company incurred $1,274,187 on the Silvertip Deposit and recorded $255,000 as part of accounts receivable at December 31, 1999. The amount was received during the year ended December 31, 2000. During the year ended December 31, 2000, the Company incurred a further $784,650 on the Silvertip Deposit and recorded $157,000 as part of accounts receivable at December 31, 2000. The amount was received during the year ended December 31, 2001.

In November 2000, the Company gave notice of its withdrawal from the Silvertip Deposit and, consequently, wrote off $1,651,455 of related costs during the year ended December 31, 2000.

(c) Other Prospects

During the year ended December 31, 1999, the Company reviewed the exploration results on the Agua Verde Prospect, located in Peru, and determined to write off costs of $372,142.

During the year ended December 31, 1999, the Company determined to write-off $444,597 relating to value added taxes paid for costs incurred in Peru.

8. SHARE CAPITAL

Authorized - 100,000,000 common shares with no par value

Issued and Outstanding
	Number of Shares	Amount $
Balance - December 31, 1998	14,227,466	23,254,211
Issued for cash on private placement	1,000,000	625,000
Balance - December 31, 1999	15,227,466	23,879,211
Issued for cash on exercise of warrants	1,000,000	750,000
Issued for cash on exercise of share options	520,000	364,000
Balance - December 31, 2000 and December 31, 2001	16,747,466	24,993,211

8. SHARE CAPITAL (continued)

(a) During the year ended December 31, 1999, the Company completed a private placement of 1,000,000 units for cash proceeds of $625,000. Each unit comprised one share of the Company and one share purchase warrant. Each warrant entitled the holder to purchase an additional share of the Company for a period of two years, at a price of $0.70 per share on or before March 19, 2000 and thereafter, at a price of $0.75 per share on or before March 19, 2001. The purchaser of the private placement is a public company controlled by certain directors of the Company. During the year ended December 31, 2000, the Company issued 1,000,000 shares for $750,000 on the exercise of the warrants.

(b) The Company grants share options in accordance with the policies of the CDNX. Under the general guidelines of the CDNX, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company. The maximum term of any option will be five years. The exercise price of an option is not less than the greater of: i) closing price on the CDNX on the last day of trading preceding the grant date less a specified discount; and ii) $0.10.

A summary of share option activity and information concerning outstanding and exercisable at December 31, 2001, is as follows:
	Options Outstanding and Exercisable
	Number of Shares	Weighted Average Exercise Price $
Balance - December 31, 1998	1,359,500	0.70
Granted	77,000	0.70
Cancelled	(170,000)	0.70
Balance - December 31, 1999	1,266,500	0.70
Granted	200,000	0.70
Exercised	(520,000)	0.70
Balance - December 31, 2000	946,500	0.70
Granted	696,000	0.45
Cancelled	(365,000)	0.70
Balance - December 31, 2001	1,277,500	0.57

During the year ended December 31, 1999, the Company amended the terms and prices of share options which were outstanding at December 31, 1998, to $0.70 per share and expiring at various times between 1999 to 2007.

During the year ended December 31, 2001, the Company granted options to purchase 696,000 shares at a weighted average price of $0.45 per share and expiring April 12, 2004.

8. SHARE CAPITAL (continued)

The following table summarizes information about the share options outstanding and exercisable at December 31, 2001:
Range of Exercise Prices	Number of Options Outstanding and Exercisable at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise price
$0.45	696,000	2.40 years	$0.45
$0.70	581,500	2.12 years	$0.70
	1,277,500

9. RELATED PARTY TRANSACTIONS

(a) During the year ended December 31, 2001, the Company paid $85,000 to a company owned by the current President of the Company for management services provided, $32,980 (2000 - $31,100; 1999 - $16,975) to companies owned by directors of the Company for professional services provided and $34,310 (2000 - $3,800; 1999 - $3,439) to a law firm in which a director of the Company is a partner, for general legal services provided. During the year ended December 31, 2000, the Company also paid a further $220,480 to the law firm and $30,000 to companies owned by directors of the Company for professional services provided relating to the abandoned business combination with Patriot. As at December 31, 2001, $6,287 remains outstanding and has been included in accounts payable and accrued liabilities.

(b) During the year ended December 31, 1999, the Company provided financial guarantees for Bradstone Equity Partners Inc. (ABradstone@), a significant minority shareholder of the Company, and A&E Capital Funding Inc. (AA&E@), the controlling shareholder of Bradstone, as follows:

i) the Company provided a guarantee to enable Bradstone to obtain a letter of credit. Bradstone paid the Company a fee of $50,000 and provided security for the guarantee. On August 12, 1999, the guarantee was released and the security returned to Bradstone; and

ii) the Company provided a US$2 million guarantee to a financial institution for obligations and liabilities of A&E. A&E has provided, as security for the guarantee, an assignment of an unregistered mortgage. A&E agreed to pay a fee of US$10,000 per month for each month that the guarantee is outstanding. During the year ended December 31, 2001, the Company recorded a fee of $185,862 (2000 - $178,212; 1999 - $72,165) which remained outstanding and was included in accounts receivable at December 31, 2001. At December 31, 2001, the guarantee remained outstanding.

9. RELATED PARTY TRANSACTIONS (continued)

(c) In February 2001, pursuant to an employment agreement, the Company paid $240,000 to the former President of the Company on his resignation.

(d) See also Note 4.

10. INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:
	2001	2000	1999
Combined federal and provincial statutory income tax rate	44.62%	45.62%	45.62%
Expected income tax recovery	196,437	1,022,951	898,715
Difference between Canadian and Foreign tax rates	(111,791)	(105,810)	(141,370)
Losses for which no tax benefit has been recognized	(84,534)	(583,528)	(723,968)
Non-deductible expenditures and other items	(112)	(333,613)	(33,377)
Income tax provision	-	-	-

As of December 31, 2001 the Company has Peruvian tax loss carryforwards of approximately $2,674,000 which expire from 2002 to 2005.

In addition, the Company has future tax deductions exceeding accounting deductions of approximately $5,193,000. Management believes that the realization of income benefits related to these future potential tax deductions and tax losses is uncertain at this time and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

11. SEGMENTED INFORMATION

(a) Substantially all of the Company's operations are in one industry; the exploration for gold and copper. Management reviews the financial results according to expenditures by property. The Company's current mineral properties are located in Peru and its corporate assets are located in Canada.

(b) Segment assets:
	2001
	Corporate $	Peruvian Mineral Operations $	Total $
Current assets	9,425,147	45,723	9,470,870
Property and equipment	-	454,796	454,796
Mineral properties and deferred costs	-	600,000	600,000
	9,425,147	1,100,519	10,525,666

	2000
	Corporate $	Peruvian Mineral Properties $	Total $
Current assets	9,785,807	87,806	9,873,613
Property and equipment	3,209	502,557	505,766
Mineral properties and deferred costs	-	600,000	600,000
	9,789,016	1,190,363	10,979,379

(c) Segment profits and loss:
	2001
	Corporate $	Peruvian Mineral Operations $	Total $
Loss before other items	(608,638)	(229,222)	(837,860)
Foreign exchange	258,000	-	258,000
Gain on sale of marketable securities	149,734	-	149,734
Write-down on marketable securities	(690,438)	-	(690,438)
Interest and miscellaneous income	678,601	1,719	680,320
Loss for the year	(212,741)	(227,503)	(440,244)

11. SEGMENTED INFORMATION (continued)
	2000
	Corporate $	Peruvian Mineral Properties $	Canadian Mineral Properties $	Total $
Loss before other items	(515,692)	(301,020)	-	(816,712)
Foreign exchange	182,813	-	-	182,813
Write-off of mineral properties and deferred costs	-	-	(1,651,455)	(1,651,455)
Costs incurred relating to abandoned business combination	(596,933)	-	-	(596,933)
Interest and miscellaneous income	638,130	1,827	-	639,957
Income (loss) for the year	(291,682)	(299,193)	(1,651,455)	(2,242,330)

	1999
	Corporate $	Peruvian Mineral Properties $	Total $
Loss before other items	(318,678)	(686,466)	(1,005,144)
Foreign exchange	(340,429)	-	(340,429)
Write-off of mineral properties and deferred costs	-	(1,349,704)	(1,349,704)
Gain on sale of equipment	-	4,774	4,774
Interest and miscellaneous income	717,026	3,476	720,502
Income (loss) for the year	57,919	(2,027,920)	(1,970,001)

12. FINANCIAL INSTRUMENTS

Concentration of credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with high credit quality financial institutions. Management regularly monitors the credit worthiness of its loans receivable and believes that it has adequately provided for any exposure to potential credit losses.

Fair value of financial instruments

The fair value of the Company's financial instruments consisting of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values. The fair value of the Company's loan receivable approximates its carrying value. The fair values of the financial guarantees provided by the Company in Note 9(b) is represented by the fees negotiated at inception of the guarantees.

13. SUBSEQUENT EVENT

On April 5, 2002, the Company entered into an arrangement agreement (the "Arrangement Agreement") with Glenex Industries Inc. ("Glenex"), Stockscape.com Technologies Inc. ("Stockscape") and Bradstone (collectively the "Combining Companies") for a business combination and reorganization of the Combining Companies by way of a statutory plan of arrangement (the "Arrangement"). The Arrangement will result in:

i) the shareholders of the Company exchanging their existing shareholdings in the Company for Class A subordinate voting (one vote per share) common shares of Bradstone ("Bradstone A Shares"), on the basis of one Bradstone A Share for every 1.7156 common shares of the Company held;

ii) existing options to purchase common shares of the Company will be exchanged for options to purchase Bradstone A Shares on the basis as described above with corresponding adjustments to exercise prices, as applicable.

Following the completion of the Arrangement, Bradstone will have 24,346,752 Bradstone A Shares outstanding and 4,099,466 Class B (five votes per share) common shares issued and outstanding, with the former shareholders of the Company holding approximately 34.32% in the equity, and 21.77% in the voting, of Bradstone's issued and outstanding common shares.

Completion of the terms of the Arrangement Agreement is subject to a number of material conditions precedent, including the Combining Companies receiving all necessary shareholder and regulatory approvals.

BC FORM 51-901F SCHEDULE A

PERUVIAN GOLD LIMITED

QUARTERLY REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

Please see accompanying audited consolidated financial statements for the years ended December 31, 2001, 2000 and 1999.

1.(a) GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses:
Year Ended December 31, 2001 $
Administration salaries and benefits	26,723
Amortization	50,970
Audit, legal and professional fees	116,938
Directors fees	27,500
Filing and transfer agent fees	14,743
Interest and bank charges	6,211
Investor relations and shareholder costs	5,619
Management fees	85,000
Office rent, utilities and miscellaneous	75,224
Severance payments	240,000
Travel	9,220
658,148

1.(b) MINERAL PROPERTIES AND DEFERRED COSTS
December 31, 2001

	Lara $	Silvertip $	Total $
Balance, beginning and end of year	600,000	-	600,000

1.(c) GENERAL EXPLORATION EXPENSE
2001 $
Consulting	2,932
Office	10,521
Legal and accounting	38,773
Maintenance costs	8,041
Wages and benefits	55,828
Travel and accommodation	466
IVA tax	7,226
Vehicle rentals and operating costs	8,787
Titles and returns	36,454
179,712

General exploration costs represent the costs incurred by the Company to maintain its exploration office in Peru and maintenance costs for the Company's Lara property.

1.(d) MARKETABLE SECURITIES
Security	Number	Original Cost $	Provision $	Carrying Cost $	Quoted Market Value at December 31, 2001 $
Common Shares
Hilton Petroleum Ltd.	100,000	230,153	201,153	29,000	45,000
Boundary Creek Resources Ltd.	509,500	507,479	59,119	448,360	534,975
Lucent Technologies Inc.	5,000	51,733	1,646	50,087	50,087
Sprint Corp PCS Group	1,000	36,925	-	36,925	38,875
Trust Units
Pengrowth Energy units	25,000	474,600	119,100	355,500	355,500
Primewest Energy units	75,000	638,920	182,920	456,000	477,000
Enerplus Resource units	20,000	537,000	84,800	452,200	495,000
Arc Energy units	25,000	302,575	41,700	260,875	302,500
		2,779,385	690,438	2,088,947	2,298,937

A director of the Company is also a director of Hilton Petroleum Ltd. and an officer of the Company is a director of Boundary Creek Resources Ltd.

2. RELATED PARTY TRANSACTIONS

(a) During the year ended December 31, 2001, the Company paid $85,000 to a company owned by the President of the Company for management services provided, $34,310 to a law firm in which a director of the Company is a partner for general legal services provided and $32,980 to companies owned by directors for professional services provided.

(b) The Company has provided a US$2 million guarantee to a financial institution for obligations and liabilities of A&E Capital Funding Inc. ("A & E"), the controlling shareholder of Bradstone Equity Partners Inc., a significant minority shareholder of the Company. A&E has provided, as security for the guarantee, an assignment of an unregistered mortgage. A&E agreed to pay a fee of US$10,000 per month for each month that the guarantee is outstanding. During the year ended December 31, 2001, the Company recorded a fee of $185,862 (US$120,000) which remained outstanding at December 31, 2001 and was included in amounts receivable and prepaids.

3.(a) NO SECURITIES WERE ISSUED DURING THE YEAR ENDED DECEMBER 31, 2001

3.(b) OPTIONS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2001
Date Granted	Number of Shares	Type of Option	Name	Exercise Price	Expiry Date
Apr. 12/01	96,000	Director	N. DeMare	$0.45	Apr. 12/04
Apr. 12/01	200,000	Director	D. Black	$0.45	Apr. 12/04
Apr. 12/01	200,000	Director	R. Atkinson	$0.45	Apr. 12/04
Apr. 12/01	200,000	Director	G. Ewart	$0.45	Apr. 12/04
	696,000

4.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001
			Issued
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	100,000,000	16,747,466	$24,993,211

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2001
Security	Number	Exercise Price/Share	Expiry Date
		$
Options	15,000	0.70	Apr.14/02
Options	248,500	0.70	Jul.15/06
Options	178,000	0.70	Aug.15/04
Options	60,000	0.70	Mar.04/07
Options	50,000	0.70	Jan.14/02
Options	30,000	0.70	Mar.22/05
Options	696,000	0.45	Apr.12/04
Total Options	1,277,500

There were no warrants outstanding as at December 31, 2001.

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2001

There were no shares subject to escrow restrictions.

5. LIST OF DIRECTORS AND OFFICERS AS AT DECEMBER 31, 2001

Directors:

Robert Atkinson

Nick DeMare

W. David Black

Gordon Ewart

Officers:

Robert Atkinson, President and CEO

Harvey Lim, Corporate Secretary

BC FORM 51-901F SCHEDULE C

PERUVIAN GOLD LIMITED

QUARTERLY REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

MANAGEMENT DISCUSSION & ANALYSIS

Operations

During the year ended December 31, 2001, the Company reported a net loss of $440,244 compared to a net loss of $2,242,330 for the comparable period in 2000.

Expenses incurred during 2001 increased by $21,148, from $816,712 in 2000 to $837,860 in 2001. In January 2001, the Company made a termination payment of $240,000 to the former President of the Company pursuant to his employment contract. In addition, during 2001 a severance payment of $18,000 was paid to a former employee. Management of the Company is now provided primarily by consultants. During 2001, the Company paid $85,000 for management services provided through a management contract with a private coporation owned by the President of the Company. No management fees were charged in 2000. Audit, legal and professional fees increased from $65,839 in 2000 to $116,938 in 2001, primarily due to increased legal activities. General exploration expenses decreased by $165,769, from $345,481 in 2000 to $179,712 in 2001, reflecting the Company=s decision to restrict its activities on the Lara Prospect to funding maintenance and holding costs. In addition in 2001, investor relations and travel costs decreased by $16,390 and $35,918, respectively, while office rent, utilities and miscellaneous expenses increased by $15,687.

Interest and miscellaneous income reported in 2001 increased $40,363 from $639,957 in 2000 to $680,320 in 2001. During 2001, the Company recorded $456,521 interest and dividend income, and $37,937 interest income and commitment fees obtained from a bridge loan provided by the Company to Nikos Explorations Ltd. ("Nikos") in January 2001. The bridge loan bears interest at bank prime plus 4% per annum. The Company also recorded $185,862 as a loan guarantee for the provision of a guarantee for A & E Capital Funding, Inc. (AA & E@) During the second quarter of 2001, the Company realized a gain of $149,734 from the sale of income trusts which were purchased in the beginning of 2001. During 2001, the Company recorded a write-down of $690,438 reflecting a decrease in value of its short-term investments.

During 2001, the Company reported unrealized foreign exchange gain of $258,000 compared to a gain of $182,813 in 2000. The Company holds a portion of its cash and short-term investments denominated in US currency.

During 2001, the Company did not conduct any exploration activities on its mineral properties. Expenditures during this period were restricted to maintenance and holding costs. All costs during 2001 were charged to operations. During 2000, the Company spent $627,650 in exploration of its mineral properties, primarily on the Silvertip Project.

Liquidity and Capital Resources

The Company's total assets have decreased $453,713 from $10,979,379 at December 31, 2000 to $10,525,666 at December 31, 2001. The decline in assets was due to the loss recorded during the year ended December 31, 2001. As at December 31, 2001, the Company had working capital of $9,441,706.

BC FORM 51-901F SCHEDULE C

PERUVIAN GOLD LIMITED

QUARTERLY REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

Amounts receivable and prepaids decreased from $300,802 at December 31, 2000 to $232,959 at December 31, 2001. The decrease is primarily due to the receipt of the mining tax credit on the Silvertip Project.

Accounts payable and accrued liabilities increased from $42,633 at December 31, 2000 to $29,164 at December 31, 2001. No individual item comprising accounts payable and accruals increased substantially.

During the year ended December 31, 2001, the Company provided a $350,000 bridge loan to Nikos. Management of Nikos is currently restructuring the company and the Company has agreed to the extension of the repayment of the bridge loan and all accrued interest. In addition, during 2001 the Company deployed approximately $3.7 million in the purchase of securities. Part of the portfolio was sold during the second quarter of 2001 for $1.4 million, resulting in a gain of $149,734. A $690,430 write-down was made for the year ended December 31, 2001, to reflect a decrease in the value of the portfolio.

On April 5, 2002, the Company entered into an arrangement agreement (the "Arrangement Agreement") with Glenex Industries Inc. ("Glenex"), Stockscape.com Technologies Inc. ("Stockscape") and Bradstone Equity Partners, Inc. ("Bradstone") (collectively the "Combining Companies") for a business combination and reorganization of the Combining Companies by way of a statutory plan of arrangement (the "Arrangement"). The Arrangement will result in:

i) the shareholders of the Company exchanging their existing shareholdings in the Company for Class A subordinate voting (one vote per share) common shares of Bradstone ("Bradstone A Shares"), on the basis of one Bradstone A Share for every 1.7156 common shares of the Company held;

ii) existing options to purchase common shares of the Company will be exchanged for options to purchase Bradstone A Shares on the basis as described above with corresponding adjustments to exercise prices, as applicable.

Following the completion of the Arrangement, Bradstone will have 24,346,752 Bradstone A Shares outstanding and 4,099,466 Class B (five votes per share) common shares issued and outstanding, with the former shareholders of the Company holding approximately 34.32% in the equity, and 21.77% in the voting, of Bradstone's issued and outstanding common shares.

Completion of the terms of the Arrangement Agreement is subject to a number of material conditions precedent, including the Combining Companies receiving all necessary shareholder and regulatory approvals.

Investor Relations Activities

The Company did not engage any investor relations firms during the year ended December 31, 2001. Activities during the period consisted of investor mailings and shareholders communications conducted by Company personnel.

SCHEDULE "G"

GLENEX FINANCIAL STATEMENTS
British Columbia	QUARTERLY AND YEAR END REPORT

Securities Commission	BC FORM 51-901F

Schedule A

ISSUER DETAILS

For Quarter Ended: December 31, 2001
Date of Report: February 20, 2002

Name of Issuer: Glenex Industries Inc.
Issue's Address: 300 - 570 Granville Street, Vancouver, BC V6C 3P1

Issuer Fax Number: (604) 681-4692
Issuer Telephone Number: (604) 689-1428

Contact Person: A. Murray Sinclair
Contact's Position: Director
Contact Telephone Number: (604) 689-1428
Contact Email Address: N/A
Web Site Address: N/A

CERTIFICATE

This one schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholders who requests it.

Director's Name: "A. Murray Sinclair"	Date Signed: February 20, 2002

Director's Name: "Brian E. Bayley"	Date Signed: February 20, 2002

GLENEX INDUSTRIES INC.			Schedule A
Consolidated Balance Sheets

		December 31	March 31
		2001	2001
		(Unaudited)

ASSETS

Current assets:
Cash and cash equivalents		$ 2,875,265	309,729
Marketable securities		-	2,844,022
Accounts and notes receivable		23,905	203,523
Mortgages receivable		657,000	357,000
		3,556,170	3,714,274

Mortgage receivable		-	300,000

Other assets		249,053	272,559

		$ 3,805,223	4,286,833

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities		$ 35,829	100,228

Shareholders' equity:
Share capital		22,477,596	22,477,596
Deficit		(18,708,202)	(18,290,991)
		3,769,394	4,186,605
		$ 3,805,223	4,286,833

Approved by the Board of Directors:

Signed: "A. Murray Sinclair"	Director

Signed: "Brian E. Bayley"	Director

GLENEX INDUSTRIES INC.			Schedule A
Consolidated Statements of Loss and Deficit

	Three months ended		Nine months ended
	December 31		December 31
	2001	2000	2001	2000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Income:
Oil and gas royalty income	$ 11,467	85,920	98,484	184,861
Interest, investment and other income (loss)	9,965	20,633	(142,714)	157,306
Other income (expense)	1,741	-	14,134	-
	23,173	106,553	(30,096)	342,167

Costs and expenses:
General and administrative	42,723	156,234	387,115	470,709
Interest expense	-	1,952	-	4,984
	42,723	158,186	387,115	475,693

Loss for the period	(19,550)	(51,633)	(417,211)	(133,526)

Deficit, beginning of period			(18,290,991)	(18,132,522)

Deficit, end of period			(18,708,202)	(18,266,048)

Loss per share (Note 1(b))	$ (0.003)	(0.006)	(0.045)	(0.014)

GLENEX INDUSTRIES INC.			Schedule A
Consolidated Statements of Cash Flow

	Three months ended		Nine months ended
	December 31		December 31
	2001	2000	2001	2000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash provided by (used for):
Operating activities:
Loss for the period	$ (19,550)	(51,633)	(417,211)	(133,526)
Items not affecting cash
Depreciation and depletion	-	7,999	30,756	25,478
	(19,550)	(43,634)	(386,455)	(108,048)

Changes in non-cash working capital balances:
Accounts and notes receivable	111,197	(11,811)	179,618	4,406,906
Accounts payable and accrued liabilities	(93,534)	(19,573)	(64,399)	(387,859)
	(1,887)	(75,018)	(271,236)	3,910,999

Investing activities:
Mortgages receivable	-	(9,100)	-	(22,300)
Marketable securities	-	(14,922)	2,844,022	(3,125,358)
Other assets	(7,250)	-	(7,250)	-
	(7,250)	(24,022)	2,836,772	(3,147,658)

Financing activities:
Principal repayments of long-term debt	-	-	-	(861,063)

Increase (decrease) in cash	(9,137)	(99,040)	2,565,536	(97,722)

Cash and cash equivalents, beginning of	2,884,402	784,858	309,729	783,540

Cash and cash equivalents, end of period	$2,875,265	685,818	2,875,265	685,818

Supplementary cash flow information:
Cash amount of payments received (made):
Interest received	$ 8,544	1,952	35,393	4,984

GLENEX INDUSTRIES INC.

Notes to the Consolidated Financial Statements

December 31, 2001

(Unaudited  Prepared by Management)

1. Nature of operations

During fiscal 2000 the Company sold substantially all of its active operations. Following divesture of its operations, the Company was designated an "Inactive Issuer" by the Canadian Venture Exchange in July 2000. The Company is currently pursuing new business opportunities with a view to re-establishing its active status with the Exchange.

2. Significant accounting policies

(a) Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and, accordingly, certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management these financial statements include all adjustments necessary, (which are of a normal and recurring nature), for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual audited financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended March 31, 2001. The results of operations for any interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

(b) Earnings (loss) per share:

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented, as the effect on loss per share would be anti-dilutive.

2. Mortgages receivable

Included in mortgages receivable is a second mortgage of $357,000, which was due on July 29, 2001. Payment was not made on the due date and the Company has commenced an action to realize on its security. No provision for write-down has been made at this time as the Company is still reviewing its legal options.

3. Other assets

Other assets consist of the following:
	December 31,	March 31,

Portfolio investments	$ 69,800	$ 69,800
Cash surrender value of life insurance	179,251	172,001
Equipment and other assets	2	30,758
	$ 249,053	$ 272,559

GLENEX INDUSTRIES INC.

Notes to the Consolidated Financial Statements

December 31, 2001

(Unaudited  Prepared by Management)

4. Share capital

The Company is authorized to issue up to 100,000,000 common shares, of which 9,354,189 are issued and outstanding. No shares were issued in the nine month period ended December 31, 2001.

As at December 31, 2001, 225,000 stock options were outstanding with the exercise price of $0.25 per share; of which 125,000 expire September 2, 2007 and 100,000 expire July 13, 2002.

5. Related party transactions

The Company was party to a consulting agreement with a shareholder and former director under which fees of $36,000 were paid during the period. This agreement was terminated as of August 31, 2001.

During the period, the Company paid consulting fees of $25,360 to an officer and director for time spent on the affairs of the Company at an agreed hourly rate.

During the period, the Company paid $15,000 ($5,000 per month) was paid for office facilities and administrative services to a company related by virtue of certain common directors.

Included in accounts payable and accrued liabilities at December 31, 2001 is $5,439 payable to the company referred to above for services provided.
British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F Schedule B & C
ISSUER DETAILS

For Quarter Ended: December 31, 2001

Date of Report: February 20, 2002

Name of Issuer: Glenex Industries Inc.

Issuer's Address: 300  570 Granville Street, Vancouver, B.C., V6C 3P1

Issuer Fax Number: (604) 681-4692

Issuer Telephone Number: (604) 689-1428

Contact Person: A. Murray Sinclair

Contact's Position: Director

Contact Telephone Number: (604) 689-1428

Contact Email Address: N/A

Web Site Address: N/A

CERTIFICATE

The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name: "A. Murray Sinclair" Date Signed: February 20, 2002 Director's Name: "Brian E. Bayley" Date Signed: February 20, 2002

GLENEX INDUSTRIES INC.

Quarterly Report

December 31, 2001

SCHEDULE B: MANAGEMENT DISCUSSION
1.	Breakdown of general and administrative expenses for the period ended December 31, 2001:

	Wages and benefits	$ 48,439
	Depreciation	30,756
	Occupancy	13,976
	Audit and legal	97,293
	Consulting and outside services	68,650
	Insurance	38,895
	Travel and business promotion	16,860
	Transfer agent and shareholder information	29,250
	Office facilities and administrative services	15,000
	Office and general	27,996
		$ 387,115

	Included in general and administrative expense is approximately $95,000 of expenditures which management has identified as restructuring costs associated with the closure of the Company's Toronto office and relocation to Vancouver. Such costs include employee severance, legal expenses and costs relating to disposition of redundant assets.

2. In accordance with the disclosure required by National Instrument 62-102, the Company hereby discloses that it had the following securities and outstanding as of February 20, 2002:
No. of shares
Common shares	9,354,189
Stock options (a)	225,000
Common shares fully diluted	9,579,189

(a) 225,000 stock options outstanding with an exercise price of $0.25 per share of which 125,000 expire September 2, 2007 and 100,000 expire July 13, 2002.

3. Directors and Officers:
Directors	Officers
Brian E. Bayley, Director	A. Murray Sinclair, President
Robert Boyle, Director	Sandra Lee, Secretary
Henry Knowles, Director
A. Murray Sinclair, Director

GLENEX INDUSTRIES INC.

Quarterly Report

December 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business:

The Company was designated as an "Inactive Issuer" by the Canadian Venture Exchange in July 2000, having sold substantially all of its active operations during fiscal 2000. The Company is currently seeking new business opportunities but at present has not identified any suitable prospects.

Discussion of Operations and Financial Condition:

The Company incurred a loss of $417,211 (loss per share of $0.045) for the nine months ended December 31, 2001 compared to a loss of $133,526 (loss per share of $.014) for the same period ended December 31, 2000. Factors contributing to the higher loss in the current year include reduced oil and gas royalty revenues as a result of declining production volumes and reduced commodity prices and the interest and investment loss of $142,714, reflecting reduced interest rates and a generally poor performance by world equity markets. In the previous year the Company recorded interest and investment income of $157,306. Although general and administrative expenses for the nine month period have declined by approximately $84,000 from the same period last year, the current year administrative figures include approximately $95,000 of expenditures which management has identified as restructuring costs associated with the closure of the Company's Toronto office and relocation to Vancouver. Management will continue its efforts to reduce costs and to simplify the corporate structure, while pursuing new business opportunities.

Liquidity and Solvency:

The drop in the Company's working capital from $3,614,046 as of March 31, 2001 to $3,520,341 as of December 31, 2001 is attributable to current period losses of $417,211, which were partially offset by the reclassification of a $300,000 mortgage receivable from long term to current. As this point in time the Company has sufficient working capital to meet its financial obligations.

Other Matters:

At the Company's annual general meeting held on September 28, 2001, shareholders of the Company rejected the resolution to voluntarily wind-up the Company pursuant to section 267 of the Company Act (British Columbia). Robert Boyle, Jan-Willem Gritters and Barry Phillpotts were elected as Directors of the Company. On October 11, 2001, Quest Ventures Ltd. announced the acquisition of 1,870,000 shares of Glenex, being 19.9% of the issued and outstanding capital of Glenex. Jan-Willem Gritters and Barry Phillpotts resigned as directors to facilitate the appointment of A. Murray Sinclair and Brian E. Bayley, both partners of Quest Ventures Ltd. and Henry Knowles, a Toronto business lawyer. Robert Boyle resigned as President of the Company and was replaced by A. Murray Sinclair.

The objectives of the new director group and the new management group are to assist the Company in establishing a new business and re-establishing the Company's active status with the Canadian Venture Exchange. In October, 2001, administration of the Company was transferred from Toronto to Vancouver.

FORM 51-901F

Quarterly and Year End Report

Name of Issuer: Glenex Industries Inc.

For Year Ended: March 31, 2001

Date of Report: July 20, 2001

The Quarterly and Year End Report for Glenex Industries Inc. for its fiscal year ended March 31, 2001 containing as Schedule A audited consolidated financial statements for such fiscal year is available in electronic form at www.sedar.com.

FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: Schedule A

X__ Schedule B & C

(place "x" in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: Glenex Industries Inc.

ISSUER ADDRESS: 300-26 Soho Street, Toronto, Ont. M5T 1Z7

ISSUER TELEPHONE NO.: (416) 260-0811

ISSUER FAX NO.: (905) 331-6026

ISSUER WEB ADDRESS: www.glenex.com

CONTACT PERSON: Robert Boyle

CONTACT'S POSTION: President & CFO

CONTACT TELEPHONE NUMBER: (416) 260-0811

CONTACT E-MAIL ADDRESS: rboyle@glenex.com

FOR YEAR ENDED: March 31, 2001

DATE OF REPORT: July 20, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPROT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAD BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDUELS B&C.

ROBERT BOYLE "Robert Boyle" 2001/07/20

NAME OF DIRECTOR SIGNED (TYPED) DATE SIGNED (YY/MM/DD)

JAN-WILLEM GRITTERS "Jan-Willem Gritters" 2001/07/20

NAME OF DIRECTOR SIGNED (TYPED) DATE SIGNED (YY/MM/DD)

GLENEX INDUSTRIES INC.

SUPPLEMENTARY INFORMATION

MARCH 31, 2001

(UNAUDITED - PREPARED BY MANAGEMENT)

1. Breakdown of general and administrative expenses for the year ended March 31, 2001:
Wages and benefits	$ 82,907
Directors fees	40,000
Depreciation	29,000
Occupancy	11,143
Audit and legal	53,286
Consulting and outside services	171,262
Insurance	38,827
Travel and business promotion	22,430
Transfer agent and shareholder information	73,871
Office and general	58,379
$581,105

All expenditures were made to parties at arm's length.

2. For the quarter under review:

(a) Common shares issued None

(b) Options granted None

3. As at March 31, 2001

(a) Authorized share capital - 100,000,000 common shares

Issued and outstanding - 9,354,189 shares

(b) Summary of options - 425,000 incentive stock options outstanding with an exercise price of $0.25 per share of which 125,000 expire September 2, 2007 and 300,000 expire October 17, 2009.

(c) Shares in escrow or subject to pooling agreement: None

(d) List of Directors: Robert Boyle

Jan-Willem Gritters

Paul Middleton

Barry Phillpotts

GLENEX INDUSTRIES INC.

Report to the Shareholders

Including MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

As discussed in the 2000 Annual Report, during fiscal 2000 the Company disposed of substantially all of its active operations. In the current fiscal year ended March 31, 2001, all proceeds of operations and asset dispositions were collected and the proceeds placed in a diversified investment portfolio. The investments chosen by the Company are in large capitalization stocks, bonds and money market instruments having a high degree of liquidity.

The final six months of fiscal 2001 witnessed significant turbulence in world financial markets with material declines in most major indices. Although generally conservatively invested, the Company's investment portfolio was not immune to general market conditions and, as of the 2001 fiscal year end, the Company's marketable securities portfolio is presented net of a valuation allowance of $178,043, to present the portfolio at the lower of cost or market value. Subsequent to the year end, the marketable securities portfolio has experienced a modest increase.

For the fiscal year ended March 31, 2001 the Corporation reported a net loss of $158,469 ($0.02 per share) compared to a loss of $1,361,612 ($0.15 per share) in fiscal 2000. During fiscal 2000, the Company reported losses on the sale of assets and operations of $269,513 ($0.03 per share) (2001 - $NIL) and losses from discontinued operations of $172,476 ($0.02 per share) (2001 - $NIL). Operating results of operations disposed of in fiscal 2000, excluding discontinued operations, are included in the Consolidated Statements of Operations and Deficit for the period April 1, 1999 through the effective dates of sale.

Oil and gas royalty income in fiscal 2001 increased by 43%, from $174,918 in fiscal 2000 to $249,502 in fiscal 2001, benefiting from materially increased commodity prices in the most recently completed fiscal year. Management currently expects that royalty income in fiscal 2002 will decrease from 2001 levels. Negative investment income of $184,590 was reported in fiscal 2001 (2000  income of $81,919) reflecting the generally unsatisfactory performance of world financial markets. The loss for fiscal 2001 includes a valuation allowance provision of $178,043, discussed above. General and administrative expense decreased by 47%, from $1,091,681 in fiscal 2000 to $581,105 in the current year.

As at March 31, 2001 the Corporation reported working capital of $3,614,046 compared to working capital of $3,746,513 at March 31, 2000. Substantially all of the decrease is attributable to the current year loss. During fiscal 2001 all term debt was retired and accounts payable materially reduced.

Following the divestiture of the operations and assets of its major divisions and subsidiaries, the Company was designated an "Inactive Issuer" by the Canadian Venture Exchange in July 2000 and, therefore, fails to meet the Tier Maintenance Requirements of the Exchange. The Company has a significant shareholder and it is the opinion of the directors that the support of this shareholder is required to carry any special resolution needed to effect a reactivation of the Company. The directors considered a number of new business opportunities for the Company in fiscal 2001, none of which received the support of this shareholder. The shareholder indicated to the directors that it would support a resolution calling for the liquidation of the Company. Accordingly, on July 20, 2001, the directors resolved to recommend to the members, at the Company's Annual General Meeting called for September 28, 2001, that the Company be voluntarily liquidated and wound-up, believing, at the time, that this action was in the best interests of all shareholders. Subsequent to July 23, 2001, a merchant banking group has begun negotiations with the shareholder to acquire from the shareholder a 19.9% equity interest in the Company, representing substantially all of the shareholder's interest in the Company. The expressed intent of the merchant bank group is to assist the Company in establishing a new business and re-establishing the Company's active status with the Exchange. This transaction has not been completed as of the date of this report.

Notwithstanding the aforenoted resolution to be placed before the members, the directors believe that establishing a new business and re-establishing the Company's active status with the Exchange is in the best long-term interests of the shareholders. The Company will issue a news release if the proposed purchase transaction between the merchant bank and the current shareholder is completed and, if completed, the directors recommend that shareholders vote against the motion to liquidate and wind-up the Company. In the absence of completion of this transaction, the directors recommend that shareholders vote for the motion as presented.

On behalf of the Board of Directors,
"Robert Boyle"

Robert Boyle

President

August 14, 2001

300-26 Soho Street, Toronto, Ontario M5T 1Z7 Phone: 416-260-0811 Fax: 905-331-6026

GLENEX INDUSTRIES INC.

Consolidated Financial Statements

for the Year Ended March 31, 2000

The audited consolidated financial statements of Glenex Industries Inc. for its fiscal year ended March 31, 2000 are available in electronic form at www.sedar.com.

SCHEDULE "H"

Stockscape Financial Statements

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Schedule A

ISSUER DETAILS

For Quarter Ended: December 31, 2001

Date of Report: May 16, 2002

Name of Issuer: Stockscape.com Technologies Inc.

Issuer's Address: 300  570 Granville Street, Vancouver, B.C., V6C 3P1

Issuer Fax Number: (604) 681-4692

Issuer Telephone Number: (604) 689-1428

Contact Person: Andrew F.B. Milligan

Contact's Position: President

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Financial Statements

December 31, 2001

and

December 31, 2000

D E V I S S E R G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Stockscape.com Technologies Inc.

We have audited the consolidated balance sheet of Stockscape.com Technologies Inc. as at December 31, 2001 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements for the year ended December 31, 2000 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 20, 2001.

/s/ "De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 16, 2002

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Balance Sheets

As at December 31,

(Expressed in Canadian Dollars)

	2001	2000
	$	$
A S S E T S

Current
Cash and cash equivalents	2,731,403	4,908,522
Marketable securities (note 3)	283,389	312,981
Accounts receivable	16,535	160,526
Prepaid expenses and deposits	285	213,145
	3,031,612	5,595,174

Long-term investments (note 3)	1,826,877	2,018,750
Fixed assets (note 4)	-	606,298
Resource property (note 5)	-	1
Intangible assets (note 4)	-	8,362
	4,858,489	8,228,585

L I A B I L I T I E S

Current
Accounts payable and accrued liabilities	85,138	352,321
Unearned revenue	-	114,244
	85,138	466,565

S H A R E H O L D E R S ' E Q U I T Y

Share capital (note 6)	12,016,932	12,016,932
Deficit	(7,243,581)	(4,254,912)
	4,773,351	7,762,020
	4,858,489	8,228,585

Approved by the Board of Directors

(signed) "Andrew F. B. Milligan"	(signed) "John J. Brown"
Director	Director

See notes to consolidated financial statements

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Operations and Deficit

For the Years Ended December 31

(Expressed in Canadian Dollars)

	2001	2000
Revenue
Interest	131,758	297,775
Gain on sale of fixed assets	8,084	-
	139,842	297,775

General and administrative expenses
Audit and legal fees	135,773	125,207
Annual report and AGM costs	252	173,613
Foreign exchange loss (gain)	(34,874)	7,676
Investor and shareholder relations	27,284	225,735
Listing and transfer fees	11,615	23,942
Management and administration fees	162,098	124,700
Office and miscellaneous	76,403	128,092
Salaries, wages and benefits	19,845	26,210
Travel	31,828	55,845
Loss on disposal of resource property	21,295	-
Write down of marketable securities and long-term investments	31,229	298,415
Loss (gain) on sale of marketable securities	50,055	(411,925)
	532,803	777,510

Loss from continuing operations	(392,961)	(479,735)
Loss from discontinued operations	(2,595,708)	(1,980,558)

Loss for the year	(2,988,669)	(2,460,293)
Deficit, beginning of year	(4,254,912)	(1,794,619)
Deficit, end of year	(7,243,581)	(4,254,912)

LOSS PER SHARE
Loss from continuing operations	(0.01)	(0.02)
Net loss	(0.11)	(0.09)

See notes to consolidated financial statements

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

For the Years ended December 31

(Expressed in Canadian Dollars)

	2001 $	2000 $
Cash provided by (used for)

Operations
Net loss for the year	(2,988,669)	(2,460,293)
Items not involving cash
Depreciation	122,007	225,278
Loss on disposal of resource property	21,295	-
Loss (Gain) on sale of marketable securities	50,055	(411,925)
Loss on disposal of discontinued operations	583,164	-
Write-down of marketable securities	31,229	298,415
Changes in non-cash working capital items (note 13)	(109,945)	(140,761)
	(2,290,864)	(2,489,286)
Investing
Proceeds on sale of marketable securities	144,328	864,284
Proceeds on sale of resource property	127,792	-
Resource property reclamation costs	(149,087)	-
Purchase of capital assets	(9,288)	(479,372)
Purchase of intangible assets	-	(824)
	113,745	384,088
Financing
Proceeds on exercise of options	-	218,750

Decrease in cash and cash equivalents	(2,177,119)	(1,886,448)
Cash and cash equivalents, beginning of year	4,908,522	6,794,970
Cash and cash equivalents, end of year	2,731,403	4,908,522

Supplemental cash flow information
Interest paid	8,448	-
Taxes paid	-	-

See notes to consolidated financial statements

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

1. NATURE OF OPERATIONS

During 1999, the Company, formerly called Cornucopia Resources Ltd., completed a reorganization and change of principal activity from that of exploration of mineral properties to that of providing investment information and services through an internet provider. The Company sold its sole remaining active resource property in March 1999. On July 9, 1999, the Company acquired Stockscape.com Technologies (Canada) Ltd., ("Stockscape Canada"), a privately-held internet research company which maintained an internet portal for investors at www.stockscape.com, and on that date changed its name from Cornucopia Resources Ltd. to Stockscape.com Technologies Inc. In July 2001, the Company sold its internet operations, which had been unprofitable, and reduced its operating expenses to maintain its cash balances.

Refer to notes 15 and 16.

2. SIGNIFICANT ACCOUNTING PRINCIPLES

(a) Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant differences from those in the United States of America are disclosed in Note 9.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated.

(b) Revenue Recognition

(i) Revenues from services provided, including web-site creation and maintenance, digital dispatches, and newsletter subscriptions were recognized when the services were provided.

(ii) Revenues from investor awareness programs were recognized when the services were provided.

(iii) Unearned revenue which arose from cash received in advance of services provided was deferred and recorded as revenue when the services were provided.

(c) Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on temporary differences between the financial statement carrying values and their respective income tax bases, and loss carryforwards. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change in taxes is enacted or substantively enacted. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

(d) Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(e) Short-term investments

Short-term investments consist of highly liquid investments that have maturity dates greater than three months but less than one year from the date of purchase. Short-term investments are recorded at cost, which does not materially differ from fair value.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

2. SIGNIFICANT ACCOUNTING PRINCIPLES, (Continued)

(f) Investments

The Company's investments, which include items classified on the consolidated balance sheet as marketable securities and long term investments, represent common shares of publicly listed companies and are carried at the lower of cost or market. Investments in common shares which are subject to trading restrictions for the next year are classified as long-term investments.

(g) Translation of Foreign Currencies

The Company's functional and reporting currency is the Canadian Dollar. The Company's United States operations conducted during the year were considered to be integrated operations for purposes of foreign currency translation. Amounts stated in United States dollars were translated into Canadian dollars as follows: monetary assets and liabilities were translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities were translated at the rate in effect on the date of the transaction. Revenues and expenses were translated at average rates during the reporting period. Gains and losses arising from the conversion of foreign currency transactions were reported in income when they occurred.

(h) Fixed and Intangible Assets

Capital and other fixed assets are stated at cost less accumulated depreciation.

(i) The following fixed assets are depreciated on a declining balance basis at the following rates:
Computer Equipment	30%
Office Equipment and Furniture	20%

(ii) Computer software is depreciated on a straight-line basis over twelve months.

(iii) Leasehold improvements are depreciated on a straight-line basis over their three year lease term.

(iv) Trademarks and other organization costs were depreciated on a straight-line basis over five years.

(v) Development and maintenance costs of the corporate web-site are expensed as incurred.

(i) Share Capital

The Company records proceeds from the issuance of common shares net of share issue costs. Shares issued for other than cash consideration are valued at the quoted price of the Company's shares on the stock exchange on the date the agreement to issue the shares was reached.

The Company has a stock-based compensation plan which is described in Note 6(a). No compensation expense is recognized for this plan when stock or stock options are issued to directors or employees. Any consideration paid by directors or employees on exercise of stock options or purchase of stock is credited to share capital.

(j) Financial Instruments

The carrying value of cash, short-term investments, marketable securities, accounts receivable, long-term investments and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The fair value of long term investments is disclosed in Note 3.

(k) Use of estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

2. SIGNIFICANT ACCOUTNTING PRINCIPLES, (Continued)

(l) Loss Per Share

The loss per share is calculated using the weighted average number of common shares outstanding of 26,357,183 (2000  26,255,100). Fully diluted loss per share is not presented, as the effect on basic loss per share would be anti-dilutive.

(m) Comparative Figures

Certain of the prior year's comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. LONG-TERM INVESTMENTS

At December 31, 2001, the Company owned 2,200,000 shares of Great Basin Gold Ltd. (Great Basin) valued at $2,106,020 of which 300,000 shares valued at $279,143 are classified as marketable securities as they have no resale restrictions attached to them. At December 31, 2000, the Company owned 2,425,000 shares of Great Basin valued at $2,331,631 of which $312,881 were classified as marketable securities.

During the 2001 year, the Company sold 225,000 Great Basin shares (325,000 shares sold in 2000) and also recognized an impairment in value of the remaining shares during 2001 of $31,299 and an impairment during 2000 of $298,415.

The material continuing restrictions on the rights attached to these shares are as follows:

(i) The Company is entitled to sell up to 25,000 of the Great Basin shares in any 30 calendar day period or to carry over any or all of that number of shares to the next 30 calendar day period and thereafter for up to four such periods, so that, in effect the Company may sell up to 100,000 Great Basin shares during the last 30 days of a 120 calendar day period.

(ii) Notwithstanding the above, the Company is entitled to sell up to 100,000 Great Basin shares in any 30 calendar day period provided that it first gives to Great Basin the right to cause such shares to be acquired by a person designated by Great Basin at a price at least equal to the five day average closing price of Great Basin's shares on the five trading days before it received such notice, less a 10% discount. If Great Basin does not exercise that right, the Company is free to sell up to 100,000 Great Basin shares by private sale or on the market for a period of 45 days.

(iii) Under the terms of the agreement, Great Basin has an assignable right to purchase Great Basin shares in excess of 2,000,000 shares (fully-diluted) held from time to time by the Company at a price based on the 5 day average closing price of Great Basin's shares, plus 10%, subject to a minimum price of $1.00 per share. The agreement provides for adjustments to the price in the event that the five day average closing price post-sale is more than a specified percentage of the price paid.

(iv) The Company has agreed to a voting trust in favour of Great Basin management for a period of two years and has been given representation on the board of directors of Great Basin.

(v) The Company has an option to participate in future financings of Great Basin in order to maintain its equity interest.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

4. FIXED AND INTANGIBLE ASSETS

The Company's fixed and intangible assets were disposed of during the year as discontinued operations. See note 7.

Fixed assets	Cost $	Accumulated Depreciation $	Value on Disposal (Note 7) $	Net Book Value $

				December 31,
				2001	2000
Computer equipment	751,171	(293,485)	457,686	-	529,385
Computer software	103,695	(99,580)	4,115	-	8,231
Office equipment	45,998	(11,420)	34,578	-	37,319
Leasehold improvements	52,863	(52,863)	-	-	31,363
	953,727	(457,348)	496,379	-	606,298

Intangible assets	Cost $	Accumulated Depreciation $	Value on Disposal $	Net Book Value $

				December 31,
				2001	2000
Trademarks	16,016	(10,455)	5,561	-	7,357
Organization costs	1,257	(1,257)	-	-	1,005
	17,273	(11,712)	5,561	-	8,362

5. RESOURCE PROPERTY

During the year ended December 31, 2001, the Company sold its interest in the Yakobi Island property located in Southeastern Alaska for proceeds of U.S. $82,500. The Company received confirmation from the Alaska Forest Service on December 12, 2000, that no additional reclamation work is required on these claims. After all reclamation expenses, the Company incurred a loss on the sale of the Yakobi property of $21,295 (US$13,747).

6. SHARE CAPITAL

Authorized

200,000,000 Common Shares without par value

100,000,000 Preferred Shares without par value, with rights to be determined upon issue

Issued and Outstanding

Balance as at December 31, 1999	25,919,683	11,798,182

Issued for cash on exercise of Stock Options	437,500	218,750
Balance as at December 31, 2000 and 2001	26,357,183	$ 12,016,932

(a) Stock Options

The Company has adopted a stock option plan that allows it to grant options to its officers, directors, employees and consultants. The exercise price of each option is determined by the board of directors, but may not be less than the market price on the date on which the option is granted. The number of share options granted is determined by the board of directors with the aggregate number of share options granted to any individual not to exceed 5% of the issued and outstanding common shares of the Company. Options have a maximum term of five years and terminate thirty days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. The vesting period of options is determined at the time of granting at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

6. SHARE CAPITAL, (Continued)

	Number of Shares	Weighted-Average Exercise Price $

Outstanding at December 31, 1999	1,022,500	0.56
Granted during the year	1,315,000	0.75
Expired/ Cancelled during the year	(125,000)	0.75
Exercised	(437,500)	0.50
Outstanding at December 31, 2000	1,775,000	0.69
Expired/ Cancelled during the year	(632,500)	0.78

Outstanding at December 31, 2001	1,142,500	0.68

Exercise Price $	Number Outstanding at December 31, 2001	Remaining Contractual Life	Number Exercisable at December 31, 2001

0.50 USD	50,000	0.67 years	50,000
0.50 USD	187,500	1.0 years	187,500
0.50 CDN	425,000	2.5 years	425,000
0.50 USD	480,000	3.0 years	480,000
	1,142,500		1,142,500

Exercise Price $	Number Outstanding at December 31, 2000	Remaining Contractual Life	Number Exercisable at December 31, 2000

0.50 CDN	450,000	3.5 years	450,000
0.50 USD	1,325,000	4.0 years	866,250
	1,775,000		1,316,250

(b) Share Purchase Warrants

Share purchase warrants are outstanding at December 31, 2001, exercisable at dates prior to June 30, 2002 or 2007 to acquire 400,000 shares at $0.50 per share.

(c) Escrowed Shares

The Company had issued 10,000,000 common shares for the acquisition of Stockscape.com Technologies (Canada) Ltd. that had been placed in escrow and which have been released from trading restrictions effective September 12, 2001.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

7. DISCONTINUED OPERATIONS

During 2001, the Company disposed of its internet and investment information business by selling all remaining assets for the assumption by the purchaser of the Company's lease liabilities of its operating subsidiary Stockscape.com Technologies (Canada) Ltd. The sale was finalized on September 20, 2001 with an effective date of June 29, 2001. The Company recorded a loss on disposal of the discontinued operations of $2,595,708, of which $583,164 is the loss realized on the sale of the assets.

Details of the sale are as follows:
$
Accounts receivable	(134,732)
Intangible assets	(5,561)
Capital assets	(496,379)
Accounts payable	(35,248)
Unearned Revenue	35,248
Lease liability	53,508
Loss on sale	(583,164)

Revenues of discontinued operations are as follows:
	For the year ended December 31,
	2001 $	2000 $

Investor on-line services	1,603,388	1,998,917
Web-site sales and services	280,679	554,633
Interest revenue	13,272	5,146
	1,897,339	2,558,696

8. SEGMENTED INFORMATION

The Company had operated in a single industry segment of providing investment information through the internet. The Company currently has no active business. At December 31, 2001 all of the Company's material assets were held in Canada.

9. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, ("Canadian GAAP"). A description of accounting principles that differ in certain respects from United States generally accepted accounting principles, ("US GAAP") follows:

(a) Income taxes

Under the asset and liability method of United States Statement of Financial Accounting Standard No. 109, ("SFAS 109"), future income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, which is comparable to the Canadian standard adopted for the year ended December 31, 2000 (Note 2(c)) except that changes in the tax rates are recognized for U.S. GAAP purposes in the year of their enactment, not their substantive enactment as under Canadian GAAP. There is no effect of adopting the provisions of SFAS 109 on the Company's financial statements as the recognition criteria for future tax assets has not been met.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

9. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (Continued)

(b) Stock-Based Compensation

The Financial Accounting Standard Board in the U.S. has issued Financial Accounting Standards Board Statement No. 123, "Accounting of Stock-Based Compensation". As permitted by the statement, the Company has elected to continue measuring stock-based compensation costs for employees using the intrinsic value based method of accounting.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at measurement date of the grant over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the Company to employees and directors approximate their market value at the grant date, the Company has determined that the adoption of this accounting policy for U.S. GAAP purposes does not result in a Canadian/ U.S. GAAP difference in 2001.

Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. As the Company has not granted any stock options to non-employees during any of the periods presented, the Company has determined that the adoption of this accounting policy for U.S. GAAP purposes does not result in a Canadian/ U.S. GAAP difference in 2001.

(c) Investments

Under Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("FAS 115"), the Company's investments in securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported as a net amount in accumulated other comprehensive income (loss), which is a separate component of shareholders' equity until realized. On realization, comprehensive income would be adjusted to reflect the reclassification of the gains or losses into income.

Under practices proscribed by the Securities and Exchange Commission, the Company cannot apply a 25% discount to the carrying value of the Great Basin equity securities received. During the year ended December 31, 2000, the Company wrote-down the carrying value of its long-term investment due to a decline in its market value according to Canadian GAAP practices (Note 3).

(d) Comprehensive Income

The Financial Accounting Standard Board in the U.S. has issued Financial Accounting Board Statement No. 130, ("FAS 130"), "Reporting Comprehensive Income". This statement establishes standards for reporting of comprehensive income and its components in financial statements. Comprehensive income includes all changes in equity during a period except those resulting from transactions and other events and circumstances from owner sources. Under FAS 130, unrealized holding gains and losses on available-for-sale securities would be included as a component of comprehensive income.

(e) New Accounting Standards

Effective the Company's fiscal year beginning after January 1, 2001, the Financial Accounting Standards Board Statement No. 133, ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activity" is applicable for U.S. GAAP purposes. As at December 31, 2001, the Company does not have any derivative instruments and, therefore, the adoption of FAS 133 had not resulted in a material Canadian/ U.S. GAAP difference.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

9. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (Continued)

(f) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the statements of operations and deficit are summarized as follows:

	Year Ended December 31,
	2001 $	2000 $

Net loss under Canadian GAAP	(2,988,669)	(2,460,793)
Adjustment for stock-based compensation (Note 9(b))	-	(91,000)
Adjustment for gain on sale of marketable securities (Note 9(c))	-	(117,463)
Adjustment for write-down of marketable securities (Note 9(c))	-	(882,806)
Net loss under US GAAP	(2,988,669)	(3,552,062)
Other comprehensive income
Adjustment for unrealized holding (losses) (Note 9(c))	-	(4,125,000)

Comprehensive (loss)	(2,988,669)	(7,677,062)

Loss per share under US GAAP	(0.11)	(0.14)

10. INCOME TAXES

The Company has non-capital losses available in Canada of approximately $15.8 million, which may be carried forward and applied to reduce future taxable income. If not utilized these losses will expire during the years ended 2002 to 2008.

The Company also has net operating loss carry-forwards for United States income tax purposes of approximately U.S.$1.1 million. These available tax losses may only be applied to offset future taxable revenues from the Company's current US subsidiaries and to offset specific types of revenues.

11. RELATED PARTY TRANSACTIONS

(a) The Company paid a total of $133,190, (2000 - $131,776), to a company controlled by the President and director of the Company for consulting and management services.

(b) A Company controlled by the Corporate Secretary and a director of the Company provides reception, accounting, administrative and management services to the Company. During the year, the Company incurred charges totaling $ 121,660, (2000  $222,047), for these services of which no amount was outstanding at year end (2000 - $10,700).

(c) The Company incurred legal fees totaling approximately $43,355, (2000 - $58,335), to a legal firm of which a director is a partner.

(d) The Company paid a total of $12,112 in the 2000 year to a company controlled by a former director for foreign news release dissemination fees and investor relations services.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

12. COMMITMENTS

The Company transferred its capital leases to the purchaser of the assets of its discontinued operations and no longer has any future minimum payments relating to lease obligations.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items:

	Year Ended December 31,
	2001 $	2000 $

Accounts receivable	9,260	(86,645)
Prepaid expenses	212,860	(190,943)
Accounts payable and accrued liabilities	(253,069)	89,840
Unearned revenue	(78,996)	46,987
	(109,945)	(140,761)

14. LEGAL CONTINGENCY

During 2000, the Company received notice that United States Fidelity and Guaranty Company, ("USF&G"), was seeking a preliminary injunction to secure USF&G's obligations with respect to a mining reclamation bond issued on behalf of Mineral Ridge Resources Inc., ("MRRI") and for which USF&G claimed the Company has a liability. Subsequently, USF&G initialized a lawsuit against the Company and Vista Gold Corp. and their respective subsidiaries to post additional collateral of US$902,819 plus costs. An out of court settlement was reached on April 2, 2002 and steps are being taken for the lawsuit to be dismissed.

Refer to note 15.

15. SUBSEQUENT EVENTS

On February 1, 2002, the Company completed a private placement in Vista Gold Corp ("Vista") and subscribed for 20 million units of Vista at a price of $0.0513 US per unit. Each unit consists of one common share and one share purchase warrant exercisable, subject to the approval of Vista's shareholders, for one additional share of Vista at $0.075 US until February 1, 2007. The Company's investment represents ownership of 17.8% of the outstanding common shares of Vista.

As part of the agreement between the Company and Vista, a director of the Company has joined the Board of Vista and an amount of $814,087 US of the Company's subscription proceeds has been allocated by Vista to settle the outstanding lawsuit with United States Fidelity and Guaranty Company.

Refer to note 14.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

16. AMALAGAMATION

The Company entered into an arrangement agreement whereby the Company and Peruvian Gold Limited (Peruvian), Glenex Industries Inc. (Glenex) will be amalgamated and merged into Bradstone Equity Partners Inc. (Bradstone). The transaction will be completed pursuant to plan of arrangement (the "Arrangement") under the Company Act (British Columbia). Under the terms of the Arrangement, shareholders of Peruvian, Stockscape and Glenex will receive Bradstone Class A subordinate voting (one vote per share) common shares ("Bradstone Class A Shares") on the basis of: one (1) Bradstone Class A Share for every 1.7156 common shares of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares of Stockscape. Following completion of the Arrangement, Bradstone will have 24,346,752 Bradstone Class A Shares and 4,099,466 Class B Multiple Voting (five votes per share) common shares issued and outstanding.

The arrangement is subject to regulatory consent and consent of the shareholders of the Companies.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F Schedule B & C
ISSUER DETAILS

For Quarter Ended: December 31, 2001

Date of Report: May 16, 2002

Name of Issuer: Stockscape.com Technologies Inc.

Issuer's Address: 300  570 Granville Street, Vancouver, B.C., V6C 3P1

Issuer Fax Number: (604) 681-4692

Issuer Telephone Number: (604) 689-1428

Contact Person: Andrew F.B. Milligan

Contact's Position: President

Contact Telephone Number: (604) 689-1428

Contact Email Address: N/A

Web Site Address: N/A

CERTIFICATE

The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name: "Andrew F.B. Milligan" Date Signed: May 16, 2002 Director's Name: "John J. Brown" Date Signed: May 16, 2002

STOCKSCAPE.COM TECHNOLOGIES INC.

Quarterly Report

December 31, 2001

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Please refer to Schedule A for analysis of expenses and related party transactions.

2. In accordance with the disclosure required by National Instrument 62-102, the Company hereby discloses that it had the following securities issued and outstanding as of May 16, 2002:
Common shares	26,357,183
Shares purchase warrants	400,000
Stock options	1,142,500
Common shares fully diluted	27,899,683

3. Directors and Officers:
Directors	Officers
John J. Brown, Director	Andrew F.B. Milligan, President
Sargent H. Berner, Director	John J. Brown, Secretary
Andrew F.B. Milligan, Director
A. Murray Sinclair, Director

STOCKSCAPE.COM TECHNOLOGIES INC.

Quarterly Report

December 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

This discussion should be read in conjunction with, and is qualified by reference to, Stockscape's audited financial statements.

Overview

From incorporation in November 1985 up to its reorganization as an Internet investment research provider in July 1999, Stockscape was primarily involved in the acquisition, exploration, development and mining of precious mineral resource properties in the United States.

Until 1995 Stockscape's principal project was the exploration, development and subsequent production of gold at the Ivanhoe Property near Battle Mountain in Elko County, Nevada. From 1995 through to October 1998 Stockscape's primary focus shifted to the Mineral Ridge Mine in Silver Peak, Nevada.

In August 1997 Stockscape, through its subsidiary Touchstone, which held a 25% interest in the Ivanhoe Property, entered into a joint venture agreement with Great Basin which held a 75% interest in the property. Provisions in the joint venture agreement allowed Stockscape the option of not participating in exploration programs at the cost of dilution of its interest in the project. As Stockscape did not have cash reserves to contribute to the exploration programs on a regular basis, it decided to sell its interest in the Ivanhoe Property to Great Basin. On March 2, 1999 Stockscape entered into an agreement to sell its remaining interest in the Ivanhoe Property by the sale of Touchstone to Great Basin. The sale was completed on June 30, 1999 for 2.75 million Great Basin shares at a deemed price of $1.25 per share and 250,000 share purchase warrants to purchase Great Basin shares at $2.00 per share for one year. The warrants were exercised in 1999 and the shares sold.

Stockscape sold its 100% interest in its remaining mining property, the Yakobi Island Property, on March 16, 2001.

On July 9, 1999 Stockscape changed its name to "Stockcape.com Technologies Inc." and acquired Stockscape Canada. As part of the acquisition of Stockscape Canada, Stockscape acquired Stockscape CCC. On January 10, 2000 Stockscape incorporated Stockscape U.S. In Canada, Stockscape CCC, and in the United States, Stockscape US, conducted Stockscape's public relations business and investor relations marketing activities.

During 2000 Vista discontinued mining operations at the Mineral Ridge Mine and its subsidiary, Mineral Ridge, was placed into bankruptcy. In August 2000, the BLM served notice on Mineral Ridge of non-compliance with the terms of the Reclamation Permit whereupon USF&G, as surety on the US$ 1.64 million reclamation bond, called upon Stockscape, Vista and their respective subsidiaries, as guarantors under the indemnity provisions under the reclamation bond, to advance approximately US$ 800,000 to USF&G to protect it against potential liabilities arising under the bond. In August 2000 USF&G initiated a lawsuit against the various guarantors to compel them to deliver such funds. The lawsuit was settled through Stockscape subscribing for 20 million units of Vista for proceeds of US$ 1,026,000 of which approximately approximately US$800,000 was advanced by Vista to USF&G which, in turn, paid US$1,640,086 to the BLM in performance of its obligations under the reclamation bond. The bond was discharged on April 2, 2002 and the parties mutually consented to the dismissal of the lawsuit.

By an agreement made in September 2001 Stockscape sold the business and operations of Stockscape Canada to Nikolas effective as of June 29, 2001.

Over the past few years, Stockscape has carried on certain investment banking type activities and has invested its funds in a variety of business ventures and investments.

Results of Operations

As a result of the sale of the business of Stockscape Canada in June 2001, revenues from continuing operations for the year ended December 31, 2001 dropped significantly to $139,842 compared with $2,856,472 in 2000 and $1,210,042 in 1999. Operating expenses showed a similar pattern dropping to $532,803 in year 2001 from $5,316,765 (2000) and $2,164,427 (1999).

On a quarterly basis, the first quarter income reflected the growth in business from 2000 to 2001, while the second quarter income of $76,627 in 2001 compared with $710,555 in the previous year illustrated the significant decline in revenues caused by the collapse of demand for information technology services. Revenues of $17,083 in the fourth quarter of 2001 were comprised solely of interest, resulting in net income for the quarter of $13,178.

This termination and sale of Internet operations in mid-year 2001 makes comparison of the results from 2001 with those of previous years, on either annual or quarterly basis, difficult and not meaningful. During 2001 there were no changes in accounting policies which would effect the comparability of financial information.

During 2000 and first quarter 2001, Stockscape continued to develop its website and Internet business despite the collapse of the market for Internet-related stocks and information-technology services. At that time Stockscape's management believed that investors would increasingly rely on the Internet as a vehicle for providing timely investment information. However, the demand for online advertising and related Internet services did not materialize for Stockscape as quickly as was anticipated. The continuing losses during the first half of the year ultimately led to a decision to sell the business of Stockscape Canada.

Stockscape's net loss for the year ended December 31, 2001 was $2,988,669 compared to $2,460,293 for 2000. Of these amounts, $392,961 was attributable to the loss from continuing operations in 2001 compared to $479,735 for the equivalent operations in the previous year.

The revenue applicable to the discontinued operations for 2001 totalled $1,897,339 (2000 - $2,558,696) of which website sales and services represented $280,679 (2000 - $554,633). Since website sales and services provided a considerably higher margin than investor on-line services (sales of $1,603,388 in 2001 compared to $1,998,917 in 2000) the pattern of continuing losses had become evident.

The sale of the Internet and investment information business effective June 29, 2001 gave rise to a loss on disposal of the discontinued operations of $904,711 of which $583,164 was the loss realized on the sale of assets more fully described in Note 7 to Stockscape's financial statements.

General and administrative expenses for 2001 of $532,803 in respect of discontinued operations show a substantial improvement over the previous year's costs of $777,510. Investor relations expenses were reduced to $27,284 (2000 - $225,735) and management, administration, office and salaries totalled $258,346 (2000 - $279,002). The write-down of marketable securities and loss on sale of marketable securities amounted in total to $81,284 compared to a net gain in these categories of $113,510 in 2000.

STOCKSCAPE.COM TECHNOLOGIES INC.

(Formerly Cornucopia Resources Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 1999,

THREE MONTHS ENDED DECEMBER 31, 1998 AND

YEARS ENDED SEPTEMBER 30, 1998 AND 1997

Auditors' Report to the Shareholders

We have audited the consolidated balance sheet of Stockscape.com Technologies Inc. as at December 31, 1999 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and its cash flows for the year ended December 31, 1999, in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States to these consolidated financial statements would have affected total assets and shareholders' equity as at December 31, 1999 and net loss for the year then ended to the extent summarized in note 10 to the consolidated financial statements.

The consolidated financial statements as at December 31, 1998 and for the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 25, 1999.

(signed) "KPMG LLP"

Chartered Accountants

Vancouver, Canada

March 10, 2000

STOCKSCAPE.COM TECHNOLOGIES INC.

(Formerly "Cornucopia Resources Ltd.")

Consolidated Balance Sheets as at December 31

(Expressed in Canadian Dollars unless otherwise stated)

	1999	1998
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 947,369	$ 57,795
Short-term investments	5,847,601	-
Marketable securities	426,039	937
Accounts receivable	73,881	74,742
Prepaid expenses	22,201	8,920
	7,317,091	142,394

LONG-TERM INVESTMENTS (Note 4)	2,656,466	-

CAPITAL ASSETS (Note 5)	348,414	95,314

RESOURCE PROPERTY (Note 6)	1	-

INTANGIBLE ASSETS (Note 5)	11,328	8,270
	$ 10,333,300	$ 245,978

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 262,480	$ 100,506
Unearned revenue	67,257	55,224
	329,737	155,730

LONG-TERM DEBT (Note 7)	-	672,988

SHAREHOLDERS' EQUITY

SHARE SUBSCRIPTIONS	-	200,000

SHARE CAPITAL (Note 8)	11,798,182	57,500

DEFICIT	(1,794,619)	(840,240)
	10,003,563	(582,740)

Nature of operations (Note 1)
Commitments (Note 13)
Subsequent events (Note 15)
	$ 10,333,300	$ 245,978

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors
(signed) "Andrew F.B. Milligan"	(signed) "John J. Brown"
Andrew F.B. Milligan,	John J. Brown
Director	Director

STOCKSCAPE.COM TECHNOLOGIES INC.

(Formerly "Cornucopia Resources Ltd.")

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars unless otherwise stated)

	Year Ended December 31, 1999	Three Months Ended December 31, 1998	Year Ended September 30, 1998	Year Ended September 30, 1997
REVENUE

Web-site sales and service	$ 759,832	$ 68,422	$ 170,157	$ 15,250
Investor on-line services	368,575	-	-	-
Interest	81,635	-	-	-
	1,210,042	68,422	170,157	15,250

COST OF SALES	1,218,486	74,365	337,494	184,758

GROSS LOSS	8,444	5,943	167,337	169,508

GENERAL AND ADMINISTRATIVE EXPENSES

Advertising and promotion	25,008	12,398	48,661	23,948
Depreciation	73,106	-	-	-
Audit and legal fees	127,434	403	18,140	3,361
Bad debt expense	25,101	-	6,657	-
Management and administration fees	261,447	-	-	-
Foreign exchange	6,698	-	-	-
Interest on debt	29,718	18,973	44,479	832
Investor and shareholder relations	131,294	-	-	-
Listing and transfer fees	27,505	-	-	-
Office and miscellaneous	104,686	8,904	42,120	20,506
Salaries, wages and benefits	95,917	36,708	171,961	39,401
Travel	36,552	-	-	-
Loss on disposal of fixed assets	16,042	-	-	-
Gain on sale of marketable securities	(14,573)	-	-	-
	945,935	77,386	332,018	88,048

NET LOSS FOR THE PERIOD	954,379	83,329	499,355	257,556

DEFICIT, BEGINNING OF PERIOD	840,240	756,911	257,556	-

DEFICIT, END OF PERIOD	$ 1,794,619	$ 840,240	$ 756,911	$ 257,556

LOSS PER SHARE	$ 0.06	$ 0.09	$ 0.53	$ 0.27

See accompanying notes to consolidated financial statements.

STOCKSCAPE.COM TECHNOLOGIES INC.

(Formerly "Cornucopia Resources Ltd.")

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars unless otherwise stated)

	Year Ended December 31 1999	Three Months Ended December 31, 1998	Year Ended September 30 1998	Year Ended September 30, 1997
CASH PROVIDED BY (USED FOR)

OPERATIONS

Net loss for the year	$ (954,379)	$ (83,329)	$ (499,355)	$ (257,556)
Items not involving cash
Depreciation	73,106	8,416	35,895	17,539
Loss on disposal of fixed assets	16,042	-	-	-
Interest paid by issuance of shares	21,105	-	-	-
Gain on sale of marketable securities	(14,573)	-	-	-

Changes in non-cash working capital items	(239,801)	(54,822)	137,065	(11,112)
	(1,098,500)	(129,735)	(326,395)	(251,129)
INVESTING

Proceeds on disposal of marketable securities	144,218	-	-	-
Purchase of short-term investments	(5,847,601)	-	-	-
Purchase of capital assets	(343,817)	(2,497)	(59,604)	(92,573)
Proceeds from sale of capital assets	4,200	-	-	-
Purchase of intangible assets	(5,689)	(1,758)	(5,150)	(3,852)
Cash acquired on business combination (Note 3)	36,819	-	-	-
	(6,011,870)	(4,255)	(64,754)	(96,425)
FINANCING

Share subscriptions	-	-	-	200,000
Short-term financing	102,500	-	-	-
Repayment of short-term financing	(177,500)	-	-	-
Private placement proceeds, net of issue costs	1,952,687	-	-	57,500
Proceeds on exercise of Series A Warrants	2,600,000	-	-	-
Proceeds on exercise of Series B Warrants	3,190,100	-	-	-
Proceeds on exercise of options	201,250	-	-	-
Long-term debt (Note 7)	130,907	93,677	488,479	90,832
	7,999,944	93,677	488,479	348,332
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	889,574	(40,313)	97,330	778

CASH AND CASH EQUIVALENTS, Beginning of period	57,795	98,108	778	-

CASH AND CASH EQUIVALENTS, End of period	$ 947,369	$ 57,795	$ 98,108	$ 778

Supplementary information (note 14)

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

During 1999, Stockscape.com Technologies Inc. ("Stockscape" or the "Company"; formerly Cornucopia Resources Ltd.), completed a reorganization and change of principal activity from that of exploration and development of mineral properties to that of providing investment information and services through an internet provider. In March 1999, the Company sold its sole remaining active resource property located on the Carlin Trend in the State of Nevada, USA. Effective July 9, 1999, the Company acquired Stockscape.com Technologies (Canada) Ltd. ("Stockscape Canada"), a privately-held internet research Company which maintains an Internet portal for investors at www.stockscape.com which has been in operation since October 1996 (note 3). Effective July 9, 1999, the Company changed its name to Stockscape.com Technologies Inc. on completion of the business combination with Stockscape Canada.

2. SIGNIFICANT ACCOUNTING PRINCIPLES

(a) Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant differences from those in the United States of America are disclosed in Note 10.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

Effective July 9, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Stockscape Canada. Since the former sole shareholder of Stockscape Canada obtained control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows reflect the results of operations of Stockscape Canada, the legal subsidiary, for the year ended December 31, 1999, combined with those of Stockscape, the legal parent, from July 9, 1999 to December 31, 1999. In addition the comparative figures presented are those of Stockscape Canada.

(b) Revenue Recognition

(i) Revenues from services provided to create web-sites are recognized as the services are provided.

(ii) Revenues from investor on-line services, including web-site maintenance and digital dispatches, are recognized as the services are provided.

2. SIGNIFICANT ACCOUNTING PRINCIPLES, (Continued)

(iv) Unearned revenue arises from cash received in advance of services provided and is recorded as revenue when the services are provided.

(c) Income taxes

Income taxes are accounted for using the deferral method of income tax allocation. Under this method, a provision for deferred income taxes arises as a result of differences in the timing of income recognition for financial statement and income tax purposes.

(d) Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from date of purchase.

(e) Short-term Investments

Short term investments consist of highly liquid investments that have maturity dates greater than three months but less than one year from date of purchase. Short-term investments are recorded at cost which does not materially differ from fair value.

(f) Investments

The Company's investments represent common shares of publicly listed companies and are carried at the lower of cost or market. Investments in common shares which are subject to trading restrictions for the next year are classified as long-term investments.

(g) Translation of Foreign Currencies

The Company's functional and reporting currency is the Canadian dollar. The Company's United States operations conducted during the year are considered to be integrated operations for purposes of foreign currency translation. Amounts stated in United States dollars are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary assets and liabilities are translated at the rate in effect on the date of the transaction; revenues and expenses are translated at average rates during the reporting period. Gains and losses arising from the conversion of foreign currency balances and transactions are reported in income as they occur.

2. SIGNIFICANT ACCOUNTING PRINCIPLES, (Continued)

(h) Capital and Intangible Assets

Capital and intangible assets are stated at cost less accumulated depreciation.

(i) The following fixed assets are depreciated on a declining balance basis at the following rates:

Computer equipment	30%
Office equipment	20%

(ii) Computer software is depreciated on a straight-line basis over twelve months.

(iii) Leasehold improvements are depreciated on a straight-line basis over their three year lease term.

(iv) Trademarks and other organization costs are depreciated on a straight-line basis over five years.

(v) Development and maintenance costs of the corporate web-site are expensed as incurred.

(i) Share Capital

The Company records proceeds from the issuances of common shares net of issue costs. Shares issued for other than cash consideration are valued at the quoted price on the stock exchange on the date the agreement to issue the shares was reached.

The Company has a stock-based compensation plan which is described in note 8(c). No compensation expense is recognized for this plan when stock or stock options are issued to directors or employees. Any consideration paid by directors or employees on exercise of stock options or purchase of stock is credited to share capital.

(j) Financial Instruments

The carrying value of cash, short-term investments, marketable securities, accounts receivable, long-term investments and accounts payable and accrued liabilities approximate fair values due to their short term nature. The fair value of long term investments is disclosed in Note 4.

2. SIGNIFICANT ACCOUNTING PRINCIPLES, (Continued)

(k) Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(l) Loss Per Share

The loss per share is computed using the weighted average number of common shares outstanding during the reporting period. For periods prior to the date of the reverse takeover, the weighted average number of shares equals that proportion of the Stockscape Canada shares issued at the date of transaction times the 10,000,000 common shares issued on the transaction. Fully diluted loss per share is not presented as the effect on basic loss per share would be anti-dilutive.

(m) Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

The Canadian Institute of Chartered Accountants established a new standard for the presentation of cash flows and related information. The Company has adopted the new standard during the year ended December 31, 1999 and has restated the comparative amounts and disclosures to reflect the new standard.

3. BUSINESS COMBINATION

Effective July 9, 1999, Cornucopia Resources Ltd. ("Cornucopia") and Stockscape Canada received all of the necessary approvals to complete their agreements to merge. Cornucopia consolidated its shares, changed its name to Stockscape, and issued 10,000,000 post-consolidation common shares to the sole shareholder of Stockscape Canada in consideration for all of its outstanding common shares on a one for one basis. Since the former sole shareholder of Stockscape Canada obtained control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse takeover and the purchase method of accounting has been applied. Under reverse takeover accounting, Stockscape Canada is considered to have acquired Cornucopia.

3. BUSINESS COMBINATION, (Continued)

Net assets acquired at fair values:

Cash	$ 36,819
Marketable securities	229,465
Non-cash working capital	(476,388)
Long-term investment	2,981,748
Resource property	1
$ 2,771,645

Consideration assigned to common shares issued	$ 2,771,645

Since, for accounting purposes, the continuing entity is deemed to be Stockscape Canada, the share capital of the Company has been reduced by $56,233,689, which amount results in an assigned value to share capital after the transaction equal to that of Stockscape Canada immediately prior to the transaction plus the value assigned to the consideration issued on the transaction.

Supplementary financial information presenting the results of operations and cash flows of Cornucopia for the period from January 1, 1999 to June 30, 1999 is presented below. This information covers the period from the date following its most recent audited financial statements presented to its shareholders to the quarter end immediately prior to the effective combination date.

(a) Consolidated Statement of Operations

Period from January 1 to June 30, 1999
Revenue
Interest	$ 9,788
General and administrative expenses (c)	(677,479)

Loss before the following	(667,691)

Gain on sale of short-term investments	19,950
Gain on sale of subsidiary	217,321

Loss for the period	$ (430,420)

3. BUSINESS COMBINATION, (Continued)

(b) Consolidated Statement of Cash Flows

Period from January 1 to June 30, 1999
Cash provided by (used for)
Operations
Loss for the period	$ (430,420)
Items not involving cash
Depreciation	17,520
Gain on sale of subsidiary	(217,321)
Write-down of resource properties	4
(630,217)

Change in non-cash working capital items	513,690
(116,527)
Decrease in cash	(116,527)

Cash, beginning of period	153,346

Cash, end of period	$ 36,819

(c) Consolidated Schedule of General and Administrative Expenses

Period from January 1 to June 30, 1999

Depreciation	$ 17,520
Audit & legal	171,378
Consulting and management fees	149,522
Foreign Exchange	3,618
Investor and shareholder information	4,638
Listing and transfer fees	133,916
Office and miscellaneous	36,249
Rent	21,586
Salaries, wages and benefits	117,952
Travel	21,100
$ 677,479

3. BUSINESS COMBINATION, (Continued)

(d) Related Party Transactions

During the period from January 1, 1999 to June 30, 1999, Cornucopia paid a total of $108,000 to a company controlled by the president and director of the Company in return for management services. In addition, Cornucopia incurred legal fees of $97,227 to a legal firm of which a director is a partner.

4. Long Term Investments

In June 1999, Cornucopia completed the sale of a subsidiary to Great Basin Gold Ltd., ("Great Basin"). The consideration received for this sale was 2,750,000 common shares and 250,000 share purchase warrants of Great Basin which are exercisable at $2.00 per share for a period of one year from June 30, 1999. The closing market price of the Great Basin common shares on June 30, 1999 was approximately $1.45 per share, ($0.98 US). An additional 25% discount has been applied to the carrying value of these Great Basin common shares to reflect the restrictions placed on their resale and voting rights. The total value attributable to the common shares and purchase warrants was $2,981,748. The material continuing restrictions on the rights attached to these shares are as follows:

(i) The Company is entitled to sell, without restriction, up to 25,000 of the Great Basin shares in any thirty calendar day period or to carry over any or all of that number of shares to the next thirty calendar day period and thereafter for up to four such periods, so that, in effect the Company may sell up to 100,000 Great Basin shares during the last thirty days of a 120 calendar day period.

(ii) Notwithstanding the above, the Company is entitled to sell up to 100,000 Great Basin shares in any thirty calendar day period provided that it first gives to Great Basin the right to cause such shares to be acquired by a person designated by Great Basin at a price at least equal to the five day average closing price of Great Basin's shares on the five trading days before it received such notice, less a 10% discount. If Great Basin does not exercise that right, the Company is free to sell up to 100,000 Great Basin shares for a period of forty-five days.

(iii) Under the terms of the agreement, Great Basin has an assignable right to purchase Great Basin shares in excess of 2,000,000 (fully-diluted) held from time to time by the Company at a price based on the five day average closing price of Great Basin's shares, plus 10%, subject to a minimum price of $1.00 per share. The agreement provides for adjustments to the price in the event that the five day average closing price post-sale is more than a specified percentage of the price paid.

4. Long Term Investments, (Continued)

(iv) The Company has agreed to a voting trust in favour of Great Basin management for a period of two years and has been given representation on the board of directors of Great Basin.

(v) The Company will have the right to participate in future financings of Great Basin in order to maintain its equity interest if so desired.

The market value of the Great Basin common shares at December 31, 1999 was approximately $8,112,500 ($2.95 per share).

5. CAPITAL AND INTANGIBLE ASSETS

		Accumulated	1999	1998
Capital assets	Cost	Depreciation	Net Book Value

Computer equipment	$ 352,349	$ 69,091	$ 283,258	$ 79,599
Computer software	87,234	35,716	51,518	2,200
Office equipment	12,054	3,588	8,466	6,779
Leasehold improvements	13,430	8,258	5,172	6,736
	$ 465,067	$ 116,653	$ 348,414	$ 95,314

		Accumulated	1999	1998
Intangible assets	Cost	Depreciation	Net Book Value

Trademarks	$ 15,192	$ 5,121	$ 10,071	$ 8,270
Organization costs	1,257	-	1,257	-
	$ 16,449	$ 5,121	$ 11,328	$ 8,270

6. RESOURCE PROPERTY

The Company holds an undivided 100% interest in certain mineral claims on the Yakobi Island property located in Southeastern Alaska. This property is carried at a nominal value of $1.

7. LONG-TERM DEBT

As at December 31, 1998, Stockscape Canada had a long-term loan outstanding to its shareholder of $672,988. Additional advances totaling $130,907 were made to Stockscape Canada during 1999. During March, 1999 this loan plus accrued interest charged at 12% per annum totaled $825,000 and was converted into 8,250,000 common shares of Stockscape Canada.

8. SHARE CAPITAL

(a) Authorized

100,000,000 Preferred Shares without par value, with rights to be determined upon issue 200,000,000 Common Shares without par value

During 1999, the Company consolidated its authorized common share capital on a 10 old for 1 new basis and subsequently increased its authorized share capital to its pre consolidation level of 200,000,000 Common Shares

(b) Issued and Outstanding

Stockscape.com Technologies (Canada) Ltd.	Number of Shares	Amount

Balance as at October 1, 1996	-	$ -

Shares issued for cash	950,000	57,500

Balance as at September 30, 1997 and 1998 and December 31, 1998	950,000	57,500

Shares issued for cash subscriptions	800,000	200,000
Shares issued on conversion of debt (Note 7)	8,250,000	825,000

Balance as at June 30, 1999, prior to the arrangement with Cornucopia Resources Ltd. (below and Note 3)	10,000,000	$ 1,082,500

8. SHARE CAPITAL, (Continued)

All of the above outstanding common shares were exchanged into post-consolidation Stockscape common shares on a 1 for 1 basis at time of business combination, (see below).

Stockscape.com Technologies Inc.	Number of Shares	Amount

Balance as at December 31, 1997	38,556,040	$55,805,794
Issued for services	107,500	31,717
Issued for services	150,517	27,378
Issued for cash	2,777,777	368,800

Balance as at December 31, 1998	41,591,834	56,233,689
Consolidation of common shares on a 10 old for 1 new basis	(37,432,651)	-

Balance as at June 30, 1999, prior to business combination	4,159,183	56,233,689

Shares of Stockscape issued in exchange for shares of Stockscape Canada, valued at the fair value of the net tangible assets of Cornucopia prior to the transaction (Note 3)	10,000,000	2,771,645

Adjustment to record business combination
Reduction in book value of the Company's share capital to that of Stockscape Canada (Note 3)	-	(55,151,189)

Balance, after business combination	14,159,183	3,854,145

Issued for cash due to private placement	4,000,000	1,952,687
Issued for cash on exercise of Series A Warrants	4,000,000	2,600,000
Issued for cash on exercise of Series B Warrants	3,358,000	3,190,100
Issued for cash on exercise of Stock Options	402,500	201,250

Balance as at December 31, 1999	25,919,683	$11,798,182

8. SHARE CAPITAL, (Continued)

(c) Stock Options

The Company has adopted a stock option plan that allows it to grant options to its officers, directors, employees and consultants. The exercise price of each option is determined by the board of directors, but may not be less than the market price on the date on which the option is granted. The number of share options granted is determined by the board of directors with the aggregate number of share options granted to any individual not to exceed 5% of the issued and outstanding common shares of the Company. Options have a maximum term of five years and terminate thirty days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. The vesting period of options is determined at the time of granting at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

	Number	Weighted-Average
	of Shares	Exercise Price

Granted during the year	1,410,000	$ 0.54
Exercised	(402,500)	0.50

Outstanding at December 31, 1999	1,007,500	$ 0.56

Exercisable at December 31, 1999	872,500

	Number		Number
	Outstanding at	Remaining	Exercisable at
Exercise	December 31,	Contractual	December 31,
Price	1999	Life	1999

$0.50	872,500	4.5 years	872,500
$0.60 USD	135,000	5 years	-

	1,007,500		872,500

(d) Share Purchase Warrants
Number	Exercise Price	Expiry Date

175,000	$ 2.00	December 31, 2001
400,000	$ 0.50	July 12, 2004
575,000

8. SHARE CAPITAL, (Continued)

(e) Escrowed Shares

The 10,000,000 common shares issued in exchange for Stockscape Canada have been placed in escrow and are not subject to release so long as trading restrictions exist under U.S. securities laws.

9. SEGMENTED INFORMATION

The Company operates in a single operating segment, being the maintenance of an internet portal for investors. At December 31, 1999 all of the Company's material assets were held in Canada.

10. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A description of accounting principles that differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP") follows:

(a) Income taxes

Under the asset and liability method of United States Statement of Financial Accounting Standards No. 109, ("SFAS 109"), deferred income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. There is no effect of adopting the provisions of SFAS 109 on the Company's financial statements as the recognition criteria for deferred tax assets has not been met.

(b) Stock-Based Compensation

The Financial Accounting Standards Board in the U.S. has issued Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation". As permitted by the statement, the Company has elected to continue measuring stock-based compensation costs for employees using the intrinsic value based method of accounting.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the Company to employees and directors approximate market value at the grant date, the Company has determined that the adoption of this accounting policy for U.S. GAAP purposes does not result in a Canadian/U.S. GAAP difference.

10. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (Continued)

(b) Stock-Based Compensation, (Continued)

Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. As the Company has not granted any stock options to non-employees during any of the periods presented, the Company has determined that the adoption of this accounting policy for U.S. GAAP purposes does not result in a Canadian/U.S. GAAP difference.

(c) Investments

Under Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115") the Company's investments in securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported as a net amount in a separate component of shareholders' equity until realized.

Under practices proscribed by the Securities and Exchange Commission, the Company would not apply a 25% discount to the carrying value of the Great Basin equity securities received as consideration for the sale of its wholly-owned subsidiary (Note 4).

(d) Comprehensive Income

The Financial Accounting Standards Board in the U.S. has issued Financial Accounting Board Statement No. 130 ("FAS 130"), "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes all changes in equity during a period except those resulting from transactions and other events and circumstances from owner sources. Under FAS 130, unrealized holding gains and losses on available-for-sale securities would be included as a component of comprehensive income.

(e) New Accounting Standards

Effective for fiscal years beginning after June 15, 2000, the Financial Accounting Standards Board Statement No. 133 ("FAS 133") "Accounting for Derivative Instruments and Hedging Activity" is applicable for U.S. GAAP purposes. FAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. As at December 31, 1999, the Company does not have any derivative instruments and, therefore, believes that the adoption of FAS 133 would not have resulted in a material Canadian/U.S. GAAP difference.

10. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (Continued)

(f) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit are summarized as follows:

	December 31,	December 31,
	1999	1998

Assets under Canadian GAAP	$ 10,333,300	$ 245,978

Adjustment for unrealized holding gain (note 10(c))	4,125,000	-

Adjustment for discount on investments (Note 10(c))	1,005,752	-

Assets under U.S. GAAP	$ 15,464,052	$ 245,978

	December 31,	December 31,
	1999	1998

Shareholders' equity, under Canadian GAAP	$ 10,003,563	$ (582,740)

Adjustment for unrealized holding gain (note 10(c))	4,125,000	-

Shareholders' equity under U.S. GAAP	$ 14,128,563	$ (582,740)

		Three months
	Year ended	ended	Year ended
	December 31,	December 31,	September 30,
	1999	1998	1998

Net loss under U.S. GAAP	$ (954,379)	$ (83,329)	$ (499,355)

Other comprehensive income:
Adjustment for unrealized holding gain (Note 10(c))	4,125,000

Comprehensive income (loss)	$ 3,170,621	$ (83,329)	$ (499,355)

11. INCOME TAXES

The Company has non-capital losses available in Canada of approximately $12.1 million which may be carried forward and applied to reduce future taxable income. If not utilized these losses will expire during the years ended 2000 to 2006.

The Company also has net operating loss carry forwards for United States income tax purposes of approximately $16 million USD which if not utilized to reduce United States taxable income in future periods, expires through 2011. These available tax losses may only be applied to offset future taxable revenues from the Company's current US subsidiaries and to offset specific types of revenues.

The potential tax benefits, if any, relating to these tax losses have not been recorded in the accounts of the Company.

12. RELATED PARTY TRANSACTIONS

The following amounts represent totals paid to related parties of Stockscape.com Technologies Inc. for the period July 1, 1999 to December 31, 1999 and Stockscape Canada for the full calendar year of January 1, 1999 to December 31, 1999.

(a) The Company paid a total of $66,972, (three months ended December 31, 1998 - nil; years ended September 30, 1998 and 1997 - nil), to a company controlled by the president and director of the Company in return for management services.

(b) A Company controlled by the Chief Financial Officer and a director of the Company provides reception, accounting, administrative and management services to the Company. During the year, the Company incurred charges totaling $191,578, (three months ended December 31, 1998 - $14,490; year ended September 30, 1998 - $65,794, year ended September 30, 1997 - $47,306), for these services of which $68,076 was outstanding at year end (1998 - $17,934).

(c) The Company incurred legal fees totaling approximately $23,055, (three months ended December 31, 1998 - nil; years ended September 30, 1998 and 1997 - nil), to a legal firm of which a director is a partner.

(d) The Company paid a total of $6,970, (three months ended December 31, 1998 - nil; years ended September 30, 1998 and 1997 - nil), to company controlled by a director for foreign news release dissemination fees.

12. RELATED PARTY TRANSACTIONS, (Continued)

(e) As at December 1998, Stockscape Canada had an outstanding loan due to its shareholder of $672,988. Additional advances were made by this shareholder totaling $130,907 up to March of 1999. Interest of $21,105 (three months ended December 31, 1998 - $18,973; years ended September 30, 1998 and 1997 - $6,372) was accrued during this period with the entire loan balance then converted into common shares of Stockscape Canada at the option of this shareholder.

Subsequent to the conversion of this shareholder's long term loan, this shareholder made additional short term advances to Stockscape Canada of $102,500. This short-term loan plus accrued interest of $2,790 was repaid in full during the year.

This same related party also made short term advances to Cornucopia before the reverse takeover totaling $75,000 in order to fund its operations. This short term loan plus accrued interest of $2,175 was also repaid in full subsequent to the reserve takeover.

13. COMMITMENTS

The Company has the following commitments relating to lease obligations. The future minimum lease payments are as follows:

Year	Payments
2000	$ 73,046
2001	49,810
2002	4,139
$ 126,995

The Company has the right to purchase certain capital assets outright at 10% of the original purchase price of the assets. This option must be exercised three months before expiry of its corresponding lease.

14. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

Changes in non-cash working capital:

		Three months
	Year ended	ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	1999	1998	1998	1997

Accounts receivable	$ 15,656	$ (45,737)	$ (10,002)	$ (19,940)
Prepaid expenses	2,865	(1,208)	(6,281)	(1,431)
Accounts payable and accrued liabilities	(270,355)	23,923	66,324	10,259
Client deposits	-	(11,926)	11,926	-
Unearned revenue	12,033	(19,874)	75,098	-
	$ (239,801)	$ (54,822)	$ 137,065	$ (11,112)

14. SUPPLEMENTAL CASH FLOW INFORMATION, (Continued)

		Three months
	Year ended	ended	Year ended	Year ended
	December 31,	December 31,	September 30,	September 30,
	1999	1998	1998	1997

Interest paid	$ 8,613	$ 18,973	$44,479	$ 832
Taxes paid	-	-	-	-

Non-cash investing and financing activities:
Shares issued on business combination, net of cash received	2,734,826	-	-	-
Shares issued for prior year's cash subscriptions	200,000	-	-	-
Shares issued on long-term debt conversion	825,000	-	-	-
Marketable securities received in exchange for amounts owing	-	-	937	-

15. SUBSEQUENT EVENTS

(a) Subsequent to December 31, 1999, the Company incorporated a new wholly owned United States operating company, Stockscape Corporate Communication USA, LLC, for the purpose of providing investor on-line services to companies incorporated in the United States.

(b) The Company granted a total of 695,000 stock options to directors, officers and employees. These options have an exercise price of $0.75 USD per option and have an expiry date of January 9, 2005.

(c) The Company issued 362,500 common shares for proceeds of $181,250.

SCHEDULE "I"

PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

Bradstone Equity Partners, Inc.

PROFORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2001

(Unaudited - See Compilation Report)

Compilation Report

To the Board of Directors of

Bradstone Equity Partners, Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Bradstone Equity Partners, Inc. as at December 31, 2001. These pro forma consolidated financial statements have been prepared for inclusion in a Joint Information Circular of Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. dated May 17, 2002. In our opinion, the pro forma consolidated balance sheet has been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada

May 17, 2002

BRADSTONE EQUITY PARTNERS, INC.

PROFORMA CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2001

(Unaudited - See Compilation Report)
	Bradstone Equity Partners, Inc. $	Peruvian Gold Limited $	Glenex Industries Inc. $	Stockscape. com Technologies Inc. $	Proforma Adjustments (Note 2) $		Proforma Bradstone Equity Partners Inc. $
A S S E T S
CURRENT ASSETS
Cash and cash equivalents	76,733	6,765,956	2,875,265	2,731,403	2,343,923	(a)	12,943,280
					(1,600,000)	(b)
					(250,000)	(g)
Marketable securities	-	2,088,947	-	283,389			2,372,336
Amounts receivable and prepaids	-	232,959	23,905	16,820			273,684
Loans and mortgages receivable	-	383,008	657,000	-			1,040,008
	76,733	9,470,870	3,556,170	3,031,612			16,629,308
INVESTMENTS	8,071,236	-	69,800	1,826,877	(2,276,250)	(a)	10,941,981
					1,600,000	(b)
					55,200	(e)
					1,595,118	(f)
RESOURCE PROPERTIES	-	600,000	2	-	(600,000)	(d)	299,830
					299,828	(e)
OTHER ASSETS	-	454,796	179,251	-	(134,631)	(d)	499,416
	8,147,969	10,525,666	3,805,223	4,858,489			28,370,535
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities	218,118	29,164	35,829	85,138			368,249
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL	18,543,469	24,993,211	22,477,596	12,016,932	(15,231,340)	(d)	28,002,286
					(18,353,174)	(e)
					(5,648,463)	(f)
					(250,000)	(g)
					(10,545,945)	(h)
CONTRIBUTED SURPLUS	617,160	-	-	-	(617,160)	(h)	-
DEFICIT	(11,230,778)	(14,496,709)	(18,708,202)	(7,243,581)	67,673	(a)	-
					14,496,709	(d)
					18,708,202	(e)
					7,243,581	(f)
					11,163,105	(h)
	7,929,851	10,496,502	3,769,394	4,773,351			28,002,286
	8,147,969	10,525,666	3,805,223	4,858,489			28,370,535

1. BASIS OF PRESENTATION

The accompanying unaudited proforma consolidated balance sheet of Bradstone Equity Partners, Inc. ("Bradstone") has been prepared for inclusion in the Information Circular of Bradstone, Peruvian Gold Limited ("Peruvian"), Glenex Industries Inc. ("Glenex") and Stockscape.com Technologies Inc. ("Stockscape") relating to an agreement by Bradstone, Peruvian, Glenex and Stockscape to amalgamate under an arrangement (the "Arrangement") and giving effect to the transactions described in Note 2.

The unaudited proforma consolidated balance sheet should be read in conjunction with the audited and unaudited financial statements and other information referred to in the Information Circular. It has been compiled from:

(i) the audited financial statements of Bradstone for the year ended December 31, 2001;

(ii) the audited consolidated financial statements of Peruvian for the year ended December 31, 2001;

(iii) the audited consolidated financial statements of Stockscape for the year ended December 31, 2001; and

(iv) the unaudited consolidated financial statements of Glenex for the nine months ended December 31, 2001.

Completion of the business combination contemplated under the terms of the Information Circular will result in the purchase of Peruvian, Glenex and Stockscape by Bradstone. The unaudited proforma consolidated balance sheet shows the combination of the companies as if it occurred on December 31, 2001.

In the opinion of management of Bradstone, the unaudited proforma consolidated balance sheet includes all the adjustments necessary for fair presentation of the proposed transactions in accordance with Canadian generally accepted accounting principles. The unaudited proforma consolidated balance sheet is not necessarily indicative of the financial position that may be obtained in the future.

2. PROFORMA ADJUSTMENTS WITH RESPECT TO THE ARRANGEMENT

The unaudited proforma consolidated balance sheet gives effect to the acquisition by Bradstone of Peruvian, Glenex and Stockscape pursuant to the terms of the Information Circular as if it occurred on December 31, 2001. The acquisition by Bradstone of Peruvian, Glenex and Stockscape is subject to acceptance by the shareholders of each of the combining companies and regulatory approvals.

The proforma adjustments reflected in the unaudited proforma consolidated balance sheet are as follows:

(a) Bradstone sells all of its investment in the common shares of Peruvian for net proceeds of $2,343,923, recognizing a gain of $67,673.

(b) Stockscape completes a 20 million unit private placement in Vista Gold Corp. ("Vista") at a cost of approximately $1,600,000.

(c) Bradstone shareholders will receive common shares in the share capital of the amalgamated company ("Amalco") on the basis of one Amalco Class A subordinate voting share for each Bradstone Class A subordinate voting share and one Amalco Class B multiple voting share ("Amalco Class B Share") for each Bradstone Class B multiple voting share.

2. PROFORMA ADJUSTMENTS WITH RESPECT TO THE ARRANGEMENT (continued)

(d) Amalco issues 9,761,871 Amalco Class A Shares to purchase of 100% of the common shares of Peruvian, valued at $1.00 per Amalco Class A Share.

For the purposes of the unaudited proforma consolidated balance sheet, the $9,761,871 ascribed to the acquisition of Peruvian has been allocated as follows:
$
Current assets acquired	9,470,870
Plant and equipment acquired	320,165
Current liabilities assumed	(29,164)
9,761,871

(e) Bradstone issues 4,124,422 Amalco Class A Shares to purchase 100% of the common shares of Glenex, alued at $1.00 per Amalco Class A Share.

For purposes of the unaudited proforma consolidated balance sheet, the $4,124,422 ascribed to the acquisition of Glenex has been allocated as follows:
$
Current assets acquired	3,556,170
Investments acquired	125,000
Resource properties	299,830
Other assets acquired	179,251
Current liabilities assumed	(35,829)
4,124,422

(f) Bradstone issues 6,368,469 Amalco Class A Shares to purchase 100% of the common shares of Stockscape, valued at $1.00 per Amalco Class A Share.

For purposes of the unaudited proforma consolidated balance sheet, the $6,368,469 ascribed to the acquisition of Stockscape has been allocated as follows:
$
Current assets acquired	1,431,612
Investments acquired	5,021,995
Current liabilities assumed	(85,138)
6,368,469

2. PROFORMA ADJUSTMENTS WITH RESPECT TO THE ARRANGEMENT (continued)

(g) Costs of approximately 250,000 are incurred for legal, accounting advisory and other costs relating to the Arrangement.

(h) Bradstone completes its capital reduction whereby it reduces its share capital by $11,230,778, an amount equal to its accumulated deficit.

3. PROFORMA SHARE CAPITAL

Bradstone's proforma share capital following the business combination and amalgamation of Bradstone, Peruvian, Glenex and Stockscape is as follows:
Number of Shares
Class A subordinate voting shares
Shares outstanding at December 31, 2001	4,109,690
Amalco Class A Shares issued to shareholders (Note 2)	20,254,762
24,364,452
Class B multiple voting shares	4,067,766

SCHEDULE "J"

ARRANGEMENT AGREEMENT WITH ATTACHED Plan of Arrangement

RESTATED ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of April 5, 2002

AMONG

PERUVIAN GOLD LIMITED
a corporation existing under the laws
of the Province of British Columbia

(hereinafter referred to as "Peruvian")

OF THE FIRST PART

AND

GLENEX INDUSTRIES INC.
a corporation existing under the laws
of the Province of British Columbia

(hereinafter referred to as "Glenex")

OF THE SECOND PART

AND

STOCKSCAPE.COM TECHNOLOGIES INC.
a corporation existing under the laws
of the Province of British Columbia

(hereinafter referred to as "Stockscape")

OF THE THIRD PART

AND

BRADSTONE EQUITY PARTNERS, INC.
a corporation existing under the laws
of the Province of Alberta

(hereinafter referred to as "Bradstone")

OF THE FOURTH PART

WHEREAS:

A. Each of Peruvian, Glenex, Stockscape and Bradstone intends to propose to its shareholders an arrangement under Section 252 of the BC Act on the terms of the Plan of Arrangement annexed hereto as Exhibit I; and

B. It is proposed that Bradstone, Peruvian, Glenex and Stockscape will be amalgamated to form Amalco and the Accumulated Deficit of Amalco will be eliminated pursuant to the Plan of Arrangement as provided for herein.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE ONE

Interpretation

Definitions

1.01 In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

(a) "Accumulated Deficit of Amalco" means the amount of the deficit of Amalco as determined in accordance with applicable Canadian generally accepted accounting principles;

(b) "Agreement" means this Restated Arrangement Agreement made as of April 5, 2002 among Peruvian, Glenex, Stockscape and Bradstone, including the exhibits and appendices thereto, as the same may be supplemented or amended from time to time;

(c) "Alberta Act" means the Business Corporations Act (Alberta) S.A. 1981, c. B-15, as amended;

(d) "Amalco" means the amalgamated company resulting from the amalgamation of Bradstone, Peruvian, Glenex and Stockscape pursuant to the Arrangement;

(e) "Amalco Class A Shares" means the Class "A" Subordinate Voting Shares without par value of Amalco, which will be issuable under the Arrangement to holders of Bradstone Class A Shares, Peruvian Shares, Glenex Shares and Stockscape Shares;

(f) "Amalco Class B Shares" means the Class "B" Multiple Voting Shares without par value of Amalco, which will be issuable under the Arrangement to holders of Bradstone Class B Shares.

(g) "Amalco Shares" means collectively, the Amalco Class A Shares and the Amalco Class B Shares;

(h) "Arrangement" means an arrangement under the provisions of Section 252 of the BC Act, on the terms and conditions set forth in the Plan of Arrangement;

(i) "BC Act" means the Company Act, R.S.B.C. 1996, c. 62, as amended;

(j) "Bradstone" means Bradstone Equity Partners, Inc. a company existing under the laws of the Province of Alberta;

(k) "Bradstone Meeting" means the annual and special general meeting of holders of Bradstone Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(h) "Bradstone Class A Shares" means the Class A Subordinate Voting Shares without par value of Bradstone;

(i) "Bradstone Class B Shares" means the Class B Multiple Voting Shares without par value of Bradstone;

(j) "Bradstone Shares" means collectively, the Bradstone Class A Shares and the Bradstone Class B Shares;

(k) "Continuance" means the proposed continuance of Bradstone's jurisdiction of incorporation from Alberta under section 182 of the Alberta Act to the Province of British Columbia under section 36 of the BC Act.

(l) "Court" means the Supreme Court of British Columbia;

(m) "Director" means the "director" as defined in the Alberta Act;

(n) "Effective Date" means the date upon which the Final Order is accepted for filing by the Registrar under the BC Act giving effect to the Arrangement;

(o) "Final Order" means the final order of the Court approving the Arrangement;

(p) "Glenex" means Glenex Industries Inc., a company existing under the laws of the Province of British Columbia;

(q) "Glenex Meeting" means the extraordinary general meeting of holders of Glenex Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(r) "Glenex Shares" means the common shares without par value of Glenex;

(s) "Interim Order" means the order of the Court pursuant to the application therefor contemplated by Section 3.05 of the Agreement;

(t) "Meetings" means the Bradstone Meeting, the Glenex Meeting, the Peruvian Meeting and the Stockscape Meeting;

(u) "Peruvian" means Peruvian Gold Limited, a company existing under the laws of the Province of British Columbia;

(v) "Peruvian Meeting" means the annual and extraordinary general meeting of holders of Peruvian Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(w) "Peruvian Shares" means the common shares without par value of Peruvian;

(x) "Plan of Arrangement" means this plan of arrangement and any amendment or variation thereto made in accordance with Section 5.01 of the Agreement;

(y) "Registrar" means the "registrar" as defined in the BC Act;

(z) "Shareholder" or "holder of shares" means "member" as defined in the BC Act or "shareholder" as defined in the Alberta Act;

(aa) "Stockscape" means Stockscape.com Technologies Inc., a company existing under the laws of the Province of British Columbia;

(bb) "Stockscape Meeting" means the annual and extraordinary general meeting of holders of Stockscape Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things; and

(cc) "Stockscape Shares" means the common shares without par value of Stockscape.

Headings

1.02 The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article or Section hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

Number

1.03 In this Agreement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

Date of Any Action

1.04 If any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

Entire Agreement

1.05 This Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

ARTICLE TWO

REPRESENTATIONS AND WARRANTIES

Representations and Warranties of Bradstone

2.01 As at the date of the Information Circular and as at the Effective Date, Bradstone represents and warrants to and in favour of each of the other parties hereto as follows and acknowledges that the other parties hereto are relying upon such representations and warranties in connection with the transactions contemplated herein;

(a) each of Bradstone and its subsidiaries, if any, is a company duly organized, validly existing and in good standing with respect to all filings required under applicable law to maintain its corporate existence, has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not material) and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b) the authorized capital of Bradstone consists of an unlimited number of Class A Shares, an unlimited number of Class B Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares without par value, of which as at the date of the Information Circular 4,109,690 Bradstone Class A Shares and 4,067,766 Bradstone Class B Shares and no First Preferred Shares or Second Preferred Shares will be issued and outstanding as fully paid and non-assessable and options to purchase 250,000 Bradstone Class A Shares at an exercise price of $1.41 per share until September 18, 2002 will be issued and outstanding;

(c) except as described in the Information Circular, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature) for the purchase or issue of or conversion into any of the unissued shares of Bradstone or any unissued securities of Bradstone;

(d) the audited consolidated financial statements of Bradstone for the year ended December 31, 2001 contained in the Information Circular present fairly the consolidated financial position of Bradstone at the relevant dates and the results of its operations and the changes in its consolidated financial position for the periods indicated in the said statements and have been prepared in accordance with accounting principles generally accepted in Canada consistently applied including all amounts written off for prior periods as set out therein;

(e) except as disclosed in the Information Circular, there has been no material adverse change in the business or condition, financial or otherwise, of Bradstone from that shown in the financial statements referred to in paragraph (d) of this Section 2.01;

(f) the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i) result in the breach or violate any term or provision of the constating documents of Bradstone; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Bradstone is a party or by which it is bound or to which any property of Bradstone is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Bradstone under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii) violate any provision or law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Bradstone;

(g) the execution and delivery of this Agreement has been or by the date of the Information Circular will have been duly approved by the board of directors of Bradstone;

(h) except as disclosed in the Information Circular, there are no agreements, covenants, undertakings or other commitments of Bradstone, including partnerships or joint ventures of which it is a partner or member, under which the consummation of the Arrangement would:

(i) have the effect of imposing restrictions or obligations on Bradstone materially greater than those imposed upon Bradstone or any such partnership or joint venture at the date hereof; or

(ii) give a third party a right to terminate any material agreement to which Bradstone or any such partnership or joint venture is a party or to purchase any of their respective assets; or

(iii) impose material restrictions on the ability of Bradstone to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status; or

(iv) impose material restrictions on the ability of Bradstone to pay any dividends or make other distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(i) the description of the business of Bradstone, its financial condition, assets and properties in the Information Circular will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(j) Bradstone has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement except as disclosed in the Information Circular;

(k) except as disclosed in the Information Circular, there are no actions, suits, proceedings or investigations commenced or threatened, or to the knowledge of Bradstone contemplated, against or affecting Bradstone or before or by any person or before any arbitrator of any kind which would prevent or hinder the consummation of the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Bradstone;

(l) there are no known or anticipated material liabilities of Bradstone of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Bradstone is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in paragraph (d) of this Section 2.01 or to be reflected in the Information Circular or incurred in the ordinary course of business;

(m) except as disclosed in the Information Circular, Bradstone has no subsidiaries and does not at present own shares in and is not a party to any agreement of any nature to acquire any shares in any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations;

(n) to the best of its knowledge, the corporate records and minute books of Bradstone as required to be maintained by it under the laws of its jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(o) Bradstone owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would have a materially adverse effect on the property or assets of Bradstone except as disclosed in the Information Circular;

(p) to the best of its knowledge, Bradstone has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Bradstone; there are no actions, suits, proceedings, investigations or claims commenced or threatened or to the knowledge of Bradstone, contemplated against Bradstone in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(q) to the best of its knowledge, Bradstone has withheld from each payment made to all of its current and former officers, directors and employees, the amount of all taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the proper tax and other receiving officers within the time required under any applicable tax legislation;

(r) the common shares of Bradstone are at present listed, posted and called for trading on the TSE and on no other stock exchange;

(s) to the best of its knowledge, Bradstone is a reporting issuer in each of the provinces of Canada set out in the Information Circular, has not been the subject of a cease trade order or investigation under the securities legislation in those provinces, has not been the subject of any investigation by the TSE or any other regulatory or administrative authority or body, is current with all filings required to be made under the securities legislation in those provinces and is not aware of any deficiencies in the filing of any documents or reports with the TSE or with the securities commissions or similar authorities in each of those jurisdictions that would cause it to be placed on the defaulting reporting issuers list maintained in those jurisdictions; and

(t) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

Representations and Warranties of Peruvian

2.02 As at the date of the Information Circular and as at the Effective Date, Peruvian represents and warrants to and in favour of each of the other parties hereto as follows and acknowledges that the other parties hereto are relying upon such representations and warranties in connection with the transactions contemplated herein:

(a) each of Peruvian and its subsidiaries, if any, is a company duly organized, validly existing and in good standing with respect to all filings required under applicable law to maintain its corporate existence, has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b) the authorized capital of Peruvian consists of 100,000,000 Peruvian Shares, of which as at the date of the Information Circular, 16,747,466 Peruvian Shares will be issued and outstanding as fully paid and non-assessable and options to purchase 991,500 Peruvian Shares at exercise prices ranging from $0.45 to $0.70 per share with expiry dates ranging from April 14, 2002 to March 4, 2007 will be issued and outstanding;

(c) except as disclosed in the Information Circular, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued shares of Peruvian or any unissued securities of Peruvian;

(d) the consolidated financial statements of Peruvian contained in the Information Circular present fairly the financial position of Peruvian at the relevant dates and the results of its operations and the changes in its cash flows for the periods indicated in the said statements and have been prepared in accordance with accounting principles generally accepted in Canada;

(e) except as disclosed in the Information Circular, there has been no material adverse change in the business or condition, financial or otherwise, of Peruvian from that shown in the financial statements referred to in paragraph (d) of this Section 2.02;

(f) the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i) result in the breach or violate any term or provision of the constating documents of Peruvian; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Peruvian is a party or by which it is bound or to which any property of Peruvian is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Peruvian under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Peruvian;

(g) the execution and delivery of this Agreement has been or by the date of the Information Circular will have been duly approved by the board of directors of Peruvian;

(h) except as disclosed in the Information Circular, there are no agreements, covenants, undertakings or other commitments of Peruvian, including partnerships or joint ventures of which it is a partner or member, under which the consummation of the Arrangement would:

(i) have the effect of imposing restrictions or obligations on Peruvian materially greater than those imposed upon Peruvian or any such partnership or joint venture at the date hereof;

(ii) give a third party a right to terminate any material agreement to which Peruvian or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii) impose material restrictions on the ability of Peruvian to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status; or

(iv) impose material restrictions on the ability of Peruvian to pay dividends or make distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(i) the description of the business of Peruvian, its financial condition, assets and properties in the Information Circular will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(j) Peruvian has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement except as disclosed in the Information Circular;

(k) except as disclosed in the Information Circular, there are no actions, suits, proceedings or investigations commenced or threatened, or to the knowledge of Peruvian contemplated, against or affecting Peruvian or before or by any person or before any arbitrator of any kind which would prevent or hinder the consummation of the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Peruvian;

(l) there are no known or anticipated material liabilities of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Peruvian is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in paragraph (d) of this Section 2.02 or to be reflected in the Information Circular or incurred in the ordinary course of business;

(m) except as disclosed in the Information Circular, Peruvian has no subsidiaries and does not at present own shares in and is not a party to any agreement of any nature to acquire any shares in any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations;

(n) to the best of its knowledge, the corporate records and minute books of Peruvian as required to be maintained by it under the laws of its jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(o) Peruvian owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would have a materially adverse effect on the property or assets of Peruvian except as disclosed in the Information Circular;

(p) to the best of its knowledge, Peruvian has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Peruvian; there are no actions, suits, proceedings, investigations or claims commenced or threatened or to the knowledge of Peruvian, contemplated against Peruvian in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(q) to the best of its knowledge, Peruvian has withheld from each payment made to all of its current and former officers, directors and employees the amount of all taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the proper tax and other receiving officers within the time required under any applicable tax legislation;

(r) the common shares of Peruvian are at present listed, posted and called for trading on the CDNX and on no other stock exchange;

(s) to the best of its knowledge, Peruvian is a reporting issuer in each of the provinces of Canada set out in the Information Circular, has not been the subject of a cease trade order or investigation under the securities legislation in those provinces, has not been the subject of any investigation by the CDNX or any other regulatory or administrative authority or body, is current with all filings required to be made under the securities legislation in those provinces and is not aware of any deficiencies in the filing of any documents or reports with the CDNX or with the securities commissions or similar authorities in each of those jurisdictions that would cause it to be placed on the defaulting reporting issuers list maintained in those jurisdictions; and

(t) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

Representations and Warranties of Glenex

2.03 As at the date of the Information Circular and as at the Effective Date, Glenex represents and warrants to and in favour of each of the other parties hereto as follows and acknowledges that the other parties hereto are relying upon such representations and warranties in connection with the transactions contemplated herein:

(a) each of Glenex and its subsidiaries, if any, is a company duly organized, validly existing and in good standing with respect to all filings required under applicable law to maintain its corporate existence, has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b) the authorized capital of Glenex consists of 100,000,000 Glenex Shares, of which as at the date of Information Circular, 9,354,189 Glenex Shares will be issued and outstanding as fully paid and non-assessable and options to purchase 225,000 Glenex Shares at an exercise price of $0.25 per share with expiry dates ranging from July 2002 to September 2007 will be outstanding;

(c) except as disclosed in the Information Circular, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued shares of Glenex or any unissued securities of Glenex;

(d) the financial statements of Glenex contained in the Information Circular present fairly the financial position of Glenex at the relevant dates and the results of its operations and the changes in its cash flows for the periods indicated in the said statements and have been prepared in accordance with accounting principles generally accepted in Canada;

(e) except as disclosed in the Information Circular, there has been no material adverse change in the business or condition, financial or otherwise, of Glenex from that shown in the financial statements referred to in paragraph (d) of this Section 2.03;

(f) the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i) result in the breach or violate any term or provision of the constating documents of Glenex; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Glenex is a party or by which it is bound or to which any property of Glenex is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Glenex under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Glenex;

(g) the execution and delivery of this Agreement has been or by the date of the Information Circular will have been duly approved by the board of directors of Glenex;

(h) except as disclosed in the Information Circular, there are no agreements, covenants, undertakings or other commitments of Glenex, including partnerships or joint ventures of which it is a partner or member, under which the consummation of the Arrangement would:

(i) have the effect of imposing restrictions or obligations on Glenex materially greater than those imposed upon Glenex or any such partnership or joint venture at the date hereof;

(ii) give a third party a right to terminate any material agreement to which Glenex or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii) impose material restrictions on the ability of Glenex to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status; or

(iv) impose material restrictions on the ability of Glenex to pay dividends or make distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(i) the description of the business of Glenex, its financial condition, assets and properties in the Information Circular will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(j) Glenex has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement except as disclosed in the Information Circular;

(k) except as disclosed in the Information Circular, there are no actions, suits, proceedings or investigations commenced or threatened, or to the knowledge of Glenex contemplated, against or affecting Glenex or before or by any person or before any arbitrator of any kind which would prevent or hinder the consummation of the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Glenex;

(l) there are no known or anticipated material liabilities of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Glenex is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in paragraph (d) of this Section 2.03 or to be reflected in the Information Circular or incurred in the ordinary course of business;

(m) except as disclosed in the Information Circular, Glenex has no subsidiaries and does not at present own shares in and is not a party to any agreement of any nature to acquire any shares in any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations;

(n) to the best of its knowledge, the corporate records and minute books of Glenex as required to be maintained by it under the laws of its jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(o) Glenex owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would have a materially adverse effect on the property or assets of Glenex except as disclosed in the Information Circular;

(p) to the best of its knowledge, Glenex has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Glenex; there are no actions, suits, proceedings, investigations or claims commenced or threatened or to the knowledge of Glenex, contemplated against Glenex in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(q) to the best of its knowledge, Glenex has withheld from each payment made to all of its current and former officers, directors and employees the amount of all taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the proper tax and other receiving officers within the time required under any applicable tax legislation;

(r) the common shares of Glenex are at present listed, posted and called for trading on the CDNX and on no other stock exchange;

(s) to the best of its knowledge, Glenex is a reporting issuer in each of the provinces of Canada set out in the Information Circular, has not been the subject of a cease trade order or investigation under the securities legislation in those provinces, has not been the subject of any investigation by the CDNX or any other regulatory or administrative authority or body, is current with all filings required to be made under the securities legislation in those provinces and is not aware of any deficiencies in the filing of any documents or reports with the CDNX or with the securities commissions or similar authorities in each of those jurisdictions that would cause it to be placed on the defaulting reporting issuers list maintained in those jurisdictions; and

(t) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

Representations and Warranties of Stockscape

2.04 As at the date of the Information Circular and as at the Effective Date, Stockscape represents and warrants to and in favour of each of the other parties hereto as follows and acknowledges that the other parties hereto are relying upon such representations and warranties in connection with the transactions contemplated herein:

(a) each of Stockscape and its subsidiaries, if any, is a company duly organized, validly existing and in good standing with respect to all filings required under applicable law to maintain its corporate existence, has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b) the authorized capital of Stockscape consists of 200,000,000 Stockscape Shares and 100,000,000 Preferred shares without par value, issuable in series, of which as at the date of Information Circular, 26,357,183 Stockscape Shares and no Preferred Shares will be issued and outstanding as fully paid and non-assessable and options to purchase 1,142,500 Stockscape Shares at exercise prices ranging from Cdn$0.50 to US$0.50 per share with expiry dates ranging from December 31, 2002 to January 9, 2005 and warrants to purchase 400,000 Stockscape Shares at an exercise price of Cdn$0.50 per share until June 30, 2003 will be issued and outstanding;

(c) except as disclosed in the Information Circular, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued shares of Stockscape or any unissued securities of Stockscape;

(d) the financial statements of Stockscape contained in the Information Circular present fairly the financial position of Stockscape at the relevant dates and the results of its operations and the changes in its cash flows for the periods indicated in the said statements and have been prepared in accordance with accounting principles generally accepted in Canada;

(e) except as disclosed in the Information Circular, there has been no material adverse change in the business or condition, financial or otherwise, of Stockscape from that shown in the financial statements referred to in paragraph (d) of this Section 2.04;

(f) the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i) result in the breach or violate any term or provision of the constating documents of Stockscape; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Stockscape is a party or by which it is bound or to which any property of Stockscape is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Stockscape under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Stockscape;

(g) the execution and delivery of this Agreement has been or by the date of the Information Circular will have been duly approved by the board of directors of Stockscape;

(h) except as disclosed in the Information Circular, there are no agreements, covenants, undertakings or other commitments of Stockscape, including partnerships or joint ventures of which it is a partner or member, under which the consummation of the Arrangement would:

(i) have the effect of imposing restrictions or obligations on Stockscape materially greater than those imposed upon Stockscape or any such partnership or joint venture at the date hereof;

(ii) give a third party a right to terminate any material agreement to which Stockscape or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii) impose material restrictions on the ability of Stockscape to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status; or

(iv) impose material restrictions on the ability of Stockscape to pay dividends or make distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(i) the description of the business of Stockscape, its financial condition, assets and properties in the Information Circular will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(j) Stockscape has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement except as disclosed in the Information Circular;

(k) except as disclosed in the Information Circular, there are no actions, suits, proceedings or investigations commenced or threatened, or to the knowledge of Stockscape contemplated, against or affecting Stockscape or before or by any person or before any arbitrator of any kind which would prevent or hinder the consummation of the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Stockscape;

(l) there are no known or anticipated material liabilities of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Stockscape is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in paragraph (d) of this Section 2.04 or to be reflected in the Information Circular or incurred in the ordinary course of business;

(m) except as disclosed in the Information Circular, Stockscape has no subsidiaries and does not at present own shares in and is not a party to any agreement of any nature to acquire any shares in any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations;

(n) to the best of its knowledge, the corporate records and minute books of Stockscape as required to be maintained by it under the laws of its jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(o) Stockscape owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would have a materially adverse effect on the property or assets of Stockscape except as disclosed in the Information Circular;

(p) to the best of its knowledge, Stockscape has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Stockscape; there are no actions, suits, proceedings, investigations or claims commenced or threatened or to the knowledge of Stockscape, contemplated against Stockscape in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(q) to the best of its knowledge, Stockscape has withheld from each payment made to all of its current and former officers, directors and employees, the amount of all taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the proper tax and other receiving officers within the time required under any applicable tax legislation;

(r) the common shares of Stockscape are at present quoted on the OTCBB and on no other stock exchange;

(s) to the best of its knowledge, Stockscape is a reporting issuer in each of the provinces of Canada set out in the Information Circular, is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission (the "SEC") in accordance therewith, has not been the subject of a cease trade order or investigation under the securities legislation in those provinces or the SEC, has not been the subject of any investigation by the OTCBB or any other regulatory or administrative authority or body, is current with all filings required to be made under the securities legislation in those provinces and is not aware of any deficiencies in the filing of any documents or reports with the OTCBB or with the securities commissions or similar authorities in each of those jurisdictions that would cause it to be placed on the defaulting reporting issuers list maintained in those jurisdictions; and

(t) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

ARTICLE THREE

Covenants

Covenants of Bradstone

3.01 Bradstone hereby covenants and agrees as follows:

(a) until the Effective Date, Bradstone will carry on its business in the ordinary course, except as otherwise contemplated in this Agreement or in the Information Circular;

(b) until the Effective Date, Bradstone will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or in the Information Circular or as consented to by the other parties, and, without limiting the generality of the foregoing, Bradstone will not, and will not permit any of its subsidiaries to:

(i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of Bradstone's shareholders;

(ii) issue any of its shares or other securities convertible into shares or enter into any commitment or agreement therefor, other than those described in the Information Circular; or

(iii) make any payment to any director, officer or employee except pursuant to existing employment arrangements;

(c) Bradstone shall, in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required in accordance with applicable law and mail the same to its shareholders in accordance with applicable law;

(d) Bradstone shall not alter or amend its constating documents as the same exist at the date of this Agreement except as may be required to give effect to the Plan of Arrangement;

(e) except as contemplated in the Information Circular or otherwise consented to in writing by the other parties, Bradstone shall not, until the Effective Date, engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability other than in the ordinary course of its business, as presently conducted;

(f) Bradstone shall furnish to the other parties such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Bradstone as may reasonably be requested by other parties, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(g) Bradstone shall ensure that the information and consolidated financial statements related to Bradstone and provided by Bradstone and contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of other parties for the Meetings shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(h) Bradstone shall do all such other acts and things as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, Bradstone shall use its best efforts to apply for and obtain such consents, orders or approvals as counsel for Bradstone may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.01 hereof and to sell as soon as practicable all or substantially all of its holdings of Peruvian Shares as contemplated by Section 4.01(n) hereof.

Covenants of Peruvian

3.02 Peruvian hereby covenants and agrees as follows:

(a) until the Effective Date, Peruvian will carry on its business in the ordinary course, except as otherwise contemplated in this Agreement or in the Information Circular;

(b) until the Effective Date, Peruvian will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or in the Information Circular or as consented to by the other parties, and, without limiting the generality of the foregoing, Peruvian will not, and will not permit any of its subsidiaries to:

(i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of Peruvian's shareholders;

(ii) issue any of its shares or other securities convertible into shares or enter into any commitment or agreement therefor, other than those described in the Information Circular; or

(iii) make any payment to any director, officer or employee except pursuant to existing employment arrangements;

(c) Peruvian shall, in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required in accordance with applicable law and mail the same to its shareholders in accordance with applicable law;

(d) Peruvian shall not alter or amend its constating documents as the same exist at the date of this Agreement;

(e) except as contemplated in the Information Circular or otherwise consented to in writing by the other parties, Peruvian shall not, until the Effective Date, engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability other than in the ordinary course of its business, as presently conducted;

(f) Peruvian shall furnish to the other parties such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Peruvian as may reasonably be requested by other parties, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(g) Peruvian shall ensure that the information and consolidated financial statements related to Peruvian and provided by Peruvian and contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of other parties for the Meetings shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(h) Peruvian shall do all such other acts and things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, Peruvian shall:

(i) use its best efforts to apply for and obtain the Interim and the Final Order as provided in Section 3.05 hereof; and

(ii) use its best efforts to apply for and obtain such other consents, orders or approvals as counsel for Peruvian may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.01 hereof.

Covenants of Glenex

3.03 Glenex hereby covenants and agrees as follows:

(a) until the Effective Date, Glenex will carry on its business in the ordinary course, except as otherwise contemplated in this Agreement or in the Information Circular;

(b) until the Effective Date, Glenex will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or in the Information Circular or as consented to by the other parties, and, without limiting the generality of the foregoing, Glenex will not, and will not permit any of its subsidiaries to:

(i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of Glenex's shareholders;

(ii) issue any of its shares or other securities convertible into shares or enter into any commitment or agreement therefor, other than those described in the Information Circular; or

(iii) make any payment to any director, officer or employee except pursuant to existing employment arrangements;

(c) Glenex shall, in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required in accordance with applicable law and mail the same to its shareholders in accordance with applicable law;

(d) Glenex shall not alter or amend its constating documents as the same exist at the date of this Agreement;

(e) except as contemplated in the Information Circular or otherwise consented to in writing by the other parties, Glenex shall not, until the Effective Date, engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability other than in the ordinary course of its business, as presently conducted;

(f) Glenex shall furnish to the other parties such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Glenex as may reasonably be requested by other parties, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(g) Glenex shall ensure that the information and consolidated financial statements related to Glenex and provided by Glenex and contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of other parties for the Meetings shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(h) Glenex shall do all such other acts and things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, Glenex shall:

(i) use its best efforts to apply for and obtain the Interim and the Final Order as provided in Section 3.05 hereof; and

(ii) use its best efforts to apply for and obtain such other consents, orders or approvals as counsel for Glenex may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.01 hereof.

Covenants of Stockscape

3.04 Stockscape hereby covenants and agrees as follows:

(a) until the Effective Date, Stockscape will carry on its business in the ordinary course, except as otherwise contemplated in this Agreement or in the Information Circular;

(b) until the Effective Date, Stockscape will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or in the Information Circular or as consented to by the other parties, and, without limiting the generality of the foregoing, Stockscape will not, and will not permit any of its subsidiaries to:

(i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of Stockscape's shareholders;

(ii) issue any of its shares or other securities convertible into shares or enter into any commitment or agreement therefor, other than those described in the Information Circular; or

(iii) make any payment to any director, officer or employee except pursuant to existing employment arrangements;

(c) Stockscape shall, in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required in accordance with applicable law and mail the same to its shareholders in accordance with applicable law;

(d) Stockscape shall not alter or amend its constating documents as the same exist at the date of this Agreement;

(e) except as contemplated in the Information Circular or otherwise consented to in writing by the other parties, Stockscape shall not, until the Effective Date, engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability other than in the ordinary course of its business, as presently conducted;

(f) Stockscape shall furnish to the other parties such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Stockscape as may reasonably be requested by other parties, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(g) Stockscape shall ensure that the information and consolidated financial statements related to Stockscape and provided by Stockscape and contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of other parties for the Meetings shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(h) Stockscape shall do all such other acts and things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, Stockscape shall:

(i) use its best efforts to apply for and obtain the Interim and the Final Order as provided in Section 3.05 hereof; and

(ii) use its best efforts to apply for and obtain such other consents, orders or approvals as counsel for Stockscape may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.01 hereof.

Interim Order and Final Order

3.05 The parties hereto shall jointly, as soon as reasonably practicable, apply to the Court pursuant to Section 252 of the BC Act for the Interim Order providing for, among other things, the calling and holding the Bradstone Meeting, the Peruvian Meeting, the Glenex Meeting and the Stockscape Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement. If the approval of the Arrangement as set forth in the Interim Order is obtained, thereafter the parties hereto shall jointly take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct and, as soon as practicable thereafter, and subject to compliance with any other conditions provided for in Article Four hereof, the parties hereto shall file, pursuant to Subsection 252(3) of the Act, a certified copy of the Final Order and all other necessary documents to give effect to the Arrangement.

ARTICLE FOUR

Conditions

Mutual Conditions Precedent

4.01 The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement and to file the documents required to give effect to the Arrangement shall be subject to satisfaction of the following conditions, any of which (except for those provided for in Subsections 4.01 (a), (b), (c), (d), (e), (f) and (h)) may be waived by any party hereto in whole or in part without prejudice to such party's right to rely on any other of them:

(a) the Arrangement shall have been approved and adopted at the Bradstone Meeting, the Peruvian Meeting, the Glenex Meeting and the Stockscape Meeting in accordance with the Interim Order and the Arrangement shall have otherwise been approved and adopted by the requisite majorities of persons entitled or required to vote thereon as determined by the Court;

(b) the Interim Order and Final Order shall have been obtained from the Court;

(c) the Continuance shall have been authorized by the Director under the Alberta Act and all necessary documents to effect the Continuance on or before the Effective Date shall have been accepted for filing by the Registrar of Companies for British Columbia;

(d) the TSX and the CDNX shall have accepted the Arrangement and the TSE shall have conditionally approved the listing thereon and the NASD shall have approved the quotation of the Amalco Shares to be issued and issuable pursuant to the Arrangement and the Amalco Shares, if required, subject to compliance with the usual requirements of the TSE and the NASD;

(e) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(f) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement or the Arrangement;

(g) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

(h) each of Bradstone, Peruvian, Glenex and Stockscape shall have received opinions of tax counsel confirming the Canadian tax consequences of the Arrangement as described in the Information Circular;

(i) the issue of the Amalco Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit such Shares to be issued as fully paid and non-assessable and will be exempt from the registration requirements of the United States Securities Act of 1933 ("1933 Act") and the registration and prospectus requirements of applicable securities laws in each of the Provinces of Canada in which holders of Peruvian Shares, Glenex Shares and Stockscape Shares are resident;

(j) dissent rights shall not have been exercised prior to the Effective Date by holders of Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares in respect of Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares representing in the aggregate 2% or more of the total number of Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares as the case may be, outstanding at such time;

(k) the representations and warranties of each of the other parties as set out in this Agreement shall be true and correct on and as of the Effective Date as if they were made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement and except for any failures or breaches of representations or warranties which would not have a material adverse affect on the business, assets, financial condition or results of operations of the subject party or parties and its or their subsidiaries, if any, taken as a whole;

(l) opinions as to the fairness of the terms of the Arrangement from a financial point of view to the shareholders of Bradstone, Peruvian, Glenex and Stockscape, respectively, shall have been delivered prior to the date of mailing of the Information Circular, and such opinions shall be with content and in form acceptable to the boards of directors of each of Bradstone, Peruvian, Glenex and Stockscape and shall not have been withdrawn prior to the Effective Date;

(l) the number of directors of Bradstone shall have been increased to seven (7) comprised of Robert G. Atkinson, Brian E. Bayley, Gordon D. Ewart, Edward Mercaldo, A. Murray Sinclair, Andrew F.B. Milligan and John J. Fleming;

(n) Bradstone shall have sold on or prior to the Effective Date all or substantially all of its holdings of Peruvian Shares to a bona fide third party purchaser for the most favourable sale proceeds achievable at the time of sale;

(o) the Arrangement shall have been approved by the boards of directors of Bradstone, Peruvian, Glenex and Stockscape;

(p) each of A. Murray Sinclair, Brian E. Bayley, Gordon D. Ewart and Robert G. Atkinson shall have agreed to enter into employment or consulting agreements on completion of the Arrangement with Amalco on terms and conditions satisfactory to each of the parties hereto, acting reasonably;

(q) the management agreement between A & E Capital Ltd. and Bradstone shall have been terminated on terms satisfactory to all the parties hereto, acting reasonably; and

(r) this Agreement shall not have been terminated under Article Five.

Conditions to Obligations of Each Party

4.02 The obligation of each party to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by such party without prejudice to its right to rely on any other condition in favour of such party, that the covenants of the other parties hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by each of them and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other parties hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of such time and each such party shall have received a certificate, dated the Effective Date, of a senior officer of each other party confirming the same.

Deletion of Parties

4.03 Notwithstanding any other provision hereof, if any one or more of the parties other than Bradstone determines or is determined by any one of the other parties including Bradstone by resolution of the board of directors thereof that it is not appropriate for such party or parties to participate in and complete the Arrangement, the remaining parties may proceed with the completion of the Arrangement without such party or parties provided that all other conditions, terms, covenants, representations and warranties relevant to the remaining parties can be complied with and this Agreement will be deemed to be amended to delete all references to the party or parties which is or are not participating.

ARTICLE FIVE

Amendment and Termination

Amendment

5.01 This Agreement and the Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto; or

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto;

provided that, notwithstanding the foregoing, the terms of Section 3.01 of the Plan of Arrangement and Section 4.01(a) of this Agreement shall not be amended in any material respect without the approval of the shareholders of Bradstone, Peruvian, Glenex and Stockscape respectively, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

This Agreement and the Exhibits hereto may be amended in accordance with the Final Order, but if the terms of the Final Order require any such amendment, the rights of the parties hereto under Sections 4.01, 4.02 and 5.02 shall remain unaffected.

Termination

5.02 This Agreement may, at any time before the Effective Date, be terminated by unanimous agreement of the parties hereto without further action on the part of their respective shareholders.

5.03 If the Final Order, in form and substance satisfactory to the parties, has not been obtained by the parties hereto at or before 5 p.m. on July 15, 2002, this Agreement shall terminate unless the parties shall otherwise agree.

5.04 Any of the parties may, at the discretion of their respective boards of directors, terminate their respective obligations hereunder if prior to the Effective Date there shall occur any material adverse change, as determined by the respective boards of directors, in or with respect to the assets, liabilities (actual or contingent), capital, operations, business or undertaking of any of the other companies including the receipt by Bradstone, Peruvian, Glenex and Stockscape of notices of dissent in respect of 2% or more of the total number of shares of Bradstone, Peruvian Shares, Glenex Shares or Stockscape Shares, as the case may be, outstanding at such time pursuant to Section 4.01 of the Plan of Arrangement.

5.05 This Agreement shall terminate if the conditions precedent set forth in Sections 4.01 and 4.02 are not satisfied or waived, as contemplated by those Sections on or before July 15, 2002 and shall also terminate upon the earliest of the holders of Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares failing to approve the Arrangement at the Bradstone Meeting, the Peruvian Meeting, the Glenex Meeting and the Stockscape Meeting (provided that the directors of the other parties may resolve and agree to proceed with the Arrangement without the party whose shareholders have failed to approve the Arrangement) and a final determination from the Court or an appeal court which denies the granting of the Final Order.

4.06 Sections 5.07, 5.08, 6.01, 6.02, 6.03, 7.01, 7.06 and 7.09 shall survive any termination of this Agreement.

Break Fee Payment

4.07 Each of the parties agrees and acknowledges that $100,000 (the "Break Fee Payment") represents a reasonable estimate of the expenses and costs incurred and to be incurred by each party in connection with the Arrangement including, without limitation, amounts paid or payable to financial advisors and their legal counsel, auditors, legal counsel, printers, the transfer agents and other arm's length third parties that perform services on behalf of each party in connection with the negotiation of this Agreement and the Arrangement, the due diligence review conducted by a party in connection with the Arrangement, the preparation and mailing of the Arrangement and related documents, and other steps to implement the Arrangement.

4.08 If a party (the "Non-Completing Party") does not consummate the Arrangement as a result of the Non-Completing Party terminating the Arrangement because of the Non-Completing Party receiving and accepting an unsolicited Superior Proposal or as a result of the other parties terminating this Agreement because of a breach in any material respect of any material obligation, representation or warranty under this Agreement by the Non-Completing Party, then the Non-Completing Party shall pay to each other party (which is not in breach in any material respect of any material obligation, representation or warranty under this Agreement) within ten business days following the date of the termination of the Arrangement the Break Fee Payment as full reimbursement to each such other party for any and all expenses paid or required to be paid by each such other party, or other costs incurred by each such other party, in connection with this Agreement and the transactions contemplated hereby. For greater certainty, it is acknowledged and agreed that the failure of any party to obtain the approval of its shareholders to the Arrangement after having all reasonable steps to attempt to obtain same shall not be a breach of any material obligation under this Agreement by such party.

ARTICLE SIX

INDEMNITY

Indemnification

6.01 Each party (the "Indemnifying Party") hereto undertakes with each of the other parties hereto (an "Indemnified Party") to hold each Indemnified Party fully and effectually indemnified from and against all losses, claims, damages, liabilities, actions or demands (including amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits and consequential damages), to which each such Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by each such Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand. This indemnification shall be in addition to, and shall not in any way be affected by, the Break Fee Payment.

Defence

6.02 Promptly after receipt by an Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 6.01 hereof, such Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such Section, shall provide the Indemnifying Party with written particulars thereof; provided that failure to provide the Indemnifying Party with such particulars shall not relieve such Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article Six except insofar as such failure shall prejudice such Indemnifying Party. The Indemnified Party shall also provide to the Indemnifying Party copies of all relevant documentation and, unless the Indemnifying Party assumes the defence thereof, shall keep such Indemnifying Party advised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed. An Indemnifying Party shall be entitled, at its own expense, to participate in (and, to the extent that it may wish, to assume) the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election so to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, it shall, through the course thereof, provide copies of all relevant documentation to the Indemnified Party, keep such Indemnified Party advised of the progress thereof and discuss with the Indemnified Party all significant actions proposed. No Indemnifying Party shall enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. If such defence is not assumed by the Indemnifying Party, the Indemnifying Party shall not be liable for any settlement made without its consent, but such consent shall not be unreasonably withheld. Notwithstanding the foregoing, an Indemnified Party shall have the right, at the Indemnifying Party's expense, to employ counsel of its own choice in respect of the defence of any such action, suit, proceeding or claim if (a) the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence; or (b) counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or (c) the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

Term

6.03 The obligations of each party hereto under this Article Six shall terminate when the Arrangement is consummated, failing which they shall survive and continue with respect to all losses, claims, damages, liabilities, actions or demands notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date hereof in compliance with Section 6.02.

ARTICLE SEVEN

General

Notices

7.01 All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or by telecopy addressed to the recipient as follows:

To Peruvian:
1105 - 1166 Alberni Street
Vancouver, British Columbia
V6E 3Z3
telecopier no: (604) 682-2235

To Glenex:
300-570 Granville Street
Vancouver, British Columbia
V6C 3P1
telecopier no: (604) 681-4692

To Stockscape:
300-570 Granville Street
Vancouver, British Columbia
V6C 3P1
telecopier no: (604) 681-4692

To Bradstone:
1103 - 1166 Alberni Street
Vancouver, British Columbia
V6E 3Z3
telecopier no: (604) 683-2235

or such other addresses of which party may, from time to time, advise the other parties hereto by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery thereof or the next business day if such date of delivery is not a business day.

Assignment

7.02 No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other parties hereto.

Binding Effect

7.03 This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement restates, amends, replaces and superceeds the previous Arrangement Agreement of even date among the parties to adopt revised terms to the Plan of Arrangement.

Waiver

7.04 Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting the same. Waivers may only be granted upon compliance with the terms governing amendments set forth in Section 5.01, mutatis mutandis.

Governing Law

7.05 This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Expenses

7.06 All expenses incurred in connection with the Arrangement and the transactions contemplated thereby shall be paid by the party incurring such expenses. The provisions of this Section 7.06 shall survive any termination of this Agreement.

Qualifications

7.07 All covenants herein and opinions to be given hereunder as to the enforceability of any covenant, agreement or document shall be qualified to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that the Court may exercise discretion in granting equitable remedies, including the remedy of specific performance.

Time of Essence

7.08 Time is of the essence of this Agreement and of each of its provisions.

Public Announcements

7.09 Each of the parties hereto shall cooperate with the others in relaying information concerning this Agreement and the transaction contemplated herein, and shall furnish to and discuss with the other parties hereto drafts of all press and other releases prior to publication; provided that nothing contained herein shall prevent any party hereto at any time from furnishing any information to any governmental agency or regulatory authority or to the public if so required by applicable law.

Counterparts

7.10 This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.
PERUVIAN GOLD CORPORATION Per: (signed) "Nick DeMare" Authorized Signatory	GLENEX INDUSTRIES INC. Per: (signed) "Brian E. Bayley" Authorized Signatory
STOCKSCAPE.COM TECHNOLOGIES INC. Per: (signed) "Andrew F.B. Milligan" Authorized Signatory	BRADSTONE EQUITY PARTNERS INC. Per: (signed) "Robert G. Atkinson" Authorized Signatory

EXHIBIT 1

TO THE RESTATEDARRANGEMENT AGREEMENT MADE AS OF APRIL 5, 2002 AMONG
PERUVIAN GOLD LIMITED, GLENEX INDUSTRIES INC., STOCKSCAPE.COM TECHNOLOGIES INC. AND BRADSTONE EQUITY PARTNERS, INC.

PLAN OF ARRANGEMENT UNDER SECTION 252
OF THE COMPANY ACT (BRITISH COLUMBIA)

ARTICLE ONE

Interpretation

Definitions

1.01 In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

(a) "Accumulated Deficit of Amalco" means the amount of the deficit of Amalco as determined in accordance with applicable Canadian generally accepted accounting principles;

(b) "Agreement" means this Restated Arrangement Agreement made as of April 5, 2002 among Peruvian, Glenex, Stockscape and Bradstone, including the exhibits and appendices thereto, as the same may be supplemented or amended from time to time;

(c) "Alberta Act" means the Business Corporations Act (Alberta) S.A. 1981, c. B-15, as amended;

(d) "Amalco" means the amalgamated company resulting from the amalgamation of Bradstone, Peruvian, Glenex and Stockscape pursuant to the Arrangement;

(e) "Amalco Class A Shares" means the Class "A" Subordinate Voting Shares without par value of Amalco, which will be issuable under the Arrangement to holders of Bradstone Class A Shares, Peruvian Shares, Glenex Shares and Stockscape Shares;

(f) "Amalco Class B Shares" means the Class "B" Multiple Voting Shares without par value of Amalco, which will be issuable under the Arrangement to holders of Bradstone Class B Shares.

(g) "Amalco Shares" means collectively, the Amalco Class A Shares and the Amalco Class B Shares;

(h) "Arrangement" means an arrangement under the provisions of Section 252 of the BC Act, on the terms and conditions set forth in the Plan of Arrangement;

(i) "BC Act" means the Company Act, R.S.B.C. 1996, c. 62, as amended;

(j) "Bradstone" means Bradstone Equity Partners, Inc. a company existing under the laws of the Province of Alberta;

(k) "Bradstone Meeting" means the annual and special general meeting of holders of Bradstone Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(l) "Bradstone Class A Shares" means the Class A Subordinate Voting Shares without par value of Bradstone;

(m) "Bradstone Class B Shares" means the Class B Multiple Voting Shares without par value of Bradstone;

(n) "Bradstone Shares" means collectively, the Bradstone Class "A" Shares and the Bradstone Class "B" Shares;

(o) "Continuance" means the proposed continuance of Bradstone's jurisdiction of incorporation from Alberta under section 182 of the Alberta Act to the Province of British Columbia under section 36 of the BC Act.

(p) "Court" means the Supreme Court of British Columbia;

(q) "Depository " means Computershare Trust Company of Canada;

(r) "Director" means the "director" as defined in the Alberta Act;

(s) "Effective Date" means the date upon which the Final Order is accepted for filing by the Registrar under the BC Act giving effect to the Arrangement;

(t) "Final Order" means the final order of the Court approving the Arrangement;

(u) "Glenex" means Glenex Industries Inc., a company existing under the laws of the Province of British Columbia;

(v) "Glenex Meeting" means the extraordinary general meeting of holders of Glenex Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(w) "Glenex Shares" means the common shares without par value of Glenex;

(x) "Interim Order" means the order of the Court pursuant to the application therefor contemplated by Section 3.05 of the Agreement;

(y) "Meetings" means the Bradstone Meeting, the Glenex Meeting, the Peruvian Meeting and the Stockscape Meeting;

(z) "Peruvian" means Peruvian Gold Limited, a company existing under the laws of the Province of British Columbia;

(aa) "Peruvian Meeting" means the annual and extraordinary general meeting of holders of Peruvian Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(bb) "Peruvian Shares" means the common shares without par value of Peruvian;

(cc) "Plan of Arrangement" means this plan of arrangement and any amendment or variation thereto made in accordance with Section 5.01 of the Agreement;

(dd) "Registrar" means the "registrar" as defined in the BC Act;

(ee) "Shareholder" or "holder of shares" means "member" as defined in the BC Act or "shareholder" as defined in the Alberta Act;

(ff) "Stockscape" means Stockscape.com Technologies Inc., a company existing under the laws of the Province of British Columbia;

(gg) "Stockscape Meeting" means the annual and extraordinary general meeting of holders of Stockscape Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things; and

(hh) "Stockscape Shares" means the common shares without par value of Stockscape.

Headings

1.02 The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

Number

1.03 In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE TWO

Arrangement Agreement

Arrangement Agreement

2.01 This Plan of Arrangement is made pursuant and subject to the provisions of the Agreement.

ARTICLE THREE

The Arrangement

Amalgamation and Elimination of Accumulated Deficit

3.01 On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

(1) Bradstone, Peruvian, Glenex and Stockscape shall amalgamate, pursuant to the provisions of the BC Act, and continue as one company in the manner set out herein and with the effect set out in section 252 of the BC Act. Each of Peruvian, Glenex and Stockscape shall, on the Effective Date, contribute to Amalco all of its assets, subject to all of its liabilities and Amalco shall assume all such liabilities.

(2) The name of Amalco shall be "Bradstone Equity Partners, Inc." or such other name as the directors of the Companies may determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction.

(3) The registered and records office of Amalco shall be located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

(4) Amalco shall be authorized to issue 400,000,000 Shares consisting of 100,000,000 First Preferred shares without par value, issuable in series, 100,000,000 Second Preferred shares without par value, issuable in series, 100,000,000 Amalco Class A Shares and 100,000,000 Amalco Class B Shares. The Memorandum of Amalco shall be as set forth in Appendix "A" attached hereto, and the Articles of Amalco shall be as set forth in Appendix "B" attached hereto.

(5) The first annual general meeting of Amalco will be held in the month of, or prior to June, 2003.

(6) The fiscal year-end of Amalco shall be December 31;

(7) The issued and outstanding shares of each of Bradstone, Peruvian, Glenex and Stockscape shall, on the Effective Date, be cancelled and exchanged as follows:

(a) the issued Bradstone Class A Shares shall be cancelled without any repayment of capital in respect thereof and holders of Bradstone Class A Shares (other than holders exercising dissent rights) will receive one (1) Amalco Class A Share for each Bradstone Class A Share;

(b) the issued Bradstone Class B Shares shall be cancelled without any repayment of capital in respect thereof and holders of Bradstone Class B Shares (other than holders exercising dissent rights) will receive one (1) Amalco Class B Share for each Bradstone Class B Share;

(c) the issued Peruvian Shares shall be cancelled without any repayment of capital in respect thereof and holders of Peruvian Shares (other than holders exercising dissent rights) will receive one (1) Amalco Class A Share for every 1.7156 Peruvian Shares;

(d) the issued Glenex Shares shall be cancelled without any repayment of capital in respect thereof and holders of Glenex Shares (other than holders exercising dissent rights) will receive one (1) Amalco Class A Share for every 2.2680 Glenex Shares;

(e) the issued Stockscape Shares shall be cancelled without any repayment of capital in respect thereof and holders of Stockscape Shares (other than holders exercising dissent rights) will receive one (1) Amalco Class A Share for every 4.1387 Stockscape Shares;

(8) Holders of outstanding options, warrants and other convertible securities of Bradstone, Peruvian, Glenex and Stockscape will exchange such securities for options, warrants and other convertible securities of Amalco on the same exchange ratios and with corresponding changes to the exercise prices based on the share exchange ratios set out in Subsections 3.01(7)(a), (b), (c), (d) and (e) above, respectively, and having the same exercise and conversion periods as the securities exchanged therefor;

(9) The first directors of Amalco shall be the following persons:
Name	Municipality of Residence
Robert G. Atkinson	West Vancouver, British Columbia
Brian E. Bayley	North Vancouver, British Columbia
Gordon D. Ewart	Cobourg, Ontario
Edward L. Mercaldo	Del Mar, California
A. Murray Sinclair	Vancouver, British Columbia
John J. Fleming	Calgary, Alberta
Andrew F.B. Milligan	Vancouver, British Columbia

(10) The first officers of Amalco shall be the following persons:
Name	Office	Municipality of Residence
Robert G. Atkinson	Co-Chairman	West Vancouver, British Columbia
Gordon D. Ewart	Co-Chairman	Cobourg, Ontario
Brian E. Bayley	President	North Vancouver, British Columbia
A. Murray Sinclair	Managing Director	Vancouver, British Columbia
Sandra Lee	Corporate Secretary	Vancouver, British Columbia
K. Peter Miller	Chief Financial Officer	West Vancouver, British Columbia

(11) The reduction of the amount of the paid up capital attributable to the Amalco Shares upon implementation of the Arrangement by an amount equal to the Accumulated Deficit of Amalco at that date in order that the Accumulated Deficit of Amalco be eliminated.

ARTICLE FOUR

Rights of Dissent

Rights of Dissent

4.01 Holders of Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares may exercise rights of dissent pursuant to and in the manner set forth in section 207 of the BC Act and the Interim Order provided that the notice of dissent is given by 11:00 a.m. on the day before the Bradstone Meeting, the Peruvian Meeting, the Glenex Meeting and the Stockscape Meeting, as the case may be. Holders who duly exercise such rights of dissent and who are:

(a) entitled to be paid fair value for their Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares shall be deemed to have had their Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares cancelled on the Effective Date; or

(b) not entitled to be paid fair value for any reason for their Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares and shall ultimately receive Amalco Shares on the basis determined in accordance with Section 3.01(7) of this Plan of Arrangement.

ARTICLE FIVE

Certificates and Documentation

Entitlement to Bradstone Share Certificates

5.01 After the Effective Date, the former holders of Bradstone Class A Shares, Peruvian Shares, Glenex Shares and Stockscape Shares shall be entitled to receive certificates representing Amalco Class A Shares for their Bradstone Class A Shares Peruvian Shares, Glenex Shares and Stockscape Shares exchanged on the basis set forth in Section 3.01(7).

5.02 After the Effective Date, the former holders of Bradstone Class B Shares shall be entitled to receive certificates representing Amalco Class B Shares for their Bradstone Class B Shares exchanged on the basis set forth in 3.01(7).

Fractional Shares

5.03 No fractional shares will be issued by Amalco, and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded to the next whole number.

Entitlement to Options, Warrants and other Convertible Securities of Bradstone

5.04 After the Effective Date, the holders of outstanding options, warrants and other convertible securities of Bradstone, Peruvian, Glenex and Stockscape shall be entitled to receive documentation evidencing options, warrants and other convertible securities of Amalco on the same exchange ratio and with corresponding changes to the exercise prices based on the share exchange ratios set out in Section 3.01(7), and having the same exercise and conversion periods as the securities exchanged therefor.

Transmittal

5.05 As soon as practicable after the Effective Date, Amalco shall forward to each holder of Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares to which Section 3.01(7) applies at the addresses of such holders as it appeared in the relevant register of Bradstone, Peruvian, Glenex and Stockscape a letter of transmittal containing, among other things, instructions for obtaining delivery of certificates representing the Amalco Shares pursuant to this Plan. Such holders shall be entitled to receive certificates representing the Amalco Shares which such holder is entitled to receive pursuant to Section 3.07, upon delivering the certificate formerly representing such holder's shares to the Depository, or as the Depository may otherwise direct, in accordance with the instructions contained in the said letter of transmittal. Such certificate formerly representing such holder's shares shall be accompanied by the said letter of transmittal, duly completed, and such other documents as the Depository may reasonably require. The Depository shall register the Amalco Shares in such name, and shall deliver by first class mail, postage paid, or, in the case of postal disruption, by such other means as the Depository deems prudent, such shares to such address as such holder may direct in such letter of transmittal, as soon as practicable after receipt by the Depository of such documents.

Termination of Rights

5.06 Any certificate formerly representing Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares that is not deposited with all other documents as provided in Section 5.05 on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares to receive Amalco Shares shall be deemed to be surrendered to Amalco together with all dividends or distributions thereon held for such holder.

Distributions

5.07 All dividends paid or distributions made in respect of the Amalco Shares issued to a former holder of Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares for which a certificate representing Amalco Shares has not been delivered to such holder in accordance with Section 5.05 shall be paid or delivered to the Depository to be held, subject to Section 5.06 hereof, in trust for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate in accordance with Section 5.05.

ARTICLE SIX

Amendment

Plan of Arrangement Amendment

5.01 Bradstone, Glenex, Stockscape and Peruvian reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Meetings, approved by the Court and communicated to their respective Shareholders in the manner required by the Court (if applicable).

5.02 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by all of Bradstone, Glenex, Stockscape and Peruvian may be made at any time prior to or at the Meetings with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meetings shall become part of this Plan of Arrangement for all purposes.

5.03 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meetings shall be effective only if it is consented to by each of Bradstone, Glenex, Stockscape and Peruvian.

5.04 If the name for Amalco that is approved by the Shareholders in accordance with Section 3.01(2) is not "Bradstone Equities Partners, Inc.', Bradstone, Glenex, Stockscape and Peruvian will be authorized to amend this Plan of Arrangement (including the attached Memorandum and Articles) to reflect the change of the name for the purposes of the approval of the Court and thereafter all necessary filings with the Registrar.

APPENDIX "A"

Memorandum of Amalco

Appendix "A" is not reproduced here but is available for inspection at the head office of Bradstone,1103-1166 Alberni Street, Vancouver, British Columbia V6E 3Z3 during regular business hours until the Meetings.

APPENDIX "B"

Articles of Amalco

Appendix "B" is not reproduced here but is available for inspection at the head office of Bradstone, 1103-1166 Alberni Street, Vancouver, British Columbia V6E 3Z3 during regular business hours until the Meetings.

SCHEDULE "K"

No. L021548

VANCOUVER Registry

In the Supreme Court of British Columbia

in the matter of a plan of arrangement of
BRADSTONE EQUITY partners, inc., peruvian gold limited,
GLENEX INDUSTRIES INC. AND STOCKSCAPE.COM TECHNOLOGIES INC.

BRADSTONE EQUITY partners, inc., peruvian gold limited,
GLENEX INDUSTRIES INC., STOCKSCAPE.COM
TECHNOLOGIES INC. and their members

petitioners

INTERIM ORDER

BEFORE ) FRIDAY, THE 17TH DAY
)
MASTER DOOLAN ) OF MAY, 2002.

THIS PETITION coming on for ex part hearing at Vancouver, British Columbia, on the 17th day of May, 2002, AND ON HEARING Kenneth W. Ball and Stuart B. Morrow, counsel for the Petitioners and P. Daniel Le Dressay, counsel for Mercury Partners & Company Inc., a registered shareholder, AND UPON READING the Petition herein dated the 17th day of May, 2002 and the Affidavits of Robert G. Atkinson, Nick DeMare, Brian E. Bayley and Andrew B.F. Milligan, each sworn and filed:

THIS COURT ORDERS that the Petitioner, Bradstone Equity Partners, Inc. be at liberty to convene an Annual and Special General Meeting and the Petitioners, Peruvian Gold Limited and Stockscape.com Technologies Inc. be at liberty to convene an Annual Extraordinary General Meeting and Glenex Industries Inc. be at liberty to convene an Extraordinary General Meeting (hereinafter the "Special Meetings") of their respective Members to be held on Tuesday, the 25th day of June, 2002, to be held for the purpose of considering and, if deemed advisable, approving with or without modification a Plan of Arrangement (hereinafter the "Arrangement") substantially in the form of Schedule "A" to Exhibit "D" of the Affidavit of Robert G. Atkinson aforesaid, which Arrangement is proposed to be made between the said Petitioners and their respective Members;

AND FURTHER ORDERS that good and sufficient notice of the Special Meetings, for all purposes, will be given by the Petitioners by mailing, by prepaid first class mail, not less than 21 days before the day appointed for each Special Meeting (excluding the date of mailing and the date of the Special Meetings):

1. a Notice convening the Meeting (the "Notice"),

2. a Notice of Application for Final Order (the "Notice of Application"),

3. Instrument of Proxy ("Proxy") and,

4. the Summary of Information Circular ("Summary"),

which Notice, Notice of Application, Proxy and Summary (collectively, the "mailed materials"), shall be substantially in the form of Exhibits "A" through "D" attached to the Affidavit of Robert G. Atkinson as aforesaid, with such amendments thereto as Counsel for the Petitioners may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of this Order, be mailed by prepaid ordinary mail addressed to the Members of the Petitioners:

() at their registered addresses, as they may appear on the Register of Members of the Petitioners, as at the close of business on the record date fixed by the directors of the Petitioners for the determination of Members entitled to receive notice of the Special Meetings;

() under applicable securities legislation and policies, the beneficial owners of the common shares of the Petitioners registered in the name of intermediaries; and

() the directors and auditors of the Petitioners;

and provided further that the Petitioners:

(a) place a complete copy of the Joint Information Circular on an Internet website identified in the Summary as well as on the Sedar website; and

(c) provide a printed copy of the Joint Information Circular by prepaid first class mail, free of charge, to any member of any of the Petitioners who requests such a copy.

AND FURTHER ORDERS that in the cases of the Petitioners, Peruvian and Stockscape the advance notices published in the Vancouver Province newspaper on or about the 18th day of April, 2002 stating that their meetings of Members would be set for June 18, 2002 and the notices of re-scheduling of general meetings which were published in the Vancouver Province newspaper on May 17, 2002 stating their meetings of Members have been rescheduled to June 25, 2002 shall be good and sufficient service of notice that their meetings of Members have been set for June 25, 2002 rather than June 18, 2002 in addition to the orders above in respect of notice of meetings.

AND FURTHER ORDERS that service of the Notice of Application herein as set out shall be good and sufficient service of the Notice of Application upon all those who may wish to appear in these proceedings and no other form of service need be made, and that service of the mailed materials on the Members of the Petitioners be deemed to be effected on the second day following the day on which the mailed materials are mailed to the Members of the Petitioners, and that the Petitioners are not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Petitioner, including affidavits filed in support of such motions, or any orders made on application by the Petitioner, including this Order, except on written request;

AND FURTHER ORDERS that the accidental omission to give notice of the Special Meetings to, or the non-receipt of such notice by one or more of the persons entitled thereof, shall not invalidate any resolution passed or proceedings taken at the Special Meetings;

AND FURTHER ORDERS that the Chair of each of the Special Meetings shall be any officer or director of a Petitioner, who shall be appointed by the Directors of a Petitioner for that purpose;

AND FURTHER ORDERS that the Chair of each of the Special Meetings is at liberty to call on the assistance of legal counsel to the Petitioners at any time and from time to time, as the Chair of each of the Special Meetings may deem necessary or appropriate, during any of the Special Meetings, and such legal counsel is entitled to attend the Special Meetings for this purpose;

AND FURTHER ORDERS that any of the Special Meetings may be adjourned for any reason upon the approval of the Chair of the Special Meeting, and if the Special Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Special Meeting to a date which is not more than 30 days thereafter;

AND FURTHER ORDERS that the quorum for the transaction of business at the Special Meetings shall be the quorum of members required by the Articles of each of the Petitioners;

AND FURTHER ORDERS that the Special Meetings otherwise be conducted in accordance with the provisions of the Company Act (British Columbia) and the Articles of the Petitioners, subject to the terms of this Order;

AND FURTHER ORDERS that the vote of the Members of the Petitioners required to adopt the Arrangement Resolution at each of the Special Meetings shall be the affirmative vote of not less than three-quarters of the votes cast by members of the Petitioners who vote in person or by proxy on the Arrangement Resolution and the affirmative vote of not less than a simple majority of the votes cast by disinterested Members (determined by reference to s. 252(8) of the Act) who vote in person or by proxy on the Arrangement Resolution;

AND FURTHER ORDERS that the Chair of each of the Special Meetings shall, in due course, file with the Court an Affidavit verifying the actions taken and the decisions reached at the Special Meeting with respect to the Arrangement;

AND FURTHER ORDERS that the Petitioners be at liberty to give Notice of the Final Application to persons outside the jurisdiction of this Honourable Court in the manner specified in this Order;

AND FURTHER ORDERS that any Member of a Petitioner may appear and make representations at the Final Application, provided that such Member shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all material on which such applicant intends to rely at the Final Application, including an outline of such applicant's proposed submissions, to the solicitors for the Petitioner at their address for delivery set out in the Petition, on or before 12:00 o'clock noon on Thursday, June 20, 2002, subject to the direction of the Court;

AND FURTHER ORDERS that, if the Final Application is adjourned, only those persons who have filed and delivered an Appearance, in accordance with the immediately foregoing paragraph, need to be served with notice of the adjourned date;

AND FURTHER ORDERS that the Petitioners be entitled at any time to seek leave to vary this Order.

AND FURTHER ORDERS that the persons entitled to receive notice of and attend and vote at the Meetings of the Petitioners shall be Members of the Petitioners as recorded in their Registers of Members at the close of business on the 13th day of May, 2002;

AND FURTHER ORDERS that the members of the Petitioners shall be granted the rights of dissent as provided in Section 191 of the Business Corporations Act (Alberta) with respect to the Bradstone Continuance Resolution and, with respect to the Members of all Petitioners with respect to the Arrangement, pursuant to Section 207 of the Company Act, R.S.B.C. l996, c. 62 and amendments thereto, such right to be exercisable at any time prior to 11:00 a.m. (Vancouver time) on Monday, June 24, 2002;

AND FURTHER ORDERS that the Petitioners, apply on Wednesday, the 26th day of June, 2002 or on such later date as this Court may direct, for the approval, if the Arrangement is approved and agreed to by the Special Meetings, of the Arrangement by this Court and the form of Notice of Application be approved as the form of Notice of the proceedings for such approval.

AND FURTHER ORDERS that the application by Mercury Partners & Company Inc. to adjourn the hearing of this Petition be and the same is hereby dismissed.

BY THE COURT

DISTRICT REGISTRAR

SCHEDULE "L"

NOTICE OF APPLICATION FOR FINAL ORDER

No. L021548

VANCOUVER Registry

In the Supreme Court of British Columbia

in the matter of a plan of arrangement of
BRADSTONE EQUITY partners, inc., peruvian gold limited,
GLENEX INDUSTRIES INC. AND STOCKSCAPE.COM TECHNOLOGIES INC.

BRADSTONE EQUITY partners, inc., peruvian gold limited,
GLENEX INDUSTRIES INC., STOCKSCAPE.COM
TECHNOLOGIES INC. and their members

Petitioners

NOTICE OF APPLICATION FOR FINAL ORDER

TO: No Party Served

NOTICE IS HEREBY GIVEN that a Petition has been filed by Bradstone Equity Partners, Inc., Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. (the "Petitioners") in the Supreme Court of British Columbia for sanction and approval of an Arrangement contained in a Arrangement Agreement dated for reference the 5th day of April, 2002, pursuant to Section 252(2) of the Company Act, R.S.B.C. 1979, c. 59 and amendments thereto;

AND NOTICE IS FURTHER GIVEN that by an Order of the Supreme Court of British Columbia, dated the 17th day of May, 2002, the Court has given directions by means of an Interim Order as to the calling of meetings of the respective members of the Petitioners for the purpose of considering and voting upon the Arrangement;

AND NOTICE IS FURTHER GIVEN that pursuant to the Order aforesaid, the Petition is directed to be heard before a Justice of the Supreme Court of British Columbia, at the Courthouse, 800 Smithe Street, in the City of Vancouver, on Wednesday, the 26th day of June, 2002, at the hour of 9:45 o'clock in the forenoon, or so soon thereafter as counsel may be heard.

Any member of the Petitioners desiring to support or oppose the making of an Order on the said Petition may file an Appearance at any time prior to the time of such hearing, in person or by counsel.

IF YOU WISH TO BE HEARD at the hearing of the petition or wish to be notified of any further proceedings, YOU MUST GIVE NOTICE of your intention by filing a form entitled "Appearance" at the Vancouver registry of the Supreme Court of British Columbia (the Registry) prior to the date of hearing and YOU MUST ALSO DELIVER a copy of the "Appearance" to the Petitioner's address for delivery, which is set out below.

YOU OR YOUR SOLICITOR may file the "Appearance". You may obtain a form of "Appearance" at the registry.

The address of the Registry is: 800 Smith Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to your. If the Arrangement is approved it will significantly affect the rights of the members of the Petitioner.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at their address for delivery set out below. Further to the Order of the Supreme Court of British Columbia, any member of the Petitioners may appear and make representations at the Final Application, provided such member shall file an Appearance as aforesaid, and deliver a copy of the filed Appearance, together with a copy of all materials on which the said member intends to rely upon at the Final Application, including a written outline of such member's proposed submissions, to the solicitors for the Petitioners as the address for delivery set out in the Petition on or before 12:00 o'clock noon on Thursday, June 20, 2002 in Vancouver, B.C.

The Petitioners' address for delivery is: c/o DuMoulin Black, Barristers & Solicitors, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Attention: Kenneth W. Ball.

Dated at Vancouver, British Columbia, this 17th day of May, 2002.

______Kenneth W. Ball____________________
Solicitor for the Petitioners

SCHEDULE "M1"

SECTION 191 OF
THE ALBERTA BUSINESS CORPORATIONS ACT

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgement in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13), whichever first occurs,

the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgement, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgement has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

SCHEDULE "M2"

SECTION 207 OF
THE COMPANY ACT (BRITISH COLUMBIA)

Division 2 - Dissent Proceedings

Dissent procedure

207 (1) If,

(a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

(b) the resolution referred to in paragraph (a) is passed, and

(c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator shall first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

(a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

(b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may

(a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

(c) join in the application any other dissenting member who has complied with subsection (3), and

(d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

(a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

(b) may not withdraw the requirement to purchase the shares, unless the company consents, and

(c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy

SCHEDULE "N1"

ORDER DATED MAY 17, 2002 OF THE BRITISH COLUMBIA SECURITIES COMMISSION

Exemption Order

Glenex Industries Inc., Peruvian Gold Limited and Stockscape.Com

Technologies Inc.

Section 155 of the Company Act (British Columbia), R.S.B.C. 1996, c.62

Background

¶1 Glenex, Peruvian and Stockscape (together, the Companies) applied for an exemption from the requirement to send an information circular to security holders, by prepaid mail, in sections 153 and 154 of the Company Act.

Representations

¶2 Each of the Companies respectively represents that:

1. it is organized under the laws of the Province of British Columbia;

2. it is a reporting issuer in the Province of British Columbia and it is up to date with all its filings under the Securities Act, R.S.B.C. 1996, c.418, and the Company Act;

3. for purposes of a proposed plan of arrangement under which the Companies will be amalgamated and then merged into Bradstone Equity Partners, Inc. (the "Arrangement"), it proposes to call a special or extraordinary meeting of its security holders and mail to its security holders the required notice of meeting, a summary of the Joint Information Circular (the Summary), the form of proxy and a letter of transmittal (the Meeting Materials);

4. it will file a complete Joint Information Circular with the British Columbia Securities Commission, and with certain other provincial securities regulators, via SEDAR, and a complete copy of the Joint Information Circular will be made available electronically to security holders on a website created solely for that purpose;

5. the Summary to be provided to its security holders will contain a succinct and clear outline of the Arrangement with references to where and how the full text of the Joint Information Circular may be accessed electronically;

6. complete copies of the Joint Information Circular will be mailed, free of charge, to security holders making such request of the Company or its transfer agent;

7. section 153 of the Company Act requires that every form of proxy sent by management of a company to security holders of the company be sent by prepaid mail, and section 154 of the Company Act requires that information circulars sent to security holders of a company whose votes are being solicited, be sent by prepaid mail (together, the Delivery Requirement);

8. the availability of the Joint Information Circular through an Internet website is functionally equivalent to delivering the Joint Information Circular in accordance with the Delivery Requirement because it appropriately addresses the elements of notice, access and non-corruption of documents in the delivery process; and

9. the use of an Internet websites will reduce substantially the waste and expense that would be incurred by the Company in printing and mailing the Joint Information Circular to its security holders;

Order

¶3 Because in the circumstances of this case there is adequate justification for so doing, the Commission orders, under section 155 of the Company Act, that each of the Companies is exempt from the Delivery Requirement, provided that it ensures that in connection with the preparation and mailing of the Meeting Materials for its special or extraordinary general meeting:

1. printed copies of the notice of special or extraordinary meeting, the Summary and form of proxy are delivered to that Company's security holders by mail, which notice states that the Joint Information Circular is available to them electronically or in its printed form;

2. its security holders are provided with access to the Joint Information Circular

(a) electronically, through the website designated in the notice referred to in paragraph 1; or

(b) in its printed form, by making request of the Company or of its transfer agent, and where such request is made, a printed copy is provided free of charge; and

3. the Joint Information Circular available electronically to its security holders is identical in its content to the printed copy of that document.

¶4 May 17, 2002

(signed) Derek E. Patterson

Acting Director

SCHEDULE "N2"

order dated may 16, 2002 of the alberta securities commission

ORD.

REC. #7064111

FILE #B16278

DOC. #973475

ALBERTA SECURITIES COMMISSION

IN THE MATTER OF the Business Corporations Act (Alberta),

S.A. 1981, c B-15, as amended (the "ABCA")

- and -

IN THE MATTER OF Bradstone Equity Partners, Inc.

ORDER

(Subsection 145(1))

1. WHEREAS Bradstone Equity Partners, Inc. ("Bradstone") has made an application to the Alberta Securities Commission ("Commission") for an order pursuant to subsection 145(a) of the ABCA to exempt Bradstone from the requirement to send an information circular to security holders, by prepaid mail, as required, on certain conditions;

2. AN WHEREAS it was represented by Bradstone to the Commission that:The following numbering is done with the General Alt NA (basic hanging) scheme. This autonumbering uses the List styles (shortcut keys are Alt G1, Alt G2 etc.)

2.1 Bradstone is organized under the laws of the Province of Alberta;

2.2 Bradstone is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick (the "Jurisdictions") and Bradstone is up to date with all its filings under the securities legislation of the Jurisdictions and the Business Corporations Act (Alberta);

2.3 for purposes of a proposed plan of arrangement with three other corporations ("Plan of Arrangement" and the "Arrangement"), Bradstone proposes to call an extraordinary meeting of its shareholders and mail to its shareholders the required notice ("Notice of Meeting"), a summary of the information circular ("Joint Information Circular"), the form of proxy ("Form of Proxy") and letter of transmittal ("Letter of Transmittal") (together, the "Meeting Materials"). Bradstone will file a complete Joint Information Circular with the Securities Commissions of the Jurisdictions via SEDAR, and a complete copy of the Joint Information Circular will be made available electronically to shareholders on a website created solely for that purpose;

2.4 the summary of the Joint Information Circular to be provided to its shareholders will contain a succinct and clear outline of the Arrangement proposed, with references to where and how the full text of the Joint Information Circular may be accessed electronically;

2.5 complete copies of the Joint Information Circular will also be mailed on request, free of charge, to shareholders making such request of any of the companies involved in the Arrangement or their respective transfer agents;

2.6 section 143(1) of the ABCA requires that a management proxy circular in the prescribed form, either as an appendix to or as a separate document accompanying the notice of the meeting, be sent by management of a company to each shareholder whose proxy is solicited (the "Delivery Requirement");

2.7 collectively, Bradstone and the other merging corporations (the "Companies"), will be required to mail over 16,000 copies of the Joint Information Circular, estimated to be over 300 pages in length, to shareholders in connection with the special and extraordinary general meetings; a majority of the Companies' shareholders hold less than 1,000 shares and the estimated costs per shareholder of printing and mailing the Joint Information Circular will exceed the current market value of the holdings of as many as 500 of the Companies' shareholders;

2.8 Bradstone will ensure that:

2.8.1 Bradstone shareholders will receive written notice, by mail, that the Joint Information Circular is electronically available to them;

2.8.2 Bradstone shareholders are provided with a summary of the Joint Information Circular (the "Summary") that contains a succinct and clear outline of the Arrangement proposed, with references to where and how the full text of the Joint Information Circular may be accessed electronically or provided to the shareholder in printed form, free of charge;

2.8.3 Bradstone shareholders have access to the Joint Information Circular, either electronically through one or more websites designated in the notice referred to in paragraph 2.8.1 or by making request of one of the merging companies or their respective transfer agents, for a printed copy of the document, free of charge; and

2.8.4 The Joint Information Circular available electronically to shareholders is identical in its content to the printed copy of that document.

3. AND WHEREAS the commission is satisfied that to do so would not be prejudicial to the public interest.

4. IT IS HEREBY ORDERED pursuant to subsection 145(a) of the ABCA that Bradstone is exempt from the Delivery Requirement, provided that Bradstone ensures that in connection with the preparation and mailing of the Meeting Materials associated with the extraordinary general meeting, Bradstone's shareholders be provided with the following:

4.1 printed copies of the respective notice of special or extraordinary meeting, the Summary and form of proxy are delivered to shareholders by mail, which notice states that the Joint Information Circular is available to them electronically or in its printed form; or

4.2 access to the Joint Information Circular

4.2.1 electronically, through the websites designated in the notice referred to in paragraph 4.1; or

4.2.2 in its printed form, by making request of one of the companies to be merged or their respective transfer agents, and where such request is made, a printed copy is provided free of charge; and

4.3 the Joint Information Circular available electronically to shareholders is identical in its content to the printed copy of that document.

DATED at the City of Calgary in the Province of Alberta this 16th day of May, 2002	) ) ) ______________________________________ ) (signed) Glenda A. Campbell, Q.C., Vice-Chair ) ) ) ______________________________________ ) (signed) David W. Betts, Member

SCHEDULE "N3"

DECISION DATED MAY 17, 2002 UNDER MUTUAL RELIANCE REVIEW SYSTEM

IN THE MATTER OF THE SECURITIES LEGISLATION
OF BRITISH COLUMBIA, ALBERTA, MANITOBA, ONTARIO,

SASKATCHEWAN, QUEBEC AND NEW BRUNSWICK

AND

IN THE MATTER OF THE MUTUAL RELIANCE REVIEW SYSTEM

FOR EXEMPTIVE RELIEF APPLICATIONS

AND

IN THE MATTER OF BRADSTONE EQUITY PARTNERS, INC.,

GLENEX INDUSTRIES, INC., PERUVIAN GOLD LIMITED AND

STOCKSCAPE.COM TECHNOLOGIES INC.

MRRS DECISION DOCUMENT

¶1 WHEREAS the local securities regulatory authority or regulator (the "Decision Maker") in each of British Columbia, Alberta, Manitoba, Ontario, Saskatchewan, Quebec and New Brunswick (the "Jurisdictions") has received an application from Bradstone Equity Partners, Inc. ("Bradstone"), Glenex Industries Inc. ("Glenex"), Peruvian Gold Limited ("Peruvian") and Stockscape.com Technologies Inc. ("Stockscape") (collectively the "Filers") for a decision under the securities legislation, regulations, rules and/or policies of the Jurisdictions (the "Legislation") that the requirement contained in the Legislation to deliver printed copies of the complete Joint Information Circular to their respective registered and non-registered shareholders shall not apply to the Filers in connection with their proposed plan of arrangement (the "Arrangement");

¶2 AND WHEREAS under the Mutual Reliance Review System for Exemptive Relief Applications (the "System"), the British Columbia Securities Commission is the principal regulator for this application;

¶3 AND WHEREAS the Filers have represented to the Decision Makers that:

1. Glenex is a company incorporated under the Company Act (British Columbia); Glenex's head office is located in Vancouver, British Columbia; Glenex is a reporting issuer in the Provinces of British Columbia and Alberta and is up to date with all its filings under the Legislation in British Columbia and Alberta and the Company Act (British Columbia);

2. Peruvian is a company incorporated under the Company Act (British Columbia); Peruvian's head office is located in Vancouver, British Columbia; Peruvian is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario and is up to date with all its filings under the Legislation in British Columbia, Alberta and Ontario and the Company Act (British Columbia);

3. Stockscape.com is a company incorporated under the Company Act (British Columbia); Stockscape's head office is located in Vancouver, British Columbia; Stockscape is a reporting issuer in the Provinces of British Columbia and Alberta and is up to date with all its filings under the Legislation in British Columbia and Alberta and the Company Act (British Columbia);

4. Bradstone is a company incorporated under the Business Corporations Act (Alberta); Bradstone's head office is located in Vancouver, British Columbia; Bradstone is a reporting issuer in each of the Jurisdictions and is up to date with all its filings under the Legislation and the Business Corporations Act (Alberta);

5. in connection with the proposed Arrangement, each of the Filers will be calling a special or extraordinary shareholders' meeting to approve the Arrangement;

6. in order to reduce the costs associated with convening separate annual shareholders' meetings, three of the Filers, Bradstone, Peruvian and Stockscape, plan to hold their 2002 annual general meetings concurrently with the special or extraordinary meetings called to approve the Arrangement, and to include the information and documentation statutorily required to be sent to shareholders in connection with the respective annual general meetings with, and as part of, the Joint Information Circular.

7. collectively, the Filers will be required to mail over 16,000 copies of the Joint Information Circular, estimated to be over 300 pages in length, to shareholders in connection with the special and extraordinary general meetings; a majority of the Filers' shareholders hold less than 1,000 shares and the Filers have estimated that the costs per shareholder of printing and mailing the Joint Information Circular will exceed the current market value of the holdings of as many as 500 of the Filers' shareholders; and

8. having regard to the provisions of National Policy 11-201 Delivery of Documents by Electronic Means relating to the electronic delivery or access to a document, the Filers will ensure that:

(a) their respective shareholders receive written notice, by mail, that the Joint Information Circular is electronically available to them;

(b) their shareholders are provided with a summary of the Joint Information Circular (the "Summary") that contains a succinct and clear outline of the Arrangement proposed, with references to where and how the full text of the Joint Information Circular may be accessed electronically or provided to the shareholder in printed form, free of charge;

(c) their shareholders have access to the Joint Information Circular, either electronically through one or more websites designated in the notice referred to in paragraph (a) or by making request of one of the Filers or their respective transfer agents, for a printed copy of the document, free of charge; and

(d) the Joint Information Circular available electronically to shareholders is identical in its content to the printed copy of that document;

¶4 AND WHEREAS under the System, this MRRS Decision Document evidences the decision of each Decision Maker (collectively, the "Decision");

¶5 AND WHEREAS each of the Decision Makers is satisfied that the test contained in the Legislation that provides the Decision Maker with the jurisdiction to make the Decision has been met;

¶6 THE DECISION of the Decision Makers under the Legislation is that the requirement contained in the Legislation to deliver printed copies of the complete Joint Information Circular to their respective registered and non-registered shareholders shall not apply to each of the Filers, as applicable, in connection with the proposed Arrangement, provided that the Filers ensure that in connection with the preparation and mailing of the meeting materials associated with the Filers' special and extraordinary general meetings:

(a) printed copies of the respective notice of special or extraordinary meeting, the Summary and form of proxy are delivered to the Filers' shareholders by mail, which notice states that the Joint Information Circular is available to them electronically in its printed form;

(b) the Filers' shareholders are provided with access to the Joint Information Circular

(i) electronically, through the websites designated in the notice referred to in paragraph (a); or

(ii) in its printed form, by making request of one of the Filers or their respective transfer agents, and where such request is made, a printed copy is provided free of charge; and

(c) the Joint Information Circular available electronically to shareholders is identical in its content to the printed copy of that document.

¶7 DATED this 17th day of May, 2002.

(signed) Derek E. Patterson

Acting Director

STOCKSCAPE.COM TECHNOLOGIES INC.

LETTER OF TRANSMITTAL

TO: COMPUTERSHARE TRUST COMPANY OF CANADA

This Letter of Transmittal or a manually executed facsimile hereof, properly completed, duly executed, and delivered in accordance with the instructions and rules set out below, together with all other required documents must accompany certificates for common shares ("Stockscape Shares") of Stockscape.com Technologies Inc. ("Stockscape") deposited in connection with an arrangement (the "Arrangement") involving Stockscape, Bradstone Equity Partners, Inc., Glenex Industries Inc. and Peruvian Gold Limited to form the amalgamated company, Bradstone Equity Partners, Inc. ("Amalco").

The undersigned hereby represents and warrants that the undersigned is the owner of the number of Stockscape Shares, which shares are represented by the share certificate(s) described below and delivered herewith, and the undersigned has good title to the share represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such shares.
Certificate Number	Number of Stockscape Shares #	Registered in the Name of

The above-listed share certificates are hereby surrendered in exchange for certificates representing subordinated voting shares of Amalco ("Amalco Class A Shares") on the basis of one (1) Amalco Class A Share for every 4.1387 shares of Stockscape. No fractional shares will be issued. Where the exchange results in a fractional share, the number of Amalco Class A Shares will be rounded to the nearest whole share, with fractions of one-half or greater being rounded to the next higher whole number and fractions of less than one-half being rounded to the next lower whole number.

The undersigned authorizes and directs Computershare Trust Company of Canada to issue a certificate for the Amalco Class A Shares to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Amalco. If the Arrangement is not completed, the undersigned directs Computershare Trust Company of Canada to return the enclosed certificate(s) to the undersigned.
Name (please print)
Address

City Province Postal Code
Tel (office) (home) ( ) ( )	Social Insurance Number	Tax Identification Number

Date: _______________________ ________________________________

Signature of Shareholder

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) Each shareholder holding share certificate(s) of Stockscape.com Technologies Inc. must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Computershare Trust Company of Canada (the "Trust Company") at the office listed below. The method of delivery to the Trust Company is at the option and risk of the shareholders, but if mail is used, registered mail is recommended.

(b) Share certificate(s) registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed need not be endorsed or accompanied by any share transfer power of attorney.

(c) Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", or in some other manner satisfactory to the Trust Company.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(d) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(e) Amalco reserves the right if it so elects in its absolute discretion to instruct the Trust Company to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(f) Each registered shareholder is entitled, without charge, to have issued to him one certificate of Amalco for each certificate surrendered. A fee of $3.50 plus applicable tax, however, must be remitted for each additional certificate required.

2. Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to the Trust Company together with a letter stating the loss. The Trust Company will respond with the replacement requirements, which must be properly completed and returned prior to effecting the exchange.

3. Miscellaneous

Additional copies of the Letter of Transmittal may be obtained from the Trust Company at the office listed below. Any questions should be directed to Computershare Trust Company of Canada at 1-800-663-9097 or by e-mail to caregistryinfo@computershare.com.

By Mail: P.O. Box 7021 By Hand or Courier: 100 University Avenue

31 Adelaide St E 9th Floor

Toronto, ON M5C 3H2 Toronto, ON M5J 2Y1

Attn: Corporate Actions Attn: Corporate Actions

or

510 Burrard Street

Vancouver, BC V6C 3B9

Attn: Corporate Actions

Proxy

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS OF

STOCKSCAPE.COM TECHNOLOGIES INC. (the "Company")

TO BE HELD AT SUITE 2800, 666 BURRARD STREET
VANCOUVER, B. C.

ON TUESDAY, JUNE 25, 2002, AT 9:00 A.M.

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, ANDREW F.B. MILLIGAN, a Director of the Company, or failing this person, A. MURRAY SINCLAIR, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For the full text of the resolutions, please see the enclosed Notice of Meeting and Information Circular. See the Summary for information on how to access the complete Joint Information Circular.)
		For	Against
1.	To elect Directors.
2.	To appoint Auditors and to authorize the Directors to fix their remuneration.
3.	To consider and, if thought fit, to approve by special resolution an arrangement (the "Stockscape Arrangement Resolution") under Section 252 of the Company Act (British Columbia) pursuant to which Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian Gold Limited ("Peruvian"), Glenex Industries Inc. ("Glenex") and the Company will be amalgamated to form an amalgamated company, ("Amalco"), under the name, "Bradstone Equity Partners, Inc." or such other name as the directors may approve, and the securityholders of Bradstone, Peruvian, Glenex and the Company will receive securities of Bradstone.
4.	To consider and, if thought fit, to approve by special resolution the Stockscape Name Change Resolution, to be effective if the Stockscape Arrangement Resolution is not passed, the change of the Company's name to "Cornucopia Capital, Inc." and authorizing the Board of Directors, in its sole discretion, to choose such other name is acceptable to the securities and corporate regulatory authorities.
5.	To transact such other business as may properly come before the Meeting.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of CIBC Mellon Trust Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting. The mailing address of CIBC Mellon Trust Company is 1066 Hastings Street, West Suite 1600, Vancouver, British Columbia, V6E 3X1 and its fax number is (416) 368-2502.

STOCKSCAPE.COM TECHNOLOGIES INC.

(the "Company")

TO: Registered and Non-Registered Shareholders

National Policy 41 provides Shareholders with the opportunity to elect annually to have their name added to the Company's supplemental mailing list in order to receive quarterly financial statements of the Company. If you wish to receive such statements, please complete and return this form to:

CIBC MELLON TRUST COMPANY
Suite 1600
1066 West Hastings Street
Vancouver, B. C.
V6E 3X1

___________________________________________
PLEASE PRINT NAME OF SHAREHOLDER

___________________________________________
MAILING ADDRESS

___________________________________________
CITY/TOWN

___________________________________________
PROVINCE/STATEPOSTAL CODE

BY SIGNING BELOW THE UNDERSIGNED HEREBY CERTIFIES TO BE
A SHAREHOLDER OF THE COMPANY.

DATE: _______________________

_____________________________
SIGNATURE OF SHAREHOLDER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC. (the Registrant)
Date:	May 30, 2002	By:	(signed) Andrew F.B. Milligan
Signature Andrew F.B. Milligan President & CEO
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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